Form 10-K405, Exhibit 13
period 1999-12-31
AMERICAN AXLE & MANUFACTURING HOLDINGS INC
filed 2000-03-21
CIK 1062231

                                                                      EXHIBIT 13



AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto.

OVERVIEW
We are a Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering and design of driveline systems for trucks, buses, sport utility vehicles ("SUVs") and passenger cars. A driveline system includes all of the components that transfer power from the transmission and deliver it to the drive wheels. The driveline products produced by us include axles, propeller shafts, chassis components and forged products. We sell most of our products under long-term contracts at fixed prices. Some of our contracts require us to reduce our prices in subsequent years and all of our contracts allow us to negotiate price increases for engineering changes.

We are the principal supplier of driveline components to General Motors Corporation ("GM") for its light trucks, SUVs and rear-wheel drive ("RWD") passenger cars. Other customers include Ford Motor Company, DaimlerChrysler, Nissan, BMW/Rover, Renault, Visteon Automotive, Delphi Automotive and PACCAR. As a result of our Lifetime Program Contracts with GM ("LPCs"), we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by an LPC. Sales to GM were approximately 86%, 93% and 96% of our total sales in 1999, 1998 and 1997, respectively. Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs establish pricing for products sold to GM and require us to remain competitive with respect to technology, delivery and quality. The LPCs have terms equal to the lives of the relevant vehicle programs, which typically run 6 to 12 years. We will have to compete for future GM business upon the termination of the LPCs.

Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (collectively, "Blackstone") acquired a controlling interest in the Company in a leveraged recapitalization transaction consummated in October
1997 (the "Recapitalization"). In February 1999, we completed an initial public offering ("IPO") and issued 7 million shares of common stock.

INDUSTRY AND COMPETITION
Our operations are considered cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. The axle and related driveline systems segment of the automotive industry is highly competitive. The current trend in the automotive industry is for original equipment manufacturers ("OEMs") to shift research and development ("R&D"), design and testing responsibility to their suppliers to take advantage of certain efficiencies. The OEMs have also been reducing the number of their suppliers, preferring stronger relationships with fewer suppliers. As a result, the number of Tier I suppliers is being reduced. This trend is expected to continue, leaving the industry with a smaller number of dominant, worldwide suppliers. We will continue to manage this trend by leveraging our excellence in manufacturing, engineering and design to diversify, strengthen and globalize our OEM customer base and to develop new technologies, products and integrated systems for our customers.

ACQUISITIONS
In 1999, we acquired two forging companies, Colfor Manufacturing, Inc. ("Colfor") and MSP Industries Corporation ("MSP"), and a controlling interest in a joint venture with Hubner Industria Mecanica Ltda., of Curitiba, Parana in Southern Brazil for aggregate purchase consideration of approximately $239 million. Colfor specializes in precision cold, warm and hot forgings and the machining of such forgings. Colfor operates three manufacturing facilities in Ohio. MSP manufactures precision forged powertrain, driveline, chassis and other components for the automotive industry using cold and warm forging processes at three manufacturing facilities in Michigan. Our joint venture in Brazil machines forgings and driveline components for automotive OEMs. These acquisitions advance our strategic initiatives by diversifying our customer base and geographic presence, expanding our product offerings and enhancing our technology, design and engineering expertise.

Aggregate sales for Colfor, MSP and the OEM operations of Hubner Industria Mecanica Ltda. approximated $190 million in 1998. Goodwill recognized in connection with these acquisitions, which have been accounted for as purchases, is being amortized on a straight-line method over 40 years.

RESULTS OF OPERATIONS
NET SALES

[BAR GRAPH]

Net sales increased approximately 45% to $2.953 billion for the year ended December 31, 1999 as compared to $2.041 billion for the year ended December 31, 1998. This increase was primarily due to strong demand for our products for light trucks and SUVs, the fastest growing segment of the U.S. light vehicle market, and increased sales related to GM's new full-size truck program (GMT-800), on which the Company receives a higher average dollar content per vehicle than its predecessor (GMT-400).

Our sales also increased in 1999 due to shipments from Albion Automotive, which we acquired in the fourth quarter of 1998; Colfor and MSP, which we acquired on April 1, 1999; and our joint venture in Brazil, which we acquired in the fourth quarter of 1999. Excluding sales from these acquisitions, our sales increased by $693.3 million or 34% in 1999 as compared to 1998.

Another significant factor underlying the increase in sales in 1999 is the impact of the GM work stoppage which occurred in June and July of 1998 and resulted in the shutdown of nearly all of GM's North American production facilities. This work stoppage impacted our operations in June and July 1998 and also resulted in related start-up inefficiencies in our operations in August 1998. We estimate that sales lost in 1998 as a result of the GM work stoppage were approximately $188 million and that operating income was adversely impacted by approximately $71.2 million. We estimate that sales lost from another GM work stoppage in 1997 approximated $60 million.

Sales were also adversely affected in 1998 and 1997 due to the temporary reduction of certain payments made by GM to us as part of our commercial arrangements from October 1, 1997 through December 31, 1998 ("temporary payment reductions"). The temporary payment reductions were approximately $51.5 million in 1998 and $11.4 million in 1997.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Sales to customers other than GM increased to $416.6 million in 1999 as compared to $134.1 million in 1998 and $88.5 million in 1997. The increase in sales to customers other than GM of approximately 210% in 1999 and 51% in 1998 is principally due to Albion, Colfor and MSP sales and additional business we have obtained.

GROSS PROFIT

[BAR GRAPH]

Gross profit increased 149% to $388.8 million in 1999 as compared to $156.4 million in 1998. Gross margin increased to 13.2% in 1999 as compared to 7.7% in 1998. The increases in gross profit and gross margin in 1999 were primarily due to the impact of higher production volumes, productivity improvements and increased sales of next generation products which carry higher average selling prices. Gross profit and gross margin in 1999 also increased as a result of the impact of the 1998 GM work stoppage and the temporary payment reductions discussed above. We estimate that gross profit was adversely affected in 1998 due to the impact of the 1998 GM work stoppage and the temporary payment reductions by approximately $71.2 million and $51.5 million, respectively.

SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES ("SG&A")

[BAR GRAPH]

SG&A (including research and development) increased 35% to $143.3 million in 1999 as compared to $106.1 million in 1998. The increase in SG&A spending was primarily due to our continued increasing investment in R&D and increases in support required for our expanding operations, including the addition of Albion, Colfor and MSP. SG&A also increased in 1999 due to the adverse impact of the 1998 GM work stoppage on our profit-sharing program in 1998.

Research and development expenses were $39.1 million, $29.5 million and $27.8 million in 1999, 1998 and 1997, respectively. The increase in R&D expenses in 1999 as compared to 1998 was primarily due to the increased costs of supporting new programs currently under development, as well as the addition of Albion, Colfor and MSP in 1999.

OPERATING INCOME

[BAR GRAPH]

Operating income was $242.1 million in 1999 as compared to $50.2 million in 1998 and $116.1 million in 1997. Operating margin increased to 8.2% in 1999 as compared to 2.5% in 1998 and 5.4% in 1997. The increase in operating income and operating margin was primarily due to the factors discussed above relating to gross profit, partially offset by increased SG&A and goodwill amortization related to the Albion, Colfor and MSP acquisitions.

NET INTEREST EXPENSE. Net interest expense was $54.6 million in 1999, $44.3 million in 1998 and $1.8 million in 1997. The increase in net interest expense in 1999 and 1998 as compared to 1997 was primarily due to borrowings incurred in connection with the Recapitalization in October 1997; the Albion, Colfor and MSP acquisitions in 1998 and 1999; and increased levels of capital expenditures in 1999. Net interest expense also increased in 1999 as compared to 1998 due to higher average interest rates in 1999 primarily associated with the 9.75% Senior Subordinated Notes we issued in March 1999. The increase in net interest expense in 1999 was partially offset by interest income related to a higher amount of cash on-hand and a higher amount of interest capitalized on construction in progress.

RECAPITALIZATION EXPENSES. We incurred $15.9 million of expenses in 1997 related to the Recapitalization. These expenses consisted principally of fees for professional services.

OTHER EXPENSE. Other expense was $4.1 million in 1999, $0.3 million in 1998 and $4.2 million in 1997 and related principally to losses incurred on the disposal of machinery and equipment.

INCOME TAX EXPENSE. Income tax expense was $67.8 million in 1999, $2.1 million in 1998, and $38.9 million in 1997. Our effective tax rate was 37.0% in 1999 and 1998 and 41.3% in 1997. The higher effective tax rate in 1997 was primarily due to non-deductible permanent items related to stock compensation.

NET INCOME AND EARNINGS PER SHARE. Diluted earnings per share increased to $2.34 per share in 1999 as compared to $0.08 in 1998 and $0.43 in 1997. After adjusting for the impact of the GM work stoppage and temporary payment reductions in 1998, year-over-year earnings growth was 43% in 1999 and 46% in 1998.

LIQUIDITY AND CAPITAL RESOURCES

We assess our liquidity in terms of our overall ability to mobilize cash to support business needs and to fund growth. We rely primarily upon cash flow from operations and borrowings under our Credit Facilities and our $153 million receivables financing facility (the "Receivables Facility") to finance operations and capital expenditures.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

The Credit Facilities consist of:

- a Senior Secured Term Loan Facility (the "Tranche A Term Loan") providing for delayed draw term loans in an aggregate principal amount of $102.2 million as amended in October 1999;

- a Senior Secured Term Loan Facility (the "Tranche B Term Loan") providing for term loans in an aggregate principal amount of $375 million; and

- a Senior Secured Revolving Credit Facility (the "Revolving Credit Facility") providing for revolving loans and the issuance of letters of credit in an aggregate principal and stated amount not to exceed $250 million (of which not more than $30 million may be represented by letters of credit).

The following significant events have impacted our liquidity and financial flexibility in 1999:

- In February 1999, we completed an IPO and issued 7 million shares of common stock. The net proceeds of the IPO, after deduction of associated expenses, were $107.7 million and were used to reduce outstanding borrowings under the Revolving Credit Facility (but not the related commitments).

- In March 1999, American Axle & Manufacturing, Inc. ("AAM Inc.") issued $300 million of 9.75% Senior Subordinated Notes Due 2009 (the "Notes"). The net proceeds from the sale of the Notes were approximately $288.7 million after deduction of discounts to the initial purchasers and other fees and expenses. The net proceeds have been used to repay existing debt under the Revolving Credit Facility and replace financing provided by the Receivables Facility, with the remainder of such net proceeds used for general corporate purposes, including financing acquisitions and capital expenditures.

- In April 1999, we purchased Colfor and MSP and in October 1999, we purchased a controlling interest in our Brazilian joint venture for aggregate purchase consideration of approximately $239 million.

- In March 1999 and June 1999, we closed sale-leaseback transactions involving $187 million of existing machinery and equipment. These sale-leaseback transactions were financed under operating leases that have a negative impact on our operating income and result in lower depreciation and amortization. However, the increase in lease expense is offset by lower interest expense and, therefore, has no material impact on our net income.

- In October 1999, the Company extended the availability of $102.2 million of the Tranche A Term Loan to July 2000. Of the $125 million of original Tranche A Term Loan availability, $22.8 million expired unused. There have been no borrowings on the Tranche A Term Loan to date.

At December 31, 1999, we had working capital of $62.8 million as compared to a working capital deficit of $68.9 million at December 31, 1998. Net cash provided by operating activities in 1999 exceeded capital expenditures by approximately $8.6 million. Working capital also increased in 1999 as a result of the $140.2 million net cash proceeds held at December 31, 1999 from the financing activities discussed above, after repayment of outstanding borrowings on the Revolving Credit and Receivables facilities, the use of cash to make acquisitions in 1999, and the addition of Colfor and MSP working capital.

As part of our arrangements with GM, payment terms for products shipped to GM will steadily lengthen during the three-year period beginning March 1, 1999, resulting in an expected increase in accounts receivable balances and a related increase in interest expense. Approximately

$62.6 million of the increase in accounts receivable at December 31, 1999 as compared to December 31, 1998, is due to the transition from next day payment terms with GM to net 10 days effective March 1, 1999. We anticipate that this and future increases in working capital associated with the lengthening of GM payment terms will be funded from available sources, including net cash provided by operating activities and our Credit Facilities.

Capital expenditures were $301.7 million in 1999 as compared to $210 million in 1998. These investments were primarily made to support the launch of new product programs, to support additional capacity and to support cost reduction programs, including upgrades in equipment technology and quality standards. Our largest capital project in 1999 was the construction of our new manufacturing facilities in Guanajuato, Mexico, which will begin operations in the first quarter of 2000. We estimate that we will exceed $350 million in capital expenditures in 2000, which we intend to fund from available sources, including cash on-hand at December 31, 1999, cash provided by operating activities in 2000, and borrowings under the Credit Facilities or the Receivables Facility.

At December 31, 1999, $375 million of borrowings were outstanding under the Term Loan Facility and $352.2 million was available for future borrowings under the Term Loan and Revolving Credit Facilities. Additionally at December 31, 1999, $70 million was outstanding and $17.7 million was available under the variable funding certificates of the Receivables Facility.

The weighted-average interest rate of our long-term debt outstanding as of December 31, 1999 was approximately 8.6% as compared to approximately 8.0% at December 31, 1998. This increase in the weighted-average interest rate of our long-term debt outstanding is primarily due to the impact of the issuance of the Notes.

On an overall basis, we believe our current capital resources are adequate to support ongoing operational requirements. We also believe that we have sufficient financial flexibility to attract long-term funding on acceptable terms as may be needed to support our growth objectives.

FINANCIAL INSTRUMENTS
MARKET RISK

Our business and financial results are affected by fluctuations in world financial markets, including interest rates and currency exchange rates. Our hedging policy has been developed to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. We do not hold financial instruments for trading or speculative purposes.

INTEREST RATE RISK. We hedge our interest rate risks by utilizing swaps and collars. Our Credit Facilities require us to enter into interest rate hedging arrangements with a notional value of $112.5 million. Accordingly, we have entered into such hedging arrangements, which terminate in December 2000 and which require us to pay a floating rate of interest based on three-month LIBOR with a cap rate of 6.5% and a floor rate of 5.5%.

As part of a comprehensive risk-management program, we perform sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 100 basis-point increase in interest rates (approximately 12% of our weighted-average interest rate at December 31, 1999) affecting our debt obligations, and related interest rate swaps and collars, would have impacted our 1999 pretax earnings by approximately $3.5 million based on December 31, 1999 debt levels.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

CURRENCY RISK. Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency risks and have only a nominal amount of currency hedges in place at December 31, 1999. Future business operations and opportunities, including the expansion of our business outside North America, may expose us to the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. We intend to manage these risks by using local currency funding of these expansions and by utilizing various types of foreign exchange contracts.

DIRECT MATERIAL
PURCHASING TRANSITION
Through December 31, 1999, we acquired certain materials for use in the manufacture of our products through GM's purchasing network. As a result of our commercial arrangements with GM, we were precluded from directly negotiating lower purchase costs for such materials from suppliers. However, we were also protected from increases in the costs of such materials while this purchasing arrangement was in effect. If the prices of such materials exceeded prices jointly established with GM, GM increased the aggregate amount paid to us for our products. If the prices of such materials were less than prices jointly established with GM, GM reduced the aggregate amount paid to us for our products.

We are now in the process of transitioning to full responsibility for our entire purchasing function. As a result, while the prices at which we sell our products to GM continue to be effective as established in the LPCs, we will no longer have a contractual right to pass on future increases or decreases in the material cost component of our products sold to GM, except for certain ferrous metals and certain foreign exchange exposures relating to sourcing decisions directed by GM. We believe that we can better control our material costs by establishing direct relationships with our key suppliers. In fact, we accelerated the transition to our fully independent purchasing function by approximately two years because of our confidence in our ability to achieve positive results by controlling the direct material purchasing function ourselves.

SEASONALITY
Our business is moderately seasonal as our major OEM customers historically have a two-week shutdown of operations in July and approximately a one-week shutdown in December. In addition, OEM customers have historically incurred lower production rates in the third quarter as model changes enter production. Accordingly, our third quarter and fourth quarter results may reflect these trends.

EFFECTS OF INFLATION
Inflation generally affects us by increasing the cost of labor, equipment and raw materials. We believe that the relatively moderate rate of inflation over the past few years has not had a significant impact on our operations because we offset the increases by realizing improvements in operating efficiency and by our plan to establish favorable supply agreements with key suppliers, including long-term supply agreements where appropriate.

YEAR 2000 UPDATE
We have executed detailed project plans to ensure that our computer information systems would be able to interpret the calendar year term "2000". Our Year 2000 readiness program addressed all of our plant facilities, equipment, computer hardware and software, and business support equipment. Our Year 2000 readiness program also included modifications and conversions necessary to address our systems and process interfaces with third-party suppliers and customers. To date, we have not experienced any significant operational problems related to the Year 2000 issue and we do not presently believe that we will experience any such problems in the future.

LITIGATION AND ENVIRONMENTAL REGULATIONS
We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, management believes that none of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

GM has agreed to indemnify and hold AAM, Inc. harmless from certain environmental issues identified as potential areas of environmental concern at the time of the 1994 Acquisition. GM has also agreed to indemnify AAM, Inc., under certain circumstances, for up to ten years from the date of closing of the 1994 acquisition with respect to certain pre-closing environmental conditions. Based on our assessment of costs associated with our environmental responsibilities, including recurring administrative costs, capital expenditures and other compliance costs, we do not expect such costs to have a material effect on our financial condition, results of operations, cash flows or competitive position in the foreseeable future.

EFFECT OF NEW ACCOUNTING STANDARDS
In June 1998, FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. FASB Statement No. 133 establishes standards for the recognition and measurement of derivatives and hedging activities. This statement is effective for us on January 1, 2001. We are currently analyzing the impact this statement will have on our financial statements.

FORWARD-LOOKING INFORMATION
Certain statements in this Management's Discussion and Analysis and elsewhere in this Annual Report are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms "expect", "anticipate", "intend", and "project" and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this Annual Report. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including reduced sales by the Company's customers, changes in economic conditions in the markets served by the Company, increasing competition, fluctuations in raw materials and energy prices, and other unanticipated events and conditions. It is not possible to foresee or identify all such factors.

The Company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME

                                                                          Year Ended December 31
(In millions, except per share data)                                 1999           1998          1997
Net sales                                                       $   2,953.1    $   2,040.6    $   2,147.5

Cost of goods sold                                                  2,564.3        1,884.2        1,927.4
---------------------------------------------------------------------------------------------------------

Gross profit                                                          388.8          156.4          220.1

Selling, general and administrative expenses                          143.3          106.1          104.0
Goodwill amortization                                                   3.4            0.1           --
---------------------------------------------------------------------------------------------------------

Operating income                                                      242.1           50.2          116.1

Net interest expense                                                  (54.6)         (44.3)          (1.8)

Recapitalization expenses                                              --             --            (15.9)

Other expense, net                                                     (4.1)          (0.3)          (4.2)
---------------------------------------------------------------------------------------------------------

Income before income taxes                                            183.4            5.6           94.2

Income taxes                                                           67.8            2.1           38.9
---------------------------------------------------------------------------------------------------------

Net income                                                            115.6            3.5           55.3

Preferred dividends                                                    --             --            (29.9)

Excess of the carrying amount over the fair value
     of the consideration transferred to the holders
     of Class A Preferred Stock                                        --             --             29.8
---------------------------------------------------------------------------------------------------------

Net income available for common stockholders                    $     115.6    $       3.5    $      55.2
=========================================================================================================

Basic earnings per share                                        $      2.87    $      0.11    $      0.74
=========================================================================================================

Diluted earnings per share                                      $      2.34    $      0.08    $      0.43
=========================================================================================================

See accompanying notes to consolidated financial statements

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

                                                                            Year Ended December 31
(In millions, except share and per share data)                                 1999         1998
ASSETS
Current assets:
     Cash and equivalents                                                  $    140.2    $      4.5
     Accounts receivable, net of allowance of                                   194.0         123.8
          $5.0 in 1999 and $2.9 in 1998
     Inventories                                                                133.3         137.1
     Prepaid expenses and other                                                  22.3          14.5
     Deferred income taxes                                                       19.7          14.1
---------------------------------------------------------------------------------------------------
Total current assets                                                            509.5         294.0

Property, plant and equipment, net                                              929.0         829.3
Deferred income taxes                                                            50.5          62.2
Goodwill and other assets                                                       188.1          40.7
---------------------------------------------------------------------------------------------------
Total assets                                                               $  1,677.1    $  1,226.2
===================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                      $    269.1    $    232.8
     Accrued compensation and benefits                                          129.7         105.4
     Other accrued expenses                                                      47.9          24.7
---------------------------------------------------------------------------------------------------
Total current liabilities                                                       446.7         362.9

Long-term debt                                                                  774.9         693.4
Postretirement benefits and other long-term liabilities                         191.8         129.5
---------------------------------------------------------------------------------------------------
Total liabilities                                                             1,413.4       1,185.8

Stockholders' equity
     Preferred stock, par value $.01 per share; shares authorized --
          10,000,000; no shares outstanding in 1999 or 1998                      --            --
     Common stock, par value $.01 per share; shares authorized--
          150,000,000; shares issued and outstanding--
          46,357,012 in 1999 and 32,456,107 in 1998                               0.5          --
     Series common stock, par value $.01 per share; shares
          authorized 40,000,000; no shares outstanding in 1999 or 1998           --            --
     Paid-in capital                                                            199.8          92.5
     Retained earnings (accumulated deficit)                                     64.1         (51.5)
     Cumulative translation adjustment                                           (0.7)         (0.6)
---------------------------------------------------------------------------------------------------
Total stockholders' equity                                                      263.7          40.4
---------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                 $  1,677.1    $  1,226.2
===================================================================================================


See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Year Ended December 31
(In millions)                                                      1999         1998        1997
OPERATING ACTIVITIES
Net income                                                      $  115.6    $    3.5    $   55.3
Adjustments to reconcile net income to net cash
          provided by operating activities:
               Depreciation and amortization                        89.5        68.8        49.7
               Deferred income taxes                                 9.8         2.6        (9.7)
               Stock-option compensation expense                    --          --           6.9
               Pensions and other postretirement benefits,
                    net of contributions                            43.6        20.1        30.7
               Loss on disposal of equipment                         4.3         0.3         4.1
               Changes in operating assets and liabilities:
                    Accounts receivable                            (48.2)       59.2       (75.3)
                    Inventories                                     12.7       (27.0)       10.8
                    Accounts payable and accrued expenses           75.3       (34.8)      141.5
                    Other assets and liabilities                     7.7       (11.3)      (13.2)
------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          310.3        81.4       200.8
------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of property, plant and equipment, net                   (301.7)     (210.0)     (282.6)
Acquisitions, net of cash acquired                                (239.4)      (41.5)       --
Proceeds from sale-leaseback of equipment                          187.0        --          --
------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (354.1)     (251.5)     (282.6)
------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net (payments) borrowings under Revolving Credit and
     Receivables facilities                                       (213.9)      156.0       130.0
Proceeds from issuance of long-term debt, net                      295.9         1.1       374.7
Debt issuance costs                                                (10.3)       (0.1)      (18.6)
Payment of dividends                                                --          --         (34.5)
Recapitalization payments                                           --          --        (478.9)
Proceeds from issuance of common stock, net                        107.8         0.3         0.4
------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                179.5       157.3       (26.9)
------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                             --          --          --
------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and equivalents                    135.7       (12.8)     (108.7)

Cash and equivalents at beginning of year                            4.5        17.3       126.0
------------------------------------------------------------------------------------------------

Cash and equivalents at end of year                             $  140.2    $    4.5    $   17.3
================================================================================================


See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        Retained
                                                                        Earnings   Cumulative
                                              Common         Paid-in  (Accumulated Translation Comprehensive
(In millions, except per share data)           Stock         Capital    Deficit)   Adjustment  Income
Balance at January 1,1997                       $   --      $   90.2    $  160.0    $ --
Net income and comprehensive income                                         55.3               $   55.3
                                                                                               ========

Cash dividends:
     Preferred stock-- $2,243 per share                                    (29.9)
     Common stock-- $0.06 per share                                         (4.6)
Recapitalization of common stock                               (12.9)     (203.5)
Recapitalization of preferred stock                                         29.8
Recapitalization tax payment to Jupiter
     Capital Corporation                                                   (74.2)
Recapitalization costs paid to or on behalf
     of stockholders                                                       (18.3)
Recapitalization deferred taxes                                             30.4
Issuance of common stock                                         0.4
Stock option grants                                             14.5
-------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                        --          92.2       (55.0)     --

Net income                                                                   3.5               $    3.5
Foreign currency translation                                                          (0.6)        (0.6)
                                                                                               --------
Comprehensive income                                                                           $    2.9
                                                                                               ========

Exercise of stock options                                        0.3
-------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                        --          92.5       (51.5)     (0.6)

Net income                                                                 115.6               $  115.6
                                                                                               --------
Foreign currency translation                                                          (0.1)        (0.1)
Comprehensive income                                                                           $  115.5
                                                                                               ========

Issuance of common stock                             0.4       107.3
Exercise of stock options                            0.1
-------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                    $    0.5    $  199.8    $   64.1    $ (0.7)
==========================================================================================

See accompanying notes to consolidated financial statements.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION: American Axle & Manufacturing Holdings, Inc. ("Holdings") and its subsidiaries (collectively, the "Company"), is a Tier I supplier to the automotive industry and a world leader in the manufacturing, engineering and design of driveline systems (including forged products) for trucks, buses, sport-utility vehicles, and passenger cars. The driveline system includes all the components that transfer power from the transmission and deliver it to the drive wheels. Driveline products produced by the Company include axles, propeller shafts, chassis components, driving heads, crank-shafts, transmission parts and forged products. In addition to its 13 locations in the United
States (in Michigan, New York and Ohio), the Company also has offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.

Holdings is the survivor of a migratory merger with American Axle & Manufacturing of Michigan, Inc.("AAMM") and has no significant assets other than its investment in its subsidiaries. Pursuant to this merger, which was effected in January 1999, each share of AAMM's common stock was converted into 3,945 shares of Holdings' common stock. All share and per share amounts have been adjusted to reflect this conversion.

In February 1999, Holdings completed an initial public offering (the "IPO") and issued 7 million shares of its common stock. The net proceeds of the offering, after deduction of associated expenses, was $107.7 million.

RECAPITALIZATION: In October 1997, AAMM completed a comprehensive recapitalization (the "Recapitalization"). Prior to the Recapitalization, AAMM was a wholly owned subsidiary of American Axle & Manufacturing, Inc. ("AAM Inc."). Pursuant to the Recapitalization, AAMM acquired a 100% ownership interest in AAM Inc. by exchanging shares of its own stock, on a one-for-one basis ,with the stockholders of AAM Inc. This exchange of shares was accounted for in a manner similar to a pooling of interests because both AAMM and AAM Inc. were under common control. Following the exchange of shares, AAMM repurchased
50.8 million shares or 61% of its common stock outstanding for $216.3 million. Following the Recapitalization, the original stockholders of AAM Inc. owned 17.8% of outstanding common stock.

As part of the Recapitalization, AAMM redeemed and retired all outstanding shares of Class A Preferred Stock ("preferred stock") issued in 1994 to General Motors Corporation ("General Motors") for $170.2 million. In 1997 and 1996, General Motors earned $12 million and $17.9 million of dividends, respectively, based on cash flow and net income formulae. Both the 1997 and 1996 dividends were declared and paid in 1997. Also as part of the Recapitalization, AAMM made a $74.2 million payment to Jupiter Capital Corporation ("Jupiter") (AAMM's parent prior to the Recapitalization).

Recapitalization expenses of $15.9 million consisted primarily of fees for professional services. In addition, other Recapitalization costs of $18.3 million were paid either to stockholders or to third parties on the stockholders' behalf and have been charged directly to retained earnings.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Holdings and its subsidiaries. All intercompany transactions, balances and profits are eliminated upon consolidation.

REVENUE RECOGNITION: The Company recognizes revenue when products are shipped to the customer.

RESEARCH AND DEVELOPMENT COSTS: The Company expenses research and development costs as incurred. Research and development costs were $39.1 million, $29.5 million and $27.8 million for 1999, 1998 and 1997, respectively.

CASH AND EQUIVALENTS: Cash and equivalents include all cash balances and highly liquid investments with a maturity of 90 days or less at time of purchase.

TOOLING: Costs incurred by the Company for customer tooling for which the Company will be reimbursed are classified as accounts receivable. Provisions for losses are recorded at the time the Company estimates the costs of these projects to exceed customer reimbursement.

INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first-out method (LIFO). Non-productive inventories consist of materials consumed in the manufacturing process but not incorporated into the finished products.

Inventories consist of the following:

AS OF DECEMBER 31 (IN MILLIONS)                  1999                                1998
Raw materials and
   work-in-process                              $ 105.3                            $ 87.6
Finished goods                                     22.6                              42.2
                                                -------                            ------
Gross inventories at
   average cost                                   127.9                             129.8
Excess of average cost
   over LIFO cost                                  (7.8)                             (7.0)
                                                -------                            ------
Net productive inventories                        120.1                             122.8
Non-productive inventories                         13.2                              14.3
                                                -------                            ------
Total inventories                               $ 133.3                            $137.1
                                                =======                            ======


PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment consists of the following:

AS OF DECEMBER 31 (IN MILLIONS)                      1999                             1998
Land and land improvements                     $  25.0                               $  19.3
Buildings and
    building improvements                        134.5                                  51.5
Machinery and equipment                          825.6                                 843.4
Construction in progress                         224.5                                 133.1
                                               -------                               -------
Total                                          1,209.6                               1,047.3
Accumulated depreciation                        (280.6)                               (218.0)
                                               -------                               -------
Property, plant and
    equipment, net                             $ 929.0                               $ 829.3
                                               =======                               =======

Property, plant and equipment are stated at cost. Construction in progress includes costs incurred for machinery and equipment and building improvements in process. Depreciation is provided using the straight-line method over the assets' estimated useful lives, which range from 3 to 40 years. Depreciation amounted to $85.5 million, $67.3 million and $48.1 million in 1999, 1998 and 1997, respectively. Other expense in 1999, 1998 and 1997 consisted principally of losses on the disposal of fixed assets.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Effective January 1, 1997, the Company extended the estimated useful lives of certain machinery and equipment to better allocate the cost of the assets over their estimated useful lives. This change in estimated useful lives increased operating income by approximately $6.4 million in 1997.

GOODWILL: Goodwill is recognized for the excess of the purchase price of acquired businesses over the value of their identifiable net tangible and intangible assets acquired and amortized over a period not exceeding 40 years.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company periodically reviews the realization of its long-lived assets, including goodwill, based on an evaluation of remaining useful lives and the current and expected future profitability and cash flows of such assets.

STOCK BASED COMPENSATION: The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options. Accordingly, compensation cost is measured on the excess, if any, of the market price of the company's stock at the date of grant over the amount an employee must pay to acquire the stock.

CURRENCY TRANSLATION: Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at end-of-period exchange rates. The effect of translation for the Company's foreign subsidiaries that use the local currency as their functional currency is reported as a separate component of stockholders' equity. The effect of remeasurement of assets and liabilities of the Company's foreign subsidiary that uses the U.S. dollar as its functional currency is included in income. Income statement elements of all foreign subsidiaries are translated to U.S. dollars at average-period exchange rates. Also included in income are gains and losses arising from transactions denominated in a currency other than the functional currency of the Company or any of its subsidiaries.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosures in the financial statements. Actual results could differ from those estimates.

EFFECT OF NEW ACCOUNTING STANDARDS: In June 1998, FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. FASB Statement No. 133 establishes standards for the recognition and measurement of derivatives and hedging activities. This statement is effective on January 1, 2001. The Company is currently analyzing the impact this statement will have on its financial statements.

RECLASSIFICATIONS: Certain 1997 and 1998 amounts have been reclassified to conform with the 1999 financial statement presentation.

2. AMERICAN AXLE & MANUFACTURING, INC.
Holdings has no material assets, liabilities or operations other than those that result from its ownership of 100% of the outstanding common stock of American Axle & Manufacturing, Inc. ("AAM Inc."). Separate consolidated financial statements of AAM Inc. are not presented because they would not be materially different from the accompanying consolidated financial statements. The following is a summary of the consolidated assets and liabilities of AAM Inc. and its subsidiaries and their consolidated results of operations:

AS OF DECEMBER 31 (IN MILLIONS)                       1999                  1998
Assets:
     Current assets                               $    509.5            $    294.0
     Noncurrent assets                               1,167.6                 932.2
                                                  ----------            ----------
       Total assets                               $  1,677.1            $  1,226.2
                                                  ==========            ==========
Liabilities:
     Current liabilities                          $    446.7            $    362.9
     Noncurrent liabilities                            966.7                 822.9
                                                  ----------            ----------
       Total liabilities                          $  1,413.4            $  1,185.8
                                                  ==========            ==========
(IN MILLIONS)                                         1999                  1998
Net sales                                         $  2,953.1            $  2,040.6
Gross profit                                           388.8                 156.4
Net income                                             115.6                   3.5

3. ACQUISITIONS
In 1999, the Company purchased two domestic forging companies, Colfor Manufacturing, Inc. ("Colfor") and MSP Industries Corporation ("MSP"), and a majority interest in a joint venture in Brazil which machines forging and driveline components for automotive OEMs for aggregate cash purchase consideration of approximately $239 million. Aggregate sales for these companies approximated $190 million in 1998.

In 1998, the Company acquired Albion Automotive (Holdings) Limited ("Albion") for a purchase price of approximately $42 million and approximately $30 million of assumed debt and capital lease obligations. Approximately $5.9 million of additional purchase price consideration may be payable to Albion's former stockholders based upon Albion's future financial performance.

4. LONG-TERM DEBT AND LEASE OBLIGATIONS
Long-term debt consists of the following:

AS OF DECEMBER 31 (IN MILLIONS)                            1999                              1998
Credit Facilities:
  Revolver                                              $     -                           $ 223.0
  Tranche A Term Loan                                         -                                 -
  Tranche B Term Loan                                     375.0                             375.0
                                                        -------                           -------
    Total Credit Facilities                               375.0                             598.0
Receivables Facility                                       70.0                              63.0
Senior Subordinated Notes
  Due 2009, net of discount
  of $2.1                                                 297.9                                 -
Capital Lease Obligations                                  25.7                              26.1
Other                                                       6.3                               6.3
                                                        -------                           -------
Total long-term debt                                    $ 774.9                           $ 693.4
                                                        =======                           =======

CREDIT FACILITIES: The Company's Senior Secured Bank Credit Facilities ("Credit Facilities") consist of a (i) $250 million Revolving Credit Facility, due October 2004 ("Revolver"), (ii) $102.2 million delayed draw Term Loan Facility ("Tranche A Term Loan") due in semi-annual installments of varying amounts through October 2004 and (iii) $375 million Term Loan Facility ("Tranche B Term Loan") due in semi-annual installments of varying amounts through April 2006. The Tranche A Term Loan can be drawn until July 2000.

Amounts outstanding under the Credit Facilities are secured by the capital stock of the Company's significant subsidiaries and all the assets except for those securing the Receivables Facility and permitted equipment and lease financings. Borrowings under the Credit Facilities bear interest at rates based on The Chase Manhattan Bank ("Chase") alternate base rate or LIBOR, plus an applicable margin. At December 31,

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1999, $102.2 million was available for future borrowings under the Tranche A Term Loan and $250 million was available for future borrowings under the Revolver.

At December 31, 1999, the weighted-average interest rate on the balances outstanding under the Credit Facilities was 7.9%.

RECEIVABLES FACILITY: In connection with the Recapitalization, AAM Inc. (the "Seller") established a receivables financing facility (the "Receivables Facility") through AAM Receivables Corp. ("AAM Receivables"), a wholly owned, bankruptcy-remote subsidiary of the Company. Pursuant to the Receivables Facility, the Seller agreed to sell certain customer trade receivables created from time to time to AAM Receivables which, in turn, transferred all of such receivables to a trust, which issued variable funding certificates (the "VFC") representing undivided interests in the receivables pool. Under the VFC, a bank group provided a revolving financing commitment, subject to the terms and conditions of the Receivables Facility, of up to $153.0 million through October 2003. These receivables are not available to the Company's general creditors. However, the primary customer of the Seller is also a supplier to the Seller and, in certain circumstances, may be able to offset amounts payable by the Seller against the Seller's trade receivables from the supplier. Accordingly, the Receivables Facility has been accounted for as if it were a secured borrowing.

Availability of financing under the VFC depends on the amount of receivables generated by the Seller from its sales, the rate of collection on those receivables and certain other characteristics of those receivables that affect their eligibility. At December 31, 1999, approximately $87.7 million was available under the VFC, of which $70 million was utilized.

The Receivables Facility bears interest at rates based on Chase's alternate base rate or LIBOR plus an applicable margin. The weighted-average interest rate on the balances outstanding under the Receivables Facility at December 31, 1999 was 7.5%.

SENIOR SUBORDINATED NOTES DUE 2009: In March 1999, AAM Inc. issued $300 million of 9.75% Senior Subordinated Notes Due 2009 (the "Notes"). The net proceeds from the sale of the notes were approximately $288.7 million after deduction of discounts to the initial purchasers and other fees and expenses.

The Notes are unsecured senior subordinated obligations of AAM Inc. and are guaranteed by Holdings. Prior to the Notes' maturity on March 1, 2009, the Company may redeem the Notes beginning on March 1, 2004 at stated redemption prices beginning at 104.875% at March 1, 2004 and decreasing to 100% on March 1, 2007 and thereafter. In addition, the Company may also redeem up to $105 million of the Notes using the proceeds of certain equity offerings through March 1, 2002 at a redemption price of 109.75%.

Including amortization of the original issue discount, the interest rate on the Senior Subordinated Notes was 9.875%.

DEBT COVENANTS: The Credit Facilities and Notes contain various operating covenants which, among other things, impose certain limitations on the Company's ability to declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock, incur liens, incur indebtedness, merge, make acquisitions or sell assets. Under the Credit Facilities and Notes, the Company is required to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures. Borrowings under the Credit Facilities may be prepaid by the Company at any time at the option of the Company, without penalty, other than breakage costs. Loans made under the Credit Facilities are subject to mandatory prepayments under certain conditions. Additionally, the Credit Facilities required the Company to enter into interest rate hedging arrangements with a notional value of $112.5 million.

LEASES: The Company leases certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $37.7 million and $32.0 million of such gross asset cost is included in property, plant and equipment at December 31, 1999 and 1998, respectively. The weighted-average interest rate on these capital lease obligations was 7.0% at December 31, 1999.

In 1999, the Company closed two sale-leaseback transactions involving approximately $187 million of existing machinery and equipment. These transactions were financed under operating leases with terms between 10 years and 12 years. A gain on the sale of this machinery and equipment of approximately $4 million will be recognized over the respective lease terms.

The Company leases certain other facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/or purchase options. Total expense for all operating leases was $32.6 million, $14.0 million and $9.7 million for the years ended December 31, 1999, 1998 and 1997 respectively. Future minimum payments under noncancelable operating leases are as follows: $43.1 million in 2000, $40.7 million in 2001, $63.8 million in 2002, $26.8 million in 2003, $26.3 million in 2004 and $156.6 million thereafter.

DEBT MATURITIES: Aggregate maturities of long-term debt are as follows (in millions):

             2000                                          $ 11.7
             2001                                             9.2
             2002                                             6.8
             2003                                            74.4
             2004                                             1.3
             Thereafter                                     671.5
             ----------                                   -------
             Total                                        $ 774.9
             ==========                                   =======

The Company has sufficient availability to refinance current maturities of long-term debt through its existing Credit Facilities and has classified such obligations as long-term debt at December 31, 1999.

Gross interest expense in 1999, 1998 and 1997 was $70.2 million, $48.6 million, and $9.1 million, respectively. Interest paid in 1999, 1998 and 1997 was $55.8 million, $50.2 million and $1.7 million, respectively. Interest capitalized in 1999, 1998 and 1997 was $8.5 million, $3.8 million and $0.2 million, respectively.

Interest income in 1999, 1998 and 1997 was $7.1 million, $0.5 million and $7.1 million, respectively.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. DERIVATIVES AND RISK MANAGEMENT
FINANCIAL INSTRUMENTS: The Company uses interest-rate swaps and collars of up to 3 years in duration to manage its exposure to adverse movements in interest rates. In connection with the Tranche B Term Loan, the Company entered into a $112.5 million rate collar transaction which terminates in December 2000 to pay a floating rate of interest based on 3-month LIBOR with a cap rate of 6.5% and a floor rate of 5.5%. At December 31, 1999, the Company has interest rate swap agreements with notional amounts of $62.5 million that convert the variable rates of leases and certain debt amounts to fixed rates of approximately 8.0%. The rate collar transaction and interest rate swap agreements have been designated as effective hedges of the related debt and lease obligations and, accordingly, the net cost of such agreements is reflected as an adjustment to interest expense over the lives of the debt and lease agreements.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of long-term debt outstanding under the Credit and Receivables Facilities approximate their fair value due the frequent resetting of the interest rate. The estimated fair value of the Notes and the interest rate swaps and collars have been determined using available market information. At December 31, 1999, the fair value of the Notes is approximately $302.2 million. At December 31, 1999, the interest rate swaps and collars have notional values of $175 million and unrealized losses of approximately $0.1 million. At December 31, 1998, the interest rate swaps and collars had notional values of $182.7 million and unrealized losses of approximately $5.5 million.

CONCENTRATIONS OF CREDIT RISK: In the normal course of business, the Company provides credit to customers in the automotive industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts. When appropriate, the Company diversifies the concentration of invested cash among different financial institutions and also diversifies the selection of counterparties to other financial instruments.

6. EMPLOYEE BENEFIT PLANS
PENSION AND OTHER POSTRETIREMENT BENEFITS: The Company sponsors various qualified and non-qualified defined benefit pension plans for its eligible employees. The Company also maintains hourly and salaried benefit plans that provide postretirement medical, dental, vision and life benefits to eligible retirees and dependents in the United States. The Company provides benefits under collective bargaining agreements to a majority of its hourly employees.

Actuarial valuations of the U.S. benefit plans were made at September 30, 1999 and 1998, respectively. Actuarial valuations of the foreign benefit plans were made at December 31, 1999 and 1998, respectively. The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to net benefit plan liability:

                                                     PENSION BENEFITS           OTHER BENEFITS
(IN MILLIONS)                                          1999     1998           1999          1998
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year              $ 148.6   $ 78.4        $  79.5        $ 52.7
Service costs                                           21.7     16.7           21.7          18.9
Interest cost                                           10.9      7.1            7.2           5.4
Actuarial (gain) loss                                  (22.7)     8.4          (17.2)          2.9
Participant contributions                                1.7      0.3              -             -
Acquisition                                                -     38.2              -             -
Benefit payments                                        (2.4)    (0.5)          (1.1)         (0.4)
Currency fluctuations                                   (1.0)       -              -             -
                                                     -------   ------        -------        ------
    Net change                                           8.2     70.2           10.6          26.8
                                                     -------   ------        -------        ------
Benefit obligation at end of year                      156.8    148.6           90.1          79.5
                                                     -------   ------        -------        ------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year         143.6     81.3              -             -
Actual return on plan assets                            18.4      9.7              -             -
Employer contributions                                   1.5     18.8            1.1           0.4
Participant contributions                                1.7      0.3              -             -
Acquisition                                                -     34.0              -             -
Benefit payments                                        (2.4)    (0.5)          (1.1)         (0.4)
Currency fluctuations                                   (1.0)       -              -             -
                                                     -------   ------        -------        ------
    Net change                                          18.2     62.3              -             -
                                                     -------   ------        -------        ------
Fair value of plan assets at end of year               161.8    143.6              -             -
                                                     -------   ------        -------        ------
Funded status - U.S. plans at September 30               1.7     (0.7)         (90.1)        (79.5)
Funded status - foreign plans at December 31             3.3     (4.3)             -             -
Unrecognized actuarial gain                            (42.6)   (14.2)         (31.3)        (13.8)
Unrecognized prior service cost                          4.6      5.1            0.1           0.1
Fourth quarter contribution                              3.0        -            0.3           0.2
                                                     -------   ------        -------        ------
Net liability at December 31                         $ (30.0)  $(14.1)       $(121.0)       $(93.0)
                                                     =======   ======        =======        =======

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The principal weighted-average assumptions used in the valuation of the U.S. and foreign plans were as follows:

                                     PENSION BENEFITS
                                1999                   1998                            OTHER BENEFITS
                           U.S.      FOREIGN     U.S.       FOREIGN      1997      1999      1998      1997
Discount rate              7.75%      6.00%      6.75%       5.50%       7.50%     7.85%     7.15%     7.50%
Expected return
   on plan assets          9.25%      8.00%      9.25%       8.00%       9.00%      N/A       N/A       N/A
Rate of compensation
   increase                4.25%      4.00%      4.00%       3.50%       4.00%     4.25%     4.00%     4.00%

                                          PENSION BENEFITS                  OTHER BENEFITS
(IN MILLIONS)                        1999      1998        1997       1999        1998         1997
COMPONENTS OF NET
  PERIODIC BENEFIT COSTS
Service cost                        $21.6      $17.2      $15.3       $21.7       $18.9        $17.2
Interest cost                        10.9        7.6        5.8         7.2         5.4          4.1
Expected asset return               (12.3)      (9.0)      (6.2)        N/A         N/A          N/A
Amortized gain                       (0.2)      (1.6)      (1.0)       (0.4)       (1.3)        (1.1)
Amortized prior service cost          0.5        0.5        0.5           -           -            -
                                    -----      -----      -----       -----       -----        -----

Net benefit cost                    $20.5      $14.7      $14.4       $28.5       $23.0        $20.2
                                    =====      =====      =====       =====       =====        =====

For measurement purposes, a 6.65% annual increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.0% for 2002 and remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage point increase in the assumed health care cost trend rate would have increased total service and interest cost and the postretirement obligation by $7.2 million and $19.4 million, respectively. A one-percentage point decrease in the assumed health care cost trend rate would have decreased total service and interest cost and the postretirement obligation by $5.8 million and $14.8 million, respectively.

VOLUNTARY SAVINGS PLAN: Most U.S. employees are eligible to participate in a voluntary savings plan. The Company's maximum match under these plans is 50% of the first 6% of salaried employee contributions. Company matching contributions amounted to $1.6 million, $1.5 million and $0.9 million for the years ended December 31, 1999, 1998 and 1997, respectively.

7. STOCK OPTIONS
In 1997 and in 1999, the Company established two stock option plans and an incentive stock plan (the "stock compensation plans") under which a total of 9.5 million shares of common stock are authorized for issuance to directors, officers and certain employees of the Company in the form of options, stock appreciation rights or other awards that are based on the value of the Company's common stock. Under the stock compensation plans, the exercise price of the options, rights or other awards will not be less than the fair market value of the common stock on the date of grant. A total of 6.1 million options have been granted under these stock compensation plans at December 31, 1999. These options become exercisable based upon duration of employment or operating performance. At December 31, 1999, 0.1 million of these options have been exercised.

In 1994, the Company granted an officer of the Company options to purchase 6.9 million shares of the Company's common stock. In 1997, the Company canceled and replaced these options at substantially identical terms and recognized compensation expense of $6.8 million resulting from the modification of the exercisability period. These options were exercised in October 1999.

In October 1997, the Company granted several officers of the Company options to purchase 1.9 million shares of the Company's common stock as replacement for an incentive compensation plan established in 1994. The options were immediately vested and exercisable at a weighted-average exercise price per share of approximately $0.16. Compensation expense relating to the incentive compensation plan established in 1994 was $2.3 million in 1997.

The following table summarizes the activity relating to the Company's stock options:

                                                                              Weighted-Average
(IN MILLIONS, EXCEPT PER SHARE DATA)                Number of Shares           Exercise Price
Outstanding at January 1, 1997                             6.9                     $ 0.01
  Options granted                                         14.5                       1.71
  Options exercised                                          -                          -
  Options lapsed or canceled                              (6.9)                      0.01
                                                          ----                     ------
Outstanding at December 31, 1997                          14.5                     $ 1.71
  Options granted                                            -                          -
  Options exercised                                       (0.1)                      4.26
  Options lapsed or canceled                              (0.1)                      4.26
                                                          ----                     ------
Outstanding at December 31, 1998                          14.3                     $ 1.68
  Options granted                                          0.6                      15.38
  Options exercised                                       (6.9)                      0.02
  Options lapsed or canceled                              (0.2)                      6.34
Outstanding at December 31, 1999                           7.8                     $ 4.07
                                                          ====                     ======
Options exercisable at December 31, 1997                   9.1                     $ 0.19
                                                          ====                     ======
Options exercisable at December 31, 1998                   9.4                     $ 0.31
                                                          ====                     ======
Options exercisable at December 31, 1999                   3.9                     $ 2.42
                                                          ====                     ======

Options outstanding at December 31, 1999 have a weighted-average remaining contractual life of approximately 10 years and have exercise prices ranging from $0.01 to $15.56 per share.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Had the Company determined compensation cost based upon the fair value of the options at the grant date consistent with the method specified by FASB Statement No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

(IN MILLIONS, EXCEPT PER SHARE DATA)                       1999                1998              1997
Net income as reported                                   $ 115.6              $  3.5            $ 55.3
                                                         =======              ======            ======
Pro forma                                                $ 114.5              $  2.8            $ 55.1
                                                         =======              ======            ======
Basic earnings per share as reported                     $  2.87              $ 0.11            $ 0.74
                                                         =======              ======            ======
Pro forma                                                $  2.84              $ 0.09            $ 0.73
                                                         =======              ======            ======
Diluted earnings per share as reported                   $  2.34              $ 0.08            $ 0.43
                                                         =======              ======            ======
Pro forma                                                $  2.30              $ 0.06            $ 0.43
                                                         =======              ======            ======


For options granted prior to the Company's IPO in January 1999, the fair value of each option was determined using the minimum value method and an assumed interest rate of 6.13%. For options granted in 1999, the fair value of each option was estimated on the date of grant using an option-pricing model with the following assumptions:

     Expected volatility                                38.6%
     Risk-free interest rate                            4.74%
     Dividend yield                                      none
     Expected life of option                          7 years
     Weighted-average grant-date fair value            $ 6.95

8. INCOME TAXES
The following is a summary of the components of the provision for income taxes:

(IN MILLIONS)                                        1999          1998          1997
CURRENT
  Federal                                           $ 47.7        $    -        $ 43.4
  Michigan single business tax                         7.2           0.4           4.1
  Other state and local                               (0.5)         (0.9)          1.1
                                                    ------        ------        ------
Total payable currently                               54.4          (0.5)         48.6
DEFERRED
  Federal                                             11.1           3.6          (8.1)
  Michigan single business tax                         2.9           1.2          (1.2)
  Other state and local                                1.8          (0.4)         (0.4)
  Foreign                                             (2.4)         (1.8)            -
                                                    ------        ------        ------
Total deferred                                        13.4           2.6          (9.7)
                                                    ------        ------        ------
Total income taxes                                  $ 67.8        $  2.1        $ 38.9
                                                    ======        ======        ======

The following is a reconciliation of the provision for income taxes to the expected amounts using the statutory rate:

                                          1999       1998          1997
Federal statutory                         35.0%      35.0%         35.0%
State and local                            4.5        5.7           2.9
Federal credits and other                 (2.5)      (7.3)          3.4
Foreign rate difference                      -        3.6             -
                                          ----       ----          ----
Effective income tax rate                 37.0%      37.0%         41.3%
                                          ====       ====          ====

The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

AS OF DECEMBER 31 (IN MILLIONS)                       1999         1998
DEFERRED TAX ASSETS - CURRENT:
  Employee benefits                                  $ 11.0       $ 10.1
  Inventory                                             2.6          3.4
  Other                                                 6.1          0.6
                                                     ------       ------
Total deferred tax assets - current                  $ 19.7       $ 14.1
                                                     ======       ======
DEFERRED TAX ASSETS - NONCURRENT:
  Employee benefits                                  $ 53.6       $ 39.0
  Net operating loss carryforwards                     26.4         62.3
  Fixed assets                                         18.3         19.1
  Tax credit carryforwards                              5.2          2.6
  Goodwill                                              1.8          2.4
  Prepaid taxes                                        24.1          0.8
  Other                                                 6.3          3.2
  Valuation allowance                                 (32.2)       (45.5)
                                                     ------       ------
Total deferred tax assets - noncurrent                103.5         83.9
Deferred tax liabilities - noncurrent:
  Fixed assets                                         53.0         21.7
                                                     ------       ------
Net deferred tax assets - noncurrent                 $ 50.5       $ 62.2
                                                     ======       ======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss ("NOL") and tax credit carryforwards.

                  American Axle & Manufacturing Holdings, Inc.
            Notes to Consolidated Financial Statements (CONTINUED)

At December 31, 1999, the Company had unused NOL and capital allowance carryforwards for foreign, state and local tax purposes of approximately $96.4 million. Of these carryforwards, $9.0 million expire in 2009 and $87.4 million do not expire. The Company also has $4.6 million federal R&D tax credits and $0.6 million of other state tax credits. These tax credit carryforwards expire between 2011 and 2019.

A valuation allowance of $45.5 million was first established in 1998, and was subsequently reduced to $32.2 million in 1999, due to the uncertainty of realizing the full benefit of the foreign NOL and capital allowance carryforwards. In determining the amount of valuation allowance needed, the Company considers prior operating results and future plans, as well as the utilization period of the NOLs and the turnaround period of other temporary differences.

As part of the Recapitalization, an election was made to treat the transaction as a sale of assets for tax purposes under Internal Revenue Code Section 338(h)(10). As a result of this election, certain differences between the book and tax bases of the Company's assets and liabilities generated a deferred tax asset of $30.4 million. This amount was charged directly to retained earnings.

Prior to the Recapitalization, the Company filed a consolidated federal income tax return with Jupiter. Under the terms of a tax-sharing agreement, the Company's provision for federal income taxes through October 29, 1997 reflected the tax expense and the related liability which would have been applicable if a separate federal income tax return had been filed by the Company. Subsequent to the Recapitalization, the Company files stand-alone consolidated tax returns.

Income tax payments, including federal and state income taxes for the years ended December 31, 1999, 1998 and 1997 were $48.8 million, $9.3 million and $44.1 million, respectively.

9. RELATED PARTY TRANSACTIONS
In connection with the Recapitalization, the Company and Blackstone Management Partners L.P. ("Blackstone"), an affiliate of the Company's majority stockholder, entered into an agreement pursuant to which Blackstone provides certain advisory and consulting services to the Company. The Company incurred costs of $4.0 million, $2.4 million and $0.9 million for such services provided by Blackstone in 1999, 1998 and 1997, respectively.

At December 31, 1998, the Company had a $13.4 million receivable from a stockholder which was repaid in 1999.

10. COMMITMENTS AND CONTINGENCIES
At December 31, 1999, obligated purchase commitments for capital expenditures were approximately $185.7 million.

The Company is a party to various legal proceedings incidental to its business. Although the outcome of these matters cannot be predicted with certainty, management believes that none of these matters, individually or in the aggregate, will have a material effect on the Company's consolidated financial statements.

11. EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

(In millions, except per share data)                           1999           1998             1997
NUMERATORS:
  Net income                                                 $ 115.6         $  3.5           $ 55.3
  Preferred dividends                                              -              -            (29.9)
  Excess of the carrying amount over the fair value of the
     consideration transferred to the holders of Class A
     Preferred Stock                                               -              -             29.8
                                                             -------         ------           ------
  Numerator for basic earnings per share--
     income available to common stockholders                   115.6            3.5             55.2
  Effect of dilutive securities:
     Preferred dividends                                           -              -             29.9
  Excess of the carrying amount over the fair value of the
     consideration transferred to the holders of Class A
     Preferred Stock                                               -              -            (29.8)
                                                             -------         ------           ------
  Numerator for diluted earnings per share--
     income available to common stockholders
     after assumed conversions                               $ 115.6         $  3.5           $ 55.3
                                                             =======         ======           ======
DENOMINATORS:
  Denominator for basic earnings per share--
     weighted-average shares                                    40.3           32.4             74.6
  Effect of dilutive securities:
     Dilutive stock options                                      9.2           10.8              8.1
     Conversion of Class A Preferred Stock                         -              -             43.8
                                                             -------         ------           ------
  Dilutive potential common shares                               9.2           10.8             51.9
  Denominator for dilutive earnings per share--
     adjusted weighted-average shares after
     assumed conversions                                        49.5           43.2            126.5
                                                             -------         ------           ------
  Basic earnings per share                                   $  2.87         $ 0.11           $ 0.74
                                                             =======         ======           ======
  Diluted earnings per share                                 $  2.34         $ 0.08           $ 0.43
                                                             =======         ======           ======

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. SEGMENT AND GEOGRAPHIC INFORMATION
The Company operates in one reportable segment: the manufacture, engineering and design of driveline systems (including forged products) for trucks, buses, sport-utility vehicles, and passenger cars. Financial information relating to the Company's operations by geographic area is presented in the following table. Net sales are attributed to countries based upon location of customer. Long-lived assets exclude deferred income taxes.

(IN MILLIONS)                                    1999                   1998                 1997
NET SALES
United States                                 $ 2,285.2              $ 1,619.1            $ 1,725.7
Canada                                            405.9                  264.2                303.5
Mexico and South America                          140.4                  127.5                116.8
Europe and Other                                  126.5                   29.8                  1.5
Inter-geographic revenues                          (4.9)                     -                    -
                                              ---------              ---------            ---------
Total net sales                               $ 2,953.1              $ 2,040.6            $ 2,147.5
                                              =========              =========            =========
LONG-LIVED ASSETS
United States                                 $   947.0              $   787.0            $   674.5
Other                                             170.1                   83.0                    -

With the exception of sales to General Motors Corporation, no single customer accounted for more than 10% of the Company's consolidated net sales in any year presented. Sales to General Motors Corporation were 86%, 93% and 96% of our total net sales in 1999, 1998 and 1997, respectively.

13. UNAUDITED QUARTERLY FINANCIAL DATA AND MARKET FOR THE COMPANY'S COMMON STOCK

                                                                          Quarter Ended
(IN MILLIONS, EXCEPT PER SHARE DATA)     March 31          June 30          September 30     December 31       Full Year
1999
Net Sales                               $ 697.7           $ 800.8            $ 718.8           $ 735.8       $ 2,953.1
Gross Profit                               92.1             108.4               89.4              98.9           388.8
Net income                                 29.0              33.7               25.4              27.5           115.6
Diluted earnings per share                 0.61              0.67               0.50              0.56            2.34
Market price (1)
  High                                  $ 16.69           $ 16.31            $ 16.94           $ 15.00         $ 16.94
  Low                                   $ 11.69           $ 12.00            $ 14.00           $ 11.94         $ 11.69
1998
Net Sales                               $ 583.3           $ 462.9            $ 364.8           $ 629.6       $ 2,040.6
Gross Profit                               61.8              22.2                2.0              70.4           156.4
Net income (loss)                          16.9              (7.0)             (21.1)             14.7             3.5
Diluted earnings per share                 0.39             (0.16)             (0.49)             0.34            0.08

(1) Prices are based on the composite tape of the New York Stock Exchange. We had approximately 350 stockholders of record at February 11, 2000.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management of American Axle & Manufacturing Holdings, Inc. (the "Company") is responsible for the preparation of the accompanying consolidated financial statements and for their integrity and objectivity. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on the best estimates and judgments of management.

Management is also responsible for maintaining a comprehensive system of internal control designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that established policies and procedures are carefully followed. Management continually reviews the Company's system of internal control for effectiveness. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's internal control and takes the necessary actions that are cost-effective in the circumstances.

Deloitte & Touche LLP is engaged as independent auditors to audit the accompanying consolidated financial statements of the Company and issue reports thereon. Such audits are conducted in accordance with generally accepted auditing standards that comprehend the consideration of internal control and tests of transactions to the extent necessary to form an independent opinion on the financial statements prepared by management.

The Board of Directors, through the Audit Committee which is composed entirely of directors of the Company who are not employees, is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements. The Audit Committee selects the independent auditors annually in advance of the Annual Meeting of Shareholders and submits the selection for ratification at the meeting. In addition, the Audit Committee reviews the scope of audits and the accounting principles being applied in financial reporting. The independent auditors, management, and the internal auditors meet regularly with the Audit Committee to review the activities of each, to ensure that each is properly discharging its responsibilities and to assess the effectiveness of internal control. It is management's conclusion that internal control at December 31, 1999 provides reasonable assurance that the books and records reflect the transactions of the Company and that established policies and procedures are complied with. To ensure complete independence, Deloitte & Touche LLP has full and free access to meet with the Audit Committee, without management present, to discuss the results of the audit, the adequacy of internal control, and the quality of financial reporting.

/s/ RICHARD E. DAUCH

Richard E. Dauch
Chairman, Chief Executive Officer & President

/s/ ROBIN J. ADAMS

Robin J. Adams
Executive Vice President - Finance & Chief Financial Officer

January 26, 2000

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders, American Axle & Manufacturing Holdings, Inc.

We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 1997 were audited by other auditors whose report thereon dated May 15, 1998 (except as to Note 16 thereto, as to which the date is January 22, 1999) expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 1999 and 1998 consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
January 26, 2000

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
                          FIVE YEAR FINANCIAL SUMMARY

                                                                 YEAR ENDED DECEMBER 31,

(IN MILLIONS, EXCEPT PER SHARE DATA)      1999         1998 (A)         1997         1996            1995
STATEMENT OF INCOME DATA:
  Net sales                            $ 2,953.1        $ 2,040.6     $2,147.5     $ 2,022.3        $1,968.1
  Gross profit                             388.8            156.4        220.1         176.6           179.5
  Selling, general and
     administrative expenses               146.7            106.2        104.0          83.1            70.6
  Operating income                         242.1             50.2        116.1          93.5           108.9
  Net interest (expense) income            (54.6)           (44.3)        (1.8)          9.4             9.1
  Net income                               115.6              3.5         55.3          61.7            70.6
  Diluted earnings per share                2.34             0.08         0.43          0.43            0.50
  Diluted shares outstanding (b)            49.5             43.3        126.5         143.5           141.2
BALANCE SHEET DATA:
  Total assets                         $ 1,677.1        $ 1,226.2     $1,017.7     $   771.2        $  737.0
  Total long-term debt                     774.9            693.4        507.0           2.4             1.0
  Preferred stock                              -                -            -         200.0           200.0
  Stockholders' equity                     263.7             40.4         37.2         250.2           168.6
OTHER DATA:
  Net cash provided by
    operating activities               $   310.3        $    81.4     $  200.8     $    65.7        $  196.9
  EBITDA (c)                               334.6            119.2        152.8         134.7           144.8
  Depreciation and amortization             89.5             68.8         49.7          36.1            25.2
  Capital expenditures                     301.7            210.0        282.6         162.3           147.1

(a) Our 1998 operating results were adversely impacted by the GM work stoppage which occurred in June and July of 1998 and the temporary reductions of certain payments previously agreed to be made by GM to the Company as part of the commercial arrangements between us. The following table sets forth the estimated impact of the GM work stoppage and the temporary payment reductions:

                                      As                                 Temporary             As
                                   Reported            GM Work            Payment           Adjusted
                                     1998              Stoppage          Reductions           1998
Net sales                         $ 2,040.6           $ 187.7               $ 51.5          $ 2,279.7
Gross profit                          156.4              71.2                 51.5              279.1
Operating income                       50.2              71.2                 51.5              172.9
EBITDA (c)                            119.2              71.2                 51.5              241.9

(b) Pursuant to a migratory merger effected in January 1999 and undertaken in connection with the IPO, each share of American Axle & Manufacturing of Michigan, Inc.'s common stock was converted into 3,945 shares of American Axle & Manufacturing Holdings, Inc. common stock. All share and per share amounts have been adjusted to reflect this conversion.

(c) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.


 Printed on recycled paper






                                       49