Form 10-K, Exhibit 13
period 2000-12-31
AMERICAN AXLE & MANUFACTURING HOLDINGS INC
filed 2001-03-15
CIK 1062231

                                                                      EXHIBIT 13

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT

       MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

   We are responsible for the preparation of the accompanying consolidated financial statements of American Axle & Manufacturing Holdings, Inc. ("AAM"), as well as their integrity and objectivity. The accompanying financial statements were prepared in conformity with generally accepted accounting principles and include amounts based on our best estimates and judgments.
   We are also responsible for maintaining a comprehensive system of internal control. Our system of internal control is designed to provide reasonable assurance that we can rely upon our accounting systems and the underlying books and records to prepare financial information presented in accordance with generally accepted accounting principles and that our associates follow established policies and procedures. We continually review our system of internal control for effectiveness. We consider the recommendations of our internal auditors and independent auditors concerning internal control and take the necessary actions that are cost-effective in the circumstances.
   The Audit Committee of our Board of Directors is composed entirely of directors who are not AAM associates and is responsible for assuring that we fulfilled our responsibilities in the preparation of the accompanying financial statements. The Audit Committee meets regularly with our internal auditors, the independent auditors, and AAM management to review their activities and ensure that each is properly discharging its responsibilities and to assess the effectiveness of internal control. The Audit Committee reviews the scope of audits and the accounting principles applied in our financial reporting. The Audit Committee selects the independent auditors annually in advance of the Annual Meeting of Shareholders and submits its selection for ratification at the meeting. Deloitte & Touche LLP has been engaged as independent auditors to audit the accompanying financial statements and to issue their report thereon, which appears on this page.
   To ensure complete independence, our internal auditors and Deloitte & Touche LLP, have full and free access to meet with the Audit Committee, without AAM management present, to discuss the results of their audits, the adequacy of internal control, and the quality of our financial reporting.

/s/ Richard E. Dauch                       /s/ Robin J. Adams

Richard E. Dauch                           Robin J. Adams
Co-Founder, Chairman                       Executive Vice President - Finance
& Chief Executive Officer                  & Chief Financial Officer

January 30, 2001

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:
   We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Detroit, Michigan
January 30, 2001

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT

                             MANAGEMENT'S DISCUSSION
                                  AND ANALYSIS


                                    OVERVIEW

   We are a Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, validation and design of driveline systems for trucks, sport utility vehicles ("SUVs") and passenger cars. A driveline system includes all of the components that transfer power from the transmission and deliver it to the drive wheels. Driveline and related products produced by us include axles, driveshafts, chassis components, driving heads, crankshafts, transmission parts and forged products.
   We are the principal supplier of driveline components to General Motors Corporation ("GM") for its light trucks, SUVs and rear-wheel drive ("RWD") passenger cars. As a result of our Lifetime Program Contracts with GM ("LPCs"), we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by an LPC. Sales to GM were approximately 84.5%, 85.9% and 93.4% of our total sales in 2000, 1999 and 1998, respectively.
   We sell most of our products under long-term contracts at fixed prices. Some of our contracts require us to reduce our prices in subsequent years and all of our contracts allow us to negotiate price increases for engineering changes. Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, delivery and quality. We will compete for future GM business upon the termination of the LPCs.
   We also supply driveline components to DaimlerChrysler, Ford Motor Company, Nissan, Renault, Visteon Automotive, Delphi Automotive, PACCAR and other original equipment manufacturers ("OEMs") and Tier I supplier companies. Our sales to customers other than GM increased 14% to $475.4 million in 2000 as compared to $416.6 million in 1999. In addition, our sales to customers other than GM have more than tripled in comparison to 1998, when such sales were only $134.1 million, partly as a result of our acquisitions and also due to demand for our newer technology-based products. We expect our sales to customers other than GM to lead our growth over the next several years as we launch additional new driveline system product programs with DaimlerChrysler and other OEM customers.

                            INDUSTRY AND COMPETITION

   The worldwide automotive industry is highly competitive. Customers are constantly pressuring suppliers to optimize and improve product cost, tech-nology, quality, and delivery. The driveline systems segment of the industry in which we compete reflects these pressures. A prevailing trend in the industry is that OEMs are shifting research and development ("R&D"), design and validation responsibility to their suppliers. The OEMs have also been reducing the number of their suppliers, preferring stronger relationships with fewer suppliers capable of providing complete systems and modules to their increasingly global operations. As a result, the number of Tier I suppliers is being reduced. We expect these trends to continue, eventually resulting in a smaller number of dominant, worldwide suppliers.
   We believe AAM is well positioned to compete in the worldwide automotive industry as these trends further impact our business. We will continue to leverage our excellence in manufacturing, product engineering and design to further diversify, strengthen and globalize our OEM customer base. We will also continue to invest in the development of new product, process and systems technologies to improve productive efficiency and flexibility in our operations and continue to deliver innovative new products, modules and integrated driveline systems to our customers. Our new Smart-Bar(TM) stabilizer bar-based active roll-control system and the Integrated Oil Pan (IOP) Front Axle with Electronic Disconnect are two current examples of high value-added technology products that have resulted from our commitment to R&D and seek to improve the performance and packaging of our customers' products.
   In the year 2000, we generated nearly $1.5 billion, or approximately 47% of our total sales, from new axle and related driveline system components intro-duced by us in the North American light vehicle market in the last two and half years. Our strong performance in major new product introductions will continue in 2001 as we launch high-volume four-wheel drive axle programs to support GM's new mid-sized SUVs (such as the Chevrolet Trailblazer and GMC Envoy) and again in 2002 when we launch the new driveline system for the Dodge Ram 2500 and 3500 series full-size pick-up trucks and GM's new mid-sized pick-up trucks (such as the Chevrolet S-10). We believe that this performance is strong evidence of our ability to bring the right products, systems and technologies to market at a competitive cost for our customers. Just as importantly, we improved gross profit and operating income margins by nearly 10% in the year 2000 as compared to 1999 at the same time we launched such a large number of new products. We believe this is an indication of our ability to make sound investment and operating decisions that should help us toward our goal of steadily improving our financial performance over the long term.

SALES FROM MAJOR NEW          SALES TO CUSTOMERS          GROSS PROFIT
PRODUCT PROGRAMS [BAR GRAPH]  OTHER THAN GM [BAR GRAPH]   [BAR GRAPH]

                               Sales
                           (In Millions)            % of Sales
                           --------------           ----------
1998                       $  193.9                  8.5%
1999                       $  899.0                 30.4%
2000                       $1,455.6                 47.4%

These charts illustrate the results of three of our key operating initiatives. Sales to new customers have nearly tripled in 2000 as compared to 1998. Sales generated from major new axle and related driveline system programs introduced in the North American light vehicle market after July 1, 1998 now represent approximately 47% of our total sales. As a result of contributions from these new customer relationships and our new technology-based products, together with a continued focus on productivity improvements in manufacturing facilities, gross profit has increased to $426.2 million in year 2000, or 13.9% of sales, as compared to $279.1 million in 1998, or 12.2% of sales.

                      MANAGEMENTS DISCUSSION AND ANALYSIS


                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT

                              RESULTS OF OPERATIONS

Net Sales

[BAR GRAPH]

   Net sales increased approximately 4% in 2000 to $3.069 billion as compared to $2.953 billion in 1999. This is in comparison to an increase in North American light vehicle production of just under 1%. Our sales increase was primarily due to strong demand for our products and increased sales related to GM's new full-size truck and SUV programs (GMT-800 series), on which we receive a higher average dollar content per vehicle than their predecessors (GMT-400 series).
For the year 2000, our average content per vehicle (as measured for our products supporting GM's North American light truck platforms) increased approximately 5% to $979 per unit as compared to $930 in 1999 and $870 in 1998.
   Year 2000 sales increased because we had a full year of shipments from Colfor Manufacturing, Inc. ("Colfor") and MSP Industries Corporation ("MSP"), both of which we acquired on April 1, 1999, and our joint venture in Brazil, which we acquired in the fourth quarter of 1999. Excluding the impact of businesses acquired in 1999, year 2000 sales increased approximately 2.4% as compared to 1999. Year 2000 sales also benefited from the launch of our new 11.5" rear axle produced in our new Silao, Mexico manufacturing facility ("Guanajuato Gear & Axle").
   In addition to the impact of adding Colfor, MSP and our October 1998 acquisition, Albion Automotive (Holdings) Limited ("Albion"), a significant factor underlying the increase in 1999 sales as compared to 1998 was the impact of the GM work stoppage that occurred in June and July of 1998 and resulted in the shutdown of nearly all of GM's North American production facilities. This work stoppage impacted our operations in June and July 1998 and also resulted in related start-up inefficiencies in our operations in August 1998. We estimate that sales lost in 1998 as a result of the GM work stoppage were approximately $188 million and that operating income was adversely impacted by approximately $71.2 million.
   Sales were also adversely affected in 1998 due to the temporary reduction of certain payments made by GM to us as part of our commercial arrangements from October 1, 1997 through December 31, 1998 ("temporary payment reductions"). The temporary payment reductions were approximately $51.5 million in 1998.

Gross Profit

[BAR GRAPH]

   Gross profit increased approximately 10% in 2000 to $426.2 million as compared to $388.8 million in 1999 and $156.4 million in 1998. Gross margin increased to 13.9% in 2000 as compared to 13.2% in 1999 and 7.7% in 1998.
   The increases in gross profit and gross margin in 2000 were primarily due to the increased sales of higher value-added technology products and the successful start-up of production in our new Guanajuato Gear & Axle and Cheektowaga, New York ("Cheektowaga") manufacturing facilities. The increases in gross profit and gross margin in 1999 were primarily due to the impact of higher production volumes, productivity improvements and increased sales of next generation products that carry higher average selling prices. Gross profit and gross margin in 1999 also increased as a result of the impact of the 1998 GM work stoppage and the temporary payment reductions discussed above. We estimate that gross profit was adversely affected in 1998 due to the impact of the 1998 GM work stoppage and the temporary payment reductions by approximately $71.2 million and $51.5 million, respectively.

Selling, General and Administrative Expenses ("SG&A")

   SG&A (including research and development) increased 10% in 2000 to $162.6 million as compared to $147.6 million in 1999 and $106.4 million in 1998. The increase in SG&A spending in 2000 as compared to 1999 was primarily due to our investment in R&D, the addition of Colfor, MSP and our joint venture in Brazil, and increased profit-sharing accruals resulting from increased profitability. The increase in SG&A spending in 1999 as compared to 1998 was primarily due to increased R&D spending and the addition of Albion, Colfor, MSP and our joint venture in Brazil. SG&A also increased in 1999 due to the adverse impact of the 1998 GM work stoppage on our profit-sharing program in 1998.
   Research and development expenses increased $7.3 million in 2000 to $46.4 million as compared to $39.1 million in 1999 and $29.5 million in 1998. The significant increase in our R&D spending in 2000 and 1999 as compared to 1998 was primarily due to the increased costs of supporting our new customers and several high-volume new product programs under development during these periods. R&D expenses in 1999 also increased as a result of the addition of Albion, Colfor and MSP.

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT


   We continue to aggressively pursue development of new product, process and systems technologies in our R&D activities, particularly in the areas of mass reduction; noise, vibration and harshness improvements; durability; and new product offerings such as integrated driveline systems and modules. In addition to the Smart-Bar(TM) active roll-control system and IOP front axle discussed above, our increased commitment to R&D has resulted in our development of the PowerLite(TM) aluminum rear-axle system, TracRite(TM) traction-enhancing locking differentials (including a brand-new electronically controlled TracRite(TM) EL model) and our Gen II and Gen III universal joints, all of which have been instrumental in new product program wins for AAM.

Operating Income

[BAR GRAPH]

   Operating income increased 9% in 2000 to $259.4 million as compared to $237.8 million in 1999 and $49.9 million in 1998. Operating margin increased to 8.5% in 2000 as compared to 8.1% in 1999 and 2.5% in 1998. The increases in operating income and operating margin in 2000 and 1999 were primarily due to the factors discussed above relating to gross profit, partially offset by increased R&D and other SG&A costs and higher goodwill amortization related to the Albion, Colfor and MSP acquisitions.

EBITDA(1)

[BAR GRAPH]

(1) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

   EBITDA increased 13% in 2000 to $377.0 million as compared to $334.6 million in 1999 and $119.2 million in 1998. EBITDA margins increased in 2000 to 12.3% of sales as compared to 11.3% in 1999 and 5.8% in 1998. The increases in EBITDA and EBITDA margins were primarily due to the factors discussed above relating to operating income. EBITDA also increased in 2000 and 1999 due to increases in depreciation and amortization, principally related to higher levels of capital expenditures necessary to support our new customers and new product programs.

   NET INTEREST EXPENSE. Net interest expense was $58.8 million in 2000, $54.6 million in 1999 and $44.3 million in 1998. The increase in net interest expense was primarily due to higher average amounts of net debt outstanding and higher average interest rates, offset by a higher amount of interest capitalized on construction in progress.
   OTHER INCOME. Other income was $2.8 million in 2000 and $0.2 million in 1999 and related principally to foreign-exchange gains. Other income in 2000 also included a one-time benefit associated with stock sold in connection with the demutualization of our life-insurance provider.
   INCOME TAX EXPENSE. Income tax expense was $74.2 million in 2000, $67.8 million in 1999, and $2.1 million in 1998. Our effective tax rate was 36.5% in 2000 as compared to 37.0% in 1999 and 1998. The decrease in our effective income tax rate in 2000 reflects a reduction of state taxes related to investment tax credits and the net favorable resolution of various other federal and state tax audit issues.
   NET INCOME AND EARNINGS PER SHARE. Diluted earnings per share increased to $2.60 per share in 2000 as compared to $2.34 in 1999 and $0.08 in 1998. After adjusting for the impact of the GM work stoppage and temporary payment reductions in 1998, year-over-year earnings growth was 11% in 2000 and 43% in 1999 as compared to year-over-year sales growth of 4% in 2000 and 30% in 1999.

                        LIQUIDITY AND CAPITAL RESOURCES

   Our primary liquidity needs are to fund capital expenditures and debt service and to support working capital requirements in our expanding operations. We rely primarily upon operating cash flow and borrowings under our primary credit facilities to meet these needs. We believe that cash flow available from these sources will be sufficient to meet our projected capital expenditures, debt service obligations and working capital requirements in 2001.
   OPERATING ACTIVITIES. Net cash provided by operating activities was $252.2 million in 2000 as compared to $310.3 million in 1999. A change in payment terms with GM on March 1, 2000 from net 10 days to net 20 days adversely impacted our 2000 operating cash flow by approximately $80 million in the first quarter of 2000. A final increase in payment terms with GM to net 25(th) proximo will be effective for products shipped to GM beginning on March 1, 2001 and will complete a three-year transition from the next-day payment terms in effect prior to March 1, 1999.
   Operating cash flow in 2000 was also adversely impacted as compared to 1999 by our increased working capital requirements due to the start-up of production in Guanajuato Gear & Axle and Cheektowaga. In addition to the impact of Guanajuato Gear & Axle and Cheektowaga, inventories on hand at year-end 2000 reflect increases as compared to year-end 1999 necessary to support customer banking requirements. Repair parts inventories also increased in 2000 as we took delivery of a significant amount of new machinery and equipment.
   Operating cash flow in 2000 was also impacted in comparison to prior years by the one-time lump-sum payments we made to certain associates in connection with several new long-term collective bargaining agreements we negotiated with our unions. We also funded contributions to our various hourly and salaried pension plans of $30.5 million in 2000, well in excess of similar contributions made in 1999 and 1998.
   Offsetting the above described uses of cash, accounts payable at year-end 2000 were much higher than at year-end 1999. This increase in accounts payable was due primarily to our heavy capital spending in the fourth quarter of 2000.
   INVESTING ACTIVITIES. Capital expenditures were $381.0 million in 2000 as compared to $301.7 in 1999. We expect capital expenditures to increase further in 2001 to nearly $400 million before a substantial reduction in spending in 2002 as we complete our launch of several significant new long-term product programs and increase our productive capacity to support these new programs, while at the same time continuing to aggressively pursue cost reductions in existing operations.

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT



   Our largest capital projects in 2000 were related to the construction and subsequent expansion of Guanajuato Gear & Axle, which started operations in the first quarter of 2000, and the launch of several new long-term product programs in 2000 and early 2001, including GM's mid-sized SUVs and GM's heavy-duty pick-up trucks and full-size luxury sport-utility vehicles (the GMC Yukon Denali and the Cadillac Escalade).
   Our largest capital projects in 2001 will include additional investment to support the 2001 launch of GM's mid-sized SUVs as well as expenditures required to support the 2003 model year launch of the GM MST Program (mid-sized pick-up trucks, including the Chevrolet S-10 and GMC Sonoma) and the Dodge Ram 2500 and 3500 series of full-size pick-up trucks. Capital spending in 2001 will also include the construction of a forging facility adjacent to Guanajuato Gear & Axle.
   Our investing activities in 1999 and 1998 included approximately $281 million of outlays related to the Albion, Colfor and MSP acquisitions and our investment in the joint venture in Brazil.
   We have invested a significant amount of capital for major new product programs over the past few years and we believe these investments provide an adequate financial return. After adjusting for the impact of the GM work stoppage and temporary payment reductions in 1998, our after-tax return on invested capital ("ROIC") has been in excess of 16% for each of the most recent three years, which we believe puts us at the top end of the range for our industry.

                                                   YEAR ENDED DECEMBER 31,
                                          2000       1999       1998PF(1)    1998
                                                       (In millions)
Net income                              $ 129.2    $ 115.6    $   80.8     $   3.5
Add: After-tax net interest expense        37.3       34.4        27.9        27.9
----------------------------------------------------------------------------------------
After-tax return                          166.5      150.0       108.7        31.4

Net debt at year-end(2)                   781.9      634.7       688.9       688.9
Stockholders' equity at year-end          372.0      263.7       117.7        40.4
----------------------------------------------------------------------------------------
Invested capital at year-end            1,153.9      898.4       806.6       729.3

Invested capital at beginning of year     898.4      729.3       526.9       526.9

Average invested capital                1,026.2      813.9       666.8       628.1
----------------------------------------------------------------------------------------

ROIC(3)                                    16.2%      18.4%       16.3%        5.0%
========================================================================================

(1) adjusted to add back net income estimated to have been lost as a result of the 1998 GM work stoppage and temporary payment reductions
(2)  net debt is equal to total debt less cash and equivalents
(3)  other companies may calculate ROIC differently

   FINANCING ACTIVITIES. Net cash provided by financing activities was $24.1 million in 2000 as compared to $179.5 million in 1999. Total long-term debt increased by approximately $42.2 million to $817.1 million at December 31, 2000 as compared to December 31, 1999, principally as a result of increasing our borrowings under the Receivables Facility by $50.0 million and making our scheduled debt repayments. In addition, we raised approximately $1.1 million through the exercise of employee stock options in 2000.
   In December 2000, AAM's Co-Founder, Chairman & CEO Richard E. Dauch agreed to extend his employment relationship with AAM by two years until December 31, 2006. In connection with this extension, we repurchased approximately 3.1 million shares of common stock from Dauch, at current market prices, at a total cost of approximately $21.3 million. Dauch used the proceeds from the sale to pay off a personal loan incurred to pay taxes in connection with an earlier investment in AAM. We agreed to repurchase these shares because of the favorable economic impact of this transaction and in consideration of the extension of Dauch's employment agreement. These shares will be held in Treasury and will be available to be reissued as our associates exercise stock options, or for other purposes.
   In 1999, our financing activities included several significant nonrecurring events. In February 1999, we raised approximately $107.7 million of net proceeds in our initial public offering ("IPO") and issued 7 million shares of common stock. The IPO was followed in March 1999 by our issuance of $300 million of 9.75% Senior Subordinated Notes Due 2009 (the "9.75% Notes"), a transaction in which we raised net proceeds of approximately $288.7 million. Also in 1999, we closed sale-leaseback transactions involving $187 million of existing machinery and equipment.
   DEBT CAPITALIZATION AND AVAILABILITY. Our primary credit facilities consist of our Senior Secured Bank Credit Facilities (the "Bank Credit Facilities"), which are described in further detail below, and our receivables financing facility (the "Receivables Facility"), which provides up to $153.0 million of revolving financing commitments through October 2003. Other significant sources of our debt capitalization include the 9.75% Notes and capital lease obligations.
   The Bank Credit Facilities, as amended in August 2000, consist of the following:
   - a Senior Secured Revolving Credit Facility (the "Revolver") providing for revolving loans and the issuance of letters of credit in an aggregate principal and stated amount not to exceed $378.8 million available through October 2004; and
   - a Senior Secured Term Loan Facility (the "Term Loan") providing for term loans in an aggregate principal amount of $374.0 million. We will make semi-annual principal payments in varying amounts on the Term Loan through April 2006, at which time the remaining balance of $175 million will be due.
   Pursuant to the August 2000 amendment of the Bank Credit Facilities, $106.7 million of availability under a preexisting delayed-draw term loan facility (the "Tranche A Term Loan") was either rolled over to the Revolving Credit Facility or extinguished. In addition to the rollover, participants in the Bank Credit Facilities were also permitted to increase their commitment to the Revolver. Additionally, certain financial covenants and other key terms were amended to reflect our improved corporate credit ratings and to increase our flexibility to support new business growth initiatives and our ongoing operations and customer relationships outside the United States.
   With respect to the Bank Credit Facilities, $374.0 million of borrowings was outstanding under the Term Loan and $378.8 million was available for future borrowings under the Revolver at year-end 2000. Additionally at year-end 2000, $120.0 million was outstanding and an additional $6.6 million was available to us under the Receivables Facility.
   The weighted-average interest rate of our long-term debt outstanding as of year-end 2000 was approximately 9.0% as compared to approximately 8.6% at December 31, 1999.
   CREDIT RATINGS UPGRADE. On May 22, 2000, Standard & Poor's raised our corporate credit and bank loan ratings to double `B' ("BB") from double `B'-minus ("BB-"). Our subordinated debt rating was raised to single `B'-plus ("B+") from single `B' ("B"). On August 7, 2000, Moody's Investors Service upgraded the ratings of our senior debt to Ba2 from Ba3. Moody's also upgraded our subordinated debt rating to B1 from B2.

                                   MARKET RISK

   In the normal course of business, we are exposed to market risk, principally associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments from time to time, based on management's judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT


   CURRENCY EXCHANGE RISK. Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risks and have only a nominal amount of currency hedges in place on the purchase of machinery and equipment at year-end 2000. Future business operations and opportunities, including the expansion of our business outside North America, may expose us to the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. If and when appropriate, we intend to manage these risks by utilizing local currency funding of these expansions and various types of foreign exchange forward contracts.
   INTEREST RATE RISK. We are exposed to variable interest rates on the Bank Credit Facilities, the Receivables Facility and a portion of our sale-leaseback financing. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 11% of our weighted average interest rate at December 31, 2000) on our long-term debt outstanding at year-end 2000 would be approximately $4.6 million. At year-end 2000, we have hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $54.3 million. These interest rate swaps convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%.
   ADOPTION OF FASB STATEMENT NO. 133. FASB Statement No. 133, is effective for us on January 1, 2001. FASB Statement No. 133 establishes standards for the recognition and measurement of derivatives and hedging activities. We do not presently expect the adoption of these new accounting standards to have a material impact on our operating results or financial condition because of the limited extent to which we engage in the types of activities affected by the standard. However, we have established procedures under which we will monitor our future Treasury, Procurement and other various operating activities for transactions and agreements covered by this standard and we are prepared to account for the impact of any such transactions and agreements in conformity with the new standards in future periods if and when applicable.
   With respect to the derivative instruments executed as of the adoption date of January 1, 2001, we expect to record an initial unrealized mark-to-market loss on the interest rate swaps described above of approximately $1.3 million. The fair value of our currency forward contracts outstanding at January 1, 2001 approximates break-even.

                                 DIRECT MATERIAL
                              PURCHASING TRANSITION

   Through December 31, 1999, we acquired certain materials for use in the manufacture of our products through GM's purchasing network. As a result of our commercial arrangements with GM, we were precluded from directly negotiating lower purchase costs for such materials from suppliers. However, we were also protected from increases in the costs of such materials while this purchasing arrangement was in effect. If the prices of such materials exceeded prices jointly established with GM, GM increased the aggregate amount paid to us for our products. If the prices of such materials were less than prices jointly established with GM, GM reduced the aggregate amount paid to us for our products.
   Effective January 1, 2000, we assumed full responsibility for our entire purchasing function. As a result, while the prices at which we sell our products to GM continue to be effective as established in the LPCs, we no longer have a contractual right to pass on future increases or decreases in the material cost component of our products sold to GM, except for certain ferrous metals and certain foreign exchange exposures relating to sourcing decisions directed by GM. We believe that we can better control our material costs by establishing direct relationships with our key suppliers and by focusing on our unique requirements. In fact, we accelerated the transition to our fully independent purchasing function by approximately two years because of our confidence in our ability to achieve positive results by controlling the direct material purchasing function ourselves.

                                   SEASONALITY

   Our operations are cyclical because they are directly related to worldwide automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Our business is also moderately seasonal as our major OEM customers historically have a two-week shutdown of operations in July and an approximate one-week shutdown in December. In addition, our OEM customers have historically incurred lower production rates in the third quarter as model changes enter production. Accordingly, our third quarter and fourth quarter results may reflect these trends.

                              EFFECTS OF INFLATION

   Inflation generally affects us by increasing the cost of labor, equipment, utilities and raw materials. We believe that the relatively moderate rate of inflation over the past few years has not had a significant impact on our operations because we have offset the increases by realizing improvements in operating efficiency. In order to protect against the future impact of inflation, we will continue to aggressively pursue productivity improvements in our operations, principally through the increased use of the AAM Manufacturing System, a lean manufacturing system designed to reduce waste. We also plan to continue to emphasize favorable supply agreements in our direct material purchasing function, including joint efforts with key suppliers to identify and share in cost reductions, the use of long-term supply agreements when appropriate, and the further development of AAM's e-commerce initiatives.

                          LITIGATION AND ENVIRONMENTAL
                                   REGULATIONS

   We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material effect on our consolidated financial condition, operating results or cash flows.

   GM has agreed to indemnify and hold AAM harmless from certain environmental issues identified as potential areas of environmental concern at March 1, 1994. GM has also agreed to indemnify AAM, under certain circumstances, for up to 10 years from such date with respect to certain pre-closing environmental conditions. Based on our assessment of costs associated with our environmental responsibilities, including recurring administrative costs, capital expen-ditures and other compliance costs, we do not expect such costs to have a material effect on our financial condition, results of operations, cash flows or competitive position in the foreseeable future.

                           FORWARD-LOOKING INFORMATION

   Certain statements in this Management's Discussion and Analysis and elsewhere in this Annual Report are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms "will," "expect," "anticipate," "intend," "project" and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this Annual Report. The statements are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including reduced sales by our customers, changes in economic conditions in the markets served by us, increasing competition, fluctuations in raw materials and energy prices, and other unanticipated events and conditions. It is not possible to foresee or identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

                                THE AAM ADVANTAGE

[AAM LOGO]
                               2000 ANNUAL REPORT


                             CONSOLIDATED STATEMENTS
                                    OF INCOME

                                                          YEAR ENDED DECEMBER 31,
                                                 2000              1999             1998
                                                   (In millions, except per share data)

Net sales                                      $ 3,069.5          $2,953.1         $2,040.6

Cost of goods sold                               2,643.3           2,564.3          1,884.2
-----------------------------------------------------------------------------------------------

Gross profit                                       426.2             388.8            156.4

Selling, general and administrative expenses       162.6             147.6            106.4

Goodwill amortization                                4.2               3.4              0.1
-----------------------------------------------------------------------------------------------

Operating income                                   259.4             237.8             49.9

Net interest expense                               (58.8)            (54.6)           (44.3)

Other income, net                                    2.8               0.2                -
-----------------------------------------------------------------------------------------------

Income before income taxes                         203.4             183.4              5.6

Income taxes                                        74.2              67.8              2.1
-----------------------------------------------------------------------------------------------

Net income                                     $   129.2          $  115.6         $    3.5
===============================================================================================

Basic earnings per share                       $    2.79          $   2.87         $   0.11
===============================================================================================

Diluted earnings per share                     $    2.60          $   2.34         $   0.08
===============================================================================================

See accompanying notes to consolidated financial statements.

                                THE AAM ADVANTAGE

[AAM LOGO]
                               2000 ANNUAL REPORT


                           CONSOLIDATED BALANCE SHEETS

                                                                                    DECEMBER 31,
                                                                               2000             1999
                                                                      (In millions, except per share data)
ASSETS
Current assets:
   Cash and equivalents                                                      $   35.2        $  140.2
   Accounts receivable, net of allowance of
     $8.6 in 2000 and $8.0 in 1999                                              247.3           190.1
   Inventories                                                                  160.4           133.3
   Prepaid expenses and other                                                    43.1            22.3
   Deferred income taxes                                                         14.6            19.7
----------------------------------------------------------------------------------------------------------
Total current assets                                                            500.6           505.6

Property, plant and equipment, net                                            1,200.1           929.0
Deferred income taxes                                                            16.1            50.5
Goodwill and other assets                                                       185.7           188.1
----------------------------------------------------------------------------------------------------------
Total assets                                                                 $1,902.5        $1,673.2
==========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                          $  341.3        $  269.1
   Accrued compensation and benefits                                            120.2           129.7
   Other accrued expenses                                                        48.8            44.0
----------------------------------------------------------------------------------------------------------
Total current liabilities                                                       510.3           442.8

Long-term debt                                                                  817.1           774.9
Postretirement benefits and other long-term liabilities                         203.1           191.8
----------------------------------------------------------------------------------------------------------
Total liabilities                                                             1,530.5         1,409.5

Stockholders' equity:
   Preferred stock, par value $0.01 per share; 10.0 million shares
     authorized; no shares outstanding in 2000 or 1999                             -                -
   Common stock, par value $0.01 per share; 150.0 million shares authorized; 46.8 million and 46.4 million shares issued in 2000
     and 1999, respectively                                                       0.5             0.5
   Series common stock, par value $0.01 per share; 40.0 million
     shares authorized; no shares outstanding in 2000 or 1999                      -                -
   Paid-in capital                                                              202.1           199.8
   Retained earnings                                                            193.3            64.1
   Treasury stock at cost; 3.1 million shares in 2000                           (21.3)              -
   Cumulative translation adjustment                                             (2.6)           (0.7)
---------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                      372.0           263.7
---------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                   $1,902.5        $1,673.2
=========================================================================================================

See accompanying notes to consolidated financial statements.

                                THE AAM ADVANTAGE

[AAM LOGO]
                               2000 ANNUAL REPORT

                             CONSOLIDATED STATEMENTS
                                  OF CASH FLOWS

                                                                         YEAR ENDED DECEMBER 31,
                                                                     2000         1999           1998
                                                                            (In millions)
  OPERATING ACTIVITIES:
  Net income                                                       $ 129.2      $ 115.6       $    3.5
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                                 107.9         89.5           68.8
       Deferred income taxes                                          30.5          9.8            2.6
       Pensions and other postretirement benefits,
        net of contributions                                          16.7         43.6           20.1
       Loss on disposal of equipment                                   4.8          4.3            0.3
       Changes in operating assets and liabilities:
         Accounts receivable                                         (59.5)       (46.6)          60.5
         Inventories                                                 (28.8)        12.7          (27.0)
         Accounts payable and accrued expenses                        92.3         73.7          (36.1)
         Other assets and liabilities                                (40.9)         7.7          (11.3)
    -----------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                          252.2        310.3           81.4
---------------------------------------------------------------------------------------------------------

  INVESTING ACTIVITIES:
  Purchases of property, plant and equipment, net                   (381.0)      (301.7)        (210.0)
  Acquisitions, net of cash acquired                                    -        (239.4)         (41.5)
  Proceeds from sale-leaseback of equipment                             -         187.0            -
---------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                             (381.0)      (354.1)        (251.5)
---------------------------------------------------------------------------------------------------------

  FINANCING ACTIVITIES:
  Issuance of 9.75% Senior Subordinated Notes Due 2009                  -         288.7            -
  Net borrowings (payments) of long-term debt                         45.7       (206.7)         157.1
  Debt issuance costs                                                 (1.4)       (10.3)          (0.1)
  Issuance of common stock, net                                         -         107.7            -
  Employee stock option exercises                                      1.1          0.1            0.3
  Purchase of treasury stock                                         (21.3)          -              -
---------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                           24.1        179.5          157.3
---------------------------------------------------------------------------------------------------------

  Effect of exchange rate changes on cash                             (0.3)          -              -
---------------------------------------------------------------------------------------------------------

  Net increase (decrease) in cash and equivalents                   (105.0)       135.7          (12.8)

  Cash and equivalents at beginning of year                          140.2          4.5           17.3
---------------------------------------------------------------------------------------------------------

  Cash and equivalents at end of year                              $  35.2      $ 140.2        $   4.5
=========================================================================================================

See accompanying notes to consolidated financial statements.

                                THE AAM ADVANTAGE

[AAM LOGO]
                               2000 ANNUAL REPORT


                             CONSOLIDATED STATEMENTS
                             OF STOCKHOLDERS' EQUITY

                                                                  Retained
                                                                  Earnings                     Cumulative
                                    Common        Paid-in       (Accumulated    Treasury       Translation      Comprehensive
                                     Stock        Capital          Deficit)      Stock         Adjustment           Income
                                                                            (In millions)

Balance at January 1, 1998         $   -          $ 92.2          $(55.0)        $   -           $   -

Net income                                                           3.5                                           $   3.5
Foreign currency translation                                                                      (0.6)               (0.6)
                                                                                                                   --------
Comprehensive income                                                                                               $   2.9
                                                                                                                   ========

Exercise of stock options              -             0.3
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1998           -            92.5           (51.5)            -            (0.6)

Net income
                                                                   115.6                                           $ 115.6
Foreign currency translation                                                                      (0.1)               (0.1)
                                                                                                                   --------
Comprehensive income                                                                                               $ 115.5
                                                                                                                   ========

Issuance of common stock               0.4         107.3
Exercise of stock options              0.1
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1999           0.5         199.8            64.1             -            (0.7)

Net income                                                         129.2                                           $ 129.2
Foreign currency translation                                                                      (1.9)               (1.9)
                                                                                                                   --------
Comprehensive income                                                                                               $ 127.3
                                                                                                                   ========

Exercise of stock options,
  including tax benefit                -             2.3
Purchase of treasury stock                                                        (21.3)
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2000       $   0.5        $202.1          $193.3         $(21.3)         $(2.6)
=========================================================================================================


See accompanying notes to financial statements.

                                THE AAM ADVANTAGE

[AAM LOGO]
                               2000 ANNUAL REPORT

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION. American Axle & Manufacturing Holdings, Inc. ("Holdings") and its subsidiaries (collectively, "we," "us," "AAM" or "the Company"), is a Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, validation and design of driveline systems for trucks, sport utility vehicles ("SUVs") and passenger cars. The driveline system includes all the components that transfer power from the transmission and deliver it to the drive wheels. Driveline and related products produced by us include axles, driveshafts, chassis components, driving heads, crankshafts, transmission parts and forged products. In addition to our 14 locations in the United States (in Michigan, New York and Ohio), the Company also has offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.
   Holdings is the survivor of a migratory merger with American Axle & Manufacturing of Michigan, Inc. ("AAMM") and has no significant assets other than its 100% ownership of American Axle & Manufacturing, Inc. ("AAM Inc.") and its subsidiaries. Pursuant to this merger, which was effected in January 1999, each share of AAMM's common stock was converted into 3,945 shares of Holdings' common stock. All share and per share amounts have been adjusted to reflect this conversion. Holdings has no other subsidiaries other than AAM Inc.
   PRINCIPLES OF CONSOLIDATION. We include the accounts of Holdings and its subsidiaries in our consolidated financial statements. We eliminate all intercompany transactions, balances and profits in our consolidation.
   REVENUE RECOGNITION. We recognize revenue when products are shipped to our customers.
   RESEARCH AND DEVELOPMENT COSTS. We expense research and development costs ("R&D") as incurred. R&D costs were $46.4 million, $39.1 million and $29.5 million in 2000, 1999 and 1998, respectively.
   CASH AND EQUIVALENTS. Cash and equivalents include all of our cash balances and highly liquid investments with a maturity of 90 days or less at time of purchase.
   TOOLING. Costs we incur for customer tooling for which we will be reimbursed are classified as accounts receivable. When we estimate the cost of these projects to exceed customer reimbursement, we record a provision for such loss as a component of our allowance for doubtful accounts.
   INVENTORIES. We state inventories at the lower of cost or market. Cost is determined principally using the last-in, first-out method (LIFO). We classify perishable tooling, repair parts and other materials consumed in the manufacturing process but not incorporated into our finished products as raw materials.

Inventories consist of the following:

DECEMBER 31,                   2000       1999
                                (In millions)
Raw materials, work-in-
  process and repair parts    $138.2      $118.5
Finished goods                  31.3        22.6
                              ------------------
Gross inventories              169.5       141.1
LIFO reserve                    (9.1)       (7.8)
                              ------------------
Total inventories             $160.4      $133.3
                              ==================

   PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment consists of the following:

DECEMBER 31,                2000         1999
                              (In millions)
Land and land
  improvements            $   23.9    $   23.1
Buildings and building
  improvements               201.1       125.7
Machinery and equipment    1,101.9       833.7
Construction in progress     236.9       227.1
-------------------------------------------------
                           1,563.8     1,209.6
Accumulated depreciation    (363.7)     (280.6)
-------------------------------------------------
Property, plant and
  equipment, net          $1,200.1    $  929.0
=================================================

   We state property, plant and equipment at cost. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in process. We record depreciation on the straight-line method over the estimated useful lives of depreciable assets, which range from 3 to 40 years and averaged approximately 13 years in 2000. Depreciation amounted to $100.6 million, $85.5 million and $67.3 million in 2000, 1999 and 1998, respectively.
   GOODWILL. We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. We amortize goodwill on the straight-line method over periods up to 40 years. Accumulated amortization was $7.7 million at December 31, 2000 and $3.5 million at December 31, 1999.
   IMPAIRMENT OF LONG-LIVED ASSETS. We periodically review the realization of our long-lived assets, including goodwill, based on an evaluation of remaining useful lives and the current and expected future profitability and cash flows related to such assets.
   STOCK-BASED COMPENSATION. We account for employee stock options in accordance with APB No. 25 and related interpretations. We measure compensation cost as the excess, if any, of the market price of our common stock at the date of grant over the amount our associates must pay to acquire the stock.
   CURRENCY TRANSLATION. We translate the assets and liabilities of our foreign subsidiaries to U.S. dollars at end-of-period exchange rates. We translate the income statement elements of our foreign subsidiaries to U.S. dollars at average-period exchange rates. We report the effect of translation for our foreign subsidiaries that use the local currency as their functional currency as a separate component of stockholders' equity. Gains and losses resulting from the remeasurement of assets and liabilities of our foreign subsidiary that uses the U.S. dollar as its functional currency are reported in current period income. We also report any gains and losses arising from transactions denominated in a currency other than our functional currency in current period income.
   USE OF ESTIMATES. In order to prepare financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts and disclosures in our financial statements. Actual results could differ from those estimates.
   RECLASSIFICATIONS. We have reclassified certain 1998 and 1999 amounts to conform to the presentation of our 2000 financial statements.

   2.  ACQUISITIONS

   In 1999, we purchased two domestic automotive forging companies, Colfor Manufacturing Inc. ("Colfor") and MSP Industries Corporation ("MSP"), and a majority interest in a joint venture in Brazil which machines forging and driveline components for automotive OEMs for aggregate cash purchase consideration of approximately $239 million.
   In 1998, we acquired Albion Automotive (Holdings) Limited ("Albion") for a cash purchase price of approximately $42 million plus $30 million of assumed debt and capital lease obligations.

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT

   3.  LONG-TERM DEBT AND
       LEASE OBLIGATIONS

Long-term debt consists of the following:

DECEMBER 31,                             2000        1999
                                          (In millions)
Bank Credit Facilities:
Revolver                               $   -       $    -
Term Loan                               374.0        375.0
--------------------------------------------------------------
Total Bank Credit Facilities            374.0        375.0
Receivables Facility                    120.0         70.0
9.75% Notes, net of discount            298.1        297.9
Capital lease obligations                17.4         25.7
Other                                     7.6          6.3
--------------------------------------------------------------
Long-term debt                         $817.1     $  774.9
==============================================================

   BANK CREDIT FACILITIES. At December 31, 2000, the Senior Secured Bank Credit Facilities ("Bank Credit Facilities") consist of a $378.8 million Revolving Credit Facility due October 2004 ("Revolver") and a $374.0 million Senior Secured Term Loan Facility ("Term Loan") due in semi-annual installments of varying amounts through April 2006.
   Borrowings under the Bank Credit Facilities are secured by the capital stock of our significant subsidiaries and all of our assets except for those securing the Receivables Facility and other permitted bank, equipment and lease financings. Borrowings under the Bank Credit Facilities bear interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. At December 31, 2000, $378.8 million was available for future borrowings under the Revolver.
   At December 31, 2000, the weighted average rate of interest on the balances outstanding under the Bank Credit Facilities was 8.6%.
   RECEIVABLES FACILITY. We have established a receivables financing facility (the "Receivables Facility") through AAM Receivables Corp. ("Receivables Corp."), a wholly-owned, bankruptcy-remote subsidiary of AAM Inc. Pursuant to the Receivables Facility, AAM Inc. agreed to sell certain trade receivables from time to time to Receivables Corp., which, in turn, transferred all of such receivables to a trust that issued variable funding certificates representing undivided interests in the receivables pool. Under the variable funding certificates, a bank group provided us a revolving financing commitment of up to $153.0 million through October 2003, subject to the terms and conditions of the Receivables Facility. The receivables held by the trust are not available to our general creditors. In accordance with FASB Statement No. 125, we have accounted for the Receivables Facility as if it were a secured borrowing.
   The Receivables Facility bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. Availability under the Receivables Facility depends on the amount of receivables generated by AAM Inc., the rate of collection on those receivables and certain other characteristics of those receivables that affect their eligibility. At December 31, 2000, $120.0 million was outstanding and an additional $6.6 million was available to us under the Receivables Facility.
   The weighted-average interest rate on our borrowings under the Receivables Facility at December 31, 2000 was 8.1%.
   9.75% NOTES. In March 1999, AAM Inc. issued $300 million of 9.75% Senior Subordinated Notes Due 2009 (the "9.75% Notes"). Our net proceeds from the issuance of the 9.75% Notes was approximately $288.7 million after deduction of discounts to the initial purchasers, and other fees and expenses.
   The 9.75% Notes are unsecured senior subordinated obligations of AAM Inc. and are fully and unconditionally guaranteed by Holdings. Prior to the maturity date of March 1, 2009, we may redeem the 9.75% Notes beginning on March 1, 2004 at stated redemption prices beginning at 104.875% at March 1, 2004 and decreasing to 100% on March 1, 2007 and thereafter. In addition, we may also redeem up to $105 million of the 9.75% Notes using the proceeds of certain equity offerings through March 1, 2002 at a redemption price of 109.75%.
   Including amortization of the original issue discount, the 9.75% Notes bear interest at 9.875%.

   DEBT COVENANTS. The Bank Credit Facilities and the 9.75% Notes contain various operating covenants which, among other things, impose limitations on our ability to declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock, incur liens, incur indebtedness, or merge, make acquisitions or sell assets. We are also required to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures. At our option, we may prepay borrowings under the Bank Credit Facilities at any time without penalty, other than breakage costs. We are also subject to mandatory prepayment terms under the Bank Credit Facilities under certain conditions.
   LEASES. We lease certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $34.9 million and $37.7 million of such gross asset cost is included in property, plant and equipment at December 31, 2000 and 1999, respectively. The weighted-average interest rate on these capital lease obligations was 7.0% at December 31, 2000.
   In 1999, we closed two sale-leaseback transactions involving approximately $187 million of existing machinery and equipment. These transactions were financed under operating leases with terms between 10 and 12 years. We are amortizing a gain on the sale of machinery and equipment of approximately $4 million over the respective lease terms.
   We also lease certain other facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/or purchase options. Our expense for operating leases was $45.1 million, $32.6 million and $14.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. Future minimum payments under noncancelable operating leases are as follows: $42.6 million in 2001, $64.8 million in 2002, $26.9 million in 2003, $26.3 million in 2004, $28.5 million in 2005 and $120.6 million thereafter.
   DEBT MATURITIES. Aggregate maturities of long-term debt are as follows (in millions):

             2001          $  14.0
             2002              6.4
             2003            124.2
             2004             21.2
             2005            175.0
             Thereafter      476.3
             ---------------------
             Total         $ 817.1
             =====================

   We have sufficient availability to refinance current maturities of long-term debt through the Bank Credit Facilities and the Receivables Facility and have, therefore, classified such obligations as long-term debt at December 31, 2000.
   Gross interest expense was $77.6 million, $70.2 million and $48.6 million in 2000, 1999 and 1998, respectively. We paid interest of $71.6 million, $55.8 million and $50.2 million in 2000, 1999 and 1998, respectively. We capitalized interest of $11.9 million, $8.5 million and $3.8 million in 2000, 1999 and 1998, respectively.
   Interest income was $6.8 million, $7.1 million and $0.5 million in 2000, 1999 and 1998, respectively.

   4. DERIVATIVES AND RISK MANAGEMENT

   DERIVATIVE FINANCIAL INSTRUMENTS. In the normal course of business, we are exposed to market risk, principally associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments, from time to time, based on management's judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

                                THE AAM ADVANTAGE

[AAM LOGO]
                               2000 ANNUAL REPORT


   CURRENCY FORWARD CONTRACTS. Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risks. At December 31, 2000, we have currency hedges in place on the purchase of machinery and equipment with a notional amount of $5.4 million.
   INTEREST RATE SWAPS. We are exposed to variable interest rates on the Bank Credit Facilities, the Receivables Facility and a portion of our sale-leaseback financing. At December 31, 2000, we have hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $54.3 million. These interest rate swaps convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%.
   In connection with the Term Loan, we entered into a $112.5 million rate collar transaction in 1997 to pay a floating rate of interest based on 3-month LIBOR with a cap rate of 6.5% and a floor rate of 5.5%. The rate collar transaction terminated at December 31, 2000.
   We have designated the rate collar transaction and the interest rate swap agreements as effective hedges of the related debt and lease obligations and, accordingly, we have reflected the net cost of such agreements as an adjustment to interest expense over the lives of the debt and lease agreements.
   ADOPTION OF FASB STATEMENT NO. 133. FASB Statement No. 133 is effective for us on January 1, 2001. FASB Statement No. 133 establishes standards for the recognition and measurement of derivatives and hedging activities. We do not presently expect the adoption of these new accounting standards to have a material impact on our operating results or financial condition because of the limited extent to which we engage in the types of activities affected by the standard.
   With respect to the derivative instruments executed as of the adoption date of January 1, 2001, we expect to record an initial unrealized mark-to-market loss on the interest rate swaps described above of approximately $1.3 million. The fair value of our currency forward contracts outstanding at January 1, 2001 approximates break-even.
   At December 31, 1999, the interest rate swaps and collars had notional values of $175 million and unrealized losses of approximately $0.1 million.
   FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of our cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of our borrowings under the Bank Credit Facilities and the Receivables Facility approximate their fair value due to the frequent resetting of the interest rate. We have estimated the fair value of the 9.75% Notes at December 31, 2000, using available market information, to be approximately $253.5 million.
   CONCENTRATIONS OF CREDIT RISK. In the normal course of business, we provide credit to customers in the automotive industry. We periodically evaluate the credit worthiness of our customers and we maintain reserves for potential credit losses, which, when realized, have been within the range of our allowance for doubtful accounts. When appropriate, we also diversify the concentration of invested cash among different financial institutions and we monitor the selection of counterparties to other financial instruments to avoid unnecessary concentrations of credit risk.

   5. EMPLOYEE BENEFIT PLANS

   PENSION AND OTHER POSTRETIREMENT BENEFITS. We sponsor various qualified and non-qualified defined benefit pension plans for our eligible associates. We also maintain hourly and salaried benefit plans that provide postretirement medical, dental, vision and life benefits to our eligible retirees and their dependents in the United States. We provide benefits under collective bargaining agreements to a majority of our hourly associates.

   Actuarial valuations of the U.S. benefit plans were made at September 30, 2000 and 1999, respectively. Actuarial valuations of the foreign benefit plan were made at September 30, 2000 and December 31, 1999, respectively.
   The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to the net benefit plan liability:

                                                           PENSION BENEFITS                OTHER BENEFITS
                                                     -----------------------------------------------------------
                                                        2000             1999           2000           1999
                                                     -----------------------------------------------------------
                                                                             (In millions)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year              $  156.8          $  148.6      $  90.1         $  79.5
Service costs                                            20.2              21.7         18.4            21.7
Interest cost                                            14.0              10.9          8.5             7.2
Plan amendments                                          17.3                -            -               -
Actuarial gain                                           (6.6)            (22.7)        (0.6)          (17.2)
Participant contributions                                 1.7               1.7           -               -
Adjustment due to measurement date change                (1.1)               -            -               -
Benefit payments                                         (3.1)             (2.4)        (0.9)           (1.1)
Currency fluctuations                                    (2.8)             (1.0)          -               -
----------------------------------------------------------------------------------------------------------------
Net change                                               39.6               8.2         25.4            10.6
----------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                       196.4             156.8        115.5            90.1
----------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year          161.8             143.6           -               -
Actual return on plan assets                             13.5              18.4           -               -
Employer contributions                                   30.5               1.5          0.9             1.1
Participant contributions                                 1.6               1.7           -               -
Adjustment due to measurement date change                (0.8)               -            -               -
Benefit payments                                         (3.1)             (2.4)        (0.9)           (1.1)
Currency fluctuations                                    (3.0)             (1.0)          -               -
----------------------------------------------------------------------------------------------------------------
Net change                                               38.7              18.2           -               -
----------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                200.5             161.8           -               -
----------------------------------------------------------------------------------------------------------------

Funded status -- U. S. plans at September 30                -               1.7       (115.5)          (90.1)
Funded status -- foreign plan at September 30, 2000
   and December 31, 1999                                  4.1               3.3           -               -
Unrecognized actuarial gain                             (47.3)            (42.6)       (31.5)          (31.3)
Unrecognized prior service cost                          20.3               4.6          0.1             0.1
Fourth quarter contribution                               0.3               3.0          0.2             0.3
----------------------------------------------------------------------------------------------------------------
Net liability at December 31                           $(22.6)         $  (30.0)     $(146.7)        $(121.0)
================================================================================================================

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT

The principal weighted average assumptions used in the valuation of the U.S. and foreign plans were as follows:

                                                   PENSION BENEFITS                                  OTHER BENEFITS
                             ---------------------------------------------------------------------------------------------
                                   2000                 1999                  1998             2000        1999       1998
                             ---------------------------------------------------------------------------------------------
                              U.S.     Foreign     U.S.      Foreign     U.S.      Foreign
                             ---------------------------------------------------------------------------------------------
Discount rate                8.00%      6.00%      7.75%      6.00%      6.75%      5.50%      8.00%      7.85%      7.15%
Expected return
  on plan assets             9.25%      8.00%      9.25%      8.00%      9.25%      8.00%        N/A        N/A        N/A
Rate of compensation
  increase                   4.25%      4.00%      4.25%      4.00%      4.00%      3.50%      4.25%      4.25%      4.00%

                                                       PENSION BENEFITS                  OTHER BENEFITS
                                               -----------------------------------------------------------------
                                                 2000        1999        1998         2000      1999        1998
                                               -----------------------------------------------------------------
                                                                          (In millions)
COMPONENTS OF NET PERIODIC BENEFIT COSTS:
Service cost                                   $  20.2     $  21.7     $  17.2     $  18.4     $ 21.7     $ 18.9
Interest cost                                     14.0        10.9         7.6         8.5        7.2        5.4
Expected asset return                            (13.8)      (12.4)       (9.0)        N/A        N/A        N/A
Amortized gain                                    (1.5)       (0.2)       (1.6)       (1.4)      (0.4)      (1.3)
Amortized prior service cost                       1.6         0.5         0.5        --           --         --
----------------------------------------------------------------------------------------------------------------
Net benefit cost                               $  20.5     $  20.5     $  14.7     $  25.5     $ 28.5     $ 23.0
================================================================================================================

   For measurement purposes, a 6.1% annual increase in the per-capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5% for 2002 and remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percent-age-point increase in the assumed health care cost trend rate would have increased total service and interest cost and the postretirement obligation by $6.4 million and $25.4 million, respectively. A one-percentage-point decrease in the assumed health care cost trend rate would have decreased total service and interest cost and the postretirement obli-gation by $4.8 million and $19.3 million, respectively.
   VOLUNTARY SAVINGS PLANS. Most of our U.S. associates are eligible to participate in a voluntary savings plan. Our maximum match under these plans is 50% of the first 6% of salaried associate contributions. Matching contributions amounted to $2.6 million, $1.6 million and $1.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.
   DEFERRED COMPENSATION PLAN. Certain U.S. associates are eligible to participate in a non-qualified deferred compensation plan. We fund a portion of the amounts elected to be deferred by the participants in this plan. Our funded portion of the plan amounted to approximately $1.4 million of the $2.6 million liability at December 31, 2000.

                                6. STOCK OPTIONS

   In 1997 and in 1999, we established two stock option plans and an incentive stock plan (the "stock compensation plans") under which a total of 9.5 million shares of common stock are authorized for issuance to our directors, officers and certain other associates in the form of options, stock appreciation rights or other awards that are based on the value of our common stock. Under these stock compensation plans, the exercise price of the options, rights or other awards will not be less than the fair market value of our common stock on the date of grant. We have granted a total of 7.5 million options under these stock compensation plans at December 31, 2000, which become exercisable based upon duration of employment. The vesting of some of these options can be accelerated subject to the satisfaction of certain performance criteria each year. At December 31, 2000, 0.4 million of these options have been exercised.
   At December 31, 2000, there are also 1.7 million options held by several of our officers that were granted in 1997 as a replacement for an incentive compensation plan established in 1994. These options were immediately vested and are exercisable at a weighted-average exercise price per share of approximately $0.18. A total of 0.1 million options granted under this plan have been exercised prior to December 31, 2000.
   The following table summarizes activity relating to our stock options:

                                            NUMBER OF  WEIGHTED-AVERAGE
                                             SHARES     EXERCISE PRICE
                                           ----------  ----------------
                                      (In millions, except per share data)
Outstanding at January 1, 1998                  14.5     $    1.71

Options granted                                 --           --
Options exercised                               (0.1)         4.26
Options lapsed or canceled                      (0.1)         4.26
------------------------------------------------------------------
Outstanding at December 31, 1998                14.3     $    1.68

Options granted                                  0.6         15.38
Options exercised                               (6.9)         0.02
Options lapsed or canceled                      (0.2)         6.34
------------------------------------------------------------------
Outstanding at December 31, 1999                 7.8     $    4.07

Options granted                                  1.5         14.85
Options exercised                               (0.4)         2.93
Options lapsed or canceled                      (0.1)         7.66
------------------------------------------------------------------
Outstanding at December 31, 2000                 8.8     $    5.90
==================================================================

Options exercisable at December 31, 1998         9.4     $    0.31
==================================================================

Options exercisable at December 31, 1999         3.9     $    2.42
==================================================================

Options exercisable at December 31, 2000         4.7     $    3.29
==================================================================

   Options outstanding at December 31, 2000 have a weighted-average remaining contractual life of approximately 9 years. Of the options outstanding at December 31, 2000, 1.7 million options have exercise prices of $0.25 per share or less. The remaining 7.1 million shares have a weighted average exercise price of $7.29 per share, with a range of $4.26 to $15.56.

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT

   Had we determined compensation cost based upon the fair value of the options at the grant date consistent with the method specified by FASB Statement No. 123, our net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                              2000          1999        1998
                                              ----          ----        ----
                                          (In millions, except per share data)
Net income as reported                      $   129.2   $    115.6   $    3.5
                                            =========   ==========   ========
Pro forma                                   $   126.2   $    114.5   $    2.8
                                            =========   ==========   ========

Basic earnings per share as reported        $    2.79   $     2.87   $   0.11
                                            =========   ==========   ========
Pro forma                                   $    2.73   $     2.84   $   0.09
                                            =========   ==========   ========

Diluted earnings per share as reported      $    2.60   $     2.34   $   0.08
                                            =========   ==========   ========
Pro forma                                   $    2.57   $     2.30   $   0.06
                                            =========   ==========   ========

   For options granted prior to our IPO in January 1999, we determined the fair value of each option using the minimum value method and an assumed interest rate of 6.13%. For options granted after the IPO, the fair value of each option was estimated on the date of grant using an option-pricing model with the following assumptions:

                                                2000        1999
                                                ----        ----
ASSUMPTIONS:
Expected volatility                              39.7%        38.6%
Risk-free interest rate                          5.64%        4.74%
Dividend yield                                    none         none
Expected life of option                        7 years      7 years
Weighted average grant-date fair value      $     7.89   $     6.95


                                 7. INCOME TAXES

The following is a summary of the components of the provision for income taxes:

                                    2000       1999        1998
                                    ----       ----        ----
                                           (In millions)
CURRENT:
Federal                           $  29.6     $  47.7     $ --
Michigan single business tax          5.5         7.2        0.4
Other state and local                (3.2)       (0.5)      (0.9)
Foreign                               0.7        --         --
                                  -------     -------     ------
Total current                        32.6        54.4       (0.5)

DEFERRED:
Federal                              34.5        11.1        3.6
Michigan single business tax          1.5         2.9        1.2
Other state and local                 1.1         1.8       (0.4)
Foreign                               4.5        (2.4)      (1.8)
                                  -------     -------     ------
Total deferred                       41.6        13.4        2.6
                                  -------     -------     ------
Total income taxes                $  74.2     $  67.8     $  2.1
                                  =======     =======     ======


The following is a reconciliation of the provision for income taxes to the expected amounts using the statutory rate:

                                   2000          1999          1998
                                   ----          ----          ----
Federal statutory                  35.0%         35.0%         35.0%
State and local                     1.6           4.5           5.7
Federal credits and other          --            (2.5)         (7.3)
Foreign rate difference            (0.1)         --             3.6
                                   ----          ----          ----
Effective income tax rate          36.5%         37.0%         37.0%
                                   ====          ====          ====

The following is a summary of the significant components of our deferred tax assets and liabilities:

                                               2000        1999
                                               ----        ----
                                                 (In millions)
CURRENT DEFERRED TAX ASSETS:
Employee benefits                            $   8.5     $   11.0
Inventory                                        0.6          2.6
Other                                            5.5          6.1
                                             -------     --------
Total current deferred tax assets            $  14.6     $   19.7
                                             =======     ========

NONCURRENT DEFERRED TAX ASSETS:
Employee benefits                            $  53.9     $   53.6
NOL carryforwards                               21.2         26.4
Fixed assets                                    17.8         18.3
Prepaid taxes                                   14.2         24.1
Tax credit carryforwards                         3.7          6.4
Goodwill                                         1.7          1.8
Other                                            4.7          6.3
Valuation allowance                            (28.7)       (33.4)
                                             -------     --------
Total noncurrent deferred tax assets            88.5        103.5

DEFERRED TAX LIABILITIES -- NONCURRENT:
Fixed assets                                    72.4         53.0
                                             -------     --------
Net noncurrent deferred tax assets           $  16.1     $   50.5
                                             =======     ========

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available net operating loss ("NOL") and tax credit carryforwards.

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT

   At December 31, 2000, we had unused NOLs for foreign tax purposes of approximately $129.9 million, including capital allowance carryforwards. None of these carryforwards expire. We also have $3.7 million of federal R&D tax credits. These tax credit carryforwards expire between 2018 and 2019.
   We established a valuation allowance of $45.5 million in 1998, which was subsequently reduced to $33.4 million in 1999 and $28.7 million in 2000. We reduced the valuation allowance due to changes in our assessment of the uncertainty of realizing the full benefit of the foreign NOL and capital allowance carryforwards. We considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of the valuation allowance.
   Income tax payments, including federal, state, local and foreign were $43.9 million, $48.8 million and $9.3 million in 2000, 1999 and 1998, respectively.

                              8. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                 2000          1999        1998
                                                 ----          ----        ----
                                              (In millions, except per share data)
NUMERATOR:
Net income                                    $   129.2    $   115.6    $    3.5
                                              =========    =========    ========
DENOMINATORS:
Basic shares outstanding--
  weighted-average shares outstanding              46.3         40.3        32.4
Effect of dilutive securities:
  Dilutive stock options                            3.4          9.2        10.8
                                              ---------    ---------    --------
Diluted shares outstanding--
  adjusted weighted-average shares after
  assumed conversions                              49.7         49.5        43.2
                                              =========    =========    ========
Basic earnings per share                      $    2.79    $    2.87    $   0.11
                                              =========    =========    ========
Diluted earnings per share                    $    2.60    $    2.34    $   0.08
                                              =========    =========    ========

                        9. COMMITMENTS AND CONTINGENCIES

   At December 31, 2000, obligated purchase commitments for capital expenditures were approximately $210.2 million.
   We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material effect on our consolidated financial condition, operating results or cash flows.

                         10. RELATED PARTY TRANSACTIONS

   In December 2000, AAM's Co-Founder, Chairman & CEO Richard E. Dauch agreed to extend his employment relationship with AAM by two years until December 31, 2006. In connection with this extension, we repurchased approximately 3.1 million shares of common stock from Dauch, at current market prices, at a total cost of approximately $21.3 million. Dauch used the proceeds from the sale to pay off a personal loan incurred to pay taxes in connection with an earlier investment in AAM.
   In connection with a leveraged recapitalization transaction in 1997 through which Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (collectively "Blackstone") acquired a majority ownership interest, we entered into an agreement pursuant to which Blackstone provides certain advisory and consulting services to us. We incurred costs of $4.6 million, $4.0 million and $2.4 million for such services provided by Blackstone in 2000, 1999 and 1998, respectively.

                     11. SEGMENT AND GEOGRAPHIC INFORMATION

   We operate in one reportable segment: the manufacture, engineering, validation and design of driveline systems for trucks, sport utility vehicles ("SUVs") and passenger cars. Financial information relating to our operations by geographic area is presented in the following table. Net sales are attributed to countries based upon location of customer. Long-lived assets exclude deferred income taxes.

                                  2000           1999           1998
                                  ----           ----           ----
                                           (In millions)
NET SALES:
United States                  $  2,296.2     $  2,285.2     $  1,619.1
Canada                              372.6          405.9          264.2
Mexico and South America            283.6          140.4          127.5
Europe and Other                    139.5          126.5           29.8
Inter-geographic revenues           (22.4)          (4.9)          --
                               ----------     ----------     ----------
Total net sales                $  3,069.5     $  2,953.1     $  2,040.6
                               ==========     ==========     ==========

LONG-LIVED ASSETS:
United States                  $  1,156.5     $    947.0     $    787.0
Other                               229.3          170.1           83.0
                               ----------     ----------     ----------
Total long-lived assets        $  1,385.8     $  1,117.1     $    870.0
                               ==========     ==========     ==========

   With the exception of sales to General Motors Corporation ("GM"), no single customer accounted for more than 10% of our consolidated net sales in any year presented. Sales to GM were approximately 84.5%, 85.9% and 93.4% of our total net sales in 2000, 1999 and 1998, respectively.

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT

                12. UNAUDITED QUARTERLY FINANCIAL DATA AND MARKET
                         FOR THE COMPANY'S COMMON STOCK

QUARTER ENDED                         MARCH 31      JUNE 30    SEPTEMBER 30   DECEMBER 31    FULL YEAR
-------------                         --------      -------    ------------   -----------    ---------
                                                     (In millions, except per share data)
2000
Net sales                          $    835.9    $    819.7    $    675.5    $    738.4    $   3,069.5
Gross profit                            119.7         120.1          89.1          97.3          426.2
Net income                               40.1          40.0          24.2          24.9          129.2
Diluted earnings per share(1)            0.80          0.80          0.48          0.51           2.60
Market price(2)
  High                             $    17.13    $    16.94    $    16.13    $    12.63    $     17.13
  Low                              $    11.50    $    14.13    $    10.25    $     5.75    $      5.75

1999
Net sales                          $    697.7    $    800.8    $    718.8    $    735.8    $   2,953.1
Gross profit                             92.1         108.4          89.4          98.9          388.8
Net income                               29.0          33.7          25.4          27.5          115.6
Diluted earnings per share(1)            0.61          0.67          0.50          0.56           2.34
Market price(2)
  High                             $    16.69    $    16.31    $    16.94    $    15.00    $     16.94
  Low                              $    11.69    $    12.00    $    14.00    $    11.94    $     11.69


(1) Full year diluted earnings per share will not necessarily agree to the sum of the four quarters because each quarter is a separate calculation.
(2) Prices are based on the composite tape of the New York Stock Exchange. We had approximately 475 stockholders of record at February 7, 2001.

                                THE AAM ADVANTAGE
[AAM LOGO]
                               2000 ANNUAL REPORT

                           Six-Year Financial Summary

                                                                      YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------
                                         2000          1999           1998(a)            1997          1996           1995
------------------------------------------------------------------------------------------------------------------------------
                                                              (In millions, except per share data)
STATEMENT OF INCOME DATA:
Net sales                          $   3,069.5     $   2,953.1     $   2,040.6     $   2,147.5     $   2,022.3    $   1,968.1
Gross profit                             426.2           388.8           156.4           216.0           172.0          179.5
Selling, general and
 administrative expenses                 162.6           147.6           106.4           104.0            83.1           70.6
Operating income                         259.4           237.8            49.9           112.0            88.9          108.9
Net interest (expense) income            (58.8)          (54.6)          (44.3)           (1.8)            9.4            9.1
Net income                               129.2           115.6             3.5            55.3            61.7           70.6
Diluted earnings per share         $      2.60     $      2.34     $      0.08     $      0.43     $      0.43    $      0.50
Diluted shares outstanding(b)             49.7            49.5            43.2           126.5           142.5          142.5

BALANCE SHEET DATA:
Cash and equivalents               $      35.2     $     140.2     $       4.5     $      17.3     $     126.0    $     170.3
Total assets                           1,902.5         1,673.2         1,223.9         1,016.7           771.2          737.0
Total long-term debt                     817.1           774.9           693.4           507.0             2.4            1.0
Preferred stock                           --              --              --              --             200.0          200.0
Stockholders' equity                     372.0           263.7            40.4            37.2           250.2          168.6
Invested capital(c)                    1,153.9           898.4           729.3           526.9           326.6          199.3

OTHER DATA:
Net cash provided by
 operating activities              $     252.2     $     310.3     $      81.4     $     200.8     $      65.7    $     196.9
EBITDA(d)                                377.0           334.6           119.2           152.8           134.7          144.8
Depreciation and amortization            107.9            89.5            68.8            50.2            36.1           25.2
Capital expenditures                     381.0           301.7           210.0           282.6           162.3          147.1
------------------------------------------------------------------------------------------------------------------------------

(a) The following table sets forth the estimated adverse impact on our 1998 operating results related to the GM work stoppage which occurred in June and July of 1998 and the temporary reduction of certain payments made by GM to us as part of the commercial arrangements between us.

                           As                   Temporary      As
                       Reported      GM Work    Payment     Adjusted
                         1998       Stoppage   Reductions     1998
                      -----------------------------------------------
Net sales             $  2,040.6    $  187.6    $  51.5    $  2,279.7
Gross profit               156.4        71.2       51.5         279.1
Operating income            49.9        71.2       51.5         172.6
EBITDA (d)                 119.2        71.2       51.5         241.9

(b) Pursuant to a migratory merger effected in January 1999 and undertaken in connection with the IPO, each share of American Axle & Manufacturing of Michigan, Inc.'s common stock was converted into 3,945 shares of American Axle & Manufacturing Holdings, Inc. common stock. All share and per share amounts have been adjusted to reflect this conversion.

(c) Invested capital represents the sum of total debt and stockholders' equity (including preferred stock) less cash and equivalents.

(d) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.