Form 10-K, Exhibit 13
period 2001-12-31
AMERICAN AXLE & MANUFACTURING HOLDINGS INC
filed 2002-03-29
CIK 1062231

EXHIBIT 13 — PAGES 18-42 AND PAGE 45 OF ANNUAL REPORT TO

STOCKHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2001
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

FINANCIALS — MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

      We are a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related components and modules for light trucks, sport utility vehicles (“SUVs”) and passenger cars. Driveline systems include all of the components that transfer power from the transmission and deliver it to the drive wheels. Driveline and related products produced by us include axles, modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products.

      We are the principal supplier of driveline components to General Motors Corporation (“GM”) for its light trucks, SUVs and rear-wheel drive (“RWD”) passenger cars manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive/all-wheel drive (“4WD/AWD”) axle requirements for these vehicle platforms in 2001. As a result of our Component Supply Agreement (“CSA”) and Lifetime Program Contracts with GM (“LPCs”), we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by an LPC. Sales to GM were approximately 87% of our total sales in 2001, 85% in 2000 and 86% in 1999.

      We sell most of our products under long-term contracts with prices established at the time the contracts were entered into. Some of our contracts require us to reduce our prices in subsequent years and all of our contracts allow us to negotiate price increases for engineering changes. Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We will compete for future GM business upon the termination of the LPCs or the CSA.

      We also supply driveline systems and other related components to DaimlerChrysler, Ford Motor Company, Nissan, Renault, Visteon Automotive, Delphi Automotive, PACCAR and other OEMs and Tier I supplier companies. Our sales to customers other than GM were $404.6 million in 2001 as compared to $475.4 million in 2000, principally as a result of lower demand for passenger car and commercial vehicle products in North America and Europe. However, we expect our sales to customers other than GM to grow significantly in the next two years as we launch several new driveline system products for DaimlerChrysler and other OEMs and Tier I supplier companies. The most significant of these new product programs is our launch of the heavy duty Dodge Ram 4x4 full-size pick-up trucks (“Dodge Ram program”) in the second half of 2002. As a result of the Dodge Ram program, we expect our sales to DaimlerChrysler to exceed 10% of our total sales in 2003, as compared to less than 1% in 2001 and all previous years.

Industry and Competition

      The worldwide automotive industry is highly competitive. Customers are constantly pressuring suppliers to optimize and improve technology, quality, product cost, durability, reliability and overall customer service. The driveline systems segment of the industry in which we compete reflects these pressures. A prevailing trend in the industry is that OEMs are shifting research and development, design and validation responsibility to their suppliers. The OEMs have also been reducing the number of their suppliers, preferring stronger relationships with fewer suppliers capable of providing complete systems and modules to their increasingly global operations. As a result, the number of Tier I suppliers is being reduced. We expect these trends to continue, eventually resulting in a smaller number of dominant, worldwide suppliers.

      We believe we are well positioned to compete in the worldwide automotive industry as these trends further impact our business. We will continue to leverage our excellence in manufacturing, product engineering and design to further diversify, strengthen and globalize our OEM customer base. We will also continue to invest in the development of new product, process and systems technologies to improve productive efficiency and flexibility in our operations and continue to deliver innovative new products, modules and integrated driveline systems to our customers. Our new Smart-BarTM stabilizer bar-based active roll-control system and the Integrated Oil Pan (IOP) Front Axle Module with Electronic Disconnect are two current examples of high value-added technology products that have resulted from our commitment to research and development and that seek to improve the performance and design flexibility of our customers’ products.

      In 2001, we generated approximately $2.15 billion of our sales, or approximately 69% of our total sales, from new axle and related driveline system components introduced by us since July 1998. Our strong performance in major new product introductions will continue in 2002 as we launch several new high-volume 4WD/AWD driveline products to support the Dodge Ram program, GM’s new extended versions of its mid-sized SUVs (Chevrolet Trailblazer and GMC Envoy), GM’s new full-size vans, the Hummer “H2” sport-utility truck (“SUT”) and the Chevrolet SSR. In 2003, we will launch new 4WD/AWD driveline products to support GM’s new mid-sized pick-up trucks, which will replace the current Chevrolet S-10 and GMC Sonoma models.

      Over the past three years, our content-per-vehicle has increased nearly 30% from $870 in 1998 to $1,115 in 2001. This was primarily as a result of our efforts in new product development and the industry trend toward higher 4WD/AWD penetration. We benefit from increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV. The increase in our content-per-vehicle is important because it has enabled us to increase our sales at a rate in excess of changes in industry production rates. Despite a 10% decline in North American (“N.A.”) light vehicle builds and a 4% decline in GM’s light truck production in 2001 as compared to 2000, our sales increased 1% in 2001. We believe that this performance is evidence of our ability to bring the right products, systems and technologies to market at a competitive cost for our customers.

Results of Operations

      Net sales. Net sales increased 1% in 2001 to $3.107 billion as compared to $3.069 billion in 2000 and $2.953 billion in 1999. Our increase in 2001 sales of 1% as compared to 2000 compares to an estimated 10% reduction in N.A. light vehicle production for the year and a 4% decrease in GM light truck production. Our increase in 2000 sales of 4% compares to an increase in N.A. light vehicle production of just under 1% and a 1% decrease in GM light truck production.

      These charts illustrate how we have benefited from two key trends favorably impacting our business. Sales generated from new axle and related driveline system components introduced by us since July 1998 now represent approximately 69% of our total sales. 4WD/AWD penetration has increased to 55% and is expected to increase further to greater than 60% in 2003. As a result of contributions from these new higher value-added technology products and increasing 4WD/AWD product penetration, content-per-vehicle has increased nearly 30% over the past three years from $870 in 1998 to in excess of $1,100 in 2001.

*	4WD/AWD penetration is equal to the total number of front axles we produce divided by the total number of rear axles we produce for the vehicle programs on which we sell product.

The primary driver of our increased sales in 2001 and 2000 is our higher content-per-vehicle, which increased from $930 in 1999 to $979 in 2000 and $1,115 in 2001. This increase was primarily a result of increased sales of higher value-added technology products to GM, particularly our new 11.5” rear axle system used in GM’s heavy-duty pick-up trucks and our new IOP Front Axle Module featured on GM’s new mid-sized SUVs. Our content-per-vehicle also increased in 2001 because of higher 4WD/ AWD penetration in the products we ship to GM.

In 2001, sales gains related to our increased content-per-vehicle discussed above were partly offset by reductions in shipments to customers other than GM affected by lower demand for passenger cars and commercial vehicles in North America and Europe.

     In 2000, our sales increased because we had a full year of shipments from Colfor Manufacturing, Inc. (“Colfor”) and MSP Industries Corporation (“MSP”), both of which we acquired on April 1, 1999, and our joint venture in Brazil, which we acquired in the fourth quarter of 1999. Excluding the impact of businesses acquired in 1999, year 2000 sales increased approximately 2.4% as compared to 1999.

     Gross Profit. Gross profit was $409.7 million in 2001 as compared to $426.2 million in 2000 and $388.8 million in 1999. Gross margin was 13.2% in 2001 as compared to 13.9% in 2000 and 13.2% in 1999. The decreases in gross profit and gross margin in 2001 were partly due to lost contribution margin resulting from lower production volumes. In addition, depreciation and amortization expense increased $18.7 million in 2001. This increase in depreciation and amortization, which principally reflects the cost of investments we have made to support our long-term production requirements, negatively impacted gross profit and gross margin in 2001.

Gross profit and gross margin were also negatively impacted in 2001 by an $11.7 million fourth quarter charge related to the consolidation of our operations located in the United Kingdom. This charge included a
$10.0 million accrual of severance obligations payable to approximately 350 associates pursuant to FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits.” This charge also included $1.5 million of costs that will be incurred to cancel contracts for services no longer needed and a $0.2 million write off of fixed assets made permanently idle as a result of a facility shut-down. Excluding the impact of this $11.7 million charge, gross profit would have been $421.4 million and gross margin would have been 13.6% in 2001.

     The increases in gross profit and gross margin in 2000 were primarily due to the increased sales of higher value-added technology products to GM and the successful start-up of production in our new Silao, Mexico (“Guanajuato Gear & Axle”) and Cheektowaga, New York, (“Cheektowaga”) manufacturing facilities.

Selling, General and Administrative Expenses (“SG&A”). Selling, general and administrative expenses, or “SG&A” (including research and development), amounted to $164.4 million in 2001 as compared to $162.6 million in 2000 and $147.6 million in 1999. Research and development spending (“R&D”) increased approximately 11% to $51.7 million in 2001 as compared to $46.4 million in 2000 and $39.1 million in 1999. However, this increase in R&D was partly offset by cost reductions in other areas, including the impact of lower profit- sharing accruals in 2001.

The increase in spending related to SG&A in 2000 as compared to 1999 was primarily due to increased R&D, the addition of Colfor, MSP and our joint venture in Brazil, and increased profit-sharing accruals resulting from increased profitability.

     We continue to aggressively pursue development of new product, process and systems technologies in our R&D activities, particularly in the areas of mass and weight reduction; noise, vibration and harshness (“NVH”) improvements; durability; and new product offerings such as integrated driveline systems and modules. In addition to the Smart-BarTM and the IOP Front Axle Module, our increased commitment to R&D has resulted in our development of the PowerLiteTM aluminum rear-axle system, TracRiteTM traction-enhancing locking differentials (including a brand-new electronically controlled TracRiteTM EL model) and our Gen II and Gen III universal joints, all of which have been instrumental in new product program wins for us. We have also developed, installed and tested independent front and rear drive chassis suspension modules (“IFDA” and “IRDA”) and we are currently developing electronic wheel-speed sensors for traction and stability control for potential future SUV and passenger car applications.

     Operating Income. Operating income was $241.3 million in 2001 as compared to $259.4 million in 2000 and $237.8 million in 1999. Operating margin was 7.8% in 2001, 8.5% in 2000 and 8.1% in 1999. The decreases in operating income and operating margin in 2001 were primarily due to the factors discussed above relating to the decreases in gross profit and gross margin and the increase in SG&A expenses.

The increases in operating income and operating margin in 2000 were primarily due to the factors discussed above relating to the increases in gross profit and gross margin, partially offset by increased R&D and other SG&A costs and higher goodwill amortization related to the Albion, Colfor and MSP acquisitions.

EBITDA.(1) EBITDA was $367.8 million in 2001 as compared to $377.0 million in 2000 and $334.6 million in 1999. EBITDA margin was 11.8% in 2001, 12.3% in 2000 and 11.3% in 1999. The decreases in EBITDA and EBITDA margin in 2001 were due primarily to the factors discussed above relating to the decreases in gross profit and gross margin and the increase in SG&A expenses.

     The increases in EBITDA and EBITDA margin in 2000 were due primarily to the factors discussed above relating to the increases in gross profit and gross margin, partially offset by increased R&D and other SG&A costs. EBITDA and EBITDA margin also increased in 2000 as a result of other operating cost reductions.

Net Interest Expense. Net interest expense was $59.4 million in 2001, $58.8 million in 2000 and $54.6 million in 1999. The increase in net interest expense in 2001 was due primarily to a higher average amount of net debt outstanding, partially offset by lower average interest rates in effect in 2001. The increase in net interest expense in 2000 was due primarily to higher average amounts of net debt outstanding and higher average interest rates in effect in 2000, offset by a higher amount of interest capitalized on construction in progress.

      Other Income (Expense), Net. We recognized $1.0 million of other expense in 2001 as compared to other income of $2.8 million in 2000 and $0.2 million in 1999. These amounts related principally to foreign exchange gains and losses. Other income in 2000 also included a one-time benefit associated with stock sold in connection with the demutualization of our life-insurance provider.

      Income Tax Expense. Income tax expense was $66.0 million in 2001, $74.2 million in 2000, and $67.8 million in 1999. Our effective tax rate was 36.5% in 2001 and 2000 and 37.0% in 1999.

      Net Income and Earnings Per Share. Net income was $114.9 million in 2001 as compared to $129.2 million in 2000 and $115.6 million in 1999. Diluted earnings per share was $2.36 per share in 2001 as compared to $2.60 per share in 2000 and $2.34 per share in 1999.

Liquidity and Capital Resources

      Our primary liquidity needs are to fund capital expenditures and debt service and to support working capital requirements in our expanding operations. We rely principally upon operating cash flow and borrowings under our primary credit facilities to meet these needs. We believe that cash flow available from these sources will be sufficient to meet our projected capital expenditures, debt service obligations and working capital requirements in 2002.

      Operating Activities. Net cash provided by operating activities was $232.8 million in 2001, $252.2 million in 2000 and $310.3 million in 1999. After adjusting our earnings for the impact of deferred income taxes, depreciation and amortization, and pensions and other postretirement benefits, we generated $8.6 million of additional operating cash flow in 2001 as compared to 2000 and $25.8 million of additional operating cash flow in 2000 as compared to 1999.

      A change in payment terms with GM effective March 1, 2001 from net 20 days to net 25th proximo adversely impacted our operating cash flow by approximately $90 million in the first quarter of 2001. This final change in payment terms with GM was effective for products shipped to GM beginning on March 1, 2001 and completes a three-year transition from the next-day payment terms in effect prior to March 1, 1999. Similar changes in payment terms with GM adversely impacted operating cash flow by approximately $80 million in the first quarter of 2000 and $70 million in the first quarter of 1999.

(1) EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

Operating cash flow was favorably impacted in 2001 as compared to 2000 by increased accounts receivable collections related to customer tooling and reduced inventories.

      Inventories at year-end 2001 and year-end 2000 reflected increases as compared to 1999 levels that were necessary to support customer banking requirements related to new product launches. At year-end 2001, inventories also reflect the impact of our strategy to manage daily production volumes and avoid premium operating costs in advance of unusually high customer demand for certain products in the first quarter of 2002. Repair parts inventories have also increased in 2001 and 2000 as compared to 1999 levels as we took delivery of a significant amount of new machinery and equipment and sourced our initial stocks of related maintenance material.

      In addition, our increased funding of supplier payments and other accrued expenses resulted in approximately $136.6 million less operating cash flow in 2001 on a year-over-year basis. The primary driver of this increased funding requirement in 2001 was a significant reduction in capital spending in the second half of 2001 as compared to the much higher rates of spending we incurred beginning in the second half of 1999 and running through the second quarter of 2001.

      Our accruals at year-end 2001 include $9.7 million for the unpaid severance benefit obligations related to the consolidation of our operations located in the United Kingdom, all of which we expect to fund in 2002. Although we may pursue legal remedies or other indemnities to mitigate the financial impact of these severance obligations, we have accrued our best estimate of the lump-sum benefits that will ultimately be paid to eligible associates upon termination of employment.

      Operating cash flow in 2000 was adversely impacted by increased working capital requirements due to the start-up of production in Guanajuato Gear & Axle and Cheektowaga. Operating cash flow in 2000 was also negatively impacted in comparison to prior years by the one-time lump-sum payments we made to certain associates in connection with several new long-term collective bargaining agreements we negotiated with our unions.

      Investing Activities. Capital expenditures were $375.5 million in 2001, $381.0 million in 2000 and $301.7 million in 1999. We significantly reduced the rate of capital spending in the second half of 2001 and expect to limit our capital expenditures to between $250 million and $275 million in 2002. Our largest capital projects in 2001 and 2002 include our investment to support the Dodge Ram program and GM’s launch of its mid-sized SUVs (including the new extended versions to be launched in 2002), as well as expenditures required to support the 2003 launch of GM’s new mid-sized pick-up trucks (including the Chevrolet S-10 and GMC Sonoma replacements) and the H2 SUT. Capital spending in 2001 and 2002 also includes the construction of a forging facility adjacent to Guanajuato Gear & Axle and other strategic investments designed to support new manufacturing processes, systems and technologies, and to improve product designs and achieve operating cost reductions.

      Our largest capital projects in 2000 were related to the construction and subsequent expansion of Guanajuato Gear & Axle, which started operations in the first quarter of 2000, and the launch of several new long-term product programs in 2000 and early 2001, including GM’s heavy-duty pick-up trucks and full-size luxury SUVs (the GMC Yukon Denali and the Cadillac Escalade).

      Our investing activities in 1999 included approximately $239 million of outlays related to the Colfor and MSP acquisitions and our investment in the joint venture in Brazil.

      Although we have invested a significant amount of capital over the past several years to support our long-term production requirements, we believe these investments support our goal of improving our financial performance over the long-term. Our after-tax return on invested capital, or “ROIC”, was nearly 12% in 2001 and in excess of 16% in each of the two previous years. We believe our ROIC performance is at the top end of the range for our industry. Our ROIC was lower in 2001 because of an increase in our working capital requirements primarily attributable to the March 2001 change in GM payment terms, an increase in the fixed capital we have in place in advance of future product program launches, and the impact of the estimated 10% reduction in N.A. light vehicle production in 2001 as compared to 2000.

Return on Invested Capital (“ROIC”)

      The following table summarizes the calculation of ROIC in 2001, 2000 and 1999:

	Year Ended December 31,

	2001	2000	1999

	(In millions)
Net income	$114.9	$129.2	$115.6
Add: After-tax net interest expense	37.7	37.3	34.4

After-tax return	152.6	166.5	150.0
Net debt at year-end(1)	865.9	781.9	634.7
Stockholders’ equity at year-end	534.7	372.0	263.7

Invested capital at year-end	1,400.6	1,153.9	898.4
Invested capital at beginning of year	1,153.9	898.4	729.3
Average invested capital	1,277.3	1,026.2	813.9

ROIC(2)	11.9%	16.2%	18.4%

(1)	net debt is equal to total debt less cash and equivalents

(2)	other companies may calculate ROIC differently

      Financing Activities. Net cash provided by financing activities was $120.2 million in 2001, $24.1 million in 2000 and $179.5 million in 1999. Total long-term debt increased in 2001 by $61.1 million to $878.2 million at year-end, principally as a result of increasing our net borrowings under our primary bank credit facilities to fund capital spending requirements.

      In August 2001, we raised $57.7 million in a public offering of 7.5 million shares of our common stock through which we issued 3.0 million treasury shares and Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (collectively, “Blackstone”) sold 4.5 million shares. The number of our shares that are publicly traded approximately doubled upon consummation of this offering and we used the proceeds from the sale of our shares to repay a portion of our outstanding debt. Prior to this offering, Blackstone’s beneficial ownership of our common stock was approximately 55.2%. After the offering, Blackstone’s beneficial ownership of our common stock was approximately 43.2%. Consistent with our Registration Statement disclosures related to the offering, we have assumed the exercise of approximately 4.0 million deep-in-the-money options to purchase common shares that were granted prior to our IPO and that were exercisable at the time of the offering in the determination of Blackstone’s beneficial ownership percentages disclosed in the preceding sentences.

      In December 2000, our Co-Founder, Chairman of the Board & Chief Executive Officer, Richard E. Dauch, agreed to extend his employment relationship with us by two years until December 31, 2006. In connection with this extension, we repurchased approximately 3.1 million shares of common stock from Mr. Dauch, at current market prices, at a total cost of approximately $21.3 million. Mr. Dauch used the proceeds from the sale to pay off a personal loan incurred to pay taxes in connection with an earlier investment in our company. We agreed to repurchase these shares because of the favorable economic impact of this transaction and in consideration of the extension of Mr. Dauch’s employment agreement.

      In 1999, our financing activities included several significant events. In February 1999, we raised approximately $107.7 million of net proceeds in our initial public offering and issued 7 million shares of common stock. Our initial public offering was followed in March 1999 by our issuance of $300 million of 9.75% senior subordinated notes due 2009, a transaction in which we raised net proceeds of approximately $288.7 million. Also in 1999, we closed sale-leaseback transactions involving $187.0 million of existing machinery and equipment.

      Debt Capitalization and Availability. Our primary credit facilities consist of our Senior Secured Bank Credit Facilities (the “Bank Credit Facilities”), which are described in further detail below, and our receivables financing facility (the “Receivables Facility”), which provides up to $153.0 million of revolving financing commitments through October 2003. Borrowings under the Bank Credit Facilities are secured by the capital stock of our significant subsidiaries and all of our assets except for those securing the Receivables Facility and other permitted bank, equipment and lease financings. Other significant sources of our debt capitalization include our senior subordinated notes, capital lease obligations and uncommitted bank credit lines.

      The Bank Credit Facilities, which were last amended in August 2000, consist of the following:

•	Senior Secured Revolving Credit Facility (the “Revolver”) providing for revolving loans and the issuance of letters of credit in an aggregate principal and stated amount not to exceed $378.8 million available through October 2004; and

•	Senior Secured Term Loan Facility (the “Term Loan”) providing for term loans in an aggregate principal amount of $373.0 million. We will make semi-annual principal payments in varying amounts on the Term Loan through April 2006, at which time the remaining balance of $175.0 million will be due.

      In 2001, we secured the use of uncommitted bank credit lines totaling $40 million. At December 31, 2001, $7 million was outstanding under such Money Market Lines.

      With respect to the Bank Credit Facilities, $373.0 million was outstanding under the Term Loan and $25.0 million was outstanding under the Revolver at year-end 2001. At year-end 2001, we had additional borrowing capacity of $353.8 million under the Bank Credit Facilities, all of which was available under the Revolver. Additionally at year-end 2001, $138.0 million was outstanding and an additional $15.0 million was available to us under the Receivables Facility.

      The weighted average interest rate of our long-term debt outstanding as of year-end 2001 was approximately 6.0% as compared to approximately 9.0% at December 31, 2000.

      Our off-balance sheet financing relates principally to operating leases for certain facilities and manufacturing machinery and equipment. These operating leases are fully disclosed in Note 2 to our financial statements. Pursuant to these operating leases, most of which were initiated prior to year-end 1999, we have the opportunity to purchase underlying machinery and equipment at specified buy-out dates. We plan to exercise our purchase option for approximately $45 million of such lease buy-outs in 2002. Remaining lease renewal or repurchase options are approximately $3 million in 2003 and $106 million in 2006. We will continue to evaluate lease financing alternatives in the future.

Market Risk

      Our business and financial results are affected by fluctuations in world financial markets, including interest rates and currency exchange rates. Our hedging policy has been developed to manage these risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and cost. We do not hold financial instruments for trading or speculative purposes.

      Currency Exchange Risk. Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risks. We had only a nominal amount of currency hedges in effect during 2001 and, at December 31, 2001, we did not have any currency hedges in place. Future business operations and opportunities, including the expansion of our business outside North America, may expose us to the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. If and when appropriate, we intend to manage these risks by utilizing local currency funding of these expansions and various types of foreign exchange forward contracts.

      Interest Rate Risk. We are exposed to variable interest rates on our Bank Credit Facilities, the Receivables Facility and a portion of our sale-leaseback financing. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 16.6% of our weighted average interest rate at December 31, 2001) on our long-term debt outstanding at year-end 2001 would be approximately $5.3 million.

      At year-end 2001, we have hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $45.5 million. These interest rate swaps convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%. We have designated the interest rate swaps as effective cash flow hedges of the related debt and lease obligations and, accordingly, we have reflected the net cost of such agreements as an adjustment to interest expense over the lives of the debt and lease agreements.

      Adoption of FASB Statement No. 133. We adopted FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, on January 1, 2001. FASB Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative qualifies under FASB Statement No. 133 as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value, and changes in the fair value of derivatives that do not qualify as hedges, are immediately recognized in earnings.

      The cumulative effect of adopting FASB Statement No. 133 was to decrease stockholders’ equity by $0.8 million, net of tax. The effect on net income in 2001 was not significant, primarily because the hedges in place as of January 1, 2001 qualified for hedge accounting treatment and were highly effective.

Cyclicality and Seasonality

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

Effects of Inflation

      Inflation generally affects us by increasing the cost of labor, equipment, utilities and raw materials. Because rates of inflation in countries where we have significant operations have been moderate during the periods presented, we believe that inflation has not had a significant impact on our operations. In order to protect against the future impact of inflation, we will continue to aggressively pursue productivity improvements in our operations, principally through the increased use of the AAM Manufacturing System, a lean manufacturing system designed to reduce waste. We also plan to continue to emphasize favorable supply agreements in our direct material purchasing function, including joint efforts with key suppliers to identify and share in cost reductions, the use of long-term supply agreements when appropriate, and the further development of our e-commerce initiatives.

Litigation and Environmental Regulations

      We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material effect on our financial condition, results of operations or cash flows.

      GM has agreed to indemnify and hold us harmless from certain environmental issues identified as potential areas of environmental concern at March 1, 1994. GM has also agreed to indemnify us, under certain circumstances, for up to 10 years from such date with respect to certain pre-closing environmental conditions. Based on our assessment of costs associated with our environmental responsibilities, including recurring administrative costs, capital expenditures and other compliance costs, we do not expect such costs to have a material effect on our financial condition, results of operations, cash flows or competitive position in the foreseeable future.

Effect of New Accounting Standards

      Effective January 1, 2002, we will adopt FASB Statement No. 142, “Goodwill and Other Intangible Assets.” Under FASB Statement No. 142, we will no longer amortize goodwill. Instead, we will periodically evaluate goodwill and any other acquired intangible assets for impairment. We are in the process of determining the impact of adopting FASB Statement No. 142 and whether it will have a material effect on our results of operations or financial position. Goodwill amortization amounted to $4.0 million for the year-ended 2001.

      Effective January 1, 2002, we will adopt FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” FASB Statement No. 144 supersedes FASB Statement No. 121 as well as certain provisions of APB 30. The main objective of FASB Statement No. 144 is to clarify certain provisions of FASB Statement No. 121 relating to impairment of long-lived assets. FASB Statement No. 144 also includes more stringent requirements for classifying assets available for disposal and expands the scope of activities that will require discontinued operations reporting. We are in the process of determining the impact of adopting FASB Statement No. 144 and whether it will have a material effect on our results of operations or financial position.

Significant Accounting Policies

      Our significant accounting policies are more fully described in Note 1 to our financial statements. In order to prepare financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts and disclosures in our financial statements. By their nature, these estimates are subject to an inherent degree of uncertainty and actual results could differ from our estimates.

      Our significant accounting policies include:

      Estimated useful lives for depreciation. At December 31, 2001, over 80% of our capitalized investment in property, plant and equipment, or nearly $1.4 billion, is related to productive machinery and equipment used in support of our manufacturing operations. The selection of appropriate useful life estimates for such machinery and equipment is a critical element of our ability to properly match the cost of such assets with the operating profits and cash flow generated by their use. We currently depreciate productive machinery and equipment on the straight-line method using composite useful life estimates up to 15 years. While we believe that the useful life estimates currently being used for depreciation purposes reasonably approximate the period of time we will use such assets in operations, unforeseen changes in product design and technology standards or cost, quality and delivery requirements may result in actual useful lives that differ materially from the current estimates.

      Valuation of indirect inventories. As part of our strategy to control our investment in working capital and manage the risk of excess and obsolete stocks, we generally do not maintain large balances of productive raw materials, work-in-process or finished goods inventories. Instead, we utilize lean manufacturing techniques and coordinate our daily production activities to meet our daily customer delivery requirements. The ability to address plant maintenance issues on a real-time basis is a critical element of our ability to pursue such an operational strategy. Our machinery and equipment may run for long periods of time without disruption and suddenly fail to operate as intended. In addition, certain repair parts required to address such maintenance requirements may be difficult or cost prohibitive to source on a real time basis.

      To facilitate our continuous preventive maintenance strategies and to protect against costly disruptions in operations due to machine downtime, we carry a significant investment in inherently slow-moving machine repair parts and other maintenance materials and supplies. At December 31, 2001, such indirect inventories comprise approximately 25% of our total gross inventories. For inventory valuation purposes, we evaluate our usage of such slow-moving inventory on a quarterly basis by part number and adjust our inventory valuation allowances as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used. While we believe that we have made an appropriate valuation of such inventory for accounting purposes, unforeseen changes in inventory usage requirements, manufacturing processes, maintenance and repair techniques, or inventory control may result in actual usage of such inventories that differ materially from current estimates.

      Accounts receivable allowances. The scope of our relationship with GM is inherently complex and, from time to time, we identify differences in our valuation of receivables due from GM. Differences in the quantity of parts processed as receipts by GM and the quantity of parts shipped by AAM is one major type of such difference. Other differences arise in the application of commercial agreements addressing the valuation of nonroutine pricing adjustments or cost recoveries related to such items as significant variations in production volumes, engineering changes and the impact of foreign exchange and metal market price movements. By their nature, some of the commercial issues require bilateral discussion or negotiation to resolve. It is not unusual for some of these differences to be outstanding for several months before both parties agree on the valuation of an item and settle the receivable.

      From a financial reporting perspective, we track the aging of uncollected billings and adjust our allowances based on our evaluation of the probability of collection. If we are uncertain as to whether we will be successful collecting a balance we determine in accordance with our understanding of a commercial agreement, we generally do not recognize the revenue or cost recovery until such time that the uncertainty is removed. While we believe that we have made an appropriate valuation of our accounts receivable due from GM and other customers for accounting purposes, unforeseen changes in our ability to enforce commercial agreements, collect aged receivables, or maintain effective controls and procedures relating to the proper cut-off of shipping and invoicing activities may result in actual collections that differ materially from current estimates.

Forward-Looking Information

      Certain statements in this MD&A and elsewhere in this Annual Report are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms “will,” “expect,” “anticipate,” “intend,” “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this Annual Report. The statements are based on our current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including, but not limited to, the following:

•	adverse changes in the economic conditions or political stability of our principal markets (particularly North America, Mexico, Europe and South America);

•	reduced demand for our customers’ products (particularly GM’s light trucks and SUVs);

•	reduced purchases of our products by GM and other customers;

•	our ability and our customers’ ability to successfully launch new product programs;

•	our ability to respond to changes in technology or increased competition;

•	supply shortages or price fluctuations in raw materials, utilities or other operating supplies;

•	our customers’ ability to maintain satisfactory labor relations and avoid work stoppages;

•	our ability to attract and retain key associates;

•	our ability to maintain satisfactory labor relations;

•	risks of noncompliance with environmental regulations;

•	liabilities arising from legal proceedings to which we are or may become a party or claims against us or our products;

•	availability of financing for working capital, capital expenditures, R&D, or other general corporate purposes;

•	adverse changes in laws or government regulations affecting our products or our customers’ products (including the Corporate Average Fuel Economy regulations); and

•	other unanticipated events and conditions that hinder our ability to compete.

      It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

      We are responsible for the preparation of the accompanying consolidated financial statements of American Axle & Manufacturing Holdings, Inc. (“AAM”), as well as their integrity and objectivity. The financial statements were prepared in conformity with generally accepted accounting principles and include amounts based on our best estimates and judgments.

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

      The Audit Committee of our Board of Directors is comprised entirely of directors who are not AAM associates and is responsible for assuring that we fulfilled our responsibilities in the preparation of the accompanying financial statements. The Audit Committee meets regularly with our internal auditors, the independent auditors, and AAM management to review their activities and ensure that each is properly discharging its responsibilities and to assess the effectiveness of internal control. The Audit Committee reviews the scope of audits and the accounting principles applied in our financial reporting. The Audit Committee selects the independent auditors annually in advance of the Annual Meeting of Stockholders and submits its selection for ratification at the meeting. Deloitte & Touche LLP has been engaged as independent auditors to audit the accompanying financial statements and to issue their report thereon, which appears on this page.

      To ensure complete independence, our internal auditors and Deloitte & Touche LLP have full and free access to meet with the Audit Committee, without AAM management present, to discuss the results of their audits, the adequacy of internal control, and the quality of our financial reporting.

/s/ Richard E. Dauch	/s/ Robin J. Adams
RICHARD E. DAUCH Co-Founder, Chairman of the Board & Chief Executive Officer January 23, 2002	ROBIN J. ADAMS Executive Vice President — Finance & Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

      To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:

      We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Detroit, Michigan
January 23, 2002

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2001	2000	1999

	(In millions, except per share data)
Net sales	$3,107.2	$3,069.5	$2,953.1
Cost of goods sold	2,697.5	2,643.3	2,564.3

Gross profit	409.7	426.2	388.8
Selling, general and administrative expenses	164.4	162.6	147.6
Goodwill amortization	4.0	4.2	3.4

Operating income	241.3	259.4	237.8
Net interest expense	(59.4)	(58.8)	(54.6)
Other income (expense), net	(1.0)	2.8	0.2

Income before income taxes	180.9	203.4	183.4
Income taxes	66.0	74.2	67.8

Net income	$114.9	$129.2	$115.6

Basic earnings per share	$2.55	$2.79	$2.87

Diluted earnings per share	$2.36	$2.60	$2.34

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2000

	(In millions, except per
	share data)
ASSETS
Current assets:
Cash and equivalents	$12.3	$35.2
Accounts receivable, net of allowance of $12.7 in 2001 and $12.0 in 2000	270.7	247.3
Inventories	158.0	160.4
Prepaid expenses and other	17.3	43.1
Deferred income taxes	19.7	14.6

Total current assets	478.0	500.6
Property, plant and equipment, net	1,448.7	1,200.1
Deferred income taxes	19.4	16.1
Goodwill	150.2	154.3
Other assets and deferred charges	64.6	31.4

Total assets	$2,160.9	$1,902.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$304.0	$341.3
Accrued compensation and benefits	110.6	120.2
Other accrued expenses	62.4	48.8

Total current liabilities	477.0	510.3
Long-term debt	878.2	817.1
Deferred income taxes	36.7	—
Postretirement benefits and other long-term liabilities	234.3	203.1

Total liabilities	1,626.2	1,530.5
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 10.0 million shares authorized; no shares outstanding in 2001 or 2000	—	—
Common stock, par value $0.01 per share; 150.0 million shares authorized; 47.2 million and 46.8 million shares issued in 2001 and 2000, respectively	0.5	0.5
Series common stock, par value $0.01 per share; 40.0 million shares authorized; no shares outstanding in 2001 or 2000	—	—
Paid-in capital	242.2	202.1
Retained earnings	308.2	193.3
Treasury stock at cost; 0.1 million shares in 2001 and 3.1 million shares in 2000	(0.7)	(21.3)
Accumulated other comprehensive loss, net of tax:
Minimum pension liability adjustment	(9.9)	—
Foreign currency translation adjustments	(3.9)	(2.6)
Unrecognized loss on derivatives	(1.7)	—

Total stockholders’ equity	534.7	372.0

Total liabilities and stockholders’ equity	$2,160.9	$1,902.5

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2000	1999

	(In millions)
Operating activities:
Net income	$114.9	$129.2	$115.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	126.6	107.9	89.5
Deferred income taxes	40.2	30.5	9.8
Pensions and other postretirement benefits, net of contributions	11.2	16.7	43.6
Loss on disposal of equipment	5.2	4.8	4.3
Changes in operating assets and liabilities:
Accounts receivable	(25.0)	(59.5)	(46.6)
Inventories	1.2	(28.8)	12.7
Accounts payable and accrued expenses	(44.3)	92.3	73.7
Other assets and liabilities	2.8	(40.9)	7.7

Net cash provided by operating activities	232.8	252.2	310.3

Investing activities:
Purchases of property, plant and equipment	(375.5)	(381.0)	(301.7)
Acquisitions, net of cash acquired	—	—	(239.4)
Proceeds from sale-leaseback of equipment	—	—	187.0

Net cash used in investing activities	(375.5)	(381.0)	(354.1)

Financing activities:
Issuance of 9.75% Senior Subordinated Notes Due 2009	—	—	288.7
Net borrowings (payments) of long-term debt	61.6	45.7	(206.7)
Debt issuance costs	(0.1)	(1.4)	(10.3)
Issuance of common stock, net	57.7	—	107.7
Employee stock option exercises	1.0	1.1	0.1
Purchase of treasury stock	—	(21.3)	—

Net cash provided by financing activities	120.2	24.1	179.5

Effect of exchange rate changes on cash	(0.4)	(0.3)	—

Net increase (decrease) in cash and equivalents	(22.9)	(105.0)	135.7
Cash and equivalents at beginning of year	35.2	140.2	4.5

Cash and equivalents at end of year	$12.3	$35.2	$140.2

      See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Retained		Accumulated
	Common Stock			Earnings		Other
	Shares	Par	Paid-in	(Accumulated	Treasury	Comprehensive	Comprehensive
	Outstanding	Value	Capital	Deficit)	Stock	Loss	Income

	(In millions, except per share data)
Balance at January 1, 1999	32.5	$—	$92.5	$(51.5)	$—	$(0.6)
Net income				115.6			$115.6
Foreign currency translation, net						(0.1)	(0.1)

Comprehensive income							$115.5

Issuance of common stock	7.0	0.4	107.3
Exercise of stock options	6.9	0.1

Balance at December 31, 1999	46.4	0.5	199.8	64.1	—	(0.7)
Net income				129.2			$129.2
Foreign currency translation, net						(1.9)	(1.9)

Comprehensive income							$127.3

Exercise of stock options, including tax benefit	0.4		2.3
Purchase of treasury stock	(3.1)				(21.3)

Balance at December 31, 2000	43.7	$0.5	$202.1	$193.3	$(21.3)	$(2.6)
Net income				114.9			$114.9
Cumulative effect of adopting FASB Statement No. 133, net						(0.8)	(0.8)
Unrecognized loss on derivatives, net						(0.9)	(0.9)
Foreign currency translation, net						(1.3)	(1.3)
Minimum pension liability adjustment, net						(9.9)	(9.9)

Comprehensive income							$102.0

Issuance of common stock	3.0		37.1		20.6
Exercise of stock options, including tax benefit	0.4		3.0

Balance at December 31, 2001	47.1	$0.5	$242.2	$308.2	$(0.7)	$(15.5)

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Summary of Significant Accounting Policies

      Organization. American Axle & Manufacturing Holdings, Inc. (“Holdings”) and its subsidiaries (collectively,“we,” “us”, “AAM” or “the Company”), is a Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, validation and design of driveline systems and related components and modules for light trucks, sport utility vehicles (“SUVs”) and passenger cars. The driveline system includes all the components that transfer power from the transmission and deliver it to the drive wheels. Driveline and related products produced by us include axles, modules, driveshafts, chassis components, driving heads, crankshafts, transmission parts and forged products. In addition to our 14 locations in the United States (in Michigan, New York and Ohio), the Company also has offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.

      Holdings is the survivor of a migratory merger with American Axle & Manufacturing of Michigan, Inc. (“AAMM”) and has no significant assets other than its 100% ownership of American Axle & Manufacturing, Inc. (“AAM Inc.”) and its subsidiaries. Pursuant to this merger, which was effected in January 1999 in connection with our initial public offering, each share of AAMM’s common stock was converted into 3,945 shares of Holdings’ common stock. All share and per share amounts have been adjusted to reflect this conversion. Holdings has no other subsidiaries other than AAM Inc.

      Principles of Consolidation. We include the accounts of Holdings and its subsidiaries in our consolidated financial statements. We eliminate the effects of all intercompany transactions, balances and profits in our consolidation.

      Revenue Recognition. We recognize revenue when products are shipped to our customers and title transfers under standard commercial terms.

      Research and Development Costs. We expense research and development costs (“R&D”) as incurred. R&D costs were $51.7 million, $46.4 million and $39.1 million in 2001, 2000 and 1999, respectively.

      Cash and Equivalents. Cash and equivalents include all of our cash balances and highly liquid investments with a maturity of 90 days or less at time of purchase.

      Customer Tooling. Reimbursable costs we incur for customer tooling are classified as accounts receivable. When we estimate the cost of such customer tooling to exceed customer reimbursement, we record a provision for such loss as a component of our allowance for doubtful accounts.

      Inventories. We state our inventories at the lower of cost or market. The cost of our U.S. inventories is determined principally using the last-in, first-out method (LIFO). The cost of foreign inventories and all of our indirect inventories is determined principally using the first-in, first-out method (FIFO). We classify indirect inventories, which include perishable tooling, repair parts and other materials consumed in the manufacturing process but not incorporated into our finished products, as raw materials. When we determine that our gross inventories exceed usage requirements, or if inventories become obsolete or otherwise not saleable, we record a provision for such loss as a component of our inventory accounts. This policy predominantly affects our accounting for indirect inventories.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories consist of the following:

	2001	2000

	(In millions)
Raw materials and work-in-process	$166.1	$165.5
Finished goods	25.7	31.3

Gross inventories	191.8	196.8
LIFO reserve	(9.3)	(9.1)
Other inventory valuation reserves	(24.5)	(27.3)

Net inventories	$158.0	$160.4

      Property, Plant and Equipment. Property, plant and equipment consists of the following:

			Estimated
	2001	2000	Useful Lives

			(Years)
	(In millions)
Land	$17.3	$15.2	—
Land improvements	11.5	8.7	10-15
Buildings and building improvements	235.8	201.1	15-40
Machinery and equipment	1,372.4	1,101.9	3-15
Construction in progress	282.7	236.9	—

	1,919.7	1,563.8
Accumulated depreciation	(471.0)	(363.7)

Property, plant and equipment, net	$1,448.7	$1,200.1

      We state property, plant and equipment at cost. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in process.

      We record depreciation on the straight-line method over the estimated useful lives of depreciable assets, which averaged approximately 13 years in 2001 and 2000. Depreciation amounted to $118.2 million, $100.6 million and $85.5 million in 2001, 2000 and 1999, respectively.

      Acquisitions. Effective July 1, 2001, we adopted FASB Statement No. 141, “Business Combinations.” FASB Statement No. 141 requires that we use the purchase method of accounting for all future business combinations. FASB Statement No. 141 also requires that we recognize certain intangible assets acquired in business combinations as assets apart from goodwill. Our adoption of FASB Statement No. 141 did not impact our financial position or results of operations in 2001.

      In 1999, we acquired two domestic automotive forging companies, Colfor Manufacturing Inc. (“Colfor”) and MSP Industries Corporation (“MSP”), and a majority interest in a joint venture in Brazil which machines forging and driveline components for automotive OEMs for aggregate cash purchase consideration of approximately $239 million. We accounted for these acquisitions using the purchase method of accounting.

      Goodwill. We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. Through December 31, 2001, we amortized goodwill on the straight-line method over periods up to 40 years. We amortized $4.0 million of goodwill in 2001. Accumulated goodwill amortization was $11.7 million at December 31, 2001 and $7.7 million at December 31, 2000.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Effective January 1, 2002, we will adopt FASB Statement No. 142, “Goodwill and Other Intangible Assets.” Under FASB Statement No. 142, we will no longer amortize goodwill. Instead, we will periodically evaluate goodwill and any other acquired intangible assets for impairment. We are in the process of determining the impact of adopting FASB Statement No. 142 and whether it will have a material effect on our results of operations or financial position.

      Impairment of Long-Lived Assets. We periodically review the realization of our long-lived assets, including goodwill, based on an evaluation of remaining useful lives and the current and expected future profitability and cash flows related to such assets.

      Effective January 1, 2002, we will adopt FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” FASB Statement No. 144 supersedes FASB Statement No. 121 as well as certain provisions of APB 30. The main objective of FASB Statement No. 144 is to further clarify certain provisions of FASB Statement No. 121 relating to impairment of long-lived assets. FASB Statement No. 144 also includes more stringent requirements for classifying assets available for disposal and expands the scope of activities that will require discontinued operations reporting. We are in the process of determining the impact of adopting FASB Statement No. 144 and whether it will have a material effect on our results of operations or financial position.

      Stock-Based Compensation. As allowed under FASB Statement No. 123, “Accounting for Stock-Based Compensation,” we account for employee stock options in accordance with APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. We measure compensation cost as the excess, if any, of the market price of our common stock at the date of grant over the amount our associates must pay to acquire the stock.

      Derivatives. We adopted FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, on January 1, 2001. FASB Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative qualifies under FASB Statement No.133 as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value, and changes in the fair value of derivatives that do not qualify as hedges, are immediately recognized in earnings.

      The cumulative effect of adopting FASB Statement No. 133 was to decrease stockholders’ equity by $0.8 million, net of tax. The effect on net income in 2001 was not significant, primarily because the hedges in place as of January 1, 2001 qualified for hedge accounting treatment and were highly effective.

      Currency Translation. We translate the assets and liabilities of our foreign subsidiaries to U.S. dollars at end-of-period exchange rates. We translate the income statement elements of our foreign subsidiaries to U.S. dollars at average-period exchange rates. We report the effect of translation for our foreign subsidiaries that use the local currency as their functional currency as a separate component of stockholders’ equity. Gains and losses resulting from the remeasurement of assets and liabilities of our foreign subsidiary that uses the U.S. dollar as its functional currency are reported in current period income. We also report any gains and losses arising from transactions denominated in a currency other than our functional currency in current period income.

      Use of Estimates. In order to prepare financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts and disclosures in our financial statements. Actual results could differ from those estimates.

      Reclassifications. We have reclassified certain 1999 and 2000 amounts to conform to the presentation of our 2001 financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Long Term Debt and Lease Obligations

      Long-term debt consists of the following:

	2001	2000

	(In millions)
Bank Credit Facilities:
Revolver	$25.0	$—
Term Loan	373.0	374.0

Total Bank Credit Facilities	398.0	374.0
Receivables Facility	138.0	120.0
9.75% Notes, net of discount	298.3	298.1
Capital lease obligations	10.8	17.4
Other debt agreements	33.1	7.6

Long-term debt	$878.2	$817.1

      Bank Credit Facilities. At December 31, 2001, our Senior Secured Bank Credit Facilities (the “Bank Credit Facilities”) consist of a $378.8 million Revolving Credit Facility (“Revolver”) due October 2004 and a $373.0 million Senior Secured Term Loan Facility (“Term Loan”) due in semi-annual installments of varying amounts through April 2006.

      Borrowings under the Bank Credit Facilities are secured by the capital stock of our significant subsidiaries and all of our assets except for those securing the Receivables Facility and other permitted bank, equipment and lease financings. Borrowings under the Bank Credit Facilities bear interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. At December 31, 2001, $353.8 million was available for future borrowings under the Revolver.

      At December 31, 2001, the weighted average rate of interest on the balances outstanding under the Bank Credit Facilities was 3.9%.

      Receivables Facility. We have established a receivables financing facility (the “Receivables Facility”) through AAM Receivables Corp. (“Receivables Corp.”), a wholly-owned, bankruptcy-remote subsidiary of AAM Inc. Pursuant to the Receivables Facility, AAM Inc. agreed to sell certain trade receivables from time to time to Receivables Corp., which, in turn, transferred all of such receivables to a trust that issued variable funding certificates representing undivided interests in the receivables pool. Under the variable funding certificates, a bank group provided us a revolving financing commitment of up to $153.0 million through October 2003, subject to the terms and conditions of the Receivables Facility. The receivables held by the trust are not available to our general creditors. In accordance with FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” we have accounted for the Receivables Facility as if it were a secured borrowing.

      The Receivables Facility bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. Availability under the Receivables Facility depends on the amount of receivables generated by AAM Inc., the rate of collection on those receivables and certain other characteristics of those receivables that affect their eligibility. At December 31, 2001, $138.0 million was outstanding and an additional $15.0 million was available to us under the Receivables Facility.

      The weighted-average interest rate on our borrowings under the Receivables Facility at December 31, 2001 was 3.4%.

      9.75% Notes. In March 1999, AAM Inc. issued $300 million of 9.75% Senior Subordinated Notes Due 2009 (the “9.75% Notes”). Our net proceeds from the issuance of the 9.75% Notes was

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

approximately $288.7 million after deduction of discounts to the initial purchasers, and other fees and expenses.

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

      Leases. We lease certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $33.9 million and $34.9 million of such gross asset cost is included in property, plant and equipment at December 31, 2001 and 2000, respectively. The weighted-average interest rate on these capital lease obligations at December 31, 2001 was 6.3%.

      We also lease certain facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/or purchase options. Future minimum payments under noncancelable operating leases are as follows: $85.1 million in 2002; $29.5 million in 2003; $26.5 million in 2004; $28.6 million in 2005; $29.4 million in 2006; and $96.7 million thereafter. Our total expense relating to such operating leases was $48.5 million, $45.1 million and $32.6 million in 2001, 2000 and 1999, respectively.

      Other Debt Agreements. We utilize local currency credit facilities to finance the operations of certain foreign subsidiaries. These revolving credit facilities, which are generally secured by the assets of the local subsidiaries, expire at various dates through March 2006. At December 31, 2001, $25.4 million was outstanding and an additional $2.8 million was available to us under these facilities.

      In 2001, we secured the use of uncommitted bank credit lines totaling $40 million. At December 31, 2001, $7 million was outstanding under such Money Market Lines bearing interest at an average rate of 3.3%.

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

      Debt Maturities. Aggregate maturities of long-term debt are as follows (in millions):

2002	$11.8
2003	142.1
2004	58.5
2005	175.0
2006	189.7
Thereafter	301.1

Total	$878.2

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      We have sufficient availability to refinance current maturities of long-term debt through the Bank Credit Facilities, the Receivables Facility and the Money Market Lines and have, therefore, classified such obligations as long-term debt at December 31, 2001.

      Net Interest Expense. The following table summarizes supplemental information regarding net interest expense:

	2001	2000	1999

	(In millions)
Gross interest expense	$73.5	$77.6	$70.2
Capitalized interest	(13.2)	(11.9)	(8.5)
Interest income	(0.9)	(6.9)	(7.1)

Net interest expense	$59.4	$58.8	$54.6

Interest paid	$70.5	$71.6	$55.8

3.     Derivatives and Risk Management

      Derivative Financial Instruments. In the normal course of business, we are exposed to market risk, principally associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments, from time to time, based on management’s judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

      Currency Forward Contracts. Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risks. We had only a nominal amount of currency hedges in effect during 2001 and, at December 31, 2001, we did not have any currency hedges in place.

      Interest Rate Swaps. We are exposed to variable interest rates on the Bank Credit Facilities, the Receivables Facility and a portion of our sale-leaseback financing. At December 31, 2001, we have hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $45.5 million. These interest rate swaps convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%. We have designated the interest rate swaps as effective cash flow hedges of the related debt and lease obligations and, accordingly, we have reflected the net cost of such agreements as an adjustment to interest expense over the lives of the debt and lease agreements.

      Fair Value of Financial Instruments. The carrying value of our cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of our borrowings under the Bank Credit Facilities, the Receivables Facility, the Money Market Lines and other foreign debt approximate their fair value due to the frequent resetting of the interest rates. We have estimated the fair value of the 9.75% Notes at December 31, 2001, using available market information, to be approximately $312.0 million.

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

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      With the exception of sales to General Motors Corporation (“GM”), no single customer accounted for more than 10% of our consolidated net sales in any year presented. Sales to GM were approximately 87%, 85% and 86% of our total net sales in 2001, 2000 and 1999, respectively. Accounts receivable due from GM were approximately $230 million at year-end 2001 and approximately $200 million at year-end 2000.

4.     Employee Benefit Plans

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

      Actuarial valuations of our benefit plans were made as of September 30, 2001 and September 30, 2000. The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to the net benefit plan liability.

	Pension Benefits		Other Benefits

	2001	2000	2001	2000

	(In millions)
Change in benefit obligation:
Benefit obligation at beginning of year	$196.4	$156.8	$115.5	$90.1
Service cost	21.0	20.2	17.5	18.4
Interest cost	16.4	14.0	10.6	8.5
Plan amendments	0.1	17.3	—	—
Actuarial (gain) loss	17.3	(6.6)	27.6	(0.6)
Participant contributions	2.0	1.7	—	—
Adjustment due to measurement date change	—	(1.1)	—	—
Benefit payments	(3.0)	(3.1)	(0.8)	(0.9)
Currency fluctuations	(0.9)	(2.8)	—	—

Net change	52.9	39.6	54.9	25.4

Benefit obligation at end of year	249.3	196.4	170.4	115.5

Change in plan assets:
Fair value of plan assets at beginning of year	200.5	161.8	—	—
Actual return on plan assets	(33.9)	13.5	—	—
Employer contributions	35.5	30.5	0.8	0.9
Participant contributions	1.9	1.6	—	—
Adjustment due to measurement date change	—	(0.8)	—	—
Benefit payments	(3.0)	(3.1)	(0.8)	(0.9)
Currency fluctuations	(1.2)	(3.0)	—	—

Net change	(0.7)	38.7	—	—

Fair value of plan assets at end of year	199.8	200.5	—	—

Funded status — U.S. plans at September 30	(35.0)	—	(170.4)	(115.5)
Funded status — foreign plan at September 30	(14.5)	4.1	—	—
Unrecognized actuarial (gain) loss	23.8	(47.3)	(2.6)	(31.5)
Unrecognized prior service cost	18.7	20.3	—	0.1
Fourth quarter contribution	0.4	0.3	0.2	0.2

Net liability at December 31	$(6.6)	$(22.6)	$(172.8)	$(146.7)

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Amounts recognized in our balance sheet are as follows:

	Pension Benefits		Other Benefits

	2001	2000	2001	2000

	(In millions)
Prepaid benefit cost	$0.8	$—	$—	$—
Accrued benefit liability	(39.8)	(22.8)	(172.8)	(146.7)
Intangible asset	17.7	0.2	—	—
Minimum pension liability adjustment	14.7	—	—	—

Net liability at December 31	$(6.6)	$(22.6)	$(172.8)	$(146.7)

	Pension Benefits			Other Benefits

	2001	2000	1999	2001	2000	1999

	(In millions)
Components of net periodic benefit costs:
Service cost	$21.0	$20.2	$21.7	$17.5	$18.4	$21.7
Interest cost	16.4	14.0	10.9	10.6	8.5	7.2
Expected asset return	(17.7)	(13.8)	(12.4)	N/A	N/A	N/A
Amortized gain	(1.7)	(1.5)	(0.2)	(1.2)	(1.4)	(0.4)
Amortized prior service cost	1.7	1.6	0.5	—	—	—

Net benefit cost	$19.7	$20.5	$20.5	$26.9	$25.5	$28.5

      The principal weighted average assumptions used in the valuation of the U.S. and foreign plans were as follows:

	Pension Benefits						Other Benefits

	2001		2000		1999

	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign	2001	2000	1999

Discount rate	7.50%	6.00%	8.00%	6.00%	7.75%	6.00%	7.50%	8.00%	7.85%
Expected return on plan assets	9.25%	8.00%	9.25%	8.00%	9.25%	8.00%	N/A	N/A	N/A
Rate of compensation increase	4.25%	3.50%	4.25%	4.00%	4.25%	4.00%	4.25%	4.25%	4.25%

      For measurement purposes, an 8.0% annual increase in the per-capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0% for 2008 and remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase in the assumed health care cost trend rate would have increased total service and interest cost in 2001 and the postretirement obligation by $7.0 million and $36.9 million, respectively. A one-percentage-point decrease in the assumed health care cost trend rate would have decreased total service and interest cost in 2001 and the postretirement obligation by $5.2 million and $28.1 million, respectively.

      Severance Obligations. Pursuant to FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits,” and in connection with the consolidation of our operations located in the United Kingdom, we have accrued severance benefits payable to approximately 350 associates in 2001. We expensed a total of $10.0 million for such severance benefits in 2001, of which approximately $9.7 million is unpaid and accrued at December 31, 2001. We expect to fund all severance obligations associated with this plan of consolidation by December 31, 2002. Although we may pursue legal remedies or other indemnities to mitigate the financial impact of these severance obligations, we have accrued our best

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

estimate of the lump-sum benefits that will ultimately be paid to eligible associates upon termination of employment.

      Voluntary Savings Plans. Most of our U.S. associates are eligible to participate in a voluntary savings plan. Our maximum match under these plans is 50% of the first 6% of salaried associate contributions. Matching contributions amounted to $2.0 million, $2.6 million and $1.6 million in 2001, 2000 and 1999, respectively.

      Deferred Compensation Plan. Certain U.S. associates are eligible to participate in a non-qualified deferred compensation plan. We fund a portion of the amounts participants elect to defer in this plan. Our funded portion of the plan amounted to approximately $2.2 million of the $4.8 million liability at December 31, 2001 and approximately $1.4 million of the $2.6 million liability at December 31, 2000.

5.     Stock Options

      At December 31, 2001, we have stock options outstanding under three stock compensation plans approved by our stockholders. Under two of these plans, one of which was amended by our stockholders in 2001, a total of 14.1 million options have been authorized for issuance to our directors, officers and certain other associates in the form of options, stock appreciation rights or other awards that are based on the value of our common stock. The exercise price of the options, rights or other awards issued under these plans will not be less than the fair market value of our common stock on the date of grant. We have granted a total of 8.6 million options under these stock compensation plans at December 31, 2001, which become exercisable based upon duration of employment. The vesting of some of these options can be accelerated subject to the satisfaction of certain performance criteria each year. At December 31, 2001, 0.3 million of these options have been exercised.

      At December 31, 2001, there are also 1.5 million options held by several of our officers that were granted in 1997 as a replacement for an incentive compensation plan established in 1994. These options were immediately vested and are exercisable at a weighted-average exercise price per share of approximately $0.20. A total of 0.3 million options granted under this plan have been exercised prior to December 31, 2001.

      The following table summarizes activity relating to our stock options:

	Number of	Weighted-Average
	Shares	Exercise Price

	(In millions, except per share data)
Outstanding at January 1, 1999	14.3	$1.68
Options granted	0.6	15.38
Options exercised	(6.9)	0.02
Options lapsed or canceled	(0.2)	6.34

Outstanding at December 31, 1999	7.8	$4.07
Options granted	1.5	14.85
Options exercised	(0.4)	2.93
Options lapsed or canceled	(0.1)	7.66

Outstanding at December 31, 2000	8.8	$5.90
Options granted	1.6	8.94
Options exercised	(0.4)	2.42
Options lapsed or canceled	(0.1)	6.09

Outstanding at December 31, 2001	9.9	$6.54

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Options outstanding at December 31, 2001 have a weighted-average remaining contractual life of approximately 8 years. The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2001:

		Weighted	Number of	Weighted
Range of	Outstanding	Average	Stock Options	Average
Exercise Prices	Stock Options	Exercise Price	Exercisable	Exercise Price

	(In millions, except per share data)
$0.01 – $0.25	1.5	$0.20	1.5	$0.20
$4.26	4.8	4.26	3.1	4.26
$8.85	1.5	8.85	—	—
$9.00 – $13.13	0.3	12.39	0.1	12.62
$15.00 – $18.4	0 1.8	15.34	0.8	15.34

	9.9	$6.54	5.5	$4.77

      We account for employee stock options in accordance with APB 25. Had we determined compensation cost based upon the fair value of the options at the grant date consistent with the method specified by FASB Statement No. 123, our net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2001	2000	1999

	(In millions, except per share
	data)
Net income as reported	$114.9	$129.2	$115.6
Pro forma	$109.9	$126.2	$114.5
Basic earnings per share as reported	$2.55	$2.79	$2.87
Pro forma	$2.44	$2.73	$2.84
Diluted earnings per share as reported	$2.36	$2.60	$2.34
Pro forma	$2.28	$2.57	$2.30

      The fair value of each option was estimated on the date of grant using an option-pricing model with the following assumptions:

	2001	2000	1999

Assumptions:
Expected volatility	52.10%	39.70%	38.60%
Risk-free interest rate	4.91%	5.64%	4.74%
Dividend yield	None	None	None
Expected life of option	7 years	7 years	7 years
Weighted average grant-date fair value	$5.29	$7.89	$6.95

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Income Taxes

      The following is a summary of the components of our provision for income taxes:

	2001	2000	1999

	(In millions)
Current:
Federal	$24.9	$29.6	$47.7
Michigan single business tax	4.7	5.5	7.2
Other state and local	(3.8)	(3.2)	(0.5)
Foreign	—	0.7	—

Total current	25.8	32.6	54.4
Deferred:
Federal	38.4	34.5	11.1
Michigan single business tax	(1.3)	1.5	2.9
Other state and local	3.2	1.1	1.8
Foreign	(0.1)	4.5	(2.4)

Total deferred	40.2	41.6	13.4

Total income taxes	$66.0	$74.2	$67.8

      The following is a reconciliation of our provision for income taxes to the expected amounts using statutory rates:

	2001	2000	1999

Federal statutory	35.0%	35.0%	35.0%
Foreign income taxes	4.2	1.2	0.9
State and local	0.5	1.6	4.5
Federal credits and other	(3.2)	(1.3)	(3.4)

Effective income tax rate	36.5%	36.5%	37.0%

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following is a summary of the significant components of our deferred tax assets and liabilities:

	2001	2000

	(In millions)
Current deferred tax assets:
Employee benefits	$12.4	$8.5
Accounts receivable	4.2	1.4
Inventory and other	3.1	4.7

Total current deferred tax assets	$19.7	$14.6

Noncurrent deferred tax assets:
Employee benefits	$62.2	$53.9
NOL carryforwards	20.5	21.2
Tax credit carryforwards	20.0	3.7
Fixed assets	15.3	17.8
Prepaid taxes	11.7	14.2
Goodwill	1.2	1.7
Other	6.3	4.7
Valuation allowance	(31.0)	(28.7)

Noncurrent deferred tax assets, net	106.2	88.5
Noncurrent deferred tax liabilities:
Fixed assets	(123.5)	(72.4)

Net noncurrent deferred tax (liability) asset	$(17.3)	$16.1

      Noncurrent deferred tax assets and liabilities recognized in our balance sheet are as follows:

	2001	2000

	(In millions)
U.S. Federal deferred tax liability, net	$(36.7)	$—
Other foreign deferred tax asset, net	19.4	—
U.S. Federal and foreign deferred tax asset, net	—	16.1

Net noncurrent deferred tax (liability) asset	$(17.3)	$16.1

      The deferred income tax assets and liabilities summarized above reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. At year-end 2001, our net noncurrent foreign deferred tax asset is primarily attributable to $118.7 million of available foreign net operating loss (“NOL”) and capital allowance carryforwards that do not expire. At year-end 2001, our net U.S. Federal deferred tax liability, which is principally attributable to the impact of accelerated tax depreciation, also includes the impact of $13.8 million of U.S. federal R&D tax credit carryforwards that expire between 2018 and 2020.

      Our valuation allowance represents the amount of deferred tax assets that we believe are not likely to be realized. We considered our prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowance.

      Payments for federal, state, local and foreign income taxes were $31.7 million, $43.9 million and $48.8 million in 2001, 2000 and 1999, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Earnings per Share

      The following table sets forth the computation of our basic and diluted earnings per share:

	2001	2000	1999

	(In millions, except per
	share data)
Numerator:
Net income	$114.9	$129.2	$115.6

Denominators:
Basic shares outstanding —
Weighted-average shares outstanding	45.1	46.3	40.3
Effect of dilutive securities:
Dilutive stock options	3.6	3.4	9.2

Diluted shares outstanding —
Adjusted weighted-average shares after assumed conversions	48.7	49.7	49.5

Basic earnings per share	$2.55	$2.79	$2.87

Diluted earnings per share	$2.36	$2.60	$2.34

8.     Commitments and Contingencies

      Obligated purchase commitments for capital expenditures were approximately $95.6 million at December 31, 2001 as compared to $210.2 million at December 31, 2000.

      We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material effect on our consolidated financial condition, operating results or cash flows.

9.     Related Party Transactions

      In connection with a leveraged recapitalization transaction in 1997 through which Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (collectively “Blackstone”) acquired a majority ownership interest, we entered into an agreement, which was amended in 2001, pursuant to which Blackstone provides certain advisory and consulting services to us. We incurred costs of $4.0 million, $4.6 million and $4.0 million for such services provided by Blackstone in 2001, 2000 and 1999, respectively.

      In December 2000, AAM’s Co-Founder, Chairman of the Board & Chief Executive Officer, Richard E. Dauch, agreed to extend his employment relationship with AAM by two years until December 31, 2006. In connection with this extension, we repurchased approximately 3.1 million shares of common stock from Mr. Dauch, at current market prices, at a total cost of approximately $21.3 million. Mr. Dauch used the proceeds from the sale to pay off a personal loan incurred to pay taxes in connection with an earlier investment in AAM.

10.  Segment and Geographic Information

      We operate in one reportable segment: the manufacture, engineering, validation and design of driveline systems and related components and modules for light trucks, SUVs and passenger cars. Financial information relating to our operations by geographic area is presented in the following table. Net

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

sales are attributed to countries based upon location of customer. Long-lived assets exclude deferred income taxes.

	2001	2000	1999

	(In millions)
Net sales:
United States	$2,305.9	$2,291.3	$2,280.9
Canada	376.1	372.6	405.9
Mexico and South America	299.1	266.1	139.8
Europe and Other	126.1	139.5	126.5

Total net sales	$3,107.2	$3,069.5	$2,953.1

Long-lived assets:
United States	$1,308.0	$1,156.5	$947.0
Other	355.5	229.3	170.1

Total long-lived assets	$1,663.5	$1,385.8	$1,117.1

11.  Unaudited Quarterly Financial Data and Market for the Company’s Common Stock

Quarter Ended	March 31	June 30	September 30	December 31	Full Year

	(In millions, except per share data)
2001:
Net Sales	$761.1	$811.0	$743.5	$791.6	$3,107.2
Gross Profit	95.9	114.1	95.7	104.0	409.7
Net income	24.0	34.0	25.5	31.4	114.9
Diluted earnings per share	$0.51	$0.72	$0.51	$0.62	$2.36
Market price(1)
High	$11.55	$17.00	$22.25	$21.79	$22.25
Low	$7.75	$8.85	$10.03	$12.06	$7.75
2000:
Net Sales	$835.9	$819.7	$675.5	$738.4	$3,069.5
Gross Profit	119.7	120.1	89.1	97.3	426.2
Net income	40.1	40.0	24.2	24.9	129.2
Diluted earnings per share(2)	0.80	0.80	0.48	0.51	2.60
Market price(1)
High	$17.00	$16.88	$16.00	$12.56	$17.00
Low	$12.00	$14.19	$10.75	$5.94	$5.94

(1)	Prices are the quarterly high and low closing sales prices for our common stock as reported by the New York Stock Exchange. We had approximately 482 stockholders of record as of February 15, 2002.

(2)	Full year diluted earnings per share will not necessarily agree to the sum of the four quarters because each quarter is a separate calculation.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

SELECTED CONSOLIDATED FINANCIAL & OTHER DATA

SEVEN YEAR FINANCIAL SUMMARY

	Year Ended December 31,

	2001	2000	1999	1998(a)	1997	1996	1995

	(In millions, except per share data)
Statement of income data:
Net sales	$3,107.2	$3,069.5	$2,953.1	$2,040.6	$2,147.5	$2,022.3	$1,968.1
Gross profit	409.7	426.2	388.8	156.4	216.0	172.0	179.5
Selling, general and administrative expenses	164.4	162.6	147.6	106.4	104.0	83.1	70.6
Operating income	241.3	259.4	237.8	49.9	112.0	88.9	108.9
Net interest (expense) income	(59.4)	(58.8)	(54.6)	(44.3)	(1.8)	9.4	9.1
Net income	114.9	129.2	115.6	3.5	55.3	61.7	70.6
Diluted earnings per share	$2.36	$2.60	$2.34	$0.08	$0.43	$0.43	$0.50
Diluted shares outstanding(b)	48.7	49.7	49.5	43.2	126.5	142.5	142.5
Balance sheet data:
Cash and equivalents	$12.3	$35.2	$140.2	$4.5	$17.3	$126.0	$170.3
Total assets	2,160.9	1,902.5	1,673.2	1,223.9	1,016.7	771.2	737.0
Total long-term debt	878.2	817.1	774.9	693.4	507.0	2.4	1.0
Preferred stock	—	—	—	—	—	200.0	200.0
Stockholders’ equity	534.7	372.0	263.7	40.4	37.2	250.2	168.6
Other data:
EBITDA(c)	$367.8	$377.0	$334.6	$119.2	$152.8	$134.7	$144.8
Depreciation and amortization	126.6	107.9	89.5	68.8	50.2	36.1	25.2
Capital expenditures	375.5	381.0	301.7	210.0	282.6	162.3	147.1
Net cash provided by operating activities	232.8	252.2	310.3	81.4	200.8	65.7	196.9
Invested capital(d)	1,400.6	1,153.9	898.4	729.3	526.9	326.6	199.3

(a)	The following table sets forth the estimated adverse impact on our 1998 operating results related to the GM work stoppage which occurred in June and July of 1998 and the temporary reduction of certain payments made by GM to us as part of the commercial arrangements between us.

	As	GM	Temporary	As
	Reported	Work	Payment	Adjusted
	1998	Stoppage	Reductions	1998

Net sales	$2,040.6	$187.6	$51.5	$2,279.7
Gross profit	156.4	71.2	51.5	279.1
Operating income	49.9	71.2	51.5	172.6
EBITDA(c)	119.2	71.2	51.5	241.9

(b)	Pursuant to a migratory merger effected in January 1999 and undertaken in connection with the IPO, each share of American Axle & Manufacturing of Michigan, Inc.’s common stock was converted into 3,945 shares of American Axle & Manufacturing Holdings, Inc. common stock. All share and per share amounts have been adjusted to reflect this conversion.

(c)	EBITDA represents income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by generally accepted accounting principles. Other companies may calculate EBITDA differently.

(d)	Invested capital represents the sum of total debt and stockholders’ equity (including preferred stock) less cash and equivalents.