Form 10-K, Exhibit 13
period 2002-12-31
AMERICAN AXLE & MANUFACTURING HOLDINGS INC
filed 2003-03-21
CIK 1062231

EXHIBIT 13

FINANCIALS

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

      We are a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and modules for light trucks, sport utility vehicles (“SUVs”) and passenger cars. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products.

      We are the principal supplier of driveline components to General Motors Corporation (“GM”) for its rear-wheel drive (“RWD”) light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive/all-wheel drive (“4WD/ AWD”) axle requirements for these vehicle platforms in 2002. As a result of our Component Supply Agreement (“CSA”) and Lifetime Program Contracts with GM (“LPCs”), we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by a LPC. Sales to GM were approximately 86% of our total sales in 2002, 87% in 2001 and 85% in 2000.

      We sell most of our products under long-term contracts with prices established at the time the contracts were entered into. Some of our contracts require us to reduce our prices in subsequent years and all of our contracts allow us to negotiate price increases for engineering changes. Customary price reductions under long-term contracts are a common practice in the automotive industry. We do not believe that price reductions offered to our customers will have a material adverse impact on our future operating results because we intend to offset such price reductions through purchased material cost reductions and other productivity improvements.

      Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We will compete for future GM business upon the termination of the LPCs or the CSA.

      Our largest product program, the GMT-800 program, is expected to phase out in 2007. The GMT-800 program is GM’s full-size pickup and SUV platform. This program represented approximately 57% of our total sales in 2002, 61% in 2001 and 47% in 2000 and is the largest vehicle platform in the world. In 2001, we were awarded the GMT-900 program and all derivatives, which is the successor to the GMT-800 program. The GMT-900 program is expected to run through model year 2014.

      We continue to diversify our customer base. In the second half of 2002, we successfully launched driveline system products for the DaimlerChrysler AG (“DaimlerChrysler”) heavy-duty Dodge Ram 4x4 full-size pickup trucks (“Dodge Ram program”). As a result of this program, we expect our sales to DaimlerChrysler to grow to nearly 10% of our total sales in 2003 as compared to approximately 4% in 2002 and less than 1% in 2001 and all previous years.

      We also supply driveline systems and other related components to PACCAR Inc., The Volvo Group, Ford Motor Company and other original equipment manufacturers (“OEMs”) and Tier I supplier companies such as Delphi Corporation, Dana Corporation, New Venture Gear, Inc. and The Timken Company. Our sales to customers other than GM increased approximately 23% to $498.5 million in 2002 as compared to $404.6 million in 2001 and $475.4 million in 2000. This significant growth in sales to customers other than GM in 2002 was primarily due to our launch of new driveline system products to support the Dodge Ram program partially offset by a reduction in sales to Visteon Corporation.

Industry and Competition

      The worldwide automotive industry is highly competitive. Customers constantly pressure suppliers to optimize and improve technology, quality, product cost, durability, reliability and overall customer service. The driveline systems segment of the industry in which we compete reflects these pressures. A prevailing trend in the industry is that OEMs are shifting research and development (“R&D”), design and validation responsibility to their suppliers. The OEMs have also been reducing the number of their suppliers, preferring stronger relationships with fewer suppliers capable of providing complete systems and modules to their increasingly global operations. As a result, the number of Tier I suppliers is being reduced, and we expect these trends to continue.

      We believe we are well positioned to compete in the worldwide automotive industry as these trends further impact our business. We will continue to leverage our excellence in manufacturing, product engineering and design to further diversify, strengthen and globalize our OEM customer base. We will also continue to invest in the development of new product, process and systems technologies to improve productive efficiency and flexibility in our operations and

      These charts illustrate the significant improvement in our financial performance in 2002. We have benefited from higher production volumes, continued productivity gains and tight cost controls. We also benefited from significant reductions in capital expenditure requirements. Capital spending decreased to $207.7 million in 2002 from $375.5 million in 2001. This reduction is a key component of the improvement in our cash flow. Additionally, we were able to meet high customer demands due to adequate capacity in place from prior years’ investments in property, plant and equipment.

(1)	Net debt is equal to total debt less cash and cash equivalents. Net debt to capital is equal to net debt divided by the sum of stockholders’ equity and net debt.

continue to deliver innovative new products such as chassis modules and integrated driveline systems to our customers.

      Our position as a leader in driveline systems and chassis module vehicle integration continues to strengthen. For example, we have recently designed, developed and installed our I-Ride™ driveline chassis suspension module into a demonstration crossover vehicle that converts a front-wheel-drive vehicle to all-wheel-drive. This is a bolt in system requiring minimal vehicle alteration. This driveline system includes our new power transfer unit (“PTU”), which connects the front-wheel-drive transaxle to the rear driveshaft to deliver power to the independent rear axle contained in the chassis module. This new PTU is an important element of our plan to expand our product offerings in the worldwide passenger car and crossover vehicle markets.

      Other examples of our high value-added technology products that improve the performance and design flexibility of our customers’ products include our integrated oil pan (“IOP”) front axle module with electronic disconnect, the electronic SmartBar™ stabilizer bar-based active roll-control system and our family of TracRite® differentials. In addition, our investment in noise, vibration and harshness (“NVH”) analysis and testing capabilities provides our customers with improved driveline system performance. These innovations and many other product enhancements derived from our commitments to R&D are having a positive impact on our business.

      In 2002, we generated approximately $2.696 billion of our sales, or approximately 78% of our total sales, from new axle and related driveline system components introduced by us since July 1998. This compares to approximately 69% in 2001 and 47% in 2000.

      Over the past three years, our content-per-vehicle has increased to $1,140 in 2002 from $1,115 in 2001 and $979 in 2000 primarily as a result of our 2002 launch of new driveline system products supporting the Dodge Ram program and the industry trend toward higher 4WD/AWD penetration. We benefit from increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV. Our 4WD/AWD penetration has increased over the past three years to 58.5% in 2002 as compared to 54.9% in 2001 and 49.6% in 2000.

Results of Operations

      Summary. In 2002, we significantly improved our financial performance as compared to 2001. This improvement was a result of realizing the benefits of higher production volumes, increased capacity utilization, continued productivity gains and tight cost controls.

      Our operating income improved approximately 29% to $311.2 million in 2002 as compared to $241.3 million in 2001. At the same time, our capital expenditures decreased nearly $170 million in 2002. In addition, as a result of our cash flow gains principally associated with our improved profitability and reduced capital expenditures, we generated an additional $274.0 million in operating cash flow after capital expenditures and purchase buyouts of leased equipment in 2002 as compared to 2001, and reduced our net debt to capital ratio to 50.7% at year-end 2002 from 61.8% at year-end 2001.

      Net sales. Net sales in 2002 were $3.480 billion as compared to $3.107 billion in 2001 and $3.070 billion in 2000. Our increase in 2002 sales of 12% over 2001 compares to an estimated 6% increase in North American (“N.A.”) light vehicle production for the year and a 16% increase in GM light truck production. Sales were positively impacted in 2002 by our launch of new driveline system products supporting the Dodge Ram program, the launch of the all-new HUMMER H2 and the introduction of the longer wheel-base Chevrolet Trailblazer EXT/GMC Envoy XL. Our sales in 2002 also reflected a reduction in sales to Visteon Corporation, the end of our supply contract related to certain products supporting GM’s full-size van platform and the discontinuance of the Pontiac Firebird/Chevrolet Camaro program.

     Our increase in 2001 sales of 1% over 2000 compares to an estimated 10% reduction in N.A. light vehicle production for the year and a 4% decline in GM light truck production.

     Our content-per-vehicle increased to $1,140 in 2002 from $1,115 in 2001 and $979 in 2000. This represents an improvement of approximately 16% since 2000 and was primarily a result of higher 4WD/AWD penetration in the products we ship to GM and our launch of new driveline system products supporting the Dodge Ram program. These gains in content-per-vehicle in 2002 were partly offset by a product mix shift in GM light truck production to more mid-sized SUVs.

     In 2001, sales gains related to our increased content-per-vehicle were partly offset by reductions in shipments to customers other than GM affected by lower demand for passenger cars and commercial vehicles in North America and Europe.

Gross profit. Gross profit was $491.7 million in 2002 as compared to $409.7 million in 2001 and $426.2 million in 2000. Gross margin was 14.1% in 2002 as compared to 13.2% in 2001 and 13.9% in 2000. The increases in gross profit and gross margin in 2002 were primarily due to the impact of higher production volumes, productivity gains and tight cost controls including reductions in purchased material costs. Gross profit and gross margin in 2002 were negatively impacted by $19.2 million of increased depreciation and amortization and $9.4 million of losses related to the retirement of fixed assets.

      On July 14, 2002, a fire occurred at our forge operations in Detroit. At year-end 2002, a substantial portion of our insurance claim related to this fire was settled and we recognized a gain of $10.4 million in other income. While the fire did not affect our ability to meet customer demand, additional costs of $4.9 million were incurred in 2002 to maintain continuity of supply to our customers. These costs were offset by insurance recoveries received in 2002 and had no gross margin impact. The details of the accounting related to the fire are explained more fully in the section entitled “Management’s Discussion and Analysis (“MD&A”) — Impact of Insurance Settlement.”

      The decreases in gross profit and gross margin in 2001 as compared to 2000 were partly due to lost contribution margin resulting from lower production volumes. In addition, depreciation and amortization expense increased $18.7 million in 2001. This increase in depreciation and amortization, which principally reflected the cost of investments we have made to support our long-term production requirements, negatively impacted gross profit and gross margin in 2001.

      Gross profit and gross margin were also negatively impacted in 2001 by an $11.7 million fourth quarter charge related to the consolidation of our operations located in the United Kingdom. This charge included costs to cancel contracts for services no longer needed, a write-off of fixed assets made permanently idle as a result of a facility shutdown and a severance and other obligations accrual payable to approximately 350 associates pursuant to FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits.” Excluding the impact of this $11.7 million charge, gross profit would have been $421.4 million and gross margin would have been 13.6% in 2001.

      At year-end 2002, the consolidation of our operations in the United Kingdom was fully implemented.

           Selling, General and Administrative Expenses (“SG&A”). SG&A (including R&D) amounted to $180.5 million in 2002 as compared to $164.4 million in 2001 and $162.6 million in 2000. SG&A as a percentage of net sales was 5.2% for 2002 and 5.3% for both 2001 and 2000. We have successfully controlled our SG&A as we have increased our revenue and profitability.

      The increase in SG&A for 2002 was primarily due to higher R&D spending, and increased profit sharing accruals which resulted from our increased profitability and the impact of a gain related to a fire at our forge operations in Detroit. The details of the accounting related to the fire are explained more fully in the section entitled “MD&A — Impact of Insurance Settlement.”

      The increase in spending related to SG&A in 2001 as compared to 2000 was primarily due to increased R&D. However, this increase in R&D was partly offset by cost reductions in other areas, including the impact of lower profit-sharing accruals in 2001.

      R&D spending was $54.0 million in 2002 as compared to $51.7 in 2001 and $46.4 million in 2000. Our increased R&D spending is focused on emerging driveline system technology trends in support of our worldwide customers. There are several critical areas of R&D focus that reflect our strong belief in advancing our core technologies to meet the needs of our customers in the future. These include new 4WD/AWD systems incorporating PTUs and advanced driveshafts designed specifically for the rapidly growing crossover vehicle segment; I-Ride™ independent chassis modules as well as the electronic SmartBar™ stabilizer bar-based active roll-control system designed to improve vehicle ride, handling and NVH characteristics; new TracRite® family of advanced, controlled, traction enhancing differentials introduced into production as part of the Dodge Ram program; electronically controlled differentials for full vehicle integration; PowerLite™ axles; and an increased R&D focus on net-shaped forging design and process technology targeted specifically at mass reduction and system efficiency resulting in improved fuel economy. Another area of R&D focus is drivetrain systems for hybrid vehicles. Together with a consortium of companies, including the Ford Motor Company, we developed and installed a drivetrain system in a hybrid electric bus in 2002.

Operating income. Operating income was $311.2 million in 2002 as compared to $241.3 million in 2001 and $259.4 million in 2000. Operating margin was 8.9% in 2002, 7.8% in 2001 and 8.5% in 2000. The increases in operating income and operating margin in 2002 were primarily due to the factors previously discussed relating to the increases in gross profit and gross margin, partly offset by higher SG&A.

     Operating income in 2002 was also favorably impacted by our adoption of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. Under FASB Statement No. 142, we no longer amortize goodwill. Instead, we periodically evaluate goodwill and any other acquired intangible assets for impairment. The impact of no longer amortizing goodwill resulted in a $4.0 million increase in operating income in 2002.

      The decreases in operating income and operating margin in 2001 were primarily due to the factors previously discussed relating to the decreases in gross profit and gross margin and the increase in SG&A.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (“EBITDA”). EBITDA was $470.6 million in 2002 as compared to $367.8 million in 2001 and $377.0 million in 2000. EBITDA margin was 13.5% in 2002, 11.8% in 2001 and 12.3% in 2000. The increases in EBITDA and EBITDA margin in 2002 were primarily due to the factors previously discussed relating to the increases in gross profit and gross margin, partly offset by higher SG&A.

     In 2002, EBITDA and EBITDA margin were also positively impacted by an insurance settlement related to a fire at our forge operations in Detroit. Excluding the impact of this gain, EBITDA and EBITDA margin would have been $462.1 million and 13.3%, respectively. The details of the accounting related to the fire are explained more fully in the section entitled “MD&A — Impact of Insurance Settlement.”

     The decreases in EBITDA and EBITDA margin in 2001 were primarily due to the factors previously discussed relating to the decreases in gross profit and gross margin and the increase in SG&A.

EBITDA

      The following table summarizes the calculation of EBITDA in 2002, 2001 and 2000:

	Year Ended December 31,

	2002	2001	2000

	(In millions)
Net income	$176.1	$114.9	$129.2
Interest expense	51.0	60.3	65.7
Income taxes	97.7	66.0	74.2
Depreciation and amortization	145.8	126.6	107.9

EBITDA(1)	$470.6	$367.8	$377.0

(1)	We believe that EBITDA is a meaningful measure of performance as it is commonly utilized in our industry to analyze operating performance, liquidity and entity valuation. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by accounting principles generally accepted in the United States of America. Other companies may calculate EBITDA differently.

      Net Interest Expense. Net interest expense was $50.6 million in 2002, $59.4 million in 2001 and $58.8 million in 2000. We have reduced our borrowings in 2002 as a result of our increased operating cash flow and lower capital spending. Net interest expense was also favorably impacted by lower average interest rates in effect during 2002. The increase in net interest expense in 2001 was due primarily to a higher average amount of net debt outstanding, partially offset by lower average interest rates in effect during 2001.

      Other Income (Expense). In 2002, we recognized a gain of $10.4 million due to an insurance settlement related to a fire at our forge operations in Detroit. The details of the accounting related to the fire are explained more fully in the section entitled “MD&A — Impact of Insurance Settlement.”

      We also recognized $2.8 million of other income in 2002, $1.0 million of other expense in 2001 and $2.8 million of other income in 2000 related principally to foreign exchange gains and losses.

      Income Tax Expense. Income tax expense was $97.7 million in 2002, $66.0 million in 2001 and $74.2 million in 2000. Our effective tax rate was 35.7% in 2002 and 36.5% in both 2001 and 2000. The decrease in our effective tax rate in 2002 was primarily due to lower effective tax rates in our foreign operations and the elimination of goodwill amortization for book accounting purposes as a result of our adoption of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. These decreases were partially offset by an increase in our state and local taxes and a reduction of the tax benefit related to our domestic exporting activities.

      Net Income and Earnings Per Share. Net income was $176.1 million in 2002 as compared to $114.9 million in 2001 and $129.2 million in 2000. Diluted earnings per share were $3.38 per share in 2002 as compared to $2.36 per share in 2001 and $2.60 per share in 2000.

      In 2002, net income was positively impacted by a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire at our forge operations in Detroit. Excluding the impact of this gain, net income in 2002 would have been $170.6 million. The details of the accounting related to the fire are explained more fully in the section entitled “MD&A — Impact of Insurance Settlement.”

Liquidity and Capital Resources

      Our primary liquidity needs are to fund capital expenditures and debt service and support working capital requirements in our business. We rely principally upon operating cash flow and borrowings under our primary bank credit facilities to meet these needs. We believe that cash flow available from these sources will be sufficient to meet our projected capital expenditures, debt service obligations and working capital requirements in the foreseeable future.

Operating Activities. Net cash provided by operating activities was $384.2 million in 2002 as compared to $232.8 million in 2001 and $252.2 million in 2000. Our improved operating performance in 2002 was a primary reason for the significant increase in our cash flow of $151.4 million in 2002 as compared to 2001. After adjusting our earnings for the non-cash impact of depreciation and amortization, deferred income taxes, pensions and other postretirement benefits, our operations generated $101.9 million of additional operating cash flow in 2002 as compared to 2001.

     An increase in accelerated tax depreciation, in addition to the cash benefit associated with the exercise of stock options and the impact of other tax planning strategies, resulted in $18.5 million of additional operating cash flow in 2002 as compared to 2001. The increase in accelerated tax depreciation is principally related to the significant amount of new machinery and equipment we placed in service in connection with new product programs launched in 2002 and 2001. We expect to continue to generate operating cash flow from increased deferred tax liabilities in the foreseeable future.

      Our deferred tax asset valuation allowances were $41.6 million at year-end 2002, $31.0 million at year-end 2001 and $28.7 million at year-end 2000. The increase in our deferred tax asset valuation allowances over this three year period was principally related to foreign net operating losses and capital allowance carryforwards, including allowances set up in our initial purchase accounting for the acquisition of Albion Automotive (Holdings) Limited (“Albion”) in 1998. Although these carryforwards do not expire, we considered Albion’s prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances.

      With respect to our defined benefit pension plans, we funded $47.1 million of our pension benefit obligations in 2002 as compared to $35.6 million in 2001 and $27.8 million in 2000. This funding compares to our annual pension expense of $25.6 million in 2002, $19.7 million in 2001 and $20.5 million in 2000. We currently expect our pension funding in 2003 to approximate our 2003 pension expense in the range of $30 million to $35 million.

      Changes in our net investment in working capital and other operating assets and liabilities resulted in $55.7 million of additional cash flow in 2002 as compared to an outflow of $28.4 million in 2001. One of the most significant factors supporting this trend was the impact of our final change in payment terms with GM on March 1, 2001. This change in payment terms adversely impacted our operating cash flow in the first quarter of 2001 by approximately $90 million. This final change in payment terms with GM was effective for products shipped to GM beginning on March 1, 2001 and completed a three-year transition from the next-day payment terms in effect prior to March 1, 1999. Similar changes in payment terms with GM adversely impacted operating cash flow in the first quarter of 2000 by approximately $80 million.

      Accounts receivable at year-end 2002 increased $65.0 million to $335.7 million as compared to $270.7 at year-end 2001 and $247.3 at year-end 2000. This increase was primarily due to increased sales in the fourth quarter of 2002 as compared to the fourth quarter of 2001, including the impact of our shipments related to the Dodge Ram program. Sales in the fourth quarter of 2002 increased $119.4 million to $911.0 million as compared to $791.6 million in 2001 and $738.4 million in 2000. The increase in accounts receivable at year-end 2001 as compared to year-end 2000 was also principally related to increased sales activity in the fourth quarter of 2001 as compared to the fourth quarter of 2000. In addition, operating cash flow was favorably impacted in 2001 as compared to 2000 by increased accounts receivable collections related to customer tooling.

      Our accounts receivable allowances were $5.4 million at year-end 2002, $12.7 million at year-end 2001 and $12.0 million at year-end 2000. Our accounts receivable allowances were reduced in 2002 to recognize the settlement of several non-routine pricing adjustments and cost recoveries with our customers during the year that were specifically reserved at year-end 2001.

      Inventories increased at year-end 2002 to support our increased sales activity in the second half of 2002. At year-end 2002, inventories were $174.6 million as compared to $158.0 million at year-end 2001 and $160.4 million at year-end 2000. Our launch of new driveline system products related to the Dodge Ram program required a new working capital investment in direct and indirect inventories in the second half of 2002. Spare parts inventories increased in 2002 as we continue to source our initial stocks of related maintenance material for new machinery and equipment required to support new product programs. Our inventory valuation allowances were $22.2 million at year-end 2002, $24.5 million at year-end 2001 and $27.3 million at year-end 2000. The reduction in our inventory valuation allowances since 2000 was primarily due to the usage and disposal of excess indirect inventory.

      Operating cash flow in 2002 as compared to 2001 also benefited from an increase in accounts payable and accrued expenses. The most significant factor underlying this trend was favorable changes in supplier payment terms. Another factor that favorably impacted our operating cash flow in 2002 was the significant reduction in the rate of our capital spending in the second half of 2001 that continued into 2002. Our accrued expenses at year-end 2002 as compared to year-end 2001 increased primarily due to higher profit sharing accruals.

      Our accruals at year-end 2001 included $9.7 million for the unpaid severance and other benefit obligations related to the consolidation of our operations located in the United Kingdom. At year-end 2002, the consolidation of our operations in the United Kingdom was fully implemented.

      Prepaid expenses and other assets increased $20.0 million at year-end 2002 as compared to year-end 2001 primarily due to the confirmation of state policy to refund certain state tax credits within one year. At year-end 2001, we classified such state tax credits as noncurrent assets because payment was not expected within one year.

      As compared to 2002 and 2001, operating cash flow in 2000 was adversely impacted by increased working capital requirements due to the start-up of production in our new Silao, Mexico (“Guanajuato Gear & Axle”) and Cheektowaga, New York manufacturing facilities. Operating cash flow in 2000 was also negatively impacted by the one-time lump-sum payments we made to associates in connection with several new long-term collective bargaining agreements we negotiated with our unions.

Investing Activities. Capital expenditures were $207.7 million in 2002, $375.5 million in 2001 and $381.0 million in 2000. Although we continue to make strategic investments to support new manufacturing processes, systems and technologies, and improve product designs and achieve operating cost reductions, we have been able to reduce our capital spending because we have substantially completed the process of rebuilding our facilities to support our long-term production requirements. We expect our capital expenditures in 2003 to normalize at a level between $225 million and $250 million.

     Our largest capital projects in 2002, 2001 and 2000 included the construction and subsequent expansion of our Guanajuato Gear & Axle manufacturing facility, which started operations in 2000, including its subsequent expansion to add a forging facility and sequencing center in 2002. Our capital expenditures in this three-year period also included our investment to support several new long-term product programs including GM’s heavy-duty pickup trucks and full-size luxury SUVs (the GMC Yukon Denali and the Cadillac Escalade), GM’s new mid-sized SUVs (GMC Envoy, Chevrolet Trailblazer and the extended versions of each model), the HUMMER H2 and the Dodge Ram program.

      Our largest capital projects in 2003 will include additional expenditures to support the model year 2004 launch of the all-new GM mid-sized pickup trucks (Chevrolet Colorado and GMC Canyon), construction of our new world headquarters in Detroit, Michigan and the expansion of our Technical Center in Rochester Hills, Michigan. In 2003, we will also make our initial investments for equipment to support the launch of an all-new 2005 model year SUV, continue to support new production programs and facility expansion projects at AAM do Brasil and increase capacity and productivity programs in Detroit and Guanajuato Gear & Axle in support of both GM and DaimlerChrysler.

Return on Invested Capital (“ROIC”)

	Year Ended December 31,

	2002	2001	2000

	(In millions)
Net income	$176.1	$114.9	$129.2
After-tax net interest expense	32.5	37.7	37.3

After-tax return	208.6	152.6	166.5
Net debt(1) at year-end	724.7	865.9	781.9
Stockholders’ equity at year-end	703.6	534.7	372.0

Invested capital at year-end	1,428.3	1,400.6	1,153.9
Invested capital at beginning of year	1,400.6	1,153.9	898.4
Average invested capital	1,414.5	1,277.3	1,026.2

ROIC(2)	14.7%	11.9%	16.2%

(1)	Net debt is equal to total debt less cash and cash equivalents.

(2)	We believe that ROIC is a meaningful overall measure of business performance because it reflects our earnings based on our investment level. Other companies may calculate ROIC differently.

      In 2002, our investing activities included $45.2 million of optional purchase buyouts of leased manufacturing equipment. The manufacturing equipment purchased in these transactions was originally financed under sale-leaseback agreements in 1996 and 1997.

      Although we have invested a significant amount of capital to support our long-term production requirements over the past few years, we believe these investments support our goal of improving our long-term financial performance. Our ROIC was 14.7% in 2002, 11.9% in 2001 and 16.2% in 2000. We believe our ROIC performance is at the top end of the range for our industry.

      Our ROIC in 2002 improved as compared to 2001 primarily due to our increased operating profitability and net income. In 2002, ROIC was also positively impacted by a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire at our forge operations in Detroit. Excluding the impact of this gain, ROIC in 2002 would have been 14.4%. The details of the accounting related to the fire are explained more fully in the section entitled “MD&A — Impact of Insurance Settlement.”

      Our ROIC was lower in 2001 as compared to 2000 due to an increase in our working capital requirements primarily attributable to the March 2001 change in GM payment terms, an increase in the fixed capital we had in place in advance of 2002 product program launches and the impact of the estimated 10% reduction in N.A. light vehicle production in 2001 as compared to 2000.

      Financing Activities. Net cash used in financing activities was $133.2 million in 2002 as compared to a net source of cash of $120.2 million in 2001 and a net source of cash of $24.1 million in 2000. Total long-term debt outstanding decreased in 2002 by $144.1 million to $734.1 million at year-end 2002 as compared to $878.2 million at year-end 2001. Improved operating cash flow performance and a lower level of capital spending were the primary reasons for our lower net borrowings at year-end 2002 as compared to year-end 2001.

      Total long-term debt increased $61.1 million to $878.2 million at year-end 2001 as compared to $817.1 million as of year-end 2000, principally as a result of increasing our net borrowings under our primary bank credit facilities to fund capital spending requirements.

      In March 2002, we priced a secondary offering of 8.0 million shares of common stock owned by Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (collectively, “Blackstone”) and 1.5 million shares of common stock owned by Richard E. Dauch, AAM’s Co-Founder, Chairman of the Board & Chief Executive Officer. We did not sell any shares and did not receive any of the proceeds from the sale of shares by the selling stockholders in this offering. Additionally, in August 2001, we raised $57.7 million in a public offering of 7.5 million shares of our common stock through which we issued 3.0 million treasury shares and Blackstone sold 4.5 million shares. We used the proceeds from the sale of our shares in 2001 to repay a portion of our outstanding debt.

      Prior to these offerings, Blackstone’s beneficial ownership of our common stock was approximately 55%. After the offerings, Blackstone’s beneficial ownership of our common stock was approximately 27%.

      Prior to the March 2002 offering, Mr. Dauch’s beneficial ownership of our common stock was approximately 17%. After such offering, Mr. Dauch beneficially owned approximately 14% of our common stock and remains the largest holder of our common stock other than Blackstone.

      Consistent with our Registration Statement disclosures related to these offerings, we have assumed the exercise of deep-in-the-money options to purchase common shares that were granted prior to our initial public offering and that were exercisable at the time of the offerings in the determination of the beneficial ownership percentages for Blackstone and Mr. Dauch disclosed in the preceding paragraphs. Approximately 4.1 million and 4.0 million shares of common stock related to such options were assumed to be outstanding in the beneficial ownership calculations in March 2002 and August 2001, respectively.

      In December 2000, Mr. Dauch agreed to extend his employment relationship with us by two years until December 31, 2006. In connection with this extension, we repurchased approximately 3.1 million shares of common stock from Mr. Dauch, at current market prices, at a total cost of approximately $21.3 million. No compensation expense was recognized in connection with the repurchase as Mr. Dauch held the shares for more than one year. Mr. Dauch used the proceeds from the sale to pay off a personal loan, which was neither extended nor guaranteed by AAM, incurred to pay taxes in connection with an earlier investment in our company. We agreed to repurchase these shares because of the favorable economic impact of this transaction and in consideration of the extension of Mr. Dauch’s employment agreement.

      Debt Capitalization and Availability. Our primary bank credit facilities consist of our Senior Secured Bank Credit Facilities (the “Bank Credit Facilities”), which are described in further detail below, and our receivables financing facility (the “Receivables Facility”), which provides up to $153.0 million of revolving financing commitments through October 2003. Borrowings under the Bank Credit Facilities are secured by the capital stock of our significant subsidiaries and substantially all of our assets except for those securing the Receivables Facility and other permitted bank, equipment and lease financings. Other significant sources of debt capitalization include our 9.75% Senior Subordinated Notes due March 2009 (“9.75% Notes”), capital lease obligations, an uncommitted bank credit line and local currency credit facilities.

      The Bank Credit Facilities, which were last amended in May 2002, consist of the following:

•	Senior Secured Revolving Credit Facility (the “Revolver”) providing for revolving loans and the issuance of letters of credit in an aggregate principal and stated amount not to exceed $378.8 million available through October 2004; and

•	Senior Secured Term Loan Facility (the “Term Loan”) providing for term loans in an aggregate principal amount of $372.0 million. We will make semi-annual principal payments in varying amounts on the Term Loan through April 2006, at which time the remaining balance of $175.0 million will be due.

      With respect to the Bank Credit Facilities, $372.0 million was outstanding under the Term Loan at year-end 2002. In addition, we had additional borrowing capacity of $378.8 million under the Bank Credit Facilities, all of which was available under the Revolver. Additionally at year-end 2002, $123.0 million was available to us under the Receivables Facility.

      Our debt covenants associated with the Bank Credit Facilities include a provision that requires us to accelerate repayment of outstanding borrowings if we generate cash flow in excess of an amount determined by a formula defined in the related credit agreement. Our cash flow performance in 2002 will trigger such a required prepayment of approximately $23.0 million in the first quarter of 2003. Although this prepayment covers our scheduled maturities on the Bank Credit Facilities through year-end 2004, we currently expect our projected cash flow performance in 2003 to result in another required prepayment of outstanding credit facility borrowings in the first quarter of 2004.

      In 2001, we secured the use of an uncommitted bank credit line that currently provides us with $24.0 million of additional borrowing capacity. At year-end 2002, $7.0 million was outstanding under such Money Market Line.

      The weighted average interest rate of our long-term debt outstanding was 5.8%, 7.2% and 8.9% during 2002, 2001 and 2000, respectively.

      Off-Balance Sheet Financing. Our off-balance sheet financing relates principally to operating leases for certain facilities and manufacturing machinery and equipment. These operating leases are fully disclosed in Note 2 to our consolidated financial statements. Pursuant to these operating leases, most of which were initiated prior to year-end 1999, we have the opportunity to purchase underlying machinery and equipment at specified buy-out dates. We exercised our purchase options for $45.2 million of such lease buy-outs in 2002. Remaining lease renewal or repurchase options are approximately $3 million in 2003 and $106 million in 2006.

      Credit Ratings Upgrades. In March 2002, Moody’s Investors Service (“Moody’s”) upgraded their rating on our 9.75% Notes to Ba3 from B1. Moody’s also improved their ratings outlook to positive, from stable, and confirmed their Ba2 rating on our senior secured debt.

      In March 2002, Standard & Poor’s (“S&P”) revised their ratings outlook to positive, from stable, and affirmed their BB corporate credit rating on our senior secured debt.

      In October 2002, S&P raised their corporate credit rating and senior secured debt rating from BB to BB+. S&P also raised their corporate credit rating on our subordinated debt from B+ to BB-.

      In December 2002, Moody’s raised their senior secured debt rating from Ba2 to Ba1. Moody’s also raised their rating on our 9.75% Notes to Ba2 from Ba3.

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

Contractual Obligations(1)

      Following is a table summarizing our payments due on our contractual obligations:

	Long-term
	debt and			Total
	capital lease	Operating	Purchase	contractual
	obligations	leases	commitments	obligations

	(In millions)
2003	$67.0	$34.5	$93.2	$194.7
2004	0.3	26.5	—	26.8
2005	174.1	28.2	—	202.3
2006	191.1	29.0	—	220.1
2007	0.1	28.9	—	29.0
Thereafter	301.5	68.4	—	369.9

	$734.1	$215.5	$93.2	$1,042.8

(1)	This table excludes the options to purchase equipment under operating leases at the end of the contractual lease terms and includes the estimated required prepayment in 2003 under the Bank Credit Facilities.

dollars, we do not currently have significant exposures relating to currency exchange risks. We had only a nominal amount of currency hedges in effect during 2002 and, at year-end 2002, we did not have any currency hedges in place. Future business operations and opportunities, including the expansion of our business outside North America, may expose us to the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. If and when appropriate, we intend to manage these risks by utilizing local currency funding of these expansions and various types of foreign exchange hedging contracts.

      Interest Rate Risk. We are exposed to variable interest rates on our Bank Credit Facilities, the Receivables Facility and a portion of our sale-leaseback financing. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 16.5% of our weighted average interest rate at December 31, 2002) on our long-term debt outstanding at year-end 2002 would be approximately $3.9 million.

      At year-end 2002, we have hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $37.1 million. These interest rate swaps convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%. We have designated the interest rate swaps as effective cash flow hedges of the related debt and lease obligations and, accordingly, we have reflected the net cost of such agreements as an adjustment to interest expense over the lives of the debt and lease agreements.

Impact of Insurance Settlement

      On July 14, 2002, a fire occurred at our forge operations in Detroit. There were no resulting injuries and the fire did not affect our ability to meet customer demand. Our insurance policies provide coverage for damage for property destroyed and incremental costs incurred to maintain continuity of supply.

•	Damage for property destroyed — A portion of the building and several machines were damaged. At year-end 2002, a substantial portion of our insurance claim was settled and we recognized a gain in the fourth quarter of $10.4 million in other income. This gain consists of expected proceeds from the insurance company related to our overall property damage claim of $11.0 million offset by $0.1 million net book value of the damaged building and equipment, and a $0.5 million insurance deductible related to property damage expensed in the third quarter. Additionally, we recognized $1.9 million ($0.9 million in cost of goods sold and $1.0 million in SG&A) of incremental profit sharing expense in 2002 as a result of this gain. The net pre-tax gain at year-end 2002 was $8.5 million and the net after-tax gain amounted to $5.5 million.

•	Incremental costs — While the fire did not affect our ability to meet customer demand, additional costs of $4.9 million were incurred in 2002 to maintain continuity of supply to our customers. These costs were offset by insurance recoveries received in 2002 and had no impact on our results of operations. However, our gross profit was impacted by a $0.5 million insurance deductible related to incremental costs in the third quarter of 2002.

      At December 31, 2002, we had $9.0 million of accounts receivable related to this insurance settlement. Final settlement of this claim is expected to occur in 2003.

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

Effects of Inflation

      Inflation generally affects us by increasing the cost of labor, equipment, utilities and raw materials. Because rates of inflation in countries where we have significant operations have been moderate during the periods presented and because we have mitigated the impact of inflation through productivity gains and tight cost controls, we believe that inflation has not had a significant impact on our operations. In order to protect against the future impact of inflation, we will continue to aggressively pursue productivity improvements in our operations, principally through the increased use of the AAM Manufacturing System, a lean manufacturing system designed to reduce waste. We also plan to continue to emphasize favorable supply agreements in our direct material purchasing function, including joint efforts with key suppliers to identify and share in cost reductions, the use of long-term supply agreements when appropriate and the further development of our e-commerce initiatives.

Litigation and Environmental Regulations

      We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flow.

      GM has agreed to indemnify and hold us harmless from certain environmental issues identified as potential areas of environmental concern at March 1, 1994. GM has also agreed to indemnify us, under certain circumstances, for up to 10 years from such date with respect to certain pre-closing environmental conditions. Based on our assessment of costs associated with our environmental responsibilities, including recurring administrative costs, capital expenditures and other compliance costs, we do not expect such costs to have a material effect on our financial condition, results of operations, cash flow or competitive position in the foreseeable future.

Effect of New Accounting Standards

      We adopted FASB Statement No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. Under the transitional provisions of FASB Statement No. 142, we completed our initial goodwill impairment test in the second quarter of 2002 and a second goodwill impairment test as of

December 31, 2002. No impairment was indicated as a result of either of these goodwill impairment tests.

      Effective January 1, 2002, we adopted FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” FASB Statement No. 144 supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” as well as certain provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The main objective of FASB Statement No. 144 is to further clarify certain provisions of FASB Statement No. 121 relating to the impairment of long-lived assets. FASB Statement No. 144 also includes more stringent requirements for classifying assets available for disposal and expands the scope of activities that will require discontinued operations reporting. The adoption of FASB Statement No. 144 did not have any impact on our results of operations or financial position in 2002.

      In June 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” FASB Statement No. 146 supersedes Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The main objective of FASB Statement No. 146 is to clarify the requirements for recognition of a liability for costs associated with an exit or disposal activity. FASB Statement No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. FASB Statement No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

      In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” The main objective of FASB Statement No. 148 is to provide alternative methods of transition for a voluntary change to fair value-based method of accounting for stock-based employee compensation. FASB Statement No. 148 also amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements with respect to the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We apply the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for stock-based employee compensation and, therefore, FASB Statement No. 148 did not have any impact on our results of operations or financial position in 2002. However, we have modified our consolidated financial statement disclosures as required by this Statement at year-end 2002.

Critical Accounting Policies

      Our critical accounting policies are more fully described in Note 1 to our consolidated financial statements. In order to prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. By their nature, these estimates are subject to an inherent degree of uncertainty and actual results could differ from our estimates.

      Our critical accounting policies include:

      Accounts receivable allowances. The scope of our relationships with certain customers, such as GM and DaimlerChrysler, is inherently complex and, from time to time, we identify differences in our valuation of receivables due from these customers. Differences in the quantity of parts processed as received by customers and the quantity of parts shipped by AAM is one major type of such difference. Other differences arise in the application of commercial agreements addressing the valuation of nonroutine pricing adjustments or cost recoveries related to such items as significant variations in production volumes, engineering changes and the impact of foreign exchange and metal market price movements. By their nature, some of the commercial issues require bilateral discussion or negotiation to resolve. It is not unusual for some of these differences to be outstanding for several months before both parties agree on the valuation of an item and settle the receivable.

      From a financial reporting perspective, we track the aging of uncollected billings and adjust our allowance on a quarterly basis as necessary based on our evaluation of the probability of collection. If we are uncertain as to whether we will be successful collecting a balance we determine in accordance with our understanding of a commercial agreement, we do not recognize the revenue or cost recovery until such time that the uncertainty is removed.

      While we believe that we have made an appropriate valuation of our accounts receivable due from GM, DaimlerChrysler and other customers for accounting purposes, unforeseen changes in our ability to enforce commercial agreements or collect aged receivables may result in actual collections that differ materially from current estimates.

      Valuation of indirect inventories. As part of our strategy to control our investment in working capital and manage the risk of excess and obsolete inventory, we generally do not maintain large balances of productive raw materials, work-in-process or finished goods inventories. Instead, we utilize lean manufacturing techniques and coordinate our daily production activities to meet our daily customer delivery requirements. The ability to address plant maintenance issues on a real-time basis is a critical element of our ability to pursue such an operational strategy. Our machinery and equipment may run for long periods of time without disruption and suddenly fail to operate as intended. In addition, certain repair parts required to address such maintenance requirements may be difficult or cost prohibitive to source on a real-time basis.

      To facilitate our continuous preventive maintenance strategies and to protect against costly disruptions in operations due to machine downtime, we carry a significant investment in inherently slow-moving machine repair parts and other maintenance materials and supplies. At December 31, 2002, such indirect inventories comprise approximately 28% of our total gross inventories. For inventory valuation purposes, we evaluate our usage of such slow-moving inventory on a quarterly basis by part number and adjust our inventory valuation allowances as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used. We have used the same approach in 2002 and 2001 to evaluate the adequacy of our indirect inventory valuation allowances.

      While we believe that we have made an appropriate valuation of such inventory for accounting purposes, unforeseen changes in inventory usage requirements, manufacturing processes, maintenance and repair techniques or inventory control may result in actual usage of such inventories that differ materially from current estimates.

      Estimated useful lives for depreciation. At December 31, 2002, over 80% of our capitalized investment in property, plant and equipment, or approximately $1.7 billion, was related to productive machinery and equipment used in support of our manufacturing operations. The selection of appropriate useful life estimates for such machinery and equipment is a critical element of our ability to properly match the cost of such assets with the operating profits and cash flow generated by their use. We currently depreciate productive machinery and equipment on the straight-line method using composite useful life estimates up to 15 years. While we believe that the useful life estimates currently being used for depreciation purposes reasonably approximate the period of time we will use such assets in operations, unforeseen changes in product design and technology standards or cost, quality and delivery requirements may result in actual useful lives that differ materially from the current estimates.

      Valuation of deferred tax assets. Because we operate in many different geographic locations, including several foreign, state and local tax jurisdictions, the nature of our tax provisions and the evaluation of our ability to use all recognized deferred tax assets are inherently complex. In assessing our ability to realize such deferred tax assets, we review the scheduled reversal of deferred tax liabilities, the projections of taxable income in future periods and the effectiveness of various tax planning strategies in making our assessment. Our consideration of these matters requires significant management judgment in determining our deferred tax asset valuation allowances. While we believe that we have made appropriate valuations of our deferred tax assets, unforeseen changes in tax legislation, regulatory activities, audit results, operating results, financing strategies, organization structure and other related matters may result in material changes in our deferred tax asset valuation allowances.

      Pension and other postretirement benefits. In calculating our liabilities and expenses related to our pension and other postretirement benefits, the key assumptions include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs.

      The discount rate we utilized for determining future pension obligations was based on a review of long-term bonds, including published indices. The discount rate determined on that basis decreased 75 basis points to 6.75% in 2002. The expected long-term rate of return on plan assets was 9.00% in 2002. We developed this rate of return based on our review of the long-term historical rates of return for the asset classes on which our current asset allocation strategy is based. The rates of increase in compensation and healthcare costs are based on current market conditions and historical information.

      All of the above assumptions were developed through consultation with, and input from, our actuaries. While we believe that we have selected reasonable assumptions for the valuation of our pension and other postretirement benefits obligations at year-end 2002, actual trends affecting the underlying assumptions could result in materially different valuations.

Forward-Looking Information

      Certain statements in this MD&A and elsewhere in this Annual Report are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms “will,” “expect,” “anticipate,” “intend,” “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this Annual Report. The statements are based on our current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including, but not limited to:

•	adverse changes in the economic conditions or political stability of our principal markets (particularly North America, Europe and South America);

•	reduced demand for our customers’ products, particularly light trucks and SUVs produced by GM and DaimlerChrysler’s Dodge Ram program;

•	reduced purchases of our products by GM, DaimlerChrysler or other customers;

•	our ability and our customers’ ability to successfully launch new product programs;

•	our ability to respond to changes in technology or increased competition;

•	supply shortages or price fluctuations in raw materials, utilities or other operating supplies;

•	our ability to attract and retain key associates;

•	our ability to maintain satisfactory labor relations and avoid work stoppages;

•	our customers’ ability to maintain satisfactory labor relations and avoid work stoppages;

•	risks of noncompliance with environmental regulations;

•	liabilities arising from legal proceedings to which we are or may become a party or claims against us or our products;

•	availability of financing for working capital, capital expenditures, R&D or other general corporate purposes;

•	adverse changes in laws, government regulations or market conditions affecting our products or our customers’ products (including the Corporate Average Fuel Economy regulations); and

•	other unanticipated events and conditions that hinder our ability to compete.

      It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

      We are responsible for the preparation of the accompanying consolidated financial statements of American Axle & Manufacturing Holdings, Inc. (“AAM”), as well as their integrity and objectivity. These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include our best estimates and judgments.

      We are also responsible for maintaining a comprehensive system of internal controls and establishing and maintaining disclosure controls and procedures. Our system of internal controls is designed to provide reasonable assurance that we can rely upon our accounting systems and the underlying books and records to prepare financial information presented in accordance with accounting principles generally accepted in the United States of America and that our associates follow established policies and procedures. Our disclosure controls and procedures are designed to timely alert our Chief Executive Officer and Chief Financial Officer to material information required to be included in our periodic Exchange Act filings. We continually review our system of internal controls and disclosure controls and procedures for effectiveness. We consider the recommendations of our internal auditors and independent auditors concerning internal controls and disclosure controls and procedures and take the necessary actions that are cost-effective in the circumstances.

      The Audit Committee of our Board of Directors is comprised entirely of independent directors who are not AAM associates and is responsible for assuring that we fulfilled our responsibilities in the preparation of the accompanying consolidated financial statements. The Audit Committee meets regularly with our internal auditors, the independent auditors and AAM management to review their activities and ensure that each is properly discharging its responsibilities and assesses the effectiveness of our internal controls and disclosure controls and procedures. The Audit Committee is responsible for hiring the independent auditors and reviewing the scope of all audits and the accounting principles applied in our financial reporting. Deloitte & Touche LLP has been engaged as independent auditors to audit the accompanying consolidated financial statements and issue their report thereon, which appears on this page.

      To ensure complete independence, our internal auditors and Deloitte & Touche LLP have full and free access to meet with the Audit Committee, without AAM management present, to discuss the results of their audits, the quality of our financial reporting and the adequacy of our internal controls and disclosure controls and procedures.

/s/ RICHARD E. DAUCH	/s/ ROBIN J. ADAMS

RICHARD E. DAUCH Co-Founder, Chairman of the Board & Chief Executive Officer January 22, 2003	ROBIN J. ADAMS Executive Vice President — Finance & Chief Financial Officer (also in the capacity of Chief Accounting Officer) January 22, 2003

INDEPENDENT AUDITORS’ REPORT

      To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:

      We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (“AAM”) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of AAM’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AAM at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, AAM changed its method of accounting for goodwill in 2002.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP Detroit, Michigan January 22, 2003

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2002	2001	2000

	(In millions, except per share data)
Net sales	$3,480.2	$3,107.2	$3,069.5
Cost of goods sold	2,988.5	2,697.5	2,643.3

Gross profit	491.7	409.7	426.2
Selling, general and administrative expenses	180.5	164.4	162.6
Goodwill amortization	—	4.0	4.2

Operating income	311.2	241.3	259.4
Net interest expense	(50.6)	(59.4)	(58.8)
Other income (expense):
Gain on insurance settlement	10.4	—	—
Other, net	2.8	(1.0)	2.8

Income before income taxes	273.8	180.9	203.4
Income taxes	97.7	66.0	74.2

Net income	$176.1	$114.9	$129.2

Basic earnings per share	$3.62	$2.55	$2.79

Diluted earnings per share	$3.38	$2.36	$2.60

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(In millions, except per
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$9.4	$12.3
Accounts receivable, net of allowance of $5.4 million in 2002 and $12.7 million in 2001	335.7	270.7
Inventories, net	174.6	158.0
Prepaid expenses and other	37.3	17.3
Deferred income taxes	9.1	19.7

Total current assets	566.1	478.0
Property, plant and equipment, net	1,553.5	1,448.7
Deferred income taxes	10.9	19.4
Goodwill	150.2	150.2
Other assets and deferred charges	55.0	64.6

Total assets	$2,335.7	$2,160.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$327.5	$304.0
Accrued compensation and benefits	157.2	110.6
Other accrued expenses	50.5	62.4

Total current liabilities	535.2	477.0
Long-term debt	734.1	878.2
Deferred income taxes	52.0	36.7
Postretirement benefits and other long-term liabilities	310.8	234.3

Total liabilities	1,632.1	1,626.2
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 10.0 million shares authorized; no shares outstanding in 2002 or 2001	—	—
Common stock, par value $0.01 per share; 150.0 million shares authorized; 49.8 million and 47.2 million shares issued in 2002 and 2001, respectively	0.5	0.5
Series common stock, par value $0.01 per share; 40.0 million shares authorized; no shares outstanding in 2002 or 2001	—	—
Paid-in capital	279.0	242.2
Retained earnings	484.3	308.2
Treasury stock at cost; 0.1 million shares in 2002 and 2001	(0.7)	(0.7)
Accumulated other comprehensive loss, net of tax:
Minimum pension liability adjustment	(51.2)	(9.9)
Foreign currency translation adjustments	(6.8)	(3.9)
Unrecognized loss on derivatives	(1.5)	(1.7)

Total stockholders’ equity	703.6	534.7

Total liabilities and stockholders’ equity	$2,335.7	$2,160.9

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(In millions)
Operating activities:
Net income	$176.1	$114.9	$129.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	145.8	126.6	107.9
Deferred income taxes	58.7	40.2	30.5
Pensions and other postretirement benefits, net of contributions	14.2	11.2	16.7
Loss on retirement of equipment	9.4	5.2	4.8
Gain on insurance settlement	(10.4)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(53.1)	(25.0)	(59.5)
Inventories	(15.9)	1.2	(28.8)
Accounts payable and accrued expenses	41.3	(44.3)	92.3
Other assets and liabilities	18.1	2.8	(40.9)

Net cash provided by operating activities	384.2	232.8	252.2

Investing activities:
Purchases of property, plant and equipment	(207.7)	(375.5)	(381.0)
Purchase buyouts of leased equipment	(45.2)	—	—

Net cash used in investing activities	(252.9)	(375.5)	(381.0)

Financing activities:
Net (payments) borrowings under revolving credit facilities	(139.6)	55.4	53.3
Proceeds from issuance of long-term debt	2.2	15.0	0.1
Payments of long-term debt and capital lease obligations	(8.2)	(8.8)	(7.7)
Debt issuance costs	—	(0.1)	(1.4)
Issuance of common stock, net	—	57.7	—
Employee stock option exercises	12.4	1.0	1.1
Purchase of treasury stock	—	—	(21.3)

Net cash provided by (used in) financing activities	(133.2)	120.2	24.1

Effect of exchange rate changes on cash	(1.0)	(0.4)	(0.3)

Net decrease in cash and cash equivalents	(2.9)	(22.9)	(105.0)
Cash and cash equivalents at beginning of year	12.3	35.2	140.2

Cash and cash equivalents at end of year	$9.4	$12.3	$35.2

Supplemental cash flow information:
Interest paid	$57.0	$70.5	$71.6
Income taxes paid, net of refunds	$22.3	$20.4	$43.9

      See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock					Accumulated
						Other
	Shares	Par	Paid-in	Retained	Treasury	Comprehensive	Comprehensive
	Outstanding	Value	Capital	Earnings	Stock	Loss	Income

	(In millions)
Balance at January 1, 2000	46.4	$0.5	$199.8	$64.1	$—	$(0.7)
Net income				129.2			$129.2
Foreign currency translation, net						(1.9)	(1.9)

Comprehensive income							$127.3

Exercise of stock options, including tax benefit	0.4		2.3
Purchase of treasury stock	(3.1)				(21.3)

Balance at December 31, 2000	43.7	0.5	202.1	193.3	(21.3)	(2.6)
Net income				114.9			$114.9
Cumulative effect of adopting FASB Statement No. 133, net						(0.8)	(0.8)
Unrecognized loss on derivatives, net						(0.9)	(0.9)
Foreign currency translation, net						(1.3)	(1.3)
Minimum pension liability adjustment, net						(9.9)	(9.9)

Comprehensive income							$102.0

Issuance of common stock	3.0		37.1		20.6
Exercise of stock options, including tax benefit	0.4		3.0

Balance at December 31, 2001	47.1	0.5	242.2	308.2	(0.7)	(15.5)
Net income				176.1			$176.1
Unrecognized gain on derivatives, net						0.2	0.2
Foreign currency translation, net						(2.9)	(2.9)
Minimum pension liability adjustment, net						(41.3)	(41.3)

Comprehensive income							$132.1

Exercise of stock options, including tax benefit	2.6		36.8

Balance at December 31, 2002	49.7	$0.5	$279.0	$484.3	$(0.7)	$(59.5)

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Summary of Significant Accounting Policies

      Organization. American Axle & Manufacturing Holdings, Inc. (“Holdings”) and its subsidiaries (collectively, “we,” “our,” “us” or “AAM”), is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and modules for light trucks, sport utility vehicles (“SUVs”) and passenger cars. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products. In addition to our 14 locations in the United States (“U.S.”) (in Michigan, New York and Ohio), we have offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.

      Principles of Consolidation. We include the accounts of Holdings and its subsidiaries in our consolidated financial statements. We eliminate the effects of all intercompany transactions, balances and profits in our consolidation.

      Revenue Recognition. We recognize revenue when products are shipped to our customers and title transfers under standard commercial terms. If we are uncertain as to whether we will be successful collecting a balance we determine in accordance with our understanding of a commercial agreement, we do not recognize the revenue or cost recovery until such time as the uncertainty is removed.

      Research and Development (“R&D”) Costs. We expense R&D as incurred. R&D spending was $54.0 million, $51.7 million and $46.4 million in 2002, 2001 and 2000, respectively.

      Cash and Cash Equivalents. Cash and cash equivalents include all of our cash balances and highly liquid investments with a maturity of 90 days or less at the time of purchase.

      Customer Tooling. Reimbursable costs incurred for customer tooling are classified as accounts receivable. When we estimate the cost of such customer tooling to exceed customer reimbursement, we record a provision for such loss as a component of our allowance for doubtful accounts.

      Inventories. We state our inventories at the lower of cost or market. The cost of our U.S. inventories is determined principally using the last-in, first-out method (“LIFO”). The cost of our foreign inventories and all of our indirect inventories is determined principally using the first-in, first-out method (“FIFO”). We classify indirect inventories, which include perishable tooling, repair parts and other materials consumed in the manufacturing process but not incorporated into our finished products, as raw materials. When we determine that our gross inventories exceed usage requirements, or if inventories become obsolete or otherwise not saleable, we record a provision for such loss as a component of our inventory accounts. This policy predominantly affects our accounting for indirect inventories.

      Inventories consist of the following:

	2002	2001

	(In millions)
Raw materials and work-in-process	$181.5	$166.1
Finished goods	25.9	25.7

Gross inventories	207.4	191.8
LIFO reserve	(10.6)	(9.3)
Other inventory valuation reserves	(22.2)	(24.5)

Inventories, net	$174.6	$158.0

      Property, Plant and Equipment. Property, plant and equipment consists of the following:

	Estimated
	Useful Lives	2002	2001

	(Years)
		(In millions)
Land	—	$20.7	$20.9
Land improvements	10-15	12.5	11.5
Buildings and building improvements	15-40	266.4	235.8
Machinery and equipment	3-15	1,747.6	1,372.4
Construction in progress	—	92.7	279.1

		2,139.9	1,919.7
Accumulated depreciation		(586.4)	(471.0)

Property, plant and equipment, net		$1,553.5	$1,448.7

      We state property, plant and equipment at cost. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in process. All expenditures for repair and maintenance costs that do not extend the useful life of the related asset are expensed in the period incurred.

      We record depreciation on the straight-line method over the estimated useful lives of depreciable assets, which averaged approximately 13 years in 2002 and 2001. Depreciation amounted to $141.5 million, $118.2 million and $100.6 million in 2002, 2001 and 2000, respectively.

      Goodwill. We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. With the adoption of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, we no longer amortize goodwill. Instead, we test goodwill and any other acquired intangible assets for impairment. Under the transitional provisions of FASB Statement No. 142, we

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

completed our initial goodwill impairment test in the second quarter of 2002. No impairment was indicated as a result of this initial goodwill impairment test. To meet our ongoing annual obligation, we completed an additional impairment test as of December 31, 2002 and again concluded that there was no impairment of our goodwill.

      Prior to January 1, 2002, we amortized goodwill on the straight-line method over periods up to 40 years. We amortized $4.0 million and $4.2 million of goodwill in 2001 and 2000, respectively. Accumulated goodwill amortization was $11.7 million at both December 31, 2002 and 2001. Goodwill is our only significant intangible asset.

      The following sets forth a reconciliation of net income and earnings per share (“EPS”) information for the year ended December 31, 2002 as compared to the years ended December 31, 2001 and 2000 as adjusted for the adoption of FASB Statement No. 142:

	2002	2001	2000

	(In millions, except per share data)
Net income, as reported	$176.1	$114.9	$129.2
Add: Goodwill amortization, net of tax	—	2.5	2.7

Adjusted net income	$176.1	$117.4	$131.9

Basic EPS, as reported	$3.62	$2.55	$2.79

Basic EPS, as adjusted	$3.62	$2.60	$2.85

Diluted EPS, as reported	$3.38	$2.36	$2.60

Diluted EPS, as adjusted	$3.38	$2.41	$2.65

      Impairment of Long-Lived Assets. Effective January 1, 2002, we adopted FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” FASB Statement No. 144 supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” as well as certain provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” The main objective of FASB Statement No. 144 is to further clarify certain provisions of FASB Statement No. 121 relating to the impairment of long-lived assets. FASB Statement No. 144 also includes more stringent requirements for classifying assets available for disposal and expands the scope of activities that will require discontinued operations reporting. The adoption of FASB Statement No. 144 did not have any impact on our results of operations or financial position in 2002.

      Stock-Based Compensation. In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” The main objective of FASB Statement No. 148 is to provide alternative methods of transition for a voluntary change to fair value-based method of accounting for stock-based employee compensation. FASB Statement No. 148 also amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements with respect to the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

      As permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation,” we account for our employee stock options in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Although it is our practice to grant options with no intrinsic value, we measure compensation cost as the excess, if any, of the market price of our common stock at the date of grant over the amount our associates must pay to acquire the stock. Had we determined compensation cost based upon the fair value of the options at the grant date consistent with the alternative fair value method set forth in FASB Statement No. 123, our net income and EPS would have been adjusted to the pro forma amounts indicated as follows:

	2002	2001	2000

	(In millions, except per share data)
Net income, as reported	$176.1	$114.9	$129.2
Deduct: Total employee stock option expense determined under the fair value method, net of related tax effects	(10.5)	(5.0)	(3.0)

Pro forma net income	$165.6	$109.9	$126.2

Basic EPS, as reported	$3.62	$2.55	$2.79

Basic EPS, pro forma	$3.41	$2.44	$2.73

Diluted EPS, as reported	$3.38	$2.36	$2.60

Diluted EPS, pro forma	$3.21	$2.28	$2.57

      We estimated the fair value of our employee stock options on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000

Assumptions:
Expected volatility	53.79%	52.10%	39.70%
Risk-free interest rate	4.60%	4.91%	5.64%
Dividend yield	None	None	None
Expected life of option	7 years	7 years	7 years
Weighted average grant-date fair value	$14.51	$5.29	$7.89

      FASB Statement No. 148 did not have any impact on our results of operations or financial position in 2002.

      Derivatives. We account for derivatives under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. FASB Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative qualifies under FASB Statement No. 133 as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in fair value, and changes in the fair value of derivatives that do not qualify as hedges, are immediately recognized in earnings.

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

      Use of Estimates. In order to prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. Actual results could differ from those estimates.

      Reclassifications. We have reclassified certain 2001 and 2000 amounts to conform to the presentation of our 2002 consolidated financial statements.

      Effect of New Accounting Standards. In June 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” FASB Statement No. 146 supersedes Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” The main objective of FASB Statement No. 146 is to clarify the requirements for recognition of a liability for costs associated with an exit or disposal activity. FASB Statement No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. FASB Statement No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

2. Long-Term Debt and Lease Obligations

      Long-term debt consists of the following:

	2002	2001

	(In millions)
Bank Credit Facilities:
Revolver	$—	$25.0
Term Loan	372.0	373.0

Total Bank Credit Facilities	372.0	398.0
Receivables Facility	30.0	138.0
9.75% Notes, net of discount	298.6	298.3
Capital lease obligations	5.9	10.8
Other debt agreements	27.6	33.1

Long-term debt	$734.1	$878.2

      Bank Credit Facilities. At December 31, 2002, our Senior Secured Bank Credit Facilities (the “Bank Credit Facilities”) consist of a $378.8 million Senior Secured Revolving Credit Facility (the “Revolver”) due October 2004 and a $372.0 million Senior Secured Term Loan Facility (the “Term Loan”) due in semi-annual installments of varying amounts through April 2006, at which time the remaining balance of $175.0 million will be due.

      Borrowings under the Bank Credit Facilities are secured by the capital stock of our significant subsidiaries and substantially all of our assets except for those securing our receivables financing facility (the “Receivables Facility”) and other permitted bank, equipment and lease financings. Borrowings under the Bank Credit Facilities bear interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. At December 31, 2002, $378.8 million was available for future borrowings under the Revolver.

      At December 31, 2002, the weighted average interest rate on the balances outstanding under the Bank Credit Facilities was 3.2%.

      Receivables Facility. We have established the Receivables Facility through AAM Receivables Corp. (“Receivables Corp.”), a wholly-owned, bankruptcy-remote subsidiary of American Axle & Manufacturing, Inc. (“AAM Inc.”). Pursuant to the Receivables Facility, AAM Inc. agreed to sell certain trade receivables from time to time to Receivables Corp., which, in turn, transferred all of such receivables to a trust that issued variable funding certificates representing undivided interests in the receivables pool. Under the variable funding certificates, a bank group provided us a revolving financing commitment of up to $153.0 million through October 2003, subject to the terms and conditions of the Receivables Facility. The receivables held by the trust are not available to our general creditors. In accordance with FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” we have accounted for the Receivables Facility as if it were a secured borrowing.

      The Receivables Facility bears interest at rates based on LIBOR plus an applicable margin. Availability under the Receivables Facility depends on the amount of receivables generated by AAM Inc., the rate of collection on those receivables and certain other characteristics of those receivables that affect their eligibility. At December 31, 2002, $30.0 million was outstanding and an additional $123.0 million was available to us under the Receivables Facility.

      The weighted-average interest rate on our borrowings under the Receivables Facility at December 31, 2002 was 2.7%.

      9.75% Notes. In March 1999, AAM Inc. issued $300.0 million of 9.75% Senior Subordinated Notes Due 2009 (“9.75% Notes”). Our net proceeds from the issuance of the 9.75% Notes were $288.7 million after deduction of discounts to the initial purchasers, and other fees and expenses.

      The 9.75% Notes are unsecured senior subordinated obligations of AAM Inc. and are fully and unconditionally guaranteed by Holdings. Holdings is the survivor of a migratory merger with American Axle & Manufacturing of Michigan, Inc. (“AAMM”) and has no significant assets other than its 100% ownership of AAM Inc. Holdings has no other subsidiaries other than AAM Inc. Holdings is restricted from obtaining

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

funds from AAM Inc. by dividend or loan pursuant to the terms of the indenture relating to the 9.75% Notes.

      Prior to the maturity date of March 1, 2009, we may redeem the 9.75% Notes beginning on March 1, 2004 at stated redemption prices beginning at 104.875% at March 1, 2004 and decreasing to 100% on March 1, 2007 and thereafter.

      Including amortization of the original issue discount, the 9.75% Notes bear interest at 9.875%.

      Leases. We lease certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $37.4 million and $33.9 million of such gross asset cost is included in property, plant and equipment at December 31, 2002 and 2001, respectively. The weighted-average interest rate on these capital lease obligations at December 31, 2002 was 8.8%.

      We also lease certain facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/or purchase options. Future minimum payments under noncancellable operating leases are as follows: $34.5 million in 2003; $26.5 million in 2004; $28.2 million in 2005; $29.0 million in 2006; $28.9 million in 2007 and $68.4 million thereafter. Our total expense relating to such operating leases was $44.3 million, $48.5 million and $45.1 million in 2002, 2001 and 2000, respectively.

      Other Debt Agreements. We utilize local currency credit facilities to finance the operations of certain foreign subsidiaries. These credit facilities, which are generally secured by the assets of the local subsidiaries, expire at various dates through March 2006. At December 31, 2002, $20.2 million was outstanding and an additional $0.3 million was available to us under such credit facilities.

      In 2001, we secured the use of an uncommitted bank credit line that currently provides us with $24.0 million of additional borrowing capacity. At December 31, 2002, $7.0 million was outstanding on such Money Market Line bearing interest at an average rate of 2.9%. At December 31, 2001, $7.0 million was outstanding on this uncommitted bank credit line.

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

      Prepayment Terms. We are also subject to mandatory prepayment terms under the Bank Credit Facilities under certain conditions. Pursuant to such mandatory prepayment terms, a prepayment is triggered if our annual operating cash flows exceed what is required to meet our current debt service and capital expenditure obligations. Based on the applicable covenant formula specified in the Bank Credit Facilities, we will be required to make such a mandatory, forward-order prepayment of $23.0 million prior to March 31, 2003. This mandatory prepayment is included as part of our 2003 debt maturities in the schedule appearing below. This mandatory prepayment satisfies all of our debt service obligations on the Bank Credit Facilities until 2005 unless an additional mandatory prepayment is required based on our 2003 or 2004 operating results.

      Debt Maturities. Aggregate maturities of long-term debt are as follows (in millions):

2003	$67.0
2004	0.3
2005	174.1
2006	191.1
2007	0.1
Thereafter	301.5

Total	$734.1

      We have sufficient availability to refinance all current maturities of long-term debt through the Bank Credit Facilities, the Receivables Facility and the Money Market Line and have, therefore, classified such obligations as long-term debt at December 31, 2002.

      Net Interest Expense. The following table summarizes supplemental information regarding the components of net interest expense as reported in our consolidated statements of income:

	2002	2001	2000

	(In millions)
Gross interest expense	$59.2	$73.5	$77.6
Capitalized interest	(8.2)	(13.2)	(11.9)
Interest income	(0.4)	(0.9)	(6.9)

Net interest expense	$50.6	$59.4	$58.8

3.     Derivatives and Risk Management

      Derivative Financial Instruments. In the normal course of business, we are exposed to market risk principally associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments, from time to time, based on management’s judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

      Currency Forward Contracts. Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risks. We had only a nominal amount of currency hedges in effect during 2002 and during 2001 and, at December 31, 2002 and 2001, we did not have any currency hedges in place.

      Interest Rate Swaps. We are exposed to variable interest rates on the Bank Credit Facilities, the Receivables Facility and a portion of our sale-leaseback financing. At December 31, 2002, we have hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $37.1 million. These interest rate swaps convert variable financing based on 3-month LIBOR rates

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

into fixed U.S. dollar rates varying from 6.88% to 6.96%. We have designated the interest rate swaps as effective cash flow hedges of the related debt and lease obligations and, accordingly, we have reflected the net cost of such agreements as an adjustment to interest expense over the lives of the debt and lease agreements.

      Fair Value of Financial Instruments. The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of our borrowings under the Bank Credit Facilities, the Receivables Facility, the Money Market Line and other foreign debt approximates their fair value due to the frequent resetting of the interest rates. We have estimated the fair value of the 9.75% Notes, using available market information, to be approximately $322.5 million at December 31, 2002, and $312.0 million at December 31, 2001.

      Concentrations of Credit Risk. In the normal course of business, we provide credit to customers in the automotive industry. We periodically evaluate the credit worthiness of our customers and we maintain reserves for potential credit losses, which, when realized, have been within the range of our allowance for doubtful accounts. When appropriate, we also diversify the concentration of invested cash among different financial institutions and we monitor the selection of counter parties to other financial instruments to avoid unnecessary concentrations of credit risk.

      With the exception of sales to General Motors Corporation (“GM”), no single customer accounted for more than 10% of our consolidated net sales in any year presented. Sales to GM were approximately 86%, 87% and 85% of our total net sales in 2002, 2001 and 2000, respectively. Accounts receivable due from GM were $233.1 million at year-end 2002 and $230.8 million at year-end 2001.

4.     Insurance Settlement

      On July 14, 2002, a fire occurred at our forge operations in Detroit. There were no resulting injuries and the fire did not affect our ability to meet customer demand. Our insurance policies provide coverage for damage for property destroyed and incremental costs incurred to maintain continuity of supply.

•	Damage for property destroyed — A portion of the building and several machines were damaged. At year-end 2002, a substantial portion of our insurance claim was settled and we recognized a gain in the fourth quarter of $10.4 million in other income. This gain consists of expected proceeds from the insurance company related to our overall property damage claim of $11.0 million offset by $0.1 million net book value of the damaged building and equipment, and a $0.5 million insurance deductible related to property damage expensed in the third quarter. Additionally, we recognized $1.9 million ($0.9 million in cost of goods sold and $1.0 million in SG&A) of incremental profit sharing expense in 2002 as a result of this gain. The net pre-tax gain at year-end 2002 was $8.5 million and the net after-tax gain amounted to $5.5 million.

•	Incremental costs — While the fire did not affect our ability to meet customer demand, additional costs of $4.9 million were incurred in 2002 to maintain continuity of supply to our customers. These costs were offset by insurance recoveries received in 2002 and had no impact on our results of operations. However, our gross profit was impacted by a $0.5 million insurance deductible related to incremental costs in the third quarter of 2002.

      At December 31, 2002, we had $9.0 million of accounts receivable related to this insurance settlement. Final settlement of this claim is expected to occur in 2003.

5.     Employee Benefit Plans

      Pension and Other Postretirement Benefits. We sponsor various qualified and non-qualified defined benefit pension plans for our eligible associates. We also maintain hourly and salaried benefit plans that provide postretirement medical, dental, vision and life benefits to our eligible retirees and their dependents in the U.S. We provide benefits under collective bargaining agreements to a majority of our hourly associates.

      Actuarial valuations of our benefit plans were made as of September 30, 2002 and 2001. The principal weighted average assumptions used in the valuation of our U.S. and foreign plans were as follows:

	Pension Benefits						Other Benefits

	2002		2001		2000		2002	2001	2000

	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign

Discount rate	6.75%	5.50%	7.50%	6.00%	8.00%	6.00%	6.75%	7.50%	8.00%
Expected return on plan assets	9.00%	8.00%	9.25%	8.00%	9.25%	8.00%	N/A	N/A	N/A
Rate of compensation increase	4.25%	3.50%	4.25%	3.50%	4.25%	4.00%	4.25%	4.25%	4.25%

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to the net benefit plan asset (liability):

	Pension Benefits		Other Benefits

	2002	2001	2002	2001

	(In millions)
Change in benefit obligation:
Benefit obligation at beginning of year	$249.3	$196.4	$170.4	$115.5
Service cost	24.0	21.0	22.5	17.5
Interest cost	19.7	16.4	14.4	10.6
Plan amendments	—	0.1	—	—
Actuarial loss	41.0	17.3	68.4	27.6
Participant contributions	1.8	2.0	—	—
Curtailments	(0.7)	—	—	—
Benefit payments	(5.0)	(3.0)	(1.3)	(0.8)
Currency fluctuations	5.6	(0.9)	—	—

Net change	86.4	52.9	104.0	54.9

Benefit obligation at end of year	335.7	249.3	274.4	170.4

Change in plan assets:
Fair value of plan assets at beginning of year	199.8	200.5	—	—
Actual return on plan assets	(26.3)	(33.9)	—	—
Employer contributions	36.8	35.5	1.3	0.8
Participant contributions	1.8	1.9	—	—
Benefit payments	(5.0)	(3.0)	(1.3)	(0.8)
Currency fluctuations	3.2	(1.2)	—	—

Net change	10.5	(0.7)	—	—

Fair value of plan assets at end of year	210.3	199.8	—	—

Funded status — U.S. plans at September 30	(95.6)	(35.0)	(274.4)	(170.4)
Funded status — foreign plan at September 30	(29.8)	(14.5)	—	—
Unrecognized actuarial (gain) loss	111.9	23.8	64.9	(2.6)
Unrecognized prior service cost	17.2	18.7	—	—
Fourth quarter contribution	10.7	0.4	0.3	0.2

Net asset (liability) at December 31	$14.4	$(6.6)	$(209.2)	$(172.8)

      Amounts recognized in our balance sheets are as follows:

	Pension Benefits		Other Benefits

	2002	2001	2002	2001

	(In millions)
Prepaid benefit cost	$14.1	$0.8	$—	$—
Accrued benefit liability	(96.5)	(39.8)	(209.2)	(172.8)
Intangible asset	16.0	17.7	—	—
Minimum pension liability adjustment	80.8	14.7	—	—

Net asset (liability) at December 31	$14.4	$(6.6)	$(209.2)	$(172.8)

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The components of net periodic benefit costs are as follows:

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

	(In millions)
Service cost	$24.0	$21.0	$20.2	$22.5	$17.5	$18.4
Interest cost	19.7	16.4	14.0	14.4	10.6	8.5
Expected asset return	(20.8)	(17.7)	(13.8)	N/A	N/A	N/A
Amortized loss (gain)	0.1	(1.7)	(1.5)	—	(1.2)	(1.4)
Amortized prior service cost	1.6	1.7	1.6	—	—	—
Other	1.0	—	—	—	—	—

Net benefit cost	$25.6	$19.7	$20.5	$36.9	$26.9	$25.5

      For measurement purposes, a 10.0% annual increase in the per-capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.0% for 2008 and remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase in the assumed health care cost trend rate would have increased total service and interest cost in 2002 and the postretirement obligation by $9.0 million and $59.3 million, respectively. A one-percentage-point decrease in the assumed health care cost trend rate would have decreased total service and interest cost in 2002 and the postretirement obligation by $6.8 million and $45.3 million, respectively.

      Severance Obligations and Other Postemployment Benefits. Pursuant to FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits,” and in connection with the consolidation of our operations located in the United Kingdom, we accrued benefits payable (including loyalty bonuses) to approximately 350 associates in 2001. We expensed a total of $10.0 million for such benefits in 2001, of which approximately $9.7 million was unpaid and accrued at December 31, 2001. At year-end 2002, the consolidation of our United Kingdom operations was fully implemented.

      Voluntary Savings Plans. Most of our U.S. associates are eligible to participate in voluntary savings plans. Our maximum match under these plans is 50% of the first 6% of salaried associate contributions. Matching contributions amounted to $2.3 million, $2.0 million and $2.6 million in 2002, 2001 and 2000, respectively. Under these plans, our common stock became an investment option for our participants during 2002.

      Deferred Compensation Plan. Certain U.S. associates are eligible to participate in a non-qualified deferred compensation plan. We have not funded any portion of the $7.1 million liability at December 31, 2002. At December 31, 2001, our funded portion of the plan amounted to $2.2 million of the $4.8 million liability. We recognized $0.6 million, $0.5 million and $0.1 million of expense related to this deferred compensation plan in 2002, 2001 and 2000, respectively.

6.     Stock Options

      At December 31, 2002, we have stock options outstanding under three stock compensation plans approved by our stockholders. Under two of these plans, one of which was amended by our stockholders in 2001, a total of 14.1 million options have been authorized for issuance to our directors, officers and certain other associates in the form of options, stock appreciation rights or other awards that are based on the value of our common stock. We have granted a total of 10.3 million options under these stock compensation plans through December 31, 2002, which become exercisable based upon duration of employment. The vesting of some of these options were accelerated in each of the years presented due to the satisfaction of certain annual or cumulative performance criteria. At December 31, 2002, 2.4 million of these options have been exercised.

      At December 31, 2002, there are also 1.0 million options held by several of our officers that were granted in 1997 as a replacement for an incentive compensation plan established in 1994. These options were immediately vested and are exercisable at a weighted-average exercise price per share of approximately $0.19. A total of 0.9 million options granted under this plan have been exercised prior to December 31, 2002.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following table summarizes activity relating to our stock options:

	Number of	Weighted-Average
	Shares	Exercise Price

	(In millions, except per share data)
Outstanding at January 1, 2000	7.8	$4.07
Options granted	1.5	14.85
Options exercised	(0.4)	2.93
Options lapsed or canceled	(0.1)	7.66

Outstanding at December 31, 2000	8.8	$5.90
Options granted	1.6	8.94
Options exercised	(0.4)	2.42
Options lapsed or canceled	(0.1)	6.09

Outstanding at December 31, 2001	9.9	$6.54
Options granted	1.8	24.25
Options exercised	(2.7)	4.61
Options lapsed or canceled	(0.1)	12.57

Outstanding at December 31, 2002	8.9	$10.61

      Options outstanding at December 31, 2002 have a weighted-average remaining contractual life of approximately 8 years. The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2002:

		Weighted	Number of	Weighted
Range of	Outstanding	Average	Stock Options	Average
Exercise Prices	Stock Options	Exercise Price	Exercisable	Exercise Price

	(In millions, except per share data)
$0.01 – $0.25	1.0	$0.19	1.0	$0.19
$4.26	3.0	4.26	3.0	4.26
$8.85	1.4	8.85	0.4	8.85
$9.00 – $13.13	0.2	12.30	0.1	12.36
$15.00 – $18.40	1.5	15.34	1.1	15.35
$24.15 – $34.88	1.8	24.25	—	—

	8.9	$10.61	5.6	$6.31

7.     Income Taxes

      Income before income taxes for U.S. and non-U.S. operations was as follows:

	2002	2001	2000

	(In millions)
U.S. income	$263.1	$161.5	$193.5
Non-U.S. income	10.7	19.4	9.9

Total income before income taxes	$273.8	$180.9	$203.4

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following is a summary of the components of our provisions for income taxes:

	2002	2001	2000

	(In millions)
Current:
Federal	$31.4	$7.3	$29.6
Michigan single business tax	4.2	4.7	5.5
Other state and local	0.7	(3.8)	(3.2)
Foreign	2.7	17.6	0.7

Total current	39.0	25.8	32.6

Deferred:
Federal	45.5	38.4	34.5
Michigan single business tax	0.2	(1.3)	1.5
Other state and local	3.9	3.2	1.1
Foreign	9.1	(0.1)	4.5

Total deferred	58.7	40.2	41.6

Total income taxes	$97.7	$66.0	$74.2

      The following is a reconciliation of our provision for income taxes to the expected amounts using statutory rates:

	2002	2001	2000

Federal statutory	35.0%	35.0%	35.0%
Foreign income taxes	3.0	4.2	1.2
State and local	2.0	0.5	1.6
Federal tax credits	(2.0)	(1.2)	(2.2)
Other	(2.3)	(2.0)	0.9

Effective income tax rate	35.7%	36.5%	36.5%

      The following is a summary of the significant components of our deferred tax assets and liabilities:

	2002	2001

	(In millions)
Current deferred tax assets:
Employee benefits	$9.0	$12.4
Accounts receivable	1.1	4.2
Inventory and other	—	3.1

Total current deferred tax assets	10.1	19.7
Current deferred tax liabilities:
Inventory and other	1.0	—

Current deferred tax asset, net	$9.1	$19.7

Noncurrent deferred tax assets:
Employee benefits	$96.8	$62.2
NOL carryforwards	20.4	20.5
Tax credit carryforwards	14.4	20.0
Fixed assets	15.0	15.3
Prepaid taxes	20.3	11.7
Goodwill	3.1	1.2
Other	4.9	6.3
Valuation allowance	(41.6)	(31.0)

Noncurrent deferred tax assets, net	133.3	106.2
Noncurrent deferred tax liabilities:
Fixed assets	(174.4)	(123.5)

Noncurrent deferred tax liability, net	$(41.1)	$(17.3)

      Noncurrent deferred tax assets and liabilities recognized in our balance sheets are as follows:

	2002	2001

	(In millions)
U.S. Federal deferred tax liability, net	$(52.0)	$(36.7)
Other foreign deferred tax asset, net	10.9	19.4

Noncurrent deferred tax liability, net	$(41.1)	$(17.3)

      The deferred income tax assets and liabilities summarized in the preceding tables reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. At year-end 2002, our net noncurrent foreign deferred tax asset was primarily attributable to timing differences related to our minimum pension liability for our foreign operations. At year-end 2001, our net noncurrent foreign deferred tax asset was primarily attributable to foreign net operating losses (“NOLs”) and capital allowance carryforwards that do not expire. Also at year-end 2002 and 2001, our net noncurrent U.S. Federal deferred tax liability was principally attributable to the impact of accelerated tax depreciation. The impact of this accelerated tax depreciation was partially offset in both 2002 and 2001 by timing differences related to postretirement benefits, the impact of U.S. Federal R&D tax credit carryforwards that expire between 2018 and 2022, and alternative minimum tax credit carryforwards that do not expire.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Our deferred tax asset valuation allowances at December 31, 2002 and 2001 were principally related to foreign NOLs and capital allowance carryforwards, including allowances set up in our initial purchase accounting for the acquisition of Albion Automotive (Holdings) Limited (“Albion”) in 1998. Although these carryforwards do not expire, we considered Albion’s prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances. As a result of our consideration of these factors, we do not believe that we will realize the value of these deferred tax assets.

      Payments for federal, state, local and foreign income taxes were $31.5 million, $31.7 million and $43.9 million in 2002, 2001 and 2000, respectively.

8.     Earnings per Share

      The following table sets forth the computation of our basic and diluted EPS:

	2002	2001	2000

	(In millions except per
	share data)
Numerator:
Net income	$176.1	$114.9	$129.2

Denominators:
Basic shares outstanding —
Weighted-average shares outstanding	48.6	45.1	46.3
Effect of dilutive securities:
Dilutive stock options	3.5	3.6	3.4

Diluted shares outstanding —
Adjusted weighted-average shares after assumed conversions	52.1	48.7	49.7

Basic EPS	$3.62	$2.55	$2.79

Diluted EPS	$3.38	$2.36	$2.60

      Certain exercisable stock options were excluded in the computations of diluted EPS because these options were greater than the average annual market prices. The number of stock options outstanding which were not included in the calculation of diluted EPS were less than 0.1 million at year-end 2002, 1.7 million at year-end 2001 and 1.8 million at year-end 2000. The ranges of exercise prices related to the excluded exercisable stock options were $27.00 — $34.88 at year-end 2002 and $15.00 — $15.56 at both year-end 2001 and 2000.

9.     Commitments and Contingencies

      Obligated purchase commitments for capital expenditures were approximately $93.2 million at December 31, 2002 and $95.6 million at December 31, 2001.

      We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material effect on our consolidated financial condition, operating results or cash flows.

10.     Related Party Transactions

      In connection with a leveraged recapitalization transaction in 1997 through which Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (collectively, “Blackstone”) acquired a majority ownership interest, we entered into an agreement, which was amended in 2001, pursuant to which Blackstone provides certain advisory and consulting services to us. We incurred costs of $2.0 million, $4.0 million and $4.6 million for such services provided by Blackstone in 2002, 2001 and 2000, respectively.

      In March 2002, we priced a secondary offering of 8.0 million shares of common stock owned by Blackstone and 1.5 million shares of common stock owned by Richard E. Dauch, AAM’s Co-Founder, Chairman of the Board & Chief Executive Officer. We did not sell any shares and did not receive any of the proceeds from the sale of shares by the selling stockholders in this offering. Additionally, in August 2001, we raised $57.7 million in a public offering of 7.5 million shares of our common stock through which we issued 3.0 million treasury shares and Blackstone sold 4.5 million shares. We used the proceeds from the sale of our shares in 2001 to repay a portion of our outstanding debt.

      Prior to these offerings, Blackstone’s beneficial ownership of our common stock was approximately 55%. After the offerings, Blackstone’s beneficial ownership of our common stock was approximately 27%.

      Prior to the March 2002 offering, Mr. Dauch’s beneficial ownership of our common stock was approximately 17%. After such offering, Mr. Dauch beneficially owned approximately 14% of our common stock and remains the largest holder of our common stock other than Blackstone.

      Consistent with our Registration Statement disclosures related to these offerings, we have assumed the exercise of deep-in-the-money options to purchase common shares that were granted prior to our initial public offering and that were exercisable at the time of the offerings in the determination of the beneficial ownership percentages for Blackstone and Mr. Dauch disclosed in the preceding paragraphs. Approximately 4.1 million and 4.0 million shares of common stock related to such options were assumed to be outstanding in the beneficial ownership calculations in March 2002 and August 2001, respectively.

      In December 2000, Mr. Dauch agreed to extend his employment relationship with us by two years until December 31, 2006. In connection with this extension, we repurchased approximately 3.1 million shares of common stock from Mr. Dauch, at current market prices, at a total cost of approximately $21.3 million. No compensation expense was recognized in connection with the repurchase as Mr. Dauch held the shares for more than one year. Mr. Dauch used the proceeds from the sale to pay off a personal loan, which was neither extended nor guaranteed by AAM, incurred to pay taxes in connection with an earlier investment in our company. We agreed to repurchase these shares because of the favorable economic impact of this transaction and in consideration of the extension of Mr. Dauch’s employment agreement.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.     Segment and Geographic Information

      We operate in one reportable segment: the manufacture, engineering, design and validation of driveline systems and related powertrain components and modules for light trucks, SUVs and passenger cars. Financial information relating to our operations by geographic area is presented in the following table. Net sales are attributed to countries based upon location of customer. Long-lived assets exclude deferred income taxes.

	2002	2001	2000

	(In millions)
Net sales:
United States	$2,524.9	$2,305.9	$2,291.3
Canada	402.7	376.1	372.6
Mexico and South America	432.1	299.1	266.1
Europe and Other	120.5	126.1	139.5

Total net sales	$3,480.2	$3,107.2	$3,069.5

Long-lived assets:
United States	$1,378.4	$1,308.0	$1,156.5
Other	380.3	355.5	229.3

Total long-lived assets	$1,758.7	$1,663.5	$1,385.8

12.     Unaudited Quarterly Financial and Market Data

Quarter Ended	March 31	June 30	September 30	December 31		Full Year

	(In millions, except per share data)
2002:
Net sales	$859.2	$881.3	$828.7	$911.0		$3,480.2
Gross profit	118.7	131.5	112.3	129.2		491.7
Net income	38.8	48.6	36.5	52.2	(1)	176.1
Basic EPS	$0.82	$1.01	$0.74	$1.05		$3.62
Diluted EPS(2)	$0.75	$0.92	$0.70	$0.99		$3.38
Market price(3)
High	$30.05	$36.19	$31.00	$24.86		$36.19
Low	$20.26	$25.95	$21.00	$20.45		$20.26
2001:
Net sales	$761.1	$811.0	$743.5	$791.6		$3,107.2
Gross profit	95.9	114.1	95.7	104.0		409.7
Net income	24.0	34.0	25.5	31.4		114.9
Basic EPS	$0.55	$0.77	$0.56	$0.67		$2.55
Diluted EPS(2)	$0.51	$0.72	$0.51	$0.62		$2.36
Market price(3)
High	$11.55	$17.00	$22.25	$21.79		$22.25
Low	$7.75	$8.85	$10.03	$12.06		$7.75

(1)	The fourth quarter of 2002 includes a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire at our forge operations in Detroit. See Note 4 for further discussion.

(2)	Full year diluted EPS will not necessarily agree to the sum of the four quarters because each quarter is a separate calculation.

(3)	Prices are the quarterly high and low closing sales prices for our common stock as reported by the New York Stock Exchange. We had approximately 466 stockholders of record as of February 20, 2003.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

EIGHT YEAR FINANCIAL SUMMARY

	Year Ended December 31,

	2002	2001	2000	1999	1998		1997	1996	1995

	(In millions, except per share data)
Statement of income data:
Net sales	$3,480.2	$3,107.2	$3,069.5	$2,953.1	$2,040.6	(b)	$2,147.5	$2,022.3	$1,968.1
Gross profit	491.7	409.7	426.2	388.8	156.4	(b)	216.0	172.0	179.5
Selling, general and administrative expenses	180.5	164.4	162.6	147.6	106.4		104.0	83.1	70.6
Operating income	311.2	241.3	259.4	237.8	49.9	(b)	112.0	88.9	108.9
Net interest (expense) income	(50.6)	(59.4)	(58.8)	(54.6)	(44.3)		(1.8)	9.4	9.1
Net income	176.1 (a)	114.9	129.2	115.6	3.5		55.3	61.7	70.6
Diluted earnings per share	$3.38	$2.36	$2.60	$2.34	$0.08		$0.43	$0.43	$0.50
Diluted shares outstanding(c)	52.1	48.7	49.7	49.5	43.2		126.5	142.5	142.5
Balance sheet data:
Cash and cash equivalents	$9.4	$12.3	$35.2	$140.2	$4.5		$17.3	$126.0	$170.3
Total assets	2,335.7	2,160.9	1,902.5	1,673.2	1,223.9		1,016.7	771.2	737.0
Total long-term debt	734.1	878.2	817.1	774.9	693.4		507.0	2.4	1.0
Preferred stock	—	—	—	—	—		—	200.0	200.0
Stockholders’ equity	703.6	534.7	372.0	263.7	40.4		37.2	250.2	168.6
Statement of cash flow data:
Cash provided by operating activities	$384.2	$232.8	$252.2	$310.3	$81.4		$200.8	$65.7	$196.9
Cash used in investing activities	(252.9)	(375.5)	(381.0)	(354.1)	(251.5)		(282.6)	(131.2)	(147.1)
Cash provided by (used in) financing activities	(133.2)	120.2	24.1	179.5	157.3		(26.9)	21.2	(0.3)
Other data:
EBITDA(d)	$470.6	$367.8	$377.0	$334.6	$119.2		$152.8	$134.7	$144.8
Depreciation and amortization	145.8	126.6	107.9	89.5	68.8		50.2	36.1	25.2
Capital expenditures	207.7	375.5	381.0	301.7	210.0		282.6	162.3	147.1
(Proceeds from) buyouts of sale-leasebacks	45.2	—	—	(187.0)	—		—	(31.1)	—
Invested capital(e)	1,428.3	1,400.6	1,153.9	898.4	729.3		526.9	326.6	199.3

(a)	Excluding a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire at our forge operations in Detroit, net income would have been $170.6 million. See Note 4 for further discussion.

(b)	Excluding the GM work stoppage which occurred in June and July of 1998 and the temporary reduction of certain payments made by GM to us as part of the commercial arrangements between us, net sales would have been $2,279.7 million, gross profit would have been $279.1 million and operating income would have been $172.6 million.

(c)	Pursuant to a migratory merger effected in January 1999 and undertaken in connection with the IPO, each share of American Axle & Manufacturing of Michigan, Inc.’s common stock was converted into 3,945 shares of American Axle & Manufacturing Holdings, Inc. common stock. All share and per share amounts have been adjusted to reflect this conversion.

(d)	We believe that EBITDA is a meaningful measure of performance as it is commonly utilized in our industry to analyze operating performance, liquidity and entity valuation. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by accounting principles generally accepted in the United States of America. Other companies may calculate EBITDA differently.

	2002	2001	2000	1999	1998	1997	1996	1995

Net income	$176.1	$114.9	$129.2	$115.6	$3.5	$55.3	$61.7	$70.6
Interest expense	51.0	60.3	65.7	61.7	44.8	8.4	0.3	1.6
Income taxes	97.7	66.0	74.2	67.8	2.1	38.9	36.6	47.4
Depreciation and amortization	145.8	126.6	107.9	89.5	68.8	50.2	36.1	25.2

EBITDA	$470.6	$367.8	$377.0	$334.6	$119.2	$152.8	$134.7	$144.8

(e)	Invested capital represents the sum of total debt and stockholders’ equity (including preferred stock) less cash and cash equivalents.