Form 10-K, Exhibit 13
period 2003-12-31
AMERICAN AXLE & MANUFACTURING HOLDINGS INC
filed 2004-03-15
CIK 1062231

EXHIBIT 13

FINANCIALS

Management’s Discussion and Analysis

OVERVIEW

     American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, sport utility vehicles (SUVs) and passenger cars. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, chassis modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products.

     We are the principal supplier of driveline components to General Motors Corporation (GM) for its rear-wheel drive light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive/all-wheel drive (4WD/AWD) axle requirements for these vehicle platforms in 2003. We are also the principal supplier of driveline system products for the Chrysler Group’s heavy-duty Dodge Ram full-size pickup trucks (Dodge Ram program). Sales to GM were approximately 82% of our total net sales in 2003, 86% in 2002 and 87% in 2001 while sales to DaimlerChrysler Corporation (DaimlerChrysler) were 9% of our total net sales in 2003, 4% in 2002, and less than 1% in 2001 and all previous years.

     As a result of our Component Supply Agreement (CSA) and Lifetime Program Contracts with GM (LPCs), we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by a LPC. Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We will compete for future GM business upon the termination of the LPCs or the CSA.

     We sell most of our products under long-term contracts with prices scheduled at the time the contracts are established. Some of our contracts require us to reduce our prices in subsequent years and most of our contracts allow us to adjust prices for engineering changes. Price reductions under long-term contracts are a common practice in the automotive industry. We do not believe that price reductions offered to our customers will have a material adverse impact on our future operating results because we intend to offset such price reductions through purchased material cost reductions and other productivity improvements.

     We continue to diversify our customer base. In addition to GM and DaimlerChrysler, we supply driveline systems and other related components to PACCAR Inc., Volvo Group, Ford Motor Company and other original equipment manufacturers (OEMs) and Tier I supplier companies such as Delphi Corporation, New Venture Gear, Inc. and The Timken Company. Our sales to customers other than GM increased 35% in 2003 to $674.0 million as compared to $498.5 million in 2002 and $404.6 million in 2001.

INDUSTRY AND COMPETITION

     The global automotive industry is highly competitive. Customers constantly pressure suppliers to improve technology, quality, product cost, durability, reliability and overall customer service. A prevailing trend in the industry is that OEMs are shifting research and development (R&D) as well as product design and validation

A M E R I C A N   A X L E   &   M A N U F A C T U R I N G   H O L D I N G S ,   I N C .

responsibility to their suppliers. The OEMs have also reduced the number of their suppliers, preferring stronger relationships with fewer suppliers capable of providing complete systems and modules to their increasingly global operations. The driveline systems segment of the industry in which we compete reflects these pressures, and we expect these trends to continue.

     We believe we are well positioned to compete in the global automotive industry due to our commitment to and investment in the development of new product, process and systems technologies. This commitment and investment enables us to improve productive efficiency and flexibility in our operations, and we continue to deliver innovative new products such as chassis modules and integrated driveline systems to our customers.

     Our investments in R&D have resulted in continued growth of sales from new axle and related driveline system components. Sales of new axle and driveline system components introduced by us to the market since July 1998 represented 81% of our total net sales in 2003 as compared to 78% in 2002 and 69% in 2001. Additionally, we have benefited from greater content-per-vehicle and an industry trend towards higher 4WD/AWD penetration. We benefit from the trend of increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV.

     We believe these factors coupled with our experienced leadership team will enable us to continue our profitable growth in the future.

RESULTS OF OPERATIONS

     Our strong operating performance in 2003 allowed us to achieve the highest levels of performance in our company’s history (1994-2003) in the following areas:

•	Sales of $3.7 billion

•	Operating income of $346.3 million

•	Net income of $197.1 million (5.4% of sales)

•	Cash flow from operations of $496.9 million

•	Earnings per share of $3.70

     Summary We have significantly improved our financial performance since 2001. This improvement was primarily a result of realizing the benefits of higher production volumes, increased capacity utilization, continued productivity gains and tight cost controls.

     Over the past three years, our sales increased 19% to $3,682.7 million in 2003 while our operating income improved 44% to $346.3 million in 2003. Additionally, we realized significant cash flow gains principally associated with our improved profitability and reduced our total debt by nearly 50% since 2001.

     Net Sales Net sales in 2003 were $3,682.7 million as compared to $3,480.2 million in 2002 and $3,107.2 million in 2001. Our increase in 2003 net sales of 6% over 2002 was achieved despite a decrease of 3% in North American (N.A.) light vehicle production for the year and compares to a 3% increase in GM light truck production. Our increase in 2002 net sales of 12% over 2001 compares to an approximate 6% increase in N.A. light vehicle production for the year and an approximate 16% increase in GM light truck production.

     Our increased sales activity from 2001 to 2003 reflects the impact of our successful launch in the second half of 2002 of new driveline system products supporting the Dodge Ram program, the launch in the third quarter of 2002 of GM’s all-new HUMMER H2 and the 2002 introduction of the longer wheel-base Chevrolet TrailBlazer EXT and GMC Envoy XL. Sales in 2003 also benefited from the launch in the second half of 2003 of the all-new GMC Canyon and Chevrolet Colorado, the GMC Envoy XUV and increased production of GM’s full-size pickup/SUV programs. These benefits in 2003 were partially offset by decreased production of the Chevrolet Astro and GMC Safari van program. Our sales in 2003 and 2002 also reflected a reduction in sales to Visteon Corporation and the discontinuance of the GMT-600 full-size van program and the Pontiac Firebird/Chevrolet Camaro program.

     Over the past three years, our content-per-vehicle (as measured by the dollar value of our products supporting GM’s N.A. light truck platforms and the Dodge Ram program) has increased to $1,173 in 2003 from $1,140 in 2002 and $1,115 in 2001 primarily as a result of our 2002 launch of new driveline system products supporting the Dodge Ram program and our 2002 launch of the HUMMER H2. The gains in content-per-vehicle in 2002 were partially offset by a product mix shift in GM light truck production to more mid-sized SUVs from the full-size platform. Although our products supporting mid-sized SUVs carry a higher-than-average 4WD/AWD penetration rate, these products generate a lower-than-average content-per-vehicle. Our 4WD/AWD penetration has also increased over the past three years to 61.8% in 2003 as compared to 58.5% in 2002 and 54.9% in 2001. 4WD/AWD penetration is equal to the total number of front axles we produce divided by the total number of rear axles we produce for the vehicle programs on which we sell product.

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

     Gross Profit Gross profit increased 10% in 2003 to $540.3 million as compared to $491.7 million in 2002 and $409.7 million in 2001. Gross margin was 14.7% in 2003 as compared to 14.1% in 2002 and 13.2% in 2001. The increases in gross profit and gross margin over this three-year period were primarily due to higher production volumes, productivity gains and tight cost controls including reductions in purchased material costs.

     In 2003, these productivity gains were partially offset by a $9.3 million charge for an early retirement program for our hourly associates and a $2.2 million third quarter charge to adjust our salary workforce to meet current business conditions.

     Our operations were also affected by a disruption to a GM production facility in Oklahoma City, Oklahoma caused by a tornado on May 8, 2003 and a fire that occurred at our forge operations in Detroit on July 14, 2002. The details of the accounting related to the tornado and the fire are explained in the section entitled “Impact of Insurance Settlements” appearing in this Management’s Discussion and Analysis (MD&A).

     In 2001, gross profit and gross margin were negatively impacted by an $11.7 million fourth quarter charge related to the consolidation of our operations located in the United Kingdom. This charge included costs to cancel contracts for services no longer needed, a write-off of fixed assets made permanently idle as a result of a facility shut down and a benefit obligations accrual payable to approximately 350 associates pursuant to FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits.”

     Selling, General and Administrative Expenses (SG&A) SG&A (including R&D) was $194.0 million in 2003 as compared to $180.5 million in 2002 and $164.4 million in 2001. SG&A as a percentage of net sales was 5.3% in 2003, 5.2% in 2002 and 5.3% in 2001.

     SG&A increased in 2003 primarily as a result of higher R&D, a $1.2 million third quarter charge to adjust our salary workforce to meet current business conditions and increased insurance and benefit costs. The increase in SG&A spending for 2002 was primarily due to higher R&D and profit sharing accruals.

     R&D spending increased 12% in 2003 to $60.7 million as compared to $54.0 million in 2002 and $51.7 million in 2001. We are focusing our R&D efforts on several critical initiatives to meet the future needs of our customers.

These initiatives include:

•	Improving Fuel Economy - Technical advancements in our family of PowerLite® axles and PowerDenseTM gearsets are aimed at reducing weight and mass from our products while maintaining the same torque capability. Through these efforts, a complete new series of aluminum axles was developed to support the all-new GMC Canyon and Chevrolet Colorado mid-sized truck platform as well as Chevrolet’s all-new Super Sport Roadster (SSR) launched in 2003.

•	Improving Customer Satisfaction - We continue to enhance our current product portfolio by improving quality and features. Our SmartBarTM technology utilizes electronics to aid in providing maximum off-road wheel travel and traction while maintaining on-road handling characteristics. Our family of TracRite® advanced traction enhancing differentials now includes electronic locking technology. These are just two examples of our advancements in full vehicle electronic integration of stability and torque-controlled systems that have resulted in contract awards during 2003.

•	Delivering Innovative Products - We have developed innovative driveline systems solutions for various sized vehicles and global markets. These include new 4WD/AWD systems incorporating power transfer units, independent rear drive axles and advanced multi-piece driveshafts that are designed specifically for the rapidly growing crossover vehicle segment. We have also continued to develop and enhance our I-RideTM independent chassis modules for both passenger cars and SUVs. Our efforts have resulted in the development of prototypes and various configurations of these driveline systems for several OEMs throughout the world.

•	Improving Testing Capabilities - We recently completed our third expansion of our Technical Center in Rochester Hills, Michigan. This expansion incorporates a state-of-the-art road-load simulator, which will be used to test and validate chassis module assemblies and components. This road-load simulator will allow us to compress six to eight months of track testing into two to three weeks of lab testing.

     Operating Income Operating income increased 11% in 2003 to $346.3 million as compared to $311.2 million in 2002 and $241.3 million in 2001. Operating margin was 9.4% in 2003, 8.9% in 2002 and 7.8% in 2001. The increases in operating income and operating margin in 2003 and 2002 were primarily due to the factors previously discussed relating to the increases in gross profit and gross margin, partially offset by higher SG&A.

A M E R I C A N   A X L E   &   M A N U F A C T U R I N G   H O L D I N G S ,   I N C .

     Operating income in 2003 and 2002 was also favorably impacted by our adoption of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. Under this Statement, we no longer amortize goodwill. Instead, we periodically evaluate goodwill for impairment. The impact of no longer amortizing goodwill resulted in a $4.0 million increase in operating income in 2003 and 2002.

     Net Interest Expense Net interest expense was $46.8 million in 2003, $50.6 million in 2002 and $59.4 million in 2001. We reduced our borrowings in 2003 and 2002 primarily as a result of our increased operating cash flow and we also benefited from lower average interest rates in effect during this time period. Net interest expense was negatively impacted by reductions in capitalized interest in 2003 and 2002 due to lower construction in process. Capitalized interest was $6.0 million in 2003, $8.2 million in 2002 and $13.2 million in 2001.

     Other Income (Expense) We recognized $3.7 million of other income in 2003, $2.8 million in 2002 and $1.0 million of other expense in 2001 related principally to the net effect of foreign exchange gains and losses.

     In 2002, we recognized a gain in other income of $10.4 million due to an insurance settlement related to a fire that occurred at our forge operations in Detroit. The details of the accounting related to the fire are explained in the section entitled “Impact of Insurance Settlements.”

     Income Tax Expense Income tax expense was $106.1 million in 2003, $97.7 million in 2002 and $66.0 million in 2001. Our effective tax rate was 35.0% in 2003, 35.7% in 2002 and 36.5% in 2001. The decrease in our effective tax rate in 2003 was primarily due to the realization of state tax credits partially offset by a reduction in federal tax credits.

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

     Net Income and Earnings Per Share Net income increased 12% in 2003 to $197.1 million as compared to $176.1 million in 2002 and $114.9 million in 2001. Diluted earnings were $3.70 per share in 2003 as compared to $3.38 per share in 2002 and $2.36 per share in 2001.

     In 2002, net income was positively impacted by a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit. The details of the accounting related to the fire are explained in the section entitled “Impact of Insurance Settlements.”

     Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (EBITDA) EBITDA increased 9% in 2003 to $513.8 million as compared to $470.6 million in 2002 and $367.8 million in 2001. The increase in EBITDA in 2003 and 2002 was primarily due to the factors previously discussed relating to the increases in gross profit and gross margin, partially offset by higher SG&A.

     In 2002, EBITDA was also positively impacted by a $8.5 million insurance settlement related to a fire that occurred at our forge operations in Detroit. The details of the accounting related to the fire are explained in the section entitled “Impact of Insurance Settlements.”

     For an explanation and reconciliation of EBITDA, refer to the section entitled “Supplemental Financial Data.”

LIQUIDITY AND CAPITAL RESOURCES

     Our primary liquidity needs are to fund capital expenditures and to support working capital requirements in our business. We rely principally upon operating cash flow and borrowings under our primary bank credit facilities to meet these needs. We believe that cash flow available from these sources will be sufficient to meet our projected capital expenditures, debt service obligations and working capital requirements in the foreseeable future.

     Operating Activities Net cash provided by operating activities increased 29% in 2003 to $496.9 million as compared to $384.2 million in 2002 and $232.8 million in 2001. This represents an improvement of nearly $265 million since 2001 and was primarily a result of our improved operating performance and working capital position.

     Cash generated by deferring income taxes was $20.4 million in 2003, $58.7 million in 2002 and $40.2 million in 2001. Our operating cash flow performance for these years benefited from accelerated depreciation and other tax planning strategies offset primarily by the timing of deductibility of our postretirement obligations for tax purposes. Other factors that positively impacted our operating cash flow were the utilization of federal tax credits

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

in 2003 and the cash benefit associated with the exercise of stock options in 2003 and 2002.

     Our deferred tax asset valuation allowances were $34.9 million at year-end 2003, $41.6 million at year-end 2002 and $31.0 million at year-end 2001. The $6.7 million decrease in our deferred tax asset valuation allowances in 2003 as compared to 2002 was primarily due to the utilization of a portion of our foreign net operating losses and reductions due to the evaluation of certain other deferred tax assets. The increase in our valuation allowances of $10.6 million in 2002 as compared to 2001 was principally related to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances.

     With respect to our defined benefit pension plans, we funded $42.1 million of our pension benefit obligations in 2003 as compared to $47.1 million in 2002 and $35.6 million in 2001. This funding compares to our annual pension expense of $41.2 million in 2003, $25.6 million in 2002 and $19.7 million in 2001. At year-end 2003, we expected our pension funding in 2004 to approximate our 2004 pension expense in the range of $40.0 million to $50.0 million.

     Our cash outlay for postretirement healthcare obligations was $3.9 million in 2003, $0.4 million in 2002 and $0.9 million in 2001. At year-end 2003, we expected our funding of such postretirement healthcare obligations to be less than $5.0 million in 2004.

     Year-over-year changes in our net investment in working capital and other operating assets and liabilities resulted in $71.4 million of cash flow in 2003 as compared to $55.7 million in 2002 and a cash outflow of $28.4 million in 2001.

     Accounts receivable at year-end 2003 were $339.2 million as compared to $335.7 million at year-end 2002 and $270.7 million at year-end 2001. Sales in the fourth quarter of 2003 were $926.1 million as compared to $911.0 million in 2002 and $791.6 million in 2001. The change in accounts receivable of $3.5 million in 2003 was primarily due to increased sales in the fourth quarter of 2003 as compared to the fourth quarter of 2002 offset by the collection of certain non-routine balances outstanding at year-end 2002, including cost recoveries from our customers and the insurance settlement related to the fire that occurred at our forge operations in Detroit. The increase in accounts receivable of $65.0 million in 2002 was primarily due to increased sales in the fourth quarter of 2002 as compared to the fourth quarter of 2001, including the impact of our shipments related to the Dodge Ram program.

     Our accounts receivable allowances were $2.8 million at year-end 2003, $5.4 million at year-end 2002 and $12.7 million at year-end 2001. These allowances have been reduced over this three-year period to recognize a significant improvement in the aging of balances due from our customers and the settlement of various customer balances that were specifically reserved in prior years.

     At year-end 2003, inventories were $171.8 million as compared to $174.6 million at year-end 2002 and $158.0 million at year-end 2001. Our inventories have increased since 2001 to support our increased sales activity. Our launch of several new driveline system products (primarily those related to the Dodge Ram and HUMMER H2 programs in the second half of 2002) required an additional working capital investment in direct and indirect inventory. Spare parts inventories increased in 2003 as compared to 2002 as we continued to implement our preventive maintenance strategies to protect against costly disruptions in operations due to machine downtime. Our inventory valuation allowances were $14.8 million at year-end 2003, $22.2 million at year-end 2002 and $24.5 million at year-end 2001. Our inventory valuation allowances were reduced over this three-year period primarily due to the usage and disposal of excess and obsolete indirect inventory in 2003 and 2002.

     The change in our accounts payable and accrued expenses was a $2.6 million source of cash in 2003 as compared to $41.3 million in 2002 and a use of cash of $44.3 million in 2001. The most significant factor contributing to our increased funding of our accounts payable and accrued expenses in 2003 was a higher profit sharing payout due to our increased profitability in 2002. Other factors affecting the net cash impact associated with our accounts payable and accrued expenses in 2003 were lower direct inventory purchases and reduced supplier holdbacks on construction in process. The increase in cash flow in 2002 as compared to 2001 was primarily due to favorable changes in supplier payment terms and higher profit sharing accruals.

     An important factor affecting our change in working capital in 2001 was the impact of our final change in payment terms with GM on March 1, 2001. This change in payment terms adversely impacted our operating cash flow in the first quarter of 2001 by approximately $90.0 million. This final change in payment terms

A M E R I C A N   A X L E   &   M A N U F A C T U R I N G   H O L D I N G S ,   I N C .

with GM was effective for products shipped to GM beginning on March 1, 2001 and completed a three-year transition from the next-day payment terms in effect prior to March 1, 1999.

     Our accruals at year-end 2001 included $9.7 million for unpaid benefit obligations related to the consolidation of our operations located in the United Kingdom that were subsequently paid.

     Prepaid expenses and other assets decreased $13.3 million to $24.0 million at year-end 2003 as compared to $37.3 million at year-end 2002 and $17.3 million at year-end 2001 primarily due to the collection of certain state tax credits. These state tax credits were classified in our prepaid expenses at year-end 2002 and were the primary reason our prepaid expenses and other assets increased $20.0 million at year-end 2002 as compared to year-end 2001. At year-end 2001, we classified such state tax credits as noncurrent assets because payment was not expected within one year.

     Investing Activities Capital expenditures were $229.1 million in 2003, $207.7 million in 2002 and $375.5 million in 2001. In 2001, we substantially completed the renovation of our manufacturing facilities and have now normalized our capital spending to an annual rate of approximately $250 million. As a result of our capital spending since 1994, the majority of our facilities are either brand new or rebuilt with the latest processes and systems.

     Our largest capital projects in 2003, 2002 and 2001 included new process equipment to support GM’s new mid-sized SUVs (GMC Envoy and XUV, Chevrolet TrailBlazer and the Buick Rainier) and mid-sized truck platform (GMC Canyon and Chevrolet Colorado), the Isuzu Ascender, the HUMMER H2, the Dodge Ram program, driveshaft programs for the Chrysler Group (Dodge Durango and Jeep® Wrangler Rubicon) and advancements in our gear processing equipment. During this three year period, we also expanded our manufacturing facilities in Guanajuato, Mexico, completed the expansion of our Technical Center in Rochester Hills, Michigan, relocated our AAM do Brasil facility from Curitiba into a larger facility in nearby Araucária and completed the construction of our new World Headquarters facility, which we occupied in the second half of 2003.

     We expect our largest capital projects in 2004 to include the completion of our Araucária, Brazil facility expansion, expenditures to support the model year 2005 launch of an all-new mid-sized SUV for GM, initial investments for advanced process development equipment for the GMT-900 program (GM’s next generation full-size truck and SUV platform currently projected to launch in the first quarter of 2006) and the development of a site at our Detroit campus for advanced quality/warranty analysis, safety training and advanced process development testing.

     Our investing activities also included optional purchase buyouts of leased manufacturing equipment of $3.0 million in 2003 and $45.2 million in 2002. The manufacturing equipment purchased in these transactions was originally financed under sale-leaseback agreements in 1996 and 1997.

     We have invested our capital with the objective of improving quality, productivity and financial performance. Our after-tax return on invested capital (ROIC) was 16.1% in 2003, 14.7% in 2002 and 11.9% in 2001. We believe our ROIC performance is at the top end of the range for our competitor peer group.

     Our ROIC improved significantly over this three-year period primarily due to our increased operating profitability, improved net income and normalized level of capital expenditures. In 2002, ROIC was positively impacted by a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit. The details of the accounting related to the fire are explained in the section entitled “Impact of Insurance Settlements.”

     We also realized cash flow gains principally associated with our improved profitability generating $267.8 million of positive free cash flow in 2003 as compared to $176.5 million in 2002. This metric was a negative $142.7 million in 2001.

     For an explanation and reconciliation of ROIC and free cash flow, refer to the section entitled “Supplemental Financial Data.”

     Financing Activities Net cash used in financing activities was $262.6 million in 2003 as compared to $133.2 million in 2002 and a net source of cash of $120.2 million in 2001. Total debt outstanding decreased in 2003 by $284.4 million to $449.7 million at year-end 2003 as compared to $734.1 million at year-end 2002. Improved operating cash flow performance was the primary reason for our lower net borrowings at year-end 2003 as compared to year-end 2002.

     Total debt outstanding decreased in 2002 by $144.1 million to $734.1 million at year-end 2002 as compared to $878.2 million at year-end 2001.

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

Improved operating cash flow performance and a lower level of capital spending were the primary reasons for our lower net borrowings at year-end 2002 as compared to year-end 2001. The increase in debt in 2001 was attributed to increased borrowings to fund capital spending requirements.

     Our strong operating cash flow performance allowed us to reduce our net debt to capital ratio to 31.4% at year-end 2003 as compared to 50.7% at year-end 2002 and 61.8% at year-end 2001. For an explanation and reconciliation of net debt to capital, refer to the section entitled “Supplemental Financial Data.”

     In December 2003, Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (Blackstone) completed their orderly exit strategy with a secondary offering of approximately 6.5 million shares to outside investors. The following table summarizes Blackstone’s ownership and shares offered to outside investors in 2003, 2002 and 2001:

	Blackstone’s Ownership

		Shares	Approximate
	Shares	Beneficially Owned	% Owned
	Offered	After Offerings	After Offerings
	(In millions)
August 2001(1)	4.5	22.0	43%
March 2002(2)	8.0	14.0	27%
October 2003(2)	7.5	6.5	12%
December 2003(2)	6.5	0.0	0%

(1)	In August 2001, in addition to Blackstone’s sale of our common stock, we raised $57.7 million in a public offering of 7.5 million shares of our common stock through which we issued 3.0 million treasury shares. We used the proceeds from the sale of our shares in 2001 to repay a portion of our outstanding debt.

(2)	AAM did not sell any shares and did not receive any of the proceeds from the sale of shares by the selling stockholders in the March 2002, October 2003 and December 2003 offerings.

     In March 2002, in addition to Blackstone’s sale of our common stock, Richard E. Dauch, AAM’s Co-Founder, Chairman of the Board & Chief Executive Officer, sold 1.5 million shares of our common stock in a public offering. Prior to the March 2002 offering, Mr. Dauch’s beneficial ownership of our common stock was approximately 17%. After such offering, Mr. Dauch beneficially owned approximately 14% of our common stock. At year-end 2003, Mr. Dauch is our largest stockholder, with beneficial ownership of approximately 15%.

     Consistent with our Registration Statement disclosures related to these offerings, we have assumed the exercise of deep-in-the-money options to purchase common shares that were granted prior to our initial public offering and that were exercisable at the time of the offerings in the determination of the beneficial ownership percentages for Blackstone and Mr. Dauch. Approximately 1.4 million, 2.0 million, 4.1 million and 4.0 million shares of common stock related to such options were assumed to be outstanding in the beneficial ownership calculations in December 2003, October 2003, March 2002 and August 2001, respectively.

     Credit Ratings Upgrades In 2003, we achieved investment grade status from both Standard & Poors (S&P) and Moody’s Investor Service (Moody’s). The following table summarizes our corporate credit rating history:

Corporate Credit Ratings(1)

S&P		Moody’s
Date	Rating	Date	Rating
February 1999(2)	BB-	February 1999(2)	Ba3
May 2000	BB	August 2000	Ba2
October 2002	BB+	December 2002	Ba1
November 2003(3)	BBB	December 2003(3)	Baa3

(1)	Reflects S&P’s corporate credit ratings and Moody’s senior implied ratings.

(2)	These ratings were first established in connection with the issuance of our 9.75% Senior Subordinated Notes in March 1999.

(3)	These upgrades elevated AAM to investment grade status.

     Debt Capitalization and Availability On January 9, 2004, we entered into a new Senior Unsecured Revolving Credit Facility (New Revolver) that provides up to $600.0 million of revolving bank financing commitments through January 2009. This New Revolver will be used for general corporate purposes, including to refinance the previously existing Senior Secured Bank Credit Facilities (1997 Bank Credit Facilities), under which we had access to term financing (Term Loan) and $378.8 million of revolving bank financing commitments. The New Revolver also replaced $153.0 million of liquidity formerly available under our receivables financing facility (Receivables Facility), which expired in the fourth quarter of 2003. Together with $49.0 million of uncommitted bank lines of credit, the New Revolver is now our primary source of day-to-day liquidity.

     At December 31, 2002, we had $372.0 million outstanding on the Term Loan. In the first three quarters of 2003, we made aggregate prepayments of $132.0 million on this Term Loan, which included a mandatory forward-order prepayment of $23.0 million in the first quarter of 2003 and a voluntary prepayment of $109.0 million in the third quarter of 2003. In the fourth quarter of 2003, we repaid the remaining $240.0 million balance outstanding with cash we generated from operations and short-term borrowings from our 1997 Bank Credit Facilities.

A M E R I C A N   A X L E   &   M A N U F A C T U R I N G   H O L D I N G S ,   I N C .

     At December 31, 2003, we had $60.0 million outstanding and $307.3 million available under the 1997 Bank Credit Facilities. This availability reflected a reduction of $11.5 million for standby letters of credit issued against the facility. The borrowings under the 1997 Bank Credit Facilities were ultimately refinanced under the New Revolver in January 2004.

     We had been amortizing fees and expenses associated with the 1997 Bank Credit Facilities over the life of the agreement. In the first quarter of 2004, the unamortized balance of such fees and expenses of $3.2 million was charged to expense when we terminated our bank financing commitments under the 1997 Bank Credit Facilities.

     In February 2004, we issued $250.0 million of 5.25% Senior Notes due February 2014 (5.25% Notes) and $150.0 million of 2.00% Senior Convertible Notes due 2024 (2.00% Convertible Notes) in concurrent private offerings pursuant to Rule 144A of the Securities Act of 1933, as amended. We received net proceeds from these offerings of approximately $394.0 million, after deducting the discounts and commissions of the initial purchasers and other expenses. We used a portion of the net proceeds to repurchase approximately $63.0 million, or 1.59 million shares, of our common stock in privately negotiated transactions. The remainder of the net proceeds was used to redeem all $300.0 million of the outstanding 9.75% Senior Subordinated Notes due March 2009 at a cost of $314.6 million on March 1, 2004, and for other general corporate purposes. In the first quarter of 2004, the $14.6 million call premium and an additional $5.7 million of unamortized discounts and debt issuance costs were charged to expense as a result of this redemption.

     The weighted average interest rate of our total debt outstanding was 5.9%, 5.8% and 7.2% during 2003, 2002 and 2001, respectively.

     Off-Balance Sheet Arrangements We have no off-balance sheet arrangements with non-consolidated entities. Our off-balance sheet financing relates principally to operating leases for certain facilities and manufacturing machinery and equipment. These operating leases are fully disclosed in Note 2 to our consolidated financial statements. Pursuant to these operating leases, most of which were initiated prior to year-end 1999, we have the opportunity to purchase the underlying machinery and equipment at specified buy-out dates. We exercised our purchase options for $3.0 million of such lease buy-outs in 2003 and $45.2 million in 2002. Remaining lease renewal or repurchase options are approximately $106.0 million in 2006.

     Contractual Obligations The following table summarizes payments due on our contractual obligations as of December 31, 2003:

	Payments due by period
	Total	<1 yr	1-3 yrs	3-5 yrs	>5 yrs
	(Dollars in millions)
Long-term debt	$443.4	$119.5	$25.0	$—	$298.9
Capital lease obligations	6.3	2.0	2.0	0.7	1.6
Operating leases(1)	189.3	32.9	59.0	58.5	38.9
Purchase obligations(2)	117.4	105.7	11.7	—	—
Other long-term liabilities(3)	325.3	13.9	37.2	53.7	220.5

Total contractual obligations	$1,081.7	$274.0	$134.9	$112.9	$559.9

(1)	Operating leases include all lease payments through the end of the contractual lease terms and excludes any purchase options on such leased equipment.

(2)	Purchase obligations represent our obligated purchase commitments for capital expenditures.

(3)	Other long-term liabilities represent our pension and postretirement obligations that were actuarially determined through 2013.

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

     Currency Exchange Risk Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Mexican Peso, Pound Sterling and Brazilian Real. At December 31, 2003, we had currency forward contracts with a notional amount of $14.6 million outstanding. A 10% change in any of these currencies would not have had a material impact on our consolidated financial statements in 2003.

     Future business operations and opportunities, including the expansion of our business outside North America, may further increase the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. If and when appropriate, we intend to manage these risks by utilizing local currency funding of these expansions and various types of foreign exchange forward contracts.

     Interest Rate Risk We are exposed to variable interest rates on our primary bank credit facilities. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 12.2% of our weighted average interest rate at December 31, 2003) on our long-term debt outstanding at year-end 2003 would be approximately $1.2 million.

M A N A G E M E N T ’ S   D I S C U S S I O N  A N D  A N A L Y S I S

     At year-end 2003, we hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $26.4 million. These interest rate swaps, which were first established in 1999, convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%. Generally, we designate interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. The ineffective portion of any such hedges is included in current earnings. The impact of hedge ineffectiveness was not significant during the year ended December 31, 2003.

IMPACT OF INSURANCE SETTLEMENTS

     On May 8, 2003, a tornado damaged a GM production facility in Oklahoma City, Oklahoma and, as a result, GM was unable to maintain its production schedules for that facility in the second quarter of 2003. This event negatively impacted our sales and gross margin in the second quarter of 2003 as we continued to incur fixed charges and extra expenses subsequent to this event. Our insurance policies provided coverage for costs we incurred during this business interruption. In 2003, we recovered $5.2 million from our insurance providers in excess of a $2.5 million deductible in full settlement of our claim for this event.

     On July 14, 2002, a fire occurred at our forge operations in Detroit. There were no resulting injuries and the fire did not affect our ability to meet customer demand. Our insurance policies provided coverage for the property destroyed and incremental costs incurred to maintain continuity of supply.

•	Damage for Property Destroyed - A portion of the building and several machines were damaged. At year-end 2002, a substantial portion of our insurance claim was settled and we recognized a gain in the fourth quarter of $10.4 million in other income. This gain consisted of $11.0 million of expected proceeds from the insurance company related to our overall property damage claim offset by $0.1 million net book value of the damaged building and equipment, and a $0.5 million insurance deductible related to property damage expensed in the third quarter. Additionally, we recognized $1.9 million ($0.9 million in cost of goods sold and $1.0 million in SG&A) of incremental profit sharing expense in 2002 as a result of this gain. The net pre-tax gain at year-end 2002 was $8.5 million and the net after-tax gain amounted to $5.5 million.

•	Incremental Costs - While the fire did not affect our ability to meet customer demand, additional costs of $4.9 million were incurred in 2002 to maintain continuity of supply to our customers. These costs were offset by insurance recoveries received in 2002 and had no impact on our results of operations. However, our gross profit was impacted by a $0.5 million insurance deductible related to incremental costs in the third quarter of 2002.

     At year-end 2002, we had $9.0 million of accounts receivable related to this insurance settlement. At year-end 2003, this claim was settled in full, and all cash had been collected related to this claim.

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

EFFECTS OF INFLATION

     Inflation generally affects us by increasing the cost of labor, equipment, utilities and raw materials. Rates of inflation in countries where we have significant operations have been moderate during the periods presented and we have mitigated the impact of inflation through productivity gains and tight cost controls. In order to protect against the future impact of inflation, we will continue to aggressively pursue productivity improvements in our operations principally through the increased use of the AAM Manufacturing System, a lean manufacturing system designed to reduce waste. We also plan to continue to work jointly with key suppliers to identify and share in cost reductions, implement long-term supply agreements when appropriate and further develop our e-commerce initiatives to reduce overall costs.

LITIGATION AND ENVIRONMENTAL MATTERS

     We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

     We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our purchase of the assets from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2003, and we do not expect such expenditures to be significant in 2004.

A M E R I C A N   A X L E   &   M A N U F A C T U R I N G   H O L D I N G S ,   I N C .

EFFECT OF NEW ACCOUNTING STANDARDS

     FASB Statement No. 132 (Revised 2003). In December 2003, the FASB issued Statement No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” FASB Statement No. 132(R) replaces FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” and requires additional disclosures to those in the original FASB Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. The adoption of this Statement did not have any impact on our results of operations or financial position at December 31, 2003. However, we have modified the disclosures to our consolidated financial statements as required by this Statement at December 31, 2003.

     FASB Statement No. 149. In May 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FASB Statement No. 149 amends and clarifies accounting for derivative instruments and hedging activities under FASB Statement No. 133. FASB Statement No. 149 is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 with this guidance applied prospectively. The adoption of this Statement did not have a significant impact on our results of operations or financial position at December 31, 2003.

     FASB Statement No. 150. In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” FASB Statement No. 150 affects the accounting for mandatorily redeemable shares, options and forward purchase contracts that require the issuer to repurchase shares and certain obligations that can be settled in shares. FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of this Statement did not have any impact on our results of operations or financial position at December 31, 2003.

     FIN No. 46. In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” FIN No. 46 requires that the primary beneficiary of a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The adoption of this interpretation did not have any impact on our results of operations or financial position at December 31, 2003.

CRITICAL ACCOUNTING POLICIES

     In order to prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. By their nature, these estimates are subject to an inherent degree of uncertainty and actual results could differ from our estimates.

     Following are our critical accounting policies. There are other items in our consolidated financial statements that require estimation, however, they are not deemed as critical as those disclosed herein. Our management has discussed and reviewed our critical accounting policies disclosure with the Audit Committee of our Board of Directors

Pension and Other Postretirement Benefits

In calculating our liabilities and expenses related to our pension and other postretirement benefits, key assumptions include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs.

     The discount rate used in determining future pension obligations was based on a review of long-term bonds, including published indices. In 2003, the discount rate determined on that basis decreased 50 basis points to 6.25%. The expected long-term rate of return on plan assets was 9.0%. We developed this rate of return based on our review of the long-term historical rates of return for the asset classes on which our current asset allocation strategy is based. The rates of increase in compensation and healthcare costs are based on current market conditions and historical information.

     All of the above assumptions were developed through consultation with, and input from, our actuarial service providers. While we believe that we have selected reasonable assumptions for the valuation of our pension and other postretirement benefits obligations at year-end 2003, actual trends affecting the underlying assumptions could result in materially different valuations.

     The effect of the indicated decrease in the selected assumptions is shown below as of September 30, 2003, our valuation date, which assumes no changes in benefit levels and no amortization of gains or losses for our plans:

	Assumptions
		Expected
	Discount	Return on
	Rate	Assets
	(Dollars in millions)
Percentage point change	-0.5%	-0.5%
Decline in funded status	$35.5	N/A
Reduction in equity	$43.3	N/A
Increase in 2003 expense	$4.5	$1.3

     An 11.0% annual increase in the per-capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate would have increased total service and interest cost in 2003 and the postretirement obligation by $13.0 million and $87.6 million, respectively.

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

     Accounts Receivable Allowances The scope of our relationships with certain customers, such as GM and DaimlerChrysler, is inherently complex and, from time to time, we identify differences in our valuation of receivables due from these customers. Differences in the quantity of parts processed as received by customers and the quantity of parts shipped by AAM is one major type of such difference. Price differences can arise when we and our customer agree on a price change but the customer’s pricing database does not reflect the commercial agreement. In these instances, revenue is fixed and determinable, but payment could fall outside our normal payment terms as we work through the process of resolving these differences.

     All of our transactions with our customers occur within the parameters of a purchase order which makes the price fixed and determinable. Because of the inherently complex nature of our supply relationships with our customers, from time to time, we encounter situations that were not contemplated in the purchase order. As a result, we sometimes enter into non-routine agreements outside the original scope of the purchase order. These agreements may be temporary, are fixed and determinable, and often have payment terms that are different than our normal terms. We recognize the revenue or cost recovery from such arrangements in accordance with the commercial agreement.

     We track the aging of uncollected billings and adjust our accounts receivable allowances on a quarterly basis as necessary based on our evaluation of the probability of collection. We recognize revenue or cost recoveries in accordance with our understanding of a commercial agreement.

     While we believe that we have made an appropriate valuation of our accounts receivable due from GM, DaimlerChrysler and other customers for accounting purposes, unforeseen changes in our ability to enforce commercial agreements or collect aged receivables may result in actual collections that differ materially from current estimates.

     Valuation of Indirect Inventories As part of our strategy to control our investment in working capital and manage the risk of excess and obsolete inventory, we generally do not maintain large balances of productive raw materials, work-in-process or finished goods inventories. Instead, we utilize lean manufacturing techniques and coordinate our daily production activities to meet our daily customer delivery requirements. The ability to address plant maintenance issues on a real-time basis is a critical element of our ability to pursue such an operational strategy. Our machinery and equipment may run for long periods of time without disruption and suddenly fail to operate as intended. In addition, certain repair parts required to address such maintenance requirements may be difficult or cost prohibitive to source on a real-time basis.

     To facilitate our continuous preventive maintenance strategies and to protect against costly disruptions in operations due to machine downtime, we carry a significant investment in inherently slow-moving machine repair parts and other maintenance materials and supplies. At December 31, 2003, such indirect inventories comprised approximately 32% of our total gross inventories. For inventory valuation purposes, we evaluate our usage of such slow-moving inventory on a quarterly basis by part number and adjust our inventory valuation allowances as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used. We have used the same approach in 2003 and 2002 to evaluate the adequacy of our indirect inventory valuation allowances.

     While we believe that we have made an appropriate valuation of such inventory for accounting purposes, unforeseen changes in inventory usage requirements, manufacturing processes, maintenance and repair techniques or inventory control may result in actual usage of such inventories that differ materially from current estimates.

     Estimated Useful Lives for Depreciation At December 31, 2003, over 80% of our capitalized investment in property, plant and equipment, or approximately $1.9 billion, was related to productive machinery and equipment used in support of our manufacturing operations. The selection of appropriate useful life estimates for such machinery and equipment is a critical element of our ability to properly match the cost of such assets with the operating profits and cash flow generated by their use. We currently depreciate productive machinery and equipment on the straight-line method using composite useful life estimates up to 15 years. While we believe that the useful life estimates currently being used for depreciation purposes reasonably approximate the period of time we will use such assets in operations, unforeseen changes in product design and technology standards or cost, quality and delivery requirements may result in actual useful lives that differ materially from the current estimates.

     Valuation of Deferred Tax Assets Because we operate in many different geographic locations, including several foreign, state and local tax jurisdictions, the evaluation of our ability to use all recognized deferred tax assets is inherently complex. In assessing our ability to realize such deferred tax assets, we review the scheduled reversal of deferred tax liabilities, the projections of taxable income in future periods and the effectiveness of various tax planning strategies in making our assessment. Our consideration of these matters requires significant management judgment. While we believe that we have made appropriate valuations of our deferred tax assets, unforeseen changes in tax legislation, regulatory activities, audit results, operating results, financing strategies, organization structure and other related matters may result in material changes in our deferred tax asset valuation allowances.

A M E R I C A N   A X L E   &   M A N U F A C T U R I N G   H O L D I N G S ,   I N C .

SUPPLEMENTAL FINANCIAL DATA

     The following supplemental financial data presented for the years ended December 31, 2003, 2002 and 2001 are reconciliations of non-GAAP financial measures, which are intended to facilitate analysis of our business and operating performance. This information is not and should not be viewed as a substitute for financial measures determined under GAAP. Other companies may calculate these non-GAAP financial measures differently.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (EBITDA)

	2003	2002	2001
	(Dollars in millions)
Net income	$197.1	$176.1	$114.9
Interest expense	47.5	51.0	60.3
Income taxes	106.1	97.7	66.0
Depreciation and amortization	163.1	145.8	126.6

EBITDA	$513.8	$470.6	$367.8

     We believe EBITDA is a meaningful measure of performance as it is commonly utilized by management and investors to analyze operating performance and entity valuation. Our management, the investment community and the banking institutions routinely use EBITDA, together with other measures, to measure our operating performance relative to other Tier I automotive suppliers. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined under GAAP.

Free Cash Flow

	2003	2002	2001
	(Dollars in millions)
Cash flow provided by operating activities	$496.9	$384.2	$232.8
Less: Purchases of property, plant and equipment	229.1	207.7	375.5

Free cash flow	$267.8	$176.5	$(142.7)

     We believe free cash flow is a meaningful measure as it is commonly utilized by management and investors to assess our ability to generate cash flow from business operations to repay debt and return capital to our stockholders. Free cash flow is also a key metric used in our calculation of executive incentive compensation.

After-Tax Return on Invested Capital (ROIC)

	2003	2002	2001
	(Dollars in millions)
Net income	$197.1	$176.1	$114.9
Add: After-tax net interest expense(1)	30.4	32.5	37.7

After-tax return	227.5	208.6	152.6

Net debt(2) at year-end	437.3	724.7	865.9
Add: Stockholders’ equity at year-end	954.7	703.6	534.7

Invested capital at end of year	1,392.0	1,428.3	1,400.6
Invested capital at beginning of year	1,428.3	1,400.6	1,153.9

Average invested capital(3)	1,410.2	1,414.5	1,277.3

ROIC(4)	16.1%	14.7%	11.9%

(1)	After-tax net interest expense is equal to tax effecting net interest expense by the applicable effective tax rate.

(2)	Net debt is equal to total debt less cash and cash equivalents as reconciled in the net debt to capital table appearing on this page.

(3)	Average invested capital is equal to the average of beginning and ending invested capital.

(4)	ROIC is equal to after-tax return divided by average invested capital.

     We believe ROIC is a meaningful overall measure of business performance because it reflects our earnings performance relative to our investment level. ROIC is also a key metric used in our calculation of executive incentive compensation.

Net Debt to Capital

	2003	2002	2001
	(Dollars in millions)
Total debt	$449.7	$734.1	$878.2
Less: Cash and cash equivalents	12.4	9.4	12.3

Net debt	437.3	724.7	865.9
Add: Stockholders’ equity	954.7	703.6	534.7

Invested capital	1,392.0	1,428.3	1,400.6
Net debt to capital(1)	31.4%	50.7%	61.8%

(1)	Net debt to capital is equal to net debt divided by invested capital.

     We believe net debt to capital is a meaningful measure of financial condition as it is commonly utilized by management, investors and creditors to assess relative capital structure risk.

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

FORWARD-LOOKING INFORMATION

     Certain statements in this MD&A and elsewhere in this Annual Report are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms “will,” “expect,” “anticipate,” “intend,” “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this Annual Report. The statements are based on our current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including, but not limited to:

•	adverse changes in the economic conditions or political stability of our principal markets (particularly North America, Europe and South America);

•	reduced demand for our customers’ products (particularly light trucks and SUVs produced by GM and DaimlerChrysler);

•	reduced purchases of our products by GM, DaimlerChrysler or other customers;

•	our ability and our customers’ ability to successfully launch new product programs;

•	our ability to respond to changes in technology or increased competition;

•	supply shortages or price fluctuations in raw materials, utilities or other operating supplies;

•	our ability to attract and retain key associates;

•	our ability to maintain satisfactory labor relations and avoid work stoppages;

•	our customers’ ability to maintain satisfactory labor relations and avoid work stoppages;

•	risks of noncompliance with environmental regulations or risks of environmental issues that could result in unforeseen costs at our facilities;

•	liabilities arising from legal proceedings to which we are or may become a party or claims against us or our products;

•	availability of financing for working capital, capital expenditures, R&D or other general corporate purposes;

•	adverse changes in laws, government regulations or market conditions affecting our products or our customers’ products (including the Corporate Average Fuel Economy regulations);

•	other unanticipated events and conditions that hinder our ability to compete.

     It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

A M E R I C A N    A X L E   &   M A N U F A C T U R I N G   H O L D I N G S ,   I N C .

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

     We are responsible for the preparation of the accompanying consolidated financial statements of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (AAM), as well as their integrity and objectivity. These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and include our best estimates and judgments.

     We are also responsible for maintaining a comprehensive system of internal controls, including internal controls over financial reporting, and establishing and maintaining disclosure controls and procedures. Our comprehensive system of internal controls is designed to provide reasonable assurance that we can rely upon our accounting systems and the underlying books and records to prepare financial information presented in accordance with GAAP and that our associates follow established policies and procedures. Our disclosure controls and procedures are designed to timely alert our Chief Executive Officer and Chief Financial Officer to material information required to be included in our periodic Exchange Act filings. We continually review our comprehensive system of internal controls and disclosure controls and procedures for effectiveness. We consider the recommendations of our internal auditors and independent auditors concerning our internal controls and disclosure controls and procedures and take the necessary actions that are cost-effective in the circumstances.

     The Audit Committee of our Board of Directors is comprised entirely of independent directors who are not AAM associates and is responsible for assuring that we fulfilled our responsibilities in the preparation of the accompanying consolidated financial statements. The Audit Committee meets regularly with our internal auditors, the independent auditors and AAM management to review their activities, ensures that each is properly discharging its responsibilities, and assesses the effectiveness of our internal controls and disclosure controls and procedures. The Audit Committee is responsible for hiring the independent auditors and reviewing the scope of all audits and the accounting principles applied in our financial reporting. Deloitte & Touche LLP has been engaged as independent auditors to audit the accompanying consolidated financial statements and issue their report thereon, which appears on this page.

      To ensure complete independence, our internal auditors and Deloitte & Touche LLP have full and free access to meet with the Audit Committee, without AAM management present, to discuss the results of their audits, the quality of our financial reporting and the adequacy of our internal controls, including internal controls over financial reporting, and disclosure controls and procedures.

/s/ Richard E. Dauch

Richard E. Dauch

Co-Founder, Chairman of the Board &
Chief Executive Officer
February 5, 2004

/s/ Robin J. Adams

Robin J. Adams

Executive Vice President – Finance &
Chief Financial Officer
(also in the capacity of Chief Accounting Officer)
February 5, 2004

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.
Detroit, Michigan

     We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Detroit, Michigan
February 5, 2004

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Income
Year Ended December 31,
(In millions, except per share data)

	2003	2002	2001

Net sales	$3,682.7	$3,480,2	$3,107.2
Cost of goods sold	3,142.4	2,988.5	2,697.5

Gross profit	540.3	491.7	409.7
Selling, general and administrative expenses	194.0	180.5	164.4
Goodwill amortization	—	—	4.0

Operating income	346.3	311.2	241.3
Net interest expense	(46.8)	(50.6)	(59.4)
Other income [expense]:
Gain on insurance settlement	—	10.4	—
Other, net	3.7	2.8	(1.0)

Income before income taxes	303.2	273.8	180.9
Income taxes	106.1	97.7	66.0

Net income	$197.1	$176.1	$114.9

Basic earnings per share	$3.84	$3.62	$2.55

Diluted earnings per share	$3.70	$3.38	$2.36

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
December 31,
(In millions, except per share data)

	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$12.4	$9.4
Accounts receivable, net of allowances of $2.8 million in 2003 and $5.4 million in 2002	339.2	335.7
Inventories, net	171.8	174.6
Prepaid expenses and other	24.0	37.3
Deferred income taxes	16.3	9.1

Total current assets	563.7	566.1

Property, plant and equipment, net	1,629.5	1,553.5
Deferred income taxes	6.9	10.9
Goodwill	147.8	150.2
Other assets and deferred charges	49.9	55.0

Total assets	$2,397.8	$2,335.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$333.6	$327.5
Trade payable program liability	2.1	—
Accrued compensation and benefits	164.8	157.2
Other accrued expenses	53.7	50.5

Total current liabilities	554.2	535.2
Long-term debt	449.7	734.1
Deferred income taxes	73.0	52.0
Postretirement benefits and other long-term liabilities	366.2	310.8

Total liabilities	1,443.1	1,632.1

Stockholders’ equity:
Series A junior participating preferred stack, par value $0.01; 0.1 million shares authorized; no shares outstanding in 2003	—	—
Preferred stock, par value $0.01 per share; 10.0 million shares authorized; no shares outstanding in 2003 or 2002	—	—
Common stock, par value $0.01 per share; 150.0 million shares authorized; 53.7 million and 49.8 million shares issued in 2003 and 2002, respectively	0.5	0.5
Series common stock, par value $0.01 per share; 40.0 million shares authorized; no shares outstanding in 2003 or 2002	—	—
Paid in capital	336.2	279.0
Retained earnings	681.4	484.3
Treasury stock at cost; 0.1 million shares in 2003 and 2002	(0.7)	(0.7)
Accumulated other comprehensive loss, net of tax:
Minimum pension liability adjustments	(56.1)	(51.2)
Foreign currency translation adjustments	(6.1)	(6.8)
Unrecognized loss on derivatives	(0.5)	(1.5)

Total stockholders’ equity	954.7	703.6

Total liabilities and stockholders’ equity	$2,397.8	$2,335.7

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Cash Flows
Year ended December 31,
(In millions)

	2003	2002	2001
Operating activities:
Net income	$197.1	$176.1	$114.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	163.1	145.8	126.6
Deferred income taxes	20.4	58.7	40.2
Pensions and other postretirement benefits, net of contributions	51.0	14.2	11.2
Loss on retirement of equipment	3.5	9.4	5.2
Gain on insurance settlement	—	(10.4)
Changes in operating assets and liabilities:
Accounts receivable	(2.1)	(53.1)	(25.0)
Inventories	4.1	(15.9)	1.2
Accounts payable and accrued expenses	2.6	41.3	(44.3)
Other assets and liabilities	57.2	18.1	2.8

Net cash provided by operating activities	496.9	384.2	232.8

Investing activities:
Purchases of property, plant and equipment	(229.1)	(207.7)	(375.5)
Purchase buyouts of leased equipment	(3.0)	(45.2)	—

Net cash used in investing activities	(232.1)	(252.9)	(375.5)

Financing activities:
Net borrowings (payments) under revolving credit facilities	87.5	(139.6)	55.4
Proceeds from issuance of long-term debt	—	2.2	15.0
Payments of long-term debt and capital lease obligations	(375.2)	(8.2)	(8.8)
Debt issuance costs	—	—	(0.1)
Issuance of common stock, net	—	—	57.7
Employee stock option exercises	25.1	12.4	1.0

Net cash (used in) provided by financing activities	(262.6)	(133.2)	120.2

Effect of exchange rate changes on cash	0.8	(1.0)	(0.4)

Net increase (decrease) in cash and cash equivalents	3.0	(2.9)	(22.9)

Cash and cash equivalents of beginning of year	9.4	12.3	35.2

Cash and cash equivalents at end of year	$12.4	$9.4	$12.3

Supplemental cash flow information:
Interest paid	$50.1	$57.0	$70.5
Income taxes paid, net of refunds	$34.2	$22.3	$20.4

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Stockholders’ Equity
(In millions)

	Common Stock					Accumulated
						Other
	Shares	Par	Paid-in	Retained	Treasury	Comprehensive	Comprehensive
	Outstanding	Value	Capital	Earnings	Stock	Loss	Income
Balance at January 1, 2001	43.7	$0.5	$202.1	$193.3	$(21.3)	(2.6)

Net income				114.9			$114.9
Cumulative effect of adopting FASB
Statement No. 133, net						(0.8)	(0.8)
Unrecognized loss on derivatives, net						(0.9)	(0.9)
Foreign currency translation, net						(1.3)	(1.3)
Minimum pension liability adjustment, net						(9.9)	(9.9)

Comprehensive income							$102.0

Issuance of common stock	3.0		37.1		20.6
Exercise of stock options, including tax benefit	0.4		3.0

Balance at December 31, 2001	47.1	0.5	242.2	308.2	(0.7)	(15.5)

Net income				176.1			$176.1
Unrecognized gain on derivatives, net						0.2	0.2
Foreign currency translation, net						(2.9)	(2.9)
Minimum pension liability adjustment, net						(41.3)	(41.3)

Comprehensive income							$132.1

Exercise of stock options, including tax benefit	2.6		36.8

Balance at December 31, 2002	49.7	0.5	279.0	484.3	(0.7)	(59.5)

Net income				197.1			$197.1
Unrecognized gain on derivatives, net						1.0	1.0
Foreign currency translation, net						0.7	0.7
Minimum pension liability adjustment, net						(4.9)	(4.9)

Comprehensive income							$193.9

Exercise of stock options, including tax benefit	3.9		57.2

Balance at December 31, 2003	53.6	$0.5	$336.2	$681.4	$(0.7)	$(62.7)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, sport utility vehicles (SUVs) and passenger cars. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, chassis modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products. In addition to our 14 locations in the United States (U.S.) (Michigan, New York and Ohio), we have offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.

     Principles of Consolidation We include the accounts of Holdings and its subsidiaries in our consolidated financial statements. We eliminate the effects of all intercompany transactions, balances and profits in our consolidation.

     Revenue Recognition We recognize revenue when products are shipped to our customers and title transfers under standard commercial terms. If we are uncertain as to whether we will be successful collecting a balance we determine in accordance with our understanding of a commercial agreement, we do not recognize the revenue or cost recovery until such time as the uncertainty is removed.

     Research and Development (R&D) Costs We expense R&D as incurred. R&D spending was $60.7 million, $54.0 million and $51.7 million in 2003, 2002 and 2001, respectively.

     Cash and Cash Equivalents Cash and cash equivalents include all of our cash balances and highly liquid investments with a maturity of 90 days or less at the time of purchase.

     Accounts Receivable The majority of our accounts receivable are due from original equipment manufacturers (OEMs) in the automotive industry. Credit is extended based on the evaluation of our customers’ financial condition and is reviewed on an ongoing basis. Accounts receivable are generally due on average within 45 days from the date of shipment and are past due when payment is not received within the stated terms. Amounts due from customers are stated net of allowances for doubtful accounts. We determine our allowances by considering factors such as, length of time accounts are past due, our previous loss history, the customer’s current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible.

     Customer Tooling Reimbursable costs incurred for customer tooling are classified as accounts receivable. In the event we estimate that the cost of such customer tooling is not deemed collectible, a loss is recognized at such time.

     Inventories We state our inventories at the lower of cost or market. The cost of our U.S. inventories is determined principally using the last-in, first-out method (LIFO). The cost of our foreign inventories and all of our indirect inventories is determined principally using the first-in, first-out method (FIFO). We classify indirect inventories, which include perishable tooling, repair parts and other materials consumed in the manufacturing process but not incorporated into our finished products, as raw materials. When we determine that our gross inventories exceed usage requirements, or if inventories become obsolete or otherwise not saleable, we record a provision for such loss as a component of our inventory accounts. This policy predominantly affects our accounting for indirect inventories. At December 31, 2003 and 2002, inventories consist of the following:

	2003	2002
	(Dollars in millions)
Raw materials and work-in-progress	$161.4	$181.5
Finished goods	35.6	25.9

Gross inventories	197.0	207.4
LIFO reserve	(10.4)	(10.6)
Other inventory valuation reserves	(14.8)	(22.2)

Inventories, net	$171.8	$174.6

     Property, Plant and Equipment Property, plant and equipment consists of the following:

	Estimated
	Useful Life	2003	2002
	(Years)	(Dollars in millions)
Land	—	$23.6	$20.7
Land improvements	10-15	13.7	12.5
Buildings and building improvements	15-40	318.6	266.4
Machinery and equipment	3-15	1,884.3	1,747.6
Construction in progress	—	116.1	92.7

		2,356.3	2,139.9
Accumulated depreciation		(726.8)	(586.4)

Property, plant and equipment, net		$1,629.5	$1,553.5

     We state property, plant and equipment including tooling at cost. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in process. All expenditures for repair and maintenance costs that do not extend the useful life of the related asset are expensed in the period incurred.

     We record depreciation on the straight-line method over the estimated useful lives of depreciable assets, which averaged approximately 13 years in 2003 and 2002. Depreciation amounted to $159.5 million, $141.5 million and $118.2 million in 2003, 2002 and 2001, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

     Impairment of Long-Lived Assets We evaluate the carrying value of long-lived assets and long-lived assets to be disposed of for potential impairment on an ongoing basis in accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We consider projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. If an impairment is deemed to exist, the carrying amount of the asset is adjusted based on its fair value.

     Goodwill We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. With the adoption of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, we no longer amortize goodwill. Instead, we periodically evaluate goodwill for impairment. Under the transitional provisions of FASB Statement No. 142, we completed our initial goodwill impairment test in the second quarter of 2002. No impairment was indicated as a result of this initial goodwill impairment test. To meet our ongoing annual obligation, we completed additional impairment tests as of December 31, 2003 and 2002 and concluded that there was no impairment of our goodwill.

     Prior to January 1, 2002, we amortized goodwill on the straight-line method over periods up to 40 years. We amortized $4.0 million ($2.5 million, net of tax) of goodwill in 2001 resulting in accumulated goodwill amortization amounting to $11.7 million at December 31, 2003, 2002 and 2001. Goodwill is our only significant intangible asset.

     Goodwill was reduced $2.4 million in 2003 due to the utilization of a portion of our foreign net operating loss carryforwards for which deferred tax asset valuation allowances were established in our initial purchase accounting for the 1998 acquisition of Albion Automotive (Holdings) Limited.

     The following sets forth a reconciliation of net income and earnings per share (EPS) information for the years ended December 31, 2003 and 2002 as compared to the year ended December 31, 2001 as adjusted for the adoption of FASB Statement No. 142:

	2003	2002	2001
	(Dollars in millions, except per share data)
Net income, as reported	$197.1	$176.1	$114.9
Add: Goodwill amortization, net of tax	—	—	2.5

Adjusted net income	$197.1	$176.1	$117.4

Basic EPS, as reported	$3.84	$3.62	$2.55

Basic EPS, as adjusted	$3.84	$3.62	$2.60

Diluted EPS, as reported	$3.70	$3.38	$2.36

Diluted EPS, as adjusted	$3.70	$3.38	$2.41

     Trade Payable Program Liability In 2003, we established an accelerated supplier payment program through which our suppliers can elect for a designated finance company to advance payment on their invoices due from us. We gain no advantage on the timing of such payments or the amounts due to be paid. The only difference between these obligations and other trade payables is that we are obligated to pay the finance company on the due date for such payment established in the terms and conditions of the purchase order. Our agreement with the finance company calls for us to share in the discount fees charged to the suppliers by the finance company for any advance payments made through this program. No such amounts were received in 2003.

     Stock-Based Compensation As permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation,” we account for our employee stock options in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Although it is our practice to grant options with no intrinsic value, we measure compensation cost as the excess, if any, of the market price of our common stock at the date of grant over the amount our associates must pay to acquire the stock.

     Had we determined compensation cost based upon the fair value of the options at the grant date consistent with the alternative fair value method set forth in FASB Statement No. 123, our net income and EPS would have been adjusted to the pro forma amounts indicated as follows:

	2003	2002	2001
	(Dollars in millions, except per share data)
Net income, as reported	$197.1	$176.1	$114.9
Deduct: Total employee stock option expense determined under the fair value method, net of tax	(13.1)	(10.5)	(5.0)

Pro forma net income	$184.0	$165.6	$109.9

Basic EPS, as reported	$3.84	$3.62	$2.55

Basic EPS, pro forma	$3.59	$3.41	$2.44

Diluted EPS, as reported	$3.70	$3.38	$2.36

Diluted EPS, pro forma	$3.50	$3.21	$2.28

     We estimated the fair value of our employee stock options on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Assumptions:
Expected volatility	47.55%	53.79%	52.10%
Risk-free interest rate	3.50%	4.60%	4.91%
Dividend yield	None	None	None
Expected life of option	7 years	7 years	7 years
Weighted average grant-date fair value	$12.69	$14.51	$5.29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Derivatives We account for derivatives under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. FASB Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative qualifies under FASB Statement No. 133 as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value, and changes in the fair value of derivatives that do not qualify as hedges, are immediately recognized in earnings.

     In May 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FASB Statement No. 149 amends and clarifies accounting for derivative instruments and hedging activities under FASB Statement No. 133. FASB Statement No. 149 is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 with this guidance applied prospectively. The adoption of this Statement did not have a significant impact on our results of operations or financial position at December 31, 2003.

     Currency Translation We translate the assets and liabilities of our foreign subsidiaries to U.S. dollars at end-of-period exchange rates. We translate the income statement elements of our foreign subsidiaries to U.S. dollars at average-period exchange rates. We report the effect of translation for our foreign subsidiaries that use the local currency as their functional currency as a separate component of stockholders’ equity. Gains and losses resulting from the remeasurement of assets and liabilities of our foreign subsidiary that uses the U.S. dollar as its functional currency are reported in current period income. We also report any gains and losses arising from transactions denominated in a currency other than our functional currency in current period income.

     Use of Estimates In order to prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. Actual results could differ from those estimates.

     Reclassifications We have reclassified certain 2001 amounts to conform to the presentation of our 2003 and 2002 consolidated financial statements.

     Effect of New Accounting Standards FASB Statement No. 132 (Revised 2003). In December 2003, the FASB issued Statement
No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” FASB Statement No. 132(R) replaces FASB Statement No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” and requires additional disclosures to those in the original FASB Statement No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. The adoption of this Statement did not have any impact on our results of operations or financial position at December 31, 2003. However, we have modified the disclosures to our consolidated financial statements as required by this Statement at December 31, 2003.

     FASB Statement No. 150. In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” FASB Statement No. 150 affects the accounting for mandatorily redeemable shares, options and forward purchase contracts that require the issuer to repurchase shares and certain obligations that can be settled in shares. FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of this Statement did not have any impact on our results of operations or financial position at December 31, 2003.

     FIN No. 46. In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51.” FIN No. 46 requires that the primary beneficiary of a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The adoption of this Interpretation did not have any impact on our results of operations or financial position at December 31, 2003.

2. LONG-TERM DEBT AND LEASE OBLIGATIONS

     Long-term debt consists of the following:

	2003	2002
	(Dollars in millions)
1997 Bank Credit Facilities:
Revolver	$60.0	$—
Term loan	—	372.0

Total 1997 Bank Credit Facilities	60.0	372.0
Receivables Facility	—	30.0
9.75% Notes, net of discount	298.8	298.6
Capital lease obligations	6.3	5.9
Other debt agreements	84.6	27.6

Long-term debt	$449.7	$734.1

     Bank Credit Facilities On January 9, 2004, we entered into a new Senior Unsecured Revolving Credit Facility (New Revolver) that provides up to $600.0 million of revolving bank financing commitments through January 2009. This New Revolver will be used for general corporate purposes, including to refinance the previously existing Senior Secured Bank Credit Facilities (1997 Bank Credit Facilities), under which we had access to term financing (Term Loan) and $378.8 million of

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

revolving bank financing commitments, and to replace our receivables financing facility (Receivables Facility), which expired in the fourth quarter of 2003. The New Revolver bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. Together with $49.0 million of uncommitted bank lines of credit, the New Revolver is now our primary source of day-to-day liquidity.

     At December 31, 2002, we had $372.0 million outstanding on the Term Loan. In the first three quarters of 2003, we made aggregate prepayments of $132.0 million on this Term Loan, which included a mandatory forward-order prepayment of $23.0 million in the first quarter of 2003 and a voluntary prepayment of $109.0 million in the third quarter of 2003. In the fourth quarter of 2003, we repaid the remaining $240.0 million balance outstanding with cash we generated from operations and short-term borrowings from our 1997 Bank Credit Facilities.

     At December 31, 2003, we had $60.0 million outstanding and $307.3 million available under the 1997 Bank Credit Facilities. This availability reflected a reduction of $11.5 million for standby letters of credit issued against the facility. The borrowings under the 1997 Bank Credit Facilities were ultimately refinanced under the New Revolver in January 2004.

     We had been amortizing fees and expenses associated with the 1997 Bank Credit Facilities over the life of the agreement. In the first quarter of 2004, the unamortized balance of such fees and expenses of $3.2 million was charged to expense when we terminated our bank financing commitments under the 1997 Bank Credit Facilities.

     Borrowings under the 1997 Bank Credit Facilities were secured by the capital stock of our significant subsidiaries and substantially all of our assets except for those securing the Receivables Facility and other permitted bank, equipment and lease financings. Borrowings under the 1997 Bank Credit Facilities bore interest at rates based on LIBOR or an alternate base rate, plus an applicable margin.

     At December 31, 2003, the weighted average interest rate on the balances outstanding under the 1997 Bank Credit Facilities was 2.7%.

     Receivables Facility In 1997, we established the Receivables Facility through AAM Receivables Corp. (Receivables Corp.), a wholly-owned, bankruptcy-remote subsidiary of American Axle & Manufacturing, Inc. (AAM Inc.). Pursuant to this Receivables Facility, AAM Inc. agreed to sell certain trade receivables from time to time to Receivables Corp., which, in turn, transferred all of such receivables to a trust that issued variable funding certificates representing undivided interests in the receivables pool. Under the variable funding certificates, a bank group provided us with a revolving financing commitment of up to $153.0 million. In the fourth quarter of 2003, the Receivables Facility expired.

     Redemption of 9.75% Notes In February 2004, we issued $250.0 million of 5.25% Senior Notes due February 2014 (5.25% Notes) and $150.0 million of 2.00% Senior Convertible Notes due 2024 (2.00% Convertible Notes) in concurrent private offerings pursuant to Rule 144A of the Securities Act of 1933, as amended. We received net proceeds from these offerings of approximately $394.0 million, after deducting the discounts and commissions of the initial purchasers and other expenses. We used a portion of the net proceeds to repurchase approximately $63.0 million, or 1.59 million shares, of our common stock in privately negotiated transactions. The remainder of the net proceeds was used to redeem all $300.0 million of the outstanding 9.75% Senior Subordinated Notes due March 2009 (9.75% Notes) at a cost of $314.6 million on March 1, 2004, and for other general corporate purposes. In the first quarter of 2004, the $14.6 million call premium and an additional $5.7 million of unamortized discounts and debt issuance costs were charged to expense as a result of this redemption.

     The 5.25% Notes are unsecured senior obligations of AAM, Inc. and are fully and unconditionally guaranteed by Holdings. Holdings is the survivor of a migratory merger with American Axle & Manufacturing of Michigan, Inc. (AAMM) and has no significant assets other than its 100% ownership of AAM Inc. Holdings has no subsidiaries other than AAM Inc. The 2.00% Convertible Notes are unsecured senior obligations of Holdings and are fully and unconditionally guaranteed by AAM Inc.

     Leases We lease certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $20.8 million and $37.4 million of such gross asset cost is included in property, plant and equipment at December 31, 2003 and 2002, respectively. The weighted-average interest rate on these capital lease obligations at December 31, 2003 was 3.6%.

     We also lease certain facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/or purchase options. Future minimum payments under noncancellable operating leases are as follows: $32.9 million in 2004; $29.6 million in 2005; $29.4 million in 2006; $29.2 million in 2007; $29.3 million in 2008 and $38.9 million thereafter. Our total expense related to operating leases was $33.3 million, $44.3 million and $48.5 million in 2003, 2002 and 2001, respectively.

     Other Debt Agreements We utilize local currency credit facilities to finance the operations of certain foreign subsidiaries. These credit facilities, guaranteed by Holdings, expire at various dates through March 2006. At December 31, 2003, $36.0 million was outstanding and an additional $3.2 million was available to us under such credit facilities.

     In 2003, we secured the use of an additional $25.0 million of uncommitted bank lines of credit, which increased our total availability under such uncommitted credit lines to $49.0 million. At December 31, 2003, $48.5 million was outstanding on such Money Market Lines bearing interest at a weighted average rate of 2.6%. At December 31, 2002, $7.0 million was outstanding on an uncommitted bank credit line.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Debt Covenants The 1997 Bank Credit Facilities and the 9.75% Notes contained various operating covenants which, among other things, imposed limitations on our ability to declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock, incur liens, incur indebtedness, or merge, make acquisitions or sell assets. We were also required to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures.

     The New Revolver contains less restrictive covenants which, among other things, require us to comply with a leverage ratio and maintain a minimum level of net worth. The New Revolver also limits our ability to incur certain types of liens and amounts of indebtedness or merge into another company.

     Debt Maturities Aggregate maturities of long-term debt are as follows (Dollars in millions):

2004	$121.5
2005	8.9
2006	18.1
2007	0.3
2008	0.4
Thereafter	300.5

Total	$449.7

     We have sufficient availability to refinance all current maturities of long-term debt through the 1997 Bank Credit Facilities and the uncommitted bank lines of credit and have, therefore, classified such obligations as long-term debt at December 31, 2003.

     Net Interest Expense The following table summarizes supplemental information regarding the components of net interest expense as reported in our consolidated statements of income:

	2003	2002	2001
	(Dollars in millions)
Gross interest expense	$53.5	$59.2	$73.5
Capitalized interest	(6.0)	(8.2)	(13.2)
Interest income	(0.7)	(0.4)	(0.9)

Net interest expense	$46.8	$50.6	$59.4

3. DERIVATIVES AND RISK MANAGEMENT

     Derivative Financial Instruments In the normal course of business, we are exposed to market risk principally associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments, from time to time, based on management’s judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

     Currency Forward Contracts Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Mexican Peso, Pound Sterling and Brazilian Real. We had currency forward contracts with a notional amount of $14.6 million outstanding at December 31, 2003. We had a nominal amount of currency hedges in effect during 2002 and, at December 31, 2002, we did not have any currency hedges in place.

     Interest Rate Swaps We were exposed to variable interest rates on the 1997 Bank Credit Facilities and a portion of our sale-leaseback financing. At December 31, 2003, we hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $26.4 million. These interest rate swaps, which were first established in 1999, convert variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96%. Generally, we designate interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. The ineffective portion of any such hedges is included in current earnings. The impact of hedge ineffectiveness was not significant during the year ended December 31, 2003.

     Fair Value of Financial Instruments The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of our borrowings under the 1997 Bank Credit Facilities, the Money Market Lines and other foreign debt approximates their fair value due to the frequent resetting of the interest rates. We have estimated the fair value of the 9.75% Notes, using available market information, to be approximately $318.0 million at December 31, 2003, and $322.5 million at December 31, 2002.

     Concentrations of Credit Risk In the normal course of business, we provide credit to customers in the automotive industry. We periodically evaluate the credit worthiness of our customers and we maintain reserves for potential credit losses, which, when realized, have been within the range of our allowances for doubtful accounts. When appropriate, we also diversify the concentration of invested cash among different financial institutions and we monitor the selection of counter parties to other financial instruments to avoid unnecessary concentrations of credit risk.

     Sales to General Motors Corporation (GM) were approximately 82%, 86% and 87% of our total net sales in 2003, 2002 and 2001, respectively. Accounts receivable due from GM were $245.7 million at year-end 2003 and $233.1 million at year-end 2002. No other single customer accounted for more than 10% of our consolidated net sales in any year presented.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

4. IMPACT OF INSURANCE SETTLEMENTS

     On May 8, 2003, a tornado damaged a GM production facility in Oklahoma City, Oklahoma and, as a result, GM was unable to maintain its production schedules for that facility in the second quarter of 2003. This event negatively impacted our sales and gross margin in the second quarter of 2003 as we continued to incur fixed charges and extra expenses subsequent to this event. Our insurance policies provided coverage for costs we incurred during this business interruption. In 2003, we recovered $5.2 million from our insurance providers in excess of a $2.5 million deductible in full settlement of our claim for this event.

     On July 14, 2002, a fire occurred at our forge operations in Detroit. There were no resulting injuries and the fire did not affect our ability to meet customer demand. Our insurance policies provided coverage for the property destroyed and incremental costs incurred to maintain continuity of supply.

•	Damage for Property Destroyed - A portion of the building and several machines were damaged. At year-end 2002, a substantial portion of our insurance claim was settled and we recognized a gain in the fourth quarter of $10.4 million in other income. This gain consisted of $11.0 million of expected proceeds from the insurance company related to our overall property damage claim offset by $0.1 million net book value of the damaged building and equipment, and a $0.5 million insurance deductible related to property damage expensed in the third quarter. Additionally, we recognized $1.9 million ($0.9 million in cost of goods sold and $1.0 million in SG&A) of incremental profit sharing expense in 2002 as a result of this gain. The net pre-tax gain at year-end 2002 was $8.5 million and the net after-tax gain amounted to $5.5 million.

•	Incremental Costs - While the fire did not affect our ability to meet customer demand, additional costs of $4.9 million were incurred in 2002 to maintain continuity of supply to our customers. These costs were offset by insurance recoveries received in 2002 and had no impact on our results of operations. However, our gross profit was impacted by a $0.5 million insurance deductible related to incremental costs in the third quarter of 2002.

     At year-end 2002, we had $9.0 million of accounts receivable related to this insurance settlement. At year-end 2003, this claim was settled in full, and all cash had been collected related to this claim.

5. EMPLOYEE BENEFIT PLANS

     Pension and Other Postretirement Benefits We sponsor various qualified and non-qualified defined benefit pension plans for our eligible associates. We also maintain hourly and salaried benefit plans that provide postretirement medical, dental, vision and life benefits to our eligible retirees and their dependents in the U.S. We provide benefits under collective bargaining agreements to a majority of our hourly associates.

     Actuarial valuations of our benefit plans were made as of September 30, 2003 and 2002. The principal weighted average assumptions used in the valuation of our U.S. and foreign plans appear in the following table. The expected long-term rate of return on plan assets was based on our review of the long-term historical rates of return for the asset classes on which our current asset allocation strategy is based.

	Pension Benefits						Other Benefits
	2003		2002		2001		2003	2002	2001
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
Discount rate	6.25%	5.50%	6.75%	5.50%	7.50%	6.00%	6.25%	6.75%	7.50%
Expected return on plan assets	9.00%	8.00%	9.00%	8.00%	9.25%	8.00%	N/A	N/A	N/A
Rate of compensation increase	4.25%	3.50%	4.25%	3.50%	4.25%	3.50%	4.25%	4.25%	4.25%

     Our pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category appear in the following table. The target allocation strategy utilized was based on the duration of our expected future plan funding requirements in addition to the consideration of current and estimated future market trends and conditions.

	U.S.			Foreign
	Plan Assets at December 31,		Target	Plan Assets at December 31,		Target
Asset Category	2003	2002	Allocation	2003	2002	Allocation
Equity securities	66.3%	56.2%	65.0% - 70.0%	69.0%	64.0%	65.0% - 70.0%
Fixed income securities	31.4%	35.6%	30.0% - 35.0%	29.0%	34.0%	30.0% - 35.0%
Cash	2.3%	8.2%	0.0% - 5.0%	2.0%	2.0%	0.0% - 5.0%

Total	100.0%	100.0%		100.0%	100.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The accumulated benefit obligation for all defined benefit pension plans was $393.2 million and $317.0 million at September 30, 2003 and 2002, respectively. The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to the net benefit plan asset (liability):

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
	(Dollars in millions)		(Dollars in millions)
Change in benefit obligation:
Benefit obligation at beginning of year	$335.7	$249.3	$274.4	$170.4
Service cost	28.1	24.0	32.6	22.5
Interest cost	23.6	19.7	20.7	14.4
Plan amendments	—	—	(2.2)	—
Actuarial loss	26.7	41.0	73.6	68.4
Participant contributions	1.6	1.8	—	—
Curtailments	—	(0.7)	—	—
Special termination benefits	9.3	—	—	—
Benefit payments	(16.0)	(5.0)	(1.6)	(1.3)
Currency fluctuations	7.5	5.6	—	—

Net change	80.8	86.4	123.1	104.0

Benefit obligation at end of year	416.5	335.7	397.5	274.4

Change in plan assets:
Fair value of plan assets at beginning of year	210.3	199.8	—	—
Actual return on plan assets	39.0	(26.3)	—	—
Employer contributions	44.6	36.8	1.6	1.3
Participant contributions	1.6	1.8	—	—
Benefit payments	(16.0)	(5.0)	(1.6)	(1.3)
Currency fluctuations	4.0	3.2	—	—

Net change	73.2	10.5	—	—

Fair value of plan assets at end of year	283.5	210.3	—	—

Funded status — U.S. plans at September 30	(96.3)	(95.6)	(397.5)	(274.4)
Funded status — foreign plan at September 30	(36.7)	(29.8)	—	—
Unrecognized actuarial loss	123.9	111.9	138.2	64.9
Unrecognized prior service cost	15.4	17.2	(2.1)	—
Fourth quarter contribution	8.5	10.7	0.4	0.3

Net asset (liability) at December 31	$14.8	$14.4	$(261.0)	$(209.2)

     Amounts recognized in our balance sheets are as follows:

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
	(Dollars in millions)		(Dollars in millions)
Prepaid benefit cost	$16.2	$14.1	$—	$—
Accrued benefit liability	(106.0)	(96.5)	(261.0)	(209.2)
Intangible asset	14.3	16.0	—	—
Minimum pension liability adjustment	90.3	80.8	—	—

Net asset (liability) at December 31	$14.8	$14.4	$(261.0)	$(209.2)

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

     The components of net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001
	(Dollars in millions)			(Dollars in millions)
Service cost	$28.1	$24.0	$21.0	$32.6	$22.5	$17.5
Interest cost	23.6	19.7	16.4	20.7	14.4	10.6
Expected asset return	(23.6)	(20.8)	(17.7)	N/A	N/A	N/A
Amortized loss (gain)	1.9	0.1	(1.7)	2.4	—	(1.2)
Amortized prior service cost	1.7	1.6	1.7	—	—	—
Special termination benefits	9.3	—	—	—	—	—
Other	0.2	1.0	—	—	—	—

Net benefit cost	$41.2	$25.6	$19.7	$55.7	$36.9	$26.9

     For measurement purposes, an 11.0% annual increase in the per-capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase in the assumed health care cost trend rate would have increased total service and interest cost in 2003 and the postretirement obligation by $13.0 million and $87.6 million, respectively. A one-percentage-point decrease in the assumed health care cost trend rate would have decreased total service and interest cost in 2003 and the postretirement obligation by $9.8 million and $66.6 million, respectively.

     Accelerated Attrition Program In accordance with FASB Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” we recorded a $9.3 million charge in 2003 for hourly associates who were eligible to participate in an early retirement program. Each hourly associate who elected to participate received a one-time lump sum payment.

     Severance Obligations and Other Postemployment Benefits Pursuant to FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits,” we recorded a $3.4 million charge during the third quarter of 2003 to adjust our salary workforce to meet current business conditions.

     During 2001 and in connection with the consolidation of our operations located in the United Kingdom, we accrued benefits payable (including loyalty bonuses) to approximately 350 associates. We expensed a total of $10.0 million for such benefits in 2001, of which approximately $9.7 million was unpaid and accrued at December 31, 2001, and subsequently paid.

     Voluntary Savings Plans Most of our U.S. associates are eligible to participate in voluntary savings plans. Our maximum match under these plans is 50% of salaried associates’ contributions, up to 6% of their eligible salary. Matching contributions amounted to $2.3 million in both 2003 and 2002 and $2.0 million in 2001. Under these plans, our common stock became an investment option for our participants during 2002.

     Deferred Compensation Plan Certain U.S. associates are eligible to participate in a non-qualified deferred compensation plan. We have not funded any portion of the $9.7 million liability at December 31, 2003 or the $7.1 million liability at December 31, 2002. We recognized $1.3 million, $0.6 million and $0.5 million of expense related to this deferred compensation plan in 2003, 2002 and 2001, respectively.

     Medicare Prescription Drug, Improvement and Modernization Act of 2003 On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. This Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of postretirement health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. At year-end 2003, in accordance with the FASB Staff Position (FSP) issued January 12, 2004, the effects of the Act on our plan are not reflected in our consolidated financial statements or accompanying notes because our valuation date of September 30, 2003 preceded the effective date of this Act.

     Contributions At year-end 2003, we expected our pension funding in 2004 to approximate our 2004 pension expense in the range of $40.0 million to $50.0 million and our funding of postretirement healthcare obligations to be less than $5.0 million in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. STOCK OPTIONS

     At December 31, 2003, we have stock options outstanding under three stock compensation plans approved by our stockholders. Under two of these plans, one of which was amended by our stockholders in 2001, a total of 14.1 million options have been authorized for issuance to our directors, officers and certain other associates in the form of options, stock appreciation rights or other awards that are based on the value of our common stock. We have granted a total of 12.2 million options under these stock compensation plans through December 31, 2003, which become vested based upon duration of employment. The vesting of some of these options awarded pursuant to one of the plans was accelerated due to the satisfaction of certain annual or cumulative performance criteria. At December 31, 2003, 5.5 million of these options have been exercised.

     At December 31, 2003, there are also 0.3 million options held by several of our officers that were granted in 1997 as a replacement for an incentive compensation plan established in 1994. These options were immediately vested and are exercisable at a weighted-average exercise price per share of approximately $0.07. A total of 1.5 million options granted under this plan have been exercised prior to December 31, 2003.

     The following table summarizes activity relating to our stock options:

	Number of	Weighted-Average
	Shares	Exercise Price
	(In millions, except per share data)
Outstanding at January 1, 2001	8.8	$5.90
Options granted	1.6	8.94
Options exercised	(0.4)	2.42
Options lapsed or canceled	(0.1)	6.09

Outstanding at December 31, 2001	9.9	$6.54
Options granted	1.8	24.25
Options exercised	(2.7)	4.61
Options lapsed or canceled	(0.1)	12.57

Outstanding at December 31, 2002	8.9	$10.61
Options granted	2.0	23.74
Options exercised	(3.9)	6.55
Options lapsed or canceled	—	20.56

Outstanding at December 31, 2003	7.0	$16.43

     Options outstanding at December 31, 2003 have a weighted-average remaining contractual life of approximately 8 years. The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2003:

		Weighted	Number of	Weighted
	Outstanding	Average	Stock Options	Average
	Stock Options	Exercise Price	Exercisable	Exercise Price

	(In millions, except per share data)		(In millions, except per share data)
Range of exercise prices:
$0.01 - $0.25	0.3	$0.07	0.3	$0.07
$4.26	1.0	4.26	1.0	4.26
$8.85	1.0	8.85	0.5	8.85
$9.25 - $13.13	0.1	12.20	0.1	12.32
$15.00 - $24.13	2.9	20.90	1.0	15.30
$24.15 - $34.88	1.7	24.26	0.5	24.27

	7.0	$16.43	3.4	$10.69

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

7. INCOME TAXES

     Income before income taxes for U.S. and non-U.S. operations was as follows:

	2003	2002	2001
	(Dollars in millions)
U.S. income	$285.4	$263.1	$161.5
Non-U.S. income	17.8	10.7	19.4

Total income before income taxes	$303.2	$273.8	$180.9

     The following is a summary of the components of our provisions for income taxes:

	2003	2002	2001
	(Dollars in millions)
Current:
Federal	$76.2	$31.4	$7.3
Other state and local	6.8	4.9	0.9
Foreign	2.7	2.7	17.6

Total current	85.7	39.0	25.8

Deferred:
Federal	$20.0	45.5	38.4
Other state and local	(2.9)	4.1	1.9
Foreign	3.3	9.1	(0.1)

Total deferred	20.4	58.7	40.2

Total income taxes	$106.1	$97.7	$66.0

     The following is a reconciliation of our provision for income taxes to the expected amounts using statutory rates:

	2003	2002	2001
Federal statutory	35.0%	35.0%	35.0%
Foreign income taxes	(0.1)	3.0	4.2
State and local	0.8	2.0	0.5
Federal tax credits	(1.0)	(2.0)	(1.2)
Other	0.3	(2.3)	(2.0)

Effective income tax rate	35.0%	35.7%	36.5%

     The following is a summary of the significant components of our deferred tax assets and liabilities:

	2003	2002
	(Dollars in millions)
Current deferred tax assets:
Employee benefits	$11.4	$9.0
Accounts receivable	—	1.1
Inventory and other	5.3	—

Total current deferred tax assets	16.7	10.1

Current deferred tax liabilities:
Inventory and other	0.4	1.0

Current deferred tax assets, net	$16.3	$9.1

	2003	2002
	(Dollars in millions)

Noncurrent deferred tax assets:
Employee benefits	$115.4	$96.8
NOL carryforwards	18.4	20.4
Tax credit carryforwards	2.9	14.4
Fixed assets	17.4	15.0
Prepaid taxes	17.4	20.3
Goodwill	0.4	3.1
Other	4.1	4.9
Valuation allowances	(34.9)	(41.6)

Noncurrent deferred tax assets, net	141.1	133.3

Noncurrent deferred tax liabilities:
Fixed assets	(207.2)	(174.4)

Noncurrent deferred tax liability, net	$(66.1)	$(41.1)

     Noncurrent deferred tax assets and liabilities recognized in our balance sheets are as follows:

	2003	2002
	(Dollars in millions)
U.S. Federal deferred tax liability, net	$(73.0)	$(52.0)
Other foreign deferred tax asset, net	6.9	10.9

Noncurrent deferred tax liability, net	$(66.1)	$(41.1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The deferred income tax assets and liabilities summarized in the preceding tables reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. At year-end 2003 and 2002, our net noncurrent foreign deferred tax asset was primarily attributable to timing differences related to our minimum pension liability for our foreign operations. Also at year-end 2003 and 2002, our net noncurrent U.S. Federal deferred tax liability was principally attributable to the impact of accelerated tax depreciation. The impact of this accelerated tax depreciation was partially offset in both 2003 and 2002 by timing differences related to postretirement benefits and alternative minimum tax credit carryforwards that do not expire. In 2002, our net noncurrent U.S. Federal deferred tax liability was also impacted by U.S. Federal R&D tax credit carryforwards that expire between 2018 and 2022.

     Our deferred tax asset valuation allowances at December 31, 2003 and 2002 were principally related to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances. In 2003, we utilized a portion of such foreign net operating losses.

     Payments for federal, state, local and foreign income taxes were $44.9 million, $31.5 million and $31.7 million in 2003, 2002 and 2001, respectively.

8. EARNINGS PER SHARE

     The following table sets forth the computation of our basic and diluted EPS:

	2003	2002	2001
	(In millions, except per share data)
Numerator:
Net income	$197.1	$176.1	$114.9

Denominators:
Basic shares outstanding –
Weighted-average shares outstanding	51.3	48.6	45.1
Effect of dilutive securities:
Dilutive stock options	2.0	3.5	3.6

Diluted shares outstanding –
Adjusted weighted- average shares after assumed conversions	53.3	52.1	48.7

Basic EPS	$3.84	$3.62	$2.55

Diluted EPS	$3.70	$3.38	$2.36

     Certain exercisable stock options were excluded in the computations of diluted EPS because the exercise price of these options was greater than the average annual market prices. The number of stock options outstanding, which was not included in the calculation of diluted EPS, was less than 0.1 million at year-end 2003 and 2002, and 1.7 million at year-end 2001. The ranges of exercise prices related to the excluded exercisable stock options were $34.15 - $34.88 at year-end 2003, $27.00 - $34.88 at year-end 2002 and $15.00 - $15.56 at year-end 2001.

9. COMMITMENTS AND CONTINGENCIES

     Obligated purchase commitments for capital expenditures were approximately $117.4 million at December 31, 2003 and $93.2 million at December 31, 2002.

     We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

     We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our purchase of the assets from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2003, and we do not expect such expenditures to be significant in 2004.

10. STOCKHOLDER RIGHTS PLAN

     On September 15, 2003, our Board of Directors adopted a Stockholder Rights Plan (Rights Plan) and declared a dividend of one preferred share purchase right (Right) for each outstanding share of common stock for stockholders of record on September 25, 2003 (Record Date). The Rights Plan provides a reasonable means of safeguarding the interests of all stockholders against

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

unsolicited takeover attempts at a price not reflective of its fair value. The Rights Plan is designed to give the Board of Directors sufficient time to evaluate and respond to an unsolicited takeover attempt and to encourage anyone or group considering such action to negotiate first with the Board of Directors.

     Each Right entitles the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock (Preferred Stock) at a purchase price of $120.00 per one one-thousandth of a share of Preferred Stock, subject to certain adjustments. A Right is not exercisable until 10 days after a person or group becomes the beneficial owner of 15% or more of our common stock, or 15 days after a person or group announces an intent to acquire or takes steps that will result in the acquisition of 15% or more ownership of our common stock. Until then, the Rights will be evidenced by and traded automatically with common stock. Separate Rights Certificates will not be issued unless a triggering event occurs pursuant to the Rights Plan.

     Upon payment of the purchase price, the holder of a Right (other than the acquiring person or group) will be entitled to receive, in lieu of Preferred Stock, a number of shares of our common stock, or in stock of the surviving enterprise if AAM is acquired, having a market value of two times the purchase price. Stockholders beneficially owning 15% or more of our common stock on the Record Date are not restricted under the Rights Plan so long as such stockholders do not acquire beneficial ownership of an additional 2% or more of outstanding common stock. The Board of Directors may redeem the Rights at any time before a person or group announces its acquisition of 15% or more of our common stock. The Rights expire on the earlier of September 15, 2013 or the date of their redemption or exchange. In connection with the Rights Plan, certain corporate officers signed Continuity Agreements that will enable them to focus on our business and help maintain the value of AAM during periods of uncertainty that may arise from a potential change in control.

11. RELATED PARTY TRANSACTIONS

     In 1997, Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (Blackstone) acquired a majority ownership interest in our company through a leveraged recapitalization transaction. In connection with this transaction, we entered into an agreement, which was amended in 2001, pursuant to which Blackstone provided certain advisory and consulting services to us. We incurred costs of $2.6 million, $2.0 million and $4.0 million for such services provided by Blackstone in 2003, 2002 and 2001, respectively. In December 2003, Blackstone completed their orderly exit strategy with a secondary offering of approximately 6.5 million shares to outside investors at which time this agreement terminated. The following table summarizes Blackstone’s ownership and shares offered to outside investors in 2003, 2002 and 2001:

	Blackstone’s Ownership
		Shares	Approximate
	Shares	Beneficially Owned	% Owned
	Offered	After Offerings	After Offerings
	(In millions)
August 2001(1)	4.5	22.0	43%
March 2002(2)	8.0	14.0	27%
October 2003(2)	7.5	6.5	12%
December 2003(2)	6.5	0.0	0%

(1)	In August 2001, in addition to Blackstone’s sale of our common stock, we raised $57.7 million in a public offering of 7.5 million shares of our common stock through which we issued 3.0 million treasury shares. We used the proceeds from the sale of our shares in 2001 to repay a portion of our outstanding debt.

(2)	AAM did not sell any shares and did not receive any of the proceeds from the sale of shares by the selling stockholders in the March 2002, October 2003 and December 2003 offerings.

     In March 2002, in addition to Blackstone’s sale of our common stock, Richard E. Dauch, AAM’s Co-Founder, Chairman of the Board & Chief Executive Officer, sold 1.5 million shares of our common stock in a public offering. Prior to the March 2002 offering, Mr. Dauch’s beneficial ownership of our common stock was approximately 17%. After such offering, Mr. Dauch beneficially owned approximately 14% of our common stock. At year-end 2003, Mr. Dauch is our largest stockholder, with beneficial ownership of approximately 15%.

     Consistent with our Registration Statement disclosures related to these offerings, we have assumed the exercise of deep-in-the-money options to purchase common shares that were granted prior to our initial public offering and that were exercisable at the time of the offerings in the determination of the beneficial ownership percentages for Blackstone and Mr. Dauch. Approximately 1.4 million, 2.0 million, 4.1 million and 4.0 million shares of common stock related to such options were assumed to be outstanding in the beneficial ownership calculations in December 2003, October 2003, March 2002 and August 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SEGMENT AND GEOGRAPHIC INFORMATION

     We operate in one reportable segment: the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, SUVs and passenger cars. Financial information relating to our operations by geographic area is presented in the following table. Net sales are attributed to countries based upon location of customer. Long-lived assets exclude deferred income taxes.

	2003	2002	2001
	(Dollars in millions)
Net sales:
United States	$2,600.0	$2,524.9	$2,305.9
Canada	325.2	402.7	376.1
Mexico and South America	642.2	432.1	299.1
Europe and other	115.3	120.5	126.1

Total net sales	$3,682.7	$3,480.2	$3,107.2

Long-lived assets:
United States	$1,410.7	$1,378.4	$1,308.0
Other	416.5	380.3	355.5

Total long-lived assets	$1,827.2	$1,758.7	$1,663.5

13. UNAUDITED QUARTERLY FINANCIAL AND MARKET DATA

	March 31	June 30	September 30	December 31		Full Year
	(Dollars in millions, except per share data)
2003:
Net sales	$975.3	$913.6	$867.7	$926.1		$3,682.7
Gross profit	144.7	137.8	119.4	138.4		540.3
Net income	54.0	51.0	38.7	53.4		197.1
Basic EPS	$1.08	$1.01	$0.74	$1.01		$3.84
Diluted EPS(1)	$1.02	$0.97	$0.71	$0.96		$3.70
Market price(2)
High	$25.79	$25.65	$33.17	$40.53		$40.53
Low	$19.50	$21.24	$24.05	$30.47		$19.50

2002:
Net sales	$859.2	$881.3	$828.7	$911.0		$3,480.2
Gross profit	118.7	131.5	112.3	129.2		491.7
Net income	38.8	48.6	36.5	52.2	(3)	176.1
Basic EPS	$0.82	$1.01	$0.74	$1.05		$3.62
Diluted EPS(1)	$0.75	$0.92	$0.70	$0.99		$3.38
Market price(2)
High	$30.05	$36.19	$31.00	$24.86		$36.19
Low	$20.26	$25.95	$21.00	$20.45		$20.26

(1)	Full year diluted EPS will not necessarily agree to the sum of the four quarters because each quarter is a separate calculation.

(2)	Prices are the quarterly high and low closing sales prices for our common stock as reported by the New York Stock Exchange. We had approximately 459 stockholders of record as of February 12, 2004.

(3)	The fourth quarter of 2002 includes a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit. See Note 4 to the consolidated financial statements for further discussion.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Nine Year Financial Summary
Year Ended December 31,
(In millions, except per share data)

	2003	2002	2001	2000	1999	1998		1997	1996	1995
Statement of income data:
Net sales	$3,682.7	$3,480.2	$3,107.2	$3,069.5	$2,953.1	$2,040.6	(b)	$2,147.5	$2,022.3	$1,968.1
Gross profit	540.3	491.7	409.7	426.2	388.8	156.4	(b)	216.0	172.0	179.5
Selling, general and administrative expenses	194.0	180.5	164.4	162.6	147.6	106.4		104.0	83.1	70.6
Operating income	346.3	311.2	241.3	259.4	237.8	49.9	(b)	112.0	88.9	108.9
Net interest (expense) income	(46.8)	(50.6)	(59.4)	(58.8)	(54.6)	(44.3)		(1.8)	9.4	9.1
Net income	197.1	176.1 (a)	114.9	129.2	115.6	3.5		55.3	61.7	70.6
Diluted earnings per share	$3.70	$3.38	$2.36	$2.60	$2.34	$0.08		$0.43	$0.43	$0.50
Diluted shares outstanding(c)	53.3	52.1	48.7	49.7	49.5	43.2		126.5	142.5	142.5

Balance sheet data:
Cash and cash equivalents	$12.4	$9.4	$12.3	$35.2	$140.2	$4.5		$17.3	$126.0	$170.3
Total assets	2,397.8	2,335.7	2,160.9	1,902.5	1,673.2	1,223.9		1,016.7	771.2	737.0
Total long-term debt	449.7	734.1	878.2	817.1	774.9	693.4		507.0	2.4	1.0
Preferred stock	—	—	—	—	—	—		—	200.0	200.0
Stockholders’ equity	954.7	703.6	534.7	372.0	263.7	40.4		37.2	250.2	168.6

Statement of cash flows data:
Cash provided by operating activities	$496.9	$384.2	$232.8	$252.2	$310.3	$81.4		$200.8	$65.7	$196.9
Cash used in investing activities	(232.1)	(252.9)	(375.5)	(381.0)	(354.1)	(251.5)		(282.6)	(131.2)	(147.1)
Cash (used in) provided by financing activities	(262.6)	(133.2)	120.2	24.1	179.5	157.3		(26.9)	21.2	(0.3)

Other data:
EBITDA(d)	$513.8	$470.6	$367.8	$377.0	$334.6	$119.2		$152.8	$134.7	$144.8
Depreciation and amortization	163.1	145.8	126.6	107.9	89.5	68.8		50.2	36.1	25.2
Capital expenditures	229.1	207.7	375.5	381.0	301.7	210.0		282.6	162.3	147.1
(Proceeds from) buyouts of sale-leasebacks	3.0	45.2	—	—	(187.0)	—		—	(31.1)	—

(a)	Excluding a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit, net income would have been $170.6 million. See Note 4 to the consolidated financial statements for further discussion.

(b)	Excluding the GM work stoppage which occurred in June and July of 1998 and the temporary reduction of certain payments made by GM to us as part of the commercial arrangements between us, net sales would have been $2,279.7 million, gross profit would have been $279.1 million and operating income would have been $172.6 million.

(c)	Pursuant to a migratory merger effected in January 1999 and undertaken in connection with the IPO, each share of American Axle & Manufacturing of Michigan, Inc.’s common stock was converted into 3,945 shares of American Axle & Manufacturing Holdings, Inc. common stock. All share and per share amounts have been adjusted to reflect this conversion.

(d)	We believe that EBITDA is a meaningful measure of performance as it is commonly utilized by management and investors to analyze operating performance and entity valuation. Our management, the investment community and the banking institutions routinely use EBITDA, together with other measures, to measure our operating performance relative to other Tier I automotive suppliers. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined under accounting principles generally accepted in the United States of America. Other companies may calculate EBITDA differently.

	2003	2002	2001	2000	1999	1998	1997	1996	1995
Net income	$197.1	$176.1	$114.9	$129.2	$115.6	$3.5	$55.3	$61.7	$70.6
Interest expense	47.5	51.0	60.3	65.7	61.7	44.8	8.4	0.3	1.6
Income taxes	106.1	97.7	66.0	74.2	67.8	2.1	38.9	36.6	47.4
Depreciation and amortization	163.1	145.8	126.6	107.9	89.5	68.8	50.2	36.1	25.2

EBITDA	$513.8	$470.6	$367.8	$377.0	$334.6	$119.2	$152.8	$134.7	$144.8