Form 10-K, Exhibit 13
period 2004-12-31
AMERICAN AXLE & MANUFACTURING HOLDINGS INC
filed 2005-03-01
CIK 1062231

Exhibit 13

AAMFINANCIALS

Management’s Discussion and Analysis

OVERVIEW

American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, sport utility vehicles (SUVs), passenger cars and crossover vehicles. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, chassis modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and metal formed products.

We are the principal supplier of driveline components to General Motors Corporation (GM) for its rear-wheel drive (RWD) light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive/ all-wheel drive (4WD/AWD) axle requirements for these vehicle platforms. Sales to GM were approximately 80% of our total net sales in 2004, 82% in 2003 and 86% in 2002.

As a result of our Component Supply Agreement (CSA) and Lifetime Program Contracts with GM (LPCs), we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by a LPC. Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We will compete for future GM business upon the expiration of the LPCs or the CSA.

We are also the principal supplier of driveline system products for the Chrysler Group’s heavy-duty Dodge Ram full-size pickup trucks (Dodge Ram program) and its derivatives. As part of this program, we have commenced supply of a fully integrated computer-controlled chassis system for the 2005 Dodge Ram Power Wagon in the fourth quarter of 2004. Sales to DaimlerChrysler Corporation (DaimlerChrysler) were 11% of our total net sales in 2004, 9% in 2003 and 4% in 2002.

We continue to diversify our customer base. In addition to GM and DaimlerChrysler, we supply driveline systems and other related

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

components to PACCAR Inc., Volvo Group, Ford Motor Company, and other original equipment manufacturers (OEMs) and Tier I supplier companies such as Delphi Corporation, New Venture Gear, Inc. and The Timken Company. Our sales to customers other than GM increased 8% to $728.0 million in 2004 as compared to $674.0 million in 2003 and $498.5 million in 2002. In 2005, we will launch rear drive modules (RDMs) and independent front drive axles (IFDAs) for South Korean automaker Ssangyong Motor Corporation.

INDUSTRY TRENDS AND COMPETITION

There are a number of key trends affecting the highly competitive automotive industry. The industry is global with an increased emphasis on new consumer markets, geographically diverse production facilities and supplier consolidation. Pricing pressures are significant, while domestic manufacturing costs, including labor and certain raw materials, are escalating. As a result, OEMs and suppliers are developing strategies to reduce costs such as producing in low cost locations and sourcing on a global basis. Product development and advanced technology are critical to attracting and retaining business. The driveline systems segment of the industry in which we compete reflects these trends, and we expect them to continue.

GLOBAL AUTOMOTIVE PRODUCTION  Global automotive production is increasing in Eastern Europe, Asia (particularly China, South Korea and India) and South America. The rate of growth of automotive production in these regions is expected to be much greater than the more traditional automotive production centers such as North America, Western Europe and Japan. Our first Asian program will begin in 2005 as we launch production of RDMs and IFDAs for South Korean automaker Ssangyong Motor Corporation. We have also opened offices in India, China and South Korea to support these growing markets. We expect our activity in these markets to increase significantly over the next several years.

PRICE PRESSURE  Year-over-year price reductions are a common practice in the automotive industry. We sell most of our products under long-term contracts with prices scheduled at the time the contracts are established. Some of our contracts require us to reduce our prices in subsequent years and most of our contracts allow us to adjust prices for engineering changes. We do not believe that the price reductions we have committed to our customers will have a material adverse impact on our future operating results, because we intend to continue offsetting such price reductions through purchased material cost reductions and other productivity improvements.

STEEL AND OTHER METALLIC MATERIAL PRICING  Recent worldwide market conditions have resulted in significant increases in steel and other metallic material prices. We are focused on mitigating the impact of this trend through commercial agreements with our customers, strategic sourcing arrangements with suppliers and technology advancements that will allow us to use less metallic materials in the manufacture of our products.

The majority of our sales contracts with our largest customer provide price adjustment provisions for metal market price fluctuations. Because we do not have such provisions with all of our customers for all of the parts that we sell, we are experiencing higher net costs for raw materials. These escalating prices have come in the form of metal market adjustments, base price increases and surcharges. We also have contracts with our steel suppliers that ensure continuity of supply. Additionally, our validation and testing capabilities enable us to strategically utilize steel sources on a global basis, and we now have qualified steel sources in Brazil, Italy, Mexico and South Korea.

SUPPLY BASE CONSOLIDATION  The OEMs have reduced their supply base, preferring stronger relationships with a fewer number of suppliers capable of designing, engineering, testing, validating and manufacturing systems and modules for their increasingly global operations. The trend is to move away from regional suppliers and toward suppliers that can serve global markets in a cost efficient manner. The financial strength of suppliers is also an important factor in sourcing decisions as the OEMs work to protect their continuity of supply. We believe our engineering capabilities and financial resources position us well in this environment.

Supply base consolidation is not limited to Tier I suppliers. The competitive pressures of the automotive industry have forced the consolidation of our supply base as well. We have expanded our global purchasing activities in order to procure materials cost-effectively while ensuring continuity of high quality supply.

SHIFT OF WARRANTY RESPONSIBILITIES  The OEMs are also shifting warranty responsibilities to their supply base. In our ten-year history, we have experienced negligible warranty charges from our customers due to our contractual relationships and ongoing improvements in the areas of quality, reliability and durability with respect to the products that we sell. Although we do not expect that our warranty obligations will have a material adverse impact on our future operating results, we will continue to closely monitor potential future warranty costs.

4WD/AWD  There is a continuing trend toward higher 4WD/AWD penetration in the market place. We benefit from increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV, which also increases our content-per-vehicle.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

NET SALES  Net sales were $3,599.6 million in 2004 as compared to $3,682.7 million in 2003 and $3,480.2 million in 2002. The decrease in 2004 net sales of 2% relative to 2003 compares to a decrease in North American (N.A.) light vehicle production of less than 1 % and a decrease of nearly 5% in GM light truck production. The increase in 2003 net sales of 6% relative to 2002 was achieved despite a decrease of 3% in N.A. light vehicle production and compares to a 3% increase in GM light truck production.

Sales in 2004 and 2003 as compared to 2002 benefited from the launch in the second half of 2003 of the GMC Canyon and Chevrolet Colorado and increased production of GM’s full-size pickup and SUV programs. Sales in 2004 also reflect the impact of price adjustments under metal market price fluctuation provisions in our contracts with our customers. These increases were more than offset by the impact of our customers’ lower production volumes in 2004. The increase in net sales for 2003 was partially offset by decreased production of the Chevrolet Astro and GMC Safari van program.

Our sales activity in 2003 and 2002 reflect the impact of our successful launch in the second half of 2002 of new driveline system products supporting the Dodge Ram program, the launch in the third quarter of 2002 of GM’s HUMMER H2 and the 2002 introduction of the longer wheel-base Chevrolet Trailblazer EXT and GMC Envoy XL. Our sales in these two years also reflect a reduction in sales to Visteon Corporation and the discontinuance of the GMT-600 full-size van program and the Pontiac Firebird/Chevrolet Camaro program.

Our content-per-vehicle (as measured by the dollar value of our products supporting GM’s N.A. light truck platforms and the Dodge Ram program) was $1,173 in 2004 and 2003, up from $1,140 in 2002. This increase was primarily a result of our 2002 launch of new driveline system products supporting the Dodge Ram program and the 2002 launch of the HUMMER H2 partially offset by a product mix shift from GM’s full-size to mid-size pickup trucks and SUVs. Although our products supporting mid-size SUVs carry a higher-than-average 4WD/AWD penetration rate, these products generate a lower-than-average content-per-vehicle. Our 4WD/AWD penetration rate has also increased in these periods to 62.6% in 2004 as compared to 61.8% in 2003 and 58.5% in 2002. 4WD/AWD penetration is equal to the total number of front axles we produce divided by the total number of rear axles we produce for the vehicle programs on which we sell product.

GROSS PROFIT  Gross profit was $474.5 million in 2004 as compared to $540.3 million in 2003 and $491 .7 million in 2002. Gross margin was 13.2% in 2004 as compared to 14.7% in 2003 and 14.1 % in 2002. Ongoing productivity improvements continued to positively impact our gross profit and gross margin in these periods. However in 2004, these gains were more than offset by the impact of lower production volumes and approximately $30.0 million of increased costs for steel and other metallic material prices.

In February 2004, our national collective bargaining agreement with the UAW expired. As a result of not reaching an agreement before the expiration of the contract, we experienced a temporary work stoppage of less than two days at six of our North American manufacturing facilities. In 2004, our operating results include costs and expenses of approximately $5.2 million related to overtime and other costs to recover lost production as a result of the work stoppage.

Lump-sum ratification payments totaling $37.5 million (including applicable payroll taxes) were made in the first half of 2004 in accordance with new collective bargaining agreements with unions that represent our hourly associates at six of our locations in the U.S. These lump-sum payments relate to future service of our hourly associates. In 2004, we expensed $13.7 million of these payments, which represented amounts earned in 2004 including $7.5 million paid in lieu of base wage increases. The remaining $23.8 million relates to amounts both parties agreed would be earned during the terms of the agreements and will be amortized over the remaining lives of the agreements.

In the first half of 2004, we recognized a pre-tax charge of $12.7 million (most of which was recovered through associated labor cost savings in the second half of 2004) related to lump-sum voluntary separation payments accepted by nearly 250 hourly associates terminating their employment with AAM . In December 2004, we recognized an additional pre-tax charge of $10.0 million related to a similar voluntary separation program accepted by 186 hourly associates terminating their employment with AAM (associated labor cost savings will be recovered in 2005).

In 2003, productivity gains were partially offset by a $9.3 million charge for an early retirement program for our hourly associates and a $2.2 million third quarter charge to adjust our salary workforce. Increased gross profit and gross margin in 2003 as compared to 2002 was also a result of incremental profit on increased net sales of over $200.0 million.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

In July 2002, a fire occurred at our forge operations in Detroit, Michigan. The impact on our operations related to the fire is explained in the section entitled “Other Income (Expense)” appearing in this Management’s Discussion and Analysis (MD&A).

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)  SG&A (including research and development (R&D)) was $189.7 million in 2004 as compared to $194.0 million in 2003 and $180.5 million in 2002. SG&A as a percentage of net sales was 5.3% in 2004 and 2003 and 5.2% in 2002. SG&A in 2004 includes higher R&D spending offset by lower profit sharing expense due to lower earnings and changes to our incentive compensation plans implemented in 2004. The increase in SG&A spending in 2003 as compared to 2002 was primarily a result of higher R&D spending and increased insurance and benefit costs.

R&D  In 2004, R&D spending in product, process and systems increased 13% to $68.6 million as compared to $60.7 million in 2003 and $54.0 million in 2002. The focus of this increasing investment is to develop innovative driveline and powertrain system solutions for passenger cars, light trucks and SUVs in the global marketplace. New products under development in this area include power transfer units, transfer cases, driveline and transmission differentials, multi-piece driveshafts, RDMs and IFDAs. We also continue to focus on electronic integration in our existing products. The most recent examples of these initiatives are the electronic SmartBar™ stabilizer based roll-control system, TracRite® GTL electronic differentials and TracRite® EL electronic locking differentials all featured in the 2005 Dodge Ram Power Wagon. In addition, we continue to support the development of hybrid vehicle systems. Our efforts in these areas have resulted in the development of prototypes and various configurations of these driveline systems for several OEMs throughout the world.

OPERATING INCOME  Operating income was $284.8 million in 2004 as compared to $346.3 million in 2003 and $311.2 million in 2002. Operating margin was 7.9% in 2004, 9.4% in 2003 and 8.9% in 2002. The decreases in operating income and operating margin in 2004 and the increases in operating income and operating margin in 2003 were due to the factors discussed in Gross Profit and SG&A.

NET INTEREST EXPENSE  Net interest expense was $25.5 million in 2004, $46.8 million in 2003 and $50.6 million in 2002. Interest expense decreased in 2004 due to lower average outstanding borrowings and the favorable impact of our debt refinancing activities in the first quarter of 2004. In 2003 as compared to 2002, we benefited from lower average interest rates and reduced our borrowings primarily as a result of our increased operating cash flow.

OTHER INCOME (EXPENSE)  Following are the components of Other Income (Expense) for 2004, 2003 and 2002:

Debt refinancing and redemption costs  Debt refinancing and redemption costs expensed in the first quarter of 2004 are summarized as follows (dollars in millions):

Call premium on 9.75%Notes	$14.6
Write-off of unamortized discount and debt issuance costs
9.75% Notes	5.7
1997 Bank Credit Facilities	3.2
Debt refinancing and redemption costs	$23.5

The details of the debt refinancing and redemption costs are more fully explained in the section entitled “Liquidity and Capital Resources - Capitalization and Debt Availability.”

Gain on insurance settlement  In July 2002, a fire occurred at our forge operations in Detroit, Michigan. There were no resulting injuries and the fire did not affect our ability to meet customer demand. Our insurance policies provided coverage for the property destroyed and incremental costs incurred to maintain continuity of supply.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Other, net  We recognized $3.7 million in 2003 and $2.8 million in 2002 related principally to the net effect of foreign exchange gains.

INCOME TAX EXPENSE  Income tax expense was $76.3 million in 2004, $106.1 million in 2003 and $97.7 million in 2002. Our effective income tax rate was 32.4% in 2004, 35.0% in 2003 and 35.7% in 2002. The decrease in our effective income tax rate in 2004 was primarily due to tax effects related to the recognition of R&D tax credits, the Medicare Part D subsidy and lower foreign rates. The decrease in our effective income tax rate in 2003 as compared to 2002 was primarily due to the realization of state tax credits partially offset by a reduction in federal tax credits.

NET INCOME AND EARNINGS PER SHAPE (EPS)  Net income was $159.5 million in 2004 as compared to $197.1 million in 2003 and $176.1 million in 2002. Diluted earnings were $2.98 per share in 2004 as compared to $3.70 per share in 2003 and $3.38 per share in 2002.

In 2004, net income and EPS includes the impact of a one-time first quarter charge related to debt refinancing and redemption costs of $15.9 million, net of tax ($23.5 million before tax), and a December charge of $6.8 million, net of tax ($10.0 million before tax), related to lump-sum voluntary separation payments accepted by 186 hourly associates. Net income was positively impacted in 2002 by a $5.5 million gain, net of tax and other related costs ($8.5 million before tax), due to an insurance settlement related to a fire that occurred at our forge operations in Detroit, Michigan. The details related to the fire are explained in the section entitled “Other Income (Expense).”

EARNINGS BEFORE INTEREST EXPENSE, INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)  EBITDA was $432.7 million in 2004 as compared to $513.8 million in 2003 and $470.6 million in 2002. The decrease in EBITDA in 2004 and the increase in EBITDA in 2003 were primarily due to the factors discussed in Gross Profit and SG&A.

In 2004, EBITDA includes the impact of a one-time first quarter charge of $23.5 million related to debt refinancing and redemption costs and a December charge of $10.0 million related to lump-sum voluntary separation payments accepted by 186 hourly associates. In 2002, EBITDA was positively impacted by an $8.5 million insurance settlement related to a fire that occurred at our forge operations in Detroit, Michigan. The details related to the fire are explained in the section entitled “Other Income (Expense).” For an explanation and reconciliation of EBITDA, refer to the section entitled “Supplemental Financial Data.”

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity needs are to fund capital expenditures, debt service obligations, working capital investments and our quarterly cash dividend program. We believe that operating cash flow and borrowings under our Revolving Credit Facility will be sufficient to meet these needs in the foreseeable future.

OPERATING ACTIVITIES  Net cash provided by operating activities was $453.2 million in 2004 as compared to $496.9 million in 2003 and $384.2 million in 2002. Significant factors impacting our 2004 operating cash flow as compared to 2003 were:

•	Lower net income;

•
Lump-sum ratification payments totaling $37.5 million made in accordance with new collective bargaining agreements with unions that represent our hourly associates at six of our locations in the U.S.; and

•	Collection of state tax credit refunds of $10.7 million in 2003 that were not available in 2004.

Deferred taxes  Deferred income taxes were $46.3 million in 2004, $20.4 million in 2003 and $58.7 million in 2002. The tax benefit associated with the exercise of stock options, accelerated depreciation and other tax planning strategies had a positive impact on our operating cash flow in these years offset primarily by the timing of the tax deducibility of our postretirement benefit obligations. Another factor that positively impacted our operating cash flow was the utilization of federal tax credits in 2004 and 2003.

Our deferred tax asset valuation allowances were $32.5 million at year-end 2004, $34.9 million at year-end 2003 and $41.6 million at year-end 2002. The majority of our allowances relate to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances.

Pension and postretirement benefit obligations  We contributed $35.7 million to our pension trust in 2004 as compared to $42.1 million in 2003 and $47.1 million in 2002. This funding

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

compares to our annual pension expense of $39.1 million in 2004, $41.2 million in 2003 and $25.6 million in 2002. We expect our pension funding in 2005 to be in the range of $30.0 million to $40.0 million.

Our cash outlay for other postretirement benefit obligations was $2.7 million in 2004, $3.9 million in 2003 and $0.4 million in 2002. This compares to our annual postretirement benefit expense of $69.5 million in 2004, $55.7 million in 2003 and $36.9 million in 2002. We expect our funding of other postretirement benefit obligations in 2005 to be less than $5.0 million.

Accounts receivable  Accounts receivable at year-end 2004 were $334.9 million as compared to $339.2 million at year-end 2003 and $335.7 million at year-end 2002. Accounts receivable were impacted by reduced sales in the fourth quarter of 2004 as compared to the fourth quarter of 2003 partially offset by increased billings for metal market price adjustments.

Our accounts receivable allowances were $2.5 million at year-end 2004, $2.8 million at year-end 2003 and $5.4 million at year-end 2002. These allowances have been reduced by over 50% in these periods as a result of the improvement in the aging of balances due from our customers.

Inventories  At year-end 2004, inventories were $196.8 million as compared to $171.8 million at year-end 2003 and $174.6 million at year-end 2002. Raw materials increased in 2004 due to higher costs of steel and other metallic materials in addition to steel purchases made ahead of scheduled release dates to ensure continuity of supply. At year-end 2004, material in-transit, primarily at our Mexican operations, was higher as compared to year-end 2003 due to increased transit time of purchases from new foreign suppliers and changes in the mode of transportation with existing suppliers. Spare parts inventories increased in these periods as we continued to support preventive maintenance strategies to protect against costly disruptions in operations due to machine downtime.

Our inventory valuation allowances were $12.6 million at year-end 2004, $14.8 million at year-end 2003 and $22.2 million at year-end 2002. These inventory valuation allowances have been reduced in these periods primarily due to the usage and disposal of excess and obsolete indirect inventory.

Accounts payable and accrued expenses  The change in our accounts payable and accrued expenses was a source of cash of $18.9 million in 2004 as compared to $2.6 million in 2003 and $41.3 million in 2002. Accrued compensation and benefits were lower at year-end 2004 as compared to year-end 2003 primarily due to lower profit sharing accruals, which were more than offset by increased accounts payable due to higher inventory purchases and capital expenditures in the fourth quarter.

The most significant factor contributing to our increased funding of our accounts payable and accrued expenses in 2003 as compared to 2002 was a higher profit sharing payout due to our increased profitability in 2002. Other factors affecting the net cash impact associated with our accounts payable and accrued expenses in 2003 were lower direct inventory purchases and reduced supplier holdbacks on construction in process.

INVESTING ACTIVITIES  Capital expenditures were $240.2 million in 2004, $229.1 million in 2003 and $207.7 million in 2002. In addition to ongoing productivity improvements, our largest capital projects in 2004 included our initial investments for process development equipment for the GMT-900 program (GM’s next generation full-size truck and SUV platform currently projected to launch in the first quarter of 2006) and expenditures to support the model year 2005 launch of the HUMMER H3 and Dodge Ram Power Wagon. Additionally, we had capital expenditures to support the fourth quarter 2004 launch of a new axle available for the Chevrolet SSR, Chevrolet Silverado, GMC Sierra, Chevrolet Tahoe, GMC Yukon, GMC Yukon Denali, Cadillac Escalade, Chevrolet TrailBlazer and GMC Envoy to handle higher torque and horsepower powertrains.

We expect our capital spending in 2005 to be in the range of $315.0 million to $320.0 million supporting the 2006 and 2007 model year launch of the GMT-900 program and other major customer programs. Other major capital projects expected in 2005 include expenditures for the 2005 launch of RDMs and IFDAs to support our lifetime production contract for new business with South Korean automaker Ssangyong Motor Corporation and the expansion and increased capacity of our Guanajuato Gear & Axle manufacturing facility. We are also adding equipment and capacity to make an electronic vehicle stability and enhancement system standard in the axles for GM’s full-size and mid-size SUVs. Additionally, we expect to have expenditures in 2005 for new business to provide precision machined transmission components for a major OEM in North America and Europe.

In 2003 and 2002, our investing activities also included optional purchase buyouts of leased manufacturing equipment of $3.0 million and $45.2 million, respectively. The manufacturing equipment purchased in these transactions was originally financed under sale-leaseback agreements in 1996 and 1997.

MANAGEMENT’S DISCUSSION AND ANALYSIS

We have invested our capital with the objective of improving quality, productivity and operating profitability. Our after-tax return on invested capital (ROIC) was 12.7% in 2004, 16.1% in 2003 and 14.7% in 2002. In 2004, our ROIC reflects the impact of lower production volumes, increased costs of steel and other metallic material prices, the December voluntary separation charge and the effect of debt refinancing activities in the first quarter.

The improvement in our ROIC in 2003 as compared to 2002 was primarily due to our increased operating profitability and improved net income. In 2002, ROIC was positively impacted by a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit, Michigan. The details related to the fire are explained in the section entitled “Other Income (Expense).” For an explanation and reconciliation of ROIC, refer to the section entitled “Supplemental Financial Data.”

NET OPERATING CASH FLOW AND FREE CASH FLOW  Net operating cash flow was $213.0 million in 2004 as compared to $267.8 million in 2003 and $176.5 million in 2002. Free cash flow was $190.0 million in 2004 as compared to $267.8 million in 2003 and $176.5 million in 2002. For an explanation and reconciliation of net operating cash flow and free cash flow, refer to the section entitled “Supplemental Financial Data.”

FINANCING ACTIVITIES  Net cash used in financing activities was $211.3 million in 2004 as compared to $262.6 million in 2003 and $133.2 million in 2002. Total debt outstanding was $448.0 million at year-end 2004, $449.7 million at year-end 2003 and $734.1 million at year-end 2002. Total debt outstanding decreased by $284.4 million at year-end 2003 as compared to year-end 2002 primarily due to improved operating cash flow performance.

CAPITALIZATION AND DEBT AVAILABILITY  Our total capitalization was $1.4 billion at year-end 2004 and 2003. Our positive operating cash flow in the periods presented enabled us to reduce our net debt to capital ratio from 50.7% at year-end 2002 to 31.2% at year-end 2004. For an explanation and reconciliation of net debt to capital, refer to the section entitled “Supplemental Financial Data.”

In January 2004, we entered into a new senior unsecured revolving credit facility (Revolving Credit Facility) that provides up to $600.0 million of revolving bank financing commitments through January 2009. The Revolving Credit Facility bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. Together with $109.0 million of uncommitted bank lines of credit, the Revolving Credit Facility is now our primary source of day-to-day liquidity.

The Revolving Credit Facility is used for general corporate purposes, which included the refinancing of the previously existing senior secured bank credit facilities (1997 Bank Credit Facilities). We had been amortizing fees and expenses associated with the 1997 Bank Credit Facilities over the life of the agreement. In January 2004, the unamortized balance of such fees and expenses of $3.2 million was expensed when we terminated our bank financing commitments under the 1997 Bank Credit Facilities.

At December 31, 2004, $580.5 million was available under the Revolving Credit Facility, which reflected a reduction of $19.5 million for standby letters of credit issued against the facility. We also utilize foreign credit facilities and uncommitted lines of credit to finance working capital needs. At December 31, 2004, $44.1 million was outstanding and $123.8 million was available under such agreements.

In February 2004, we issued $250.0 million of 5.25% Senior Notes due February 2014 (5.25% Notes) and $150.0 million of 2.00% Senior Convertible Notes due 2024 (2.00% Convertible Notes) in concurrent private offerings pursuant to Rule 144A of the Securities Act of 1933. We received net proceeds from these offerings of approximately $394.0 million, after deducting discounts and commissions of the initial purchasers and other expenses. We used a portion of the net proceeds to repurchase $63.0 million, or 1.59 million shares, of our common stock in privately negotiated transactions. The remainder of the net proceeds was used to redeem all $300.0 million of the outstanding 9.75% Senior Subordinated Notes due March 2009 (9.75% Notes) at a cost of $314.6 million on March 1, 2004, and for other general corporate purposes. In the first quarter of 2004, the $14.6 million call premium and an additional $5.7 million of unamortized discounts and debt issuance costs were expensed as a result of this redemption.

The weighted-average interest rate of our total debt outstanding was 4.8%, 5.9% and 5.8% during 2004, 2003 and 2002, respectively.

Credit ratings  In the fourth quarter of 2003, our credit ratings were upgraded to investment grade credit status (S&P’s corporate credit rating of BBB and Moody’s senior implied rating of Baa3). At year-end 2004, the rating agencies’ stable outlook on both of these ratings remained unchanged.

Dividend program  In April 2004, AAM’s Board of Directors declared our first quarterly cash dividend as a public company of $0.15 per share. As of December 31, 2004, we have paid $23.0 million to stockholders of record under the quarterly cash dividend program. On an annualized basis, the dividend payout is $0.60 per share.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Stock repurchase program  During 2004, AAM’s Board of Directors approved a stock repurchase program under which we may repurchase up to 5.5 million shares of common stock in the open market or in privately negotiated transactions from time to time through the first quarter of 2006. Including the common stock we acquired in connection with our debt refinancing activities in the first quarter of 2004, we have repurchased 5.0 million shares of our common stock for $171.0 million under this stock repurchase program.

Off-balance sheet arrangements  Our off-balance sheet financing relates principally to operating leases for certain facilities and manufacturing machinery and equipment. These operating leases are fully disclosed in Note 2 to our consolidated financial statements. Pursuant to these operating leases, most of which were initiated prior to year-end 1999, we have the opportunity to purchase the underlying machinery and equipment at specified buy-out dates. We exercised our purchase options for $3.0 million of such lease buy-outs in 2003 and $45.2 million in 2002. Remaining lease renewal or repurchase options are approximately $106.0 million in 2006. We have no off-balance sheet arrangements with non-consolidated entities.

Contractual obligations  The following table summarizes payments due on our contractual obligations as of December 31, 2004:

	Payments due by period
	Total	< 1 yr	1-3 yrs	3-5 yrs	> 5 yrs
	(Dollars in millions)
Long-term debt	$443.8	$28.3	$15.8	$—	$399.7
Capital lease obligations	4.2	1.4	0.6	0.8	1.4
Operating leases(1)	187.6	31.7	59.7	57.4	38.8
Purchase obligations(2)	155.6	140.0	15.6	—	—
Other long-term liabilities(3)	342.9	15.4	38.9	56.2	232.4

Total contractual obligations	$1,134.1	$216.8	$130.6	$114.4	$672.3

(1)	Operating leases include all lease payments through the end of the contractual lease terms and excludes any purchase options on such leased equipment.
(2)	Purchase obligations represent our obligated purchase commitments for capital expenditures.
(3)	Other long-term liabilities represent our pension and other postretirement obligations that were actuarially determined through 2014.

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

CURRENCY EXCHANGE RISK  Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Euro, Mexican Peso, Pound Sterling, Brazilian Real and Canadian Dollar. At December 31, 2004, we had currency forward contracts with a notional amount of $21.0 million outstanding. A 10% change in any of these currencies would not have had a material impact on our consolidated financial statements in 2004.

Future business operations and opportunities, including the expansion of our business outside North America, may further increase the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. If and when appropriate, we intend to manage these risks by utilizing local currency funding of these expansions and various types of foreign exchange contracts.

INTEREST RATE RISK  We are exposed to variable interest rates on certain credit facilities. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 18.7% of our weighted-average interest rate at December 31, 2004) on our long-term debt outstanding at year-end 2004 would be approximately $0.4 million.

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

We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We will continue to closely monitor our environmental conditions to ensure that we are in compliance with all laws, regulations and ordinances.

MANAGEMENT’S DISCUSSION AND ANALYSIS

GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our purchase of the assets from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2004, and we do not expect such expenditures to be significant in 2005.

EFFECT OF NEW ACCOUNTING STANDARDS

EITF 04-08  In October 2004, the Emerging Issues Task Force (EITF) reached a consensus opinion on EITF 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share.” The consensus opinion provides that contingently convertible debt instruments, commonly referred to as “Co-Cos,” are to be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. EITF 04-08 is effective for reporting periods ending after December 15, 2004 with retroactive application. The adoption of EITF 04-08 did not have any impact on our diluted earnings per share calculation for the year ended December 31, 2004 because we gave notice in October 2004 of our irrevocable election to pay cash for the accreted principal amount upon conversion of the 2.00% Convertible Notes, and the impact to earnings per share is currently anti-dilutive due to the market price being less than the conversion price trigger of $54.66, as adjusted.

FASB STATEMENT NO. 151  In November 2004, the FASB issued Statement No. 151, “Inventory Costs.” FASB Statement No. 151 amends and clarifies Accounting Research Bulletin No. 43, Chapter 4. The amendments made by Statement No. 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges and requiring the allocation of fixed production overhead costs to inventory based on the normal capacity of the production facilities. FASB Statement No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and, therefore, did not have any impact on our results of operations or financial position at December 31, 2004. We do not expect the adoption of this Statement to have a significant impact in 2005.

FASB STATEMENT NO. 123 (REVISED 2004)  In December 2004, the FASB issued Statement No. 123(R), “Share-Based Payment.” FASB Statement No. 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.”The revised statement requires that the compensation cost relating to share-based payment transactions be recognized in financial statements and measured on the fair value of the equity or liability instruments issued. FASB Statement No. 123(R) is effective for the first interim or annual reporting period that begins after June 15, 2005. We did not early adopt FASB Statement No. 123(R) and, therefore, there was no impact on our results of operations or financial position at December 31, 2004. While we are currently in the process of finalizing our analysis of the impact and alternative methods of adoption of this Statement, we estimate the impact, along with other equity compensation, will result in after-tax expense of approximately $10 million in 2005.

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

Other items in our consolidated financial statements require estimation. In our judgment, they are not as critical as those disclosed herein. We have discussed and reviewed our critical accounting policies disclosure with the Audit Committee of our Board of Directors.

PENSION AND OTHER POSTRETIREMENT BENEFITS  In calculating our liabilities and expenses related to pension and other postretirement benefits, key assumptions include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs.

The discount rates used in the valuation of our U.S. pension and other postretirement benefit obligations were based on a hypothetical portfolio of long-term, high quality corporate bonds matched against our expected payment stream. In 2004, the discount rates determined on that basis were 6.20% for the valuation of our pension and 6.35% for the valuation of our other postretirement benefit obligations. The expected long-term rate of return on our U.S. plan assets was 9.0% in 2004. We developed this rate of return assumption based on a review of long-term historical returns for the asset classes represented within our portfolio. The asset allocation for our plans was developed in consideration of the demographics of the plan participants and expected payment stream of the liability. Our investment policy allocates 65-70% of the plans’ assets to equity securities, with the remainder invested in fixed income securities and cash. The rates of increase in compensation and health care costs are based on current market conditions, inflationary expectations and historical information.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

All of our assumptions were developed in consultation with our actuarial service providers. While we believe that we have selected reasonable assumptions for the valuation of our pension and other postretirement benefits obligations at year-end 2004, actual trends could result in materially different valuations.

The effect of a 0.5% decrease in both the discount rate and expected return on assets is shown below as of September 30, 2004, our valuation date.

		Expected
	Discount	Return on
	Rate	Assets
	(Dollars in millions)
Decline in funded status	$47.9	N/A
Reduction in equity	$50.7	N/A
Increase in 2004 expense	$6.5	$1.5

No changes in benefit levels and no changes in the amortization of gains or losses have been assumed.

A 10% annual increase in the per-capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually to 5% for 2010 and remain at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate would have increased total service and interest cost in 2004 and the postretirement obligation at December 31, 2004 by $16.0 million and $91.3 million, respectively.

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

All of our transactions with our customers occur within the parameters of a purchase order which makes the price fixed and determinable. Because of the inherently complex nature of our supply relationships with our customers, from time to time we encounter situations that were not contemplated in the purchase order. As a result, we sometimes enter into non-routine agreements outside the original scope of the purchase order. These agreements may be temporary, are fixed and determinable, and often have payment terms that are different than our normal terms. We recognize the revenue or cost recovery from such arrangements in accordance with the commercial agreement.

We track the aging of uncollected billings and adjust our accounts receivable allowances on a quarterly basis as necessary based on our evaluation of the probability of collection. We recognize revenue or cost recoveries in accordance with our understanding of a commercial agreement.

While we believe that we have made an appropriate valuation of our accounts receivable due from GM , DaimlerChrysler and other customers for accounting purposes, unforeseen changes in our ability to enforce commercial agreements or collect aged receivables may result in actual collections that differ materially from current estimates.

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

To facilitate our continuous preventive maintenance strategies and to protect against costly disruptions in operations due to machine downtime, we carry a significant investment in inherently slow-moving machine repair parts and other maintenance materials and supplies. At December 31, 2004, such indirect inventories comprised approximately 33% of our total gross inventories. For inventory valuation purposes, we evaluate our usage of such slow-moving inventory on a quarterly basis by part number and adjust our inventory valuation allowances as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used. We have used the same approach in 2004 and 2003 to evaluate the adequacy of our indirect inventory valuation allowances.

While we believe that we have made an appropriate valuation of such inventories for accounting purposes, unforeseen changes in inventory usage requirements, manufacturing processes, maintenance and repair techniques or inventory control may result in actual usage of such inventories that differ materially from current estimates.

ESTIMATED USEFUL LIVES FOR DEPRECIATION  At December 31, 2004, approximately 79% of our capitalized investment in property, plant and equipment, or $2.0 billion, was related to productive machinery and equipment used in support of our

MANAGEMENT’S DISCUSSION AND ANALYSIS

manufacturing operations. The selection of appropriate useful life estimates for such machinery and equipment is a critical element of our ability to properly match the cost of such assets with the operating profits and cash flow generated by their use. We currently depreciate productive machinery and equipment on the straight-line method using composite useful life estimates up to 15 years.

While we believe that the useful life estimates currently being used for depreciation purposes reasonably approximate the period of time we will use such assets in our operations, unforeseen changes in product design and technology standards or cost, quality and delivery requirements may result in actual useful lives that differ materially from the current estimates.

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

FORWARD-LOOKING INFORMATION

Certain statements in this MD&A and elsewhere in this Annual Report are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms “will,” “expect,” “anticipate,” “intend,” “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this Annual Report. The statements are based on our current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including, but not limited to:

•	reduced demand for our customers’ products (particularly light trucks and SUVs produced by GM and DaimlerChrysler);

•	reduced purchases of our products by GM , DaimlerChrysler or other customers;

•	supply shortages or price fluctuations in raw materials, utilities or other operating supplies;

•	our ability to maintain satisfactory labor relations and avoid work stoppages;

•	our customers’ ability to maintain satisfactory labor relations and avoid work stoppages;

•	our ability to attract and retain key associates;

•	our ability and our customers’ ability to successfully launch new product programs;

•	our ability to respond to changes in technology or increased competition;

•	adverse changes in laws, government regulations or market conditions affecting our products or our customers’ products (including the Corporate Average Fuel Economy regulations);

•	adverse changes in the economic conditions or political stability of our principal markets (particularly North America, Europe, South America and Asia);

•	liabilities arising from legal proceedings to which we are or may become a party or claims against us or our products;

•	risks of noncompliance with environmental regulations or risks of environmental issues that could result in unforeseen costs at our facilities;

•	availability of financing for working capital, capital expenditures, R&D or other general corporate purposes;

•	other unanticipated events and conditions that hinder our ability to compete.

It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

SUPPLEMENTAL FINANCIAL DATA

The following supplemental financial data presented for the years ended December 31, 2004, 2003 and 2002 are reconciliations of non-GAAP financial measures, which are intended to facilitate analysis of our business and operating performance. This information is not and should not be viewed as a substitute for financial measures determined under GAAP Other companies may calculate these non-GAAP financial measures differently.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (EBITDA)

	2004	2003	2002
	(Dollars in millions)
Net income	$159.5	$197.1	$176.1
Interest expense	25.8	47.5	51.0
Income taxes	76.3	106.1	97.7
Depreciation and amortization	171.1	163.1	145.8
EBITDA	$432.7	$513.8	$470.6

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

Net Operating Cash Flow and Free Cash Flow

	2004	2003	2002
	(Dollars in millions)
Net cash flow provided by operating activities	$453.2	$496.9	$384.2
Less: Purchases of property, plant and equipment	240.2	229.1	207.7
Net operating cash flow	213.0	267.8	176.5
Less: Dividends paid	23.0	—	—
Free cash flow	$190.0	$267.8	$176.5

We believe net operating cash flow and free cash flow are meaningful measures as they are commonly utilized by management and investors to assess our ability to generate cash flow from business operations to repay debt and return capital to our stockholders. Net operating cash flow is also a key metric used in our calculation of incentive compensation.

After-Tax Return on Invested Capital (ROIC)

	2004	2003	2002
	(Dollars in millions)
Net income	$159.5	$197.1	$176.1
Add: After-tax net interest expense(1)	17.2	30.4	32.5
After-tax return	176.7	227.5	208.6

Net debt(2)	433.6	437.3	724.7
Add: Stockholders’ equity	955.5	954.7	703.6
Invested capital
End of year	1,389.1	1 ,392.0	1 ,428.3
Beginning of year	1,392.0	1,428.3	1,400.6
Average invested capital(3)	1,390.6	1,410.2	1 ,414.5

ROIC (4)	12.7%	16.1%	14.7%

(1)	After-tax net interest expense is equal to tax effecting net interest expense by the applicable effective income tax rate as disclosed in Note 7 to the consolidated financial statements.
(2)	Net debt is equal to total debt less cash and cash equivalents as reconciled in the net debt to capital table appearing on this page.
(3)	Average invested capital is equal to the average of beginning and ending invested capital.
(4)	ROIC is equal to after-tax return divided by average invested capital.

We believe ROIC is a meaningful overall measure of business performance because it reflects our earnings performance relative to our investment level. ROIC is also a key metric used in our calculation of incentive compensation.

Net Debt to Capital

	2004	2003	2002
	(Dollars in millions)
Total debt	$448.0	$449.7	$734.1
Less: Cash and cash equivalents	14.4	12.4	9.4
Net debt	433.6	437.3	724.7

Add: Stockholders’ equity	955.5	954.7	703.6
Invested capital	1,389.1	1,392.0	1,428.3

Net debt to capital(1)	31.2%	31.4%	50.7%

(1)	Net debt to capital is equal to net debt divided by invested capital.

We believe net debt to capital is a meaningful measure of financial condition as it is commonly utilized by management, investors and creditors to assess relative capital structure risk.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, we used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that as of December 31, 2004, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on our assessment of our internal control over financial reporting. This report appears on page 29.

/s/ Richard E. Dauch	/s/ Thomas L. Martin
Richard E. Dauch	Thomas L. Martin
Co-Founder, Chairman of the Board &	Vice President - Finance &
Chief Executive Officer	Chief Financial Officer
February 1, 2005	(also in the capacity of Chief Accounting Officer)
February 1, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 1, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Detroit, Michigan
February 1, 2005

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated February 1, 2005 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Detroit, Michigan
February 1, 2005

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Income
Year Ended December 31,
(In millions, except per share data)

	2004	2003	2002

Net sales	$3,599.6	$3,682.7	$3,480.2

Cost of goods sold	3,125.1	3,142.4	2,988.5

Gross profit	474.5	540.3	491.7

Selling, general and administrative expenses	189.7	194.0	180.5

Operating income	284.8	346.3	311.2

Net interest expense	(25.5)	(46.8)	(50.6)

Other income (expense)
Debt refinancing and redemption costs	(23.5)	—	—
Gain on insurance settlement	—	—	10.4
Other, net	—	3.7	2.8

Income before income taxes	235.8	303.2	273.8

Income taxes	76.3	106.1	97.7

Net income	$159.5	$197.1	$176.1

Basic earnings per share	$3.09	$3.84	$3.62

Diluted earnings per share	$2.98	$3.70	$3.38

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Balance Sheets
December 31,
(In millions, except per share data)

	2004	2003
Assets
Current assets
Cash and cash equivalents	$14.4	$12.4
Accounts receivable, net of allowances of $2.5 million in 2004 and $2.8 million in 2003	334.9	339.2
Inventories, net	196.8	171.8
Prepaid expenses and other	39.1	24.0
Deferred income taxes	7.4	16.3
Total current assets	592.6	563.7

Property, plant and equipment, net	1,713.0	1,629.5
Deferred income taxes	6.8	6.9
Goodwill	147.8	147.8
Other assets and deferred charges	78.6	50.8
Total assets	$2,538.8	$2,398.7

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$349.3	$333.6
Trade payable program liability	49.3	2.1
Accrued compensation and benefits	128.4	164.8
Other accrued expenses	58.6	53.7
Total current liabilities	585.6	554.2

Long-term debt	448.0	449.7
Deferred income taxes	114.5	73.0
Postretirement benefits and other long-term liabilities	435.2	367.1
Total liabilities	1,583.3	1,444.0

Stockholders’ Equity
Series A junior participating preferred stock, par value $0.01 per share; 0.1 million shares authorized; no shares outstanding in 2004 or 2003	—	—
Preferred stock, par value $0.01 per share; 10.0 million shares authorized; no shares outstanding in 2004 or 2003	—	—
Common stock, par value $0.01 per share; 150.0 million shares authorized; 54.8 million and 53.7 million shares issued in 2004 and 2003, respectively	0.5	0.5
Series common stock, par value $0.01 per share; 40.0 million shares authorized; no shares outstanding in 2004 or 2003	—	—
Paid-in capital	357.6	336.2
Retained earnings	817.9	681.4
Treasury stock at cost, 5.1 million and 0.1 million shares in 2004 and 2003, respectively	(171.7)	(0.7)
Accumulated other comprehensive loss, net of tax
Minimum pension liability adjustments	(47.1)	(56.1)
Foreign currency translation adjustments	(2.2)	(6.1)
Unrecognized gain (loss) on derivatives	0.5	(0.5)
Total stockholders’ equity	955.5	954.7
Total liabilities and stockholders’ equity	$2,538.8	$2,398.7

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Cash Flows
Year Ended December 31,
(In millions)

	2004	2003	2002
Operating activities
Net income	$159.5	$197.1	$176.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	171.1	163.1	145.8
Deferred income taxes	46.3	20.4	58.7
Pensions and other postretirement benefits, net of contributions	72.1	51.9	14.2
Loss on retirement of equipment	9.2	3.5	9.4
Debt refinancing and redemption costs	23.5	—	—
Gain on insurance settlement	—	—	(10.4)
Changes in operating assets and liabilities
Accounts receivable	7.2	(2.1)	(53.1)
Inventories	(23.7)	4.1	(15.9)
Accounts payable and accrued expenses	18.9	2.6	41.3
Other assets and liabilities	(30.9)	56.3	18.1
Net cash provided by operating activities	453.2	496.9	384.2

Investing activities
Purchases of property, plant and equipment	(240.2)	(229.1)	(207.7)
Purchase buyouts of leased equipment	—	(3.0)	(45.2)
Net cash used in investing activities	(240.2)	(232.1)	(252.9)

Financing activities
Net borrowings (repayments) under revolving credit facilities	(81.9)	87.5	(139.6)
Proceeds from issuance of long-term debt	399.7	—	2.2
Redemption of 9.75% Notes	(314.6)	—	—
Payments of long-term debt and capital lease obligations	(24.4)	(375.2)	(8.2)
Debt issuance costs	(9.7)	—	—
Employee stock option exercises	13.6	25.1	12.4
Dividends paid	(23.0)	—	—
Purchase of treasury stock	(171.0)	—	—
Net cash used in financing activities	(211.3)	(262.6)	(133.2)

Effect of exchange rate changes on cash	0.3	0.8	(1.0)

Net increase (decrease) in cash and cash equivalents	2.0	3.0	(2.9)

Cash and cash equivalents at beginning of year	12.4	9.4	12.3

Cash and cash equivalents at end of year	$14.4	$12.4	$9.4

Supplemental cash flow information
Interest paid	$33.6	$50.1	$57.0
Income taxes paid, net of refunds	$32.2	$34.2	$22.3

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Stockholders’ Equity
(In millions)

						Accumulated
	Common Stock					Other
	Shares	Par	Paid-in	Retained	Treasury	Comprehensive	Comprehensive
	Outstanding	Value	Capital	Earnings	Stock	Loss	Income
Balance at January 1 , 2002	47.1	$0.5	$242.2	$308.2	$(0.7)	$(15.5)

Net income				176.1			$176.1
Unrecognized gain on derivatives, net						0.2	0.2
Foreign currency translation, net						(2.9)	(2.9)
Minimum pension liability adjustment, net						(41.3)	(41.3)
Comprehensive income							$132.1

Exercise of stock options, including tax benefit	2.6		36.8
Balance at December 31 , 2002	49.7	0.5	279.0	484.3	(0.7)	(59.5)

Net income				197.1			$197.1
Unrecognized gain on derivatives, net						1.0	1.0
Foreign currency translation, net						0.7	0.7
Minimum pension liability adjustment, net						(4.9)	(4.9)
Comprehensive income							$193.9

Exercise of stock options, including tax benefit	3.9		57.2
Balance at December 31 , 2003	53.6	0.5	336.2	681.4	(0.7)	(62.7)

Net income				159.5			$159.5
Unrecognized gain on derivatives, net						1.0	1.0
Foreign currency translation, net						3.9	3.9
Minimum pension liability adjustment, net						9.0	9.0
Comprehensive income							$173.4

Exercise of stock options, including tax benefit	1.1		21.4
Dividends paid				(23.0)
Purchase of treasury stock	(5.0)				(171.0)
Balance at December 31 , 2004	49.7	$0.5	$357.6	$817.9	$(171.7)	$(48.8)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION  American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, sport utility vehicles (SUVs), passenger cars and crossover vehicles. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, chassis modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and metal formed products. In addition to locations in the United States (U.S.) (Michigan, New York and Ohio), we also have offices or facilities in Brazil, China, England, Germany, India, Japan, Mexico, Scotland and South Korea.

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

RESEARCH AND DEVELOPMENT (R&D) COSTS  We expense R&D as incurred. R&D spending was $68.6 million, $60.7 million and $54.0 million in 2004, 2003 and 2002, respectively.

CASH AND CASH EQUIVALENTS  Cash and cash equivalents include all of our cash balances and highly liquid investments with a maturity of 90 days or less at the time of purchase.

ACCOUNTS RECEIVABLE  The majority of our accounts receivable are due from original equipment manufacturers in the automotive industry. Credit is extended based on the evaluation of our customers’ financial condition and is reviewed on an ongoing basis. Trade accounts receivable are generally due on average within 45 days from the date of shipment and are past due when payment is not received within the stated terms. Amounts due from customers are stated net of allowances for doubtful accounts. We determine our allowances by considering factors such as, length of time accounts are past due, our previous loss history, the customer’s ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write-off accounts receivable when they become uncollectible.

CUSTOMER TOOLING  Reimbursable costs incurred for customer tooling are classified as accounts receivable. In the event we estimate that the cost of such customer tooling is not deemed collectible, a loss is recognized at such time.

INVENTORIES  We state our inventories at the lower of cost or market. The cost of our U.S. inventories is determined principally using the last-in, first-out method (LIFO). The cost of our foreign and indirect inventories is determined principally using the first-in, first-out method (FIFO). We classify indirect inventories, which include perishable tooling, repair parts and other materials consumed in the manufacturing process but not incorporated into our finished products, as raw materials. When we determine that our gross inventories exceed usage requirements, or if inventories become obsolete or otherwise not saleable, we record a provision for such loss as a component of our inventory accounts. This policy predominantly affects our accounting for indirect inventories. At December 31, 2004 and 2003, inventories consist of the following:

	2004	2003
	(Dollars in millions)
Raw materials and work-in-progress	$196.1	$161.4
Finished goods	27.6	35.6
Gross inventories	223.7	197.0
LIFO reserve	(14.3)	(10.4)
Other inventory valuation reserves	(12.6)	(14.8)
Inventories, net	$196.8	$171.8

PROPERTY, PLANT AND EQUIPMENT  Property, plant and equipment consists of the following:

	Estimated
	Useful Lives	2004	2003
	(Years)	(Dollars in millions)
Land	—	$23.5	$22.8
Land improvements	10-15	18.7	13.7
Buildings and building improvements	15-40	350.9	324.6
Machinery and equipment	3-15	2,045.8	1,884.3
Construction in progress	—	143.6	110.9
		2,582.5	2,356.3
Accumulated depreciation and amortization		(869.5)	(726.8)
Property, plant and equipment, net		$1,713.0	$1,629.5

We state property, plant and equipment including tooling at cost. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

process. All expenditures for repair and maintenance costs that do not extend the useful life of the related asset are expensed in the period incurred.

We record depreciation and tooling amortization on the straight-line method over the estimated useful lives of depreciable assets. Depreciation and tooling amortization amounted to $156.6 million, $159.8 million and $142.1 million in 2004, 2003 and 2002, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS  We evaluate the carrying value of long-lived assets and long-lived assets to be disposed for potential impairment on an ongoing basis in accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  We consider projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. If an impairment is deemed to exist, the carrying amount of the asset is adjusted based on its fair value.

GOODWILL  We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. With the adoption of FASB Statement No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, we no longer amortize goodwill. Instead, we periodically evaluate goodwill for impairment. To meet our ongoing annual obligation, we completed impairment tests as of December 31, 2004 and 2003 and concluded that there was no impairment of our goodwill. Accumulated goodwill amortization was $11.7 million at December 31, 2004 and 2003. Goodwill is our only significant intangible asset.

Goodwill was reduced $2.4 million in 2003 due to the utilization of a portion of our foreign net operating loss carryforwards for which deferred tax asset valuation allowances were established in our initial purchase accounting for the 1998 acquisition of Albion Automotive (Holdings) Limited.

TRADE PAYABLE PROGRAM LIABILITY  In 2003, we established an accelerated supplier payment program through which our suppliers can elect for a designated finance company to advance payment on their invoices due from us. We gain no advantage on the timing of such payments or the amounts due to be paid. The only difference between these obligations and other trade payables is that we are obligated to pay the finance company on the due date for such payment established in the terms and conditions of the purchase order. Our agreement with the finance company calls for us to share in the discount fees charged to the suppliers by the finance company for any advance payments made through this program. The fees collected in association with this program were negligible for 2004, and no such fees were received in 2003.

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

Had we determined compensation cost based upon the fair value of the options at the grant date consistent with the alternative fair value method set forth in FASB Statement No. 123, our net income and EPS would have been adjusted to the pro forma amounts indicated as follows:

	2004	2003	2002
	(Dollars in millions, except per share data)
Net income, as reported	$159.5	$197.1	$176.1
Deduct: Total employee stock option expense determined under the fair value method, net of tax	(16.4)	(13.1)	(10.5)
Pro forma net income	$143.1	$184.0	$165.6
Basic EPS, as reported	$3.09	$3.84	$3.62
Basic EPS, pro forma	$2.77	$3.59	$3.41
Diluted EPS, as reported	$2.98	$3.70	$3.38
Diluted EPS, pro forma	$2.69	$3.50	$3.21

We estimated the fair value of our employee stock options on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Expected volatility	44.04%	47.55%	53.79%
Risk-free interest rate	3.70%	3.50%	4.60%
Dividend yield	None	None	None
Expected life of options	7 years	7 years	7 years
Weighted-average grant-date fair value	$19.83	$12.69	$14.51

In December 2004, the FASB issued Statement No. 123(R), “Share-Based Payment.” FASB Statement No. 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement requires that the compensation cost relating to share-based payment transactions be recognized in financial statements and measured on the fair value of the equity or liability instruments issued. FASB Statement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No. 123(R) is effective for the first interim or annual reporting period that begins after June 15, 2005. We did not early adopt FASB Statement 123(R) and, therefore, there was no impact on our results of operations or financial position at December 31, 2004. While we are currently in the process of finalizing our analysis of the impact and alternative methods of adoption of this Statement, we estimate the impact, along with other equity compensation, will result in after-tax expense of approximately $10 million in 2005.

DERIVATIVES  We account for derivatives under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. FASB Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative qualifies under FASB Statement No.133 as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value and changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

In May 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FASB Statement No. 149 amends and clarifies accounting for derivative instruments and hedging activities under FASB Statement No. 133. FASB Statement No. 149 is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 with this guidance applied prospectively. The adoption of this Statement did not have a significant impact on our results of operations or financial position at December 31, 2004 or 2003.

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

RECLASSIFICATIONS  We have reclassified certain 2003 amounts to conform to the presentation of our 2004 consolidated financial statements.

EFFECT OF NEW ACCOUNTING STANDARDS  EITF 04-08  In October 2004, the Emerging Issues Task Force (EITF) reached a consensus opinion on EITF 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share.” The consensus opinion provides that contingently convertible debt instruments, commonly referred to as “Co-Cos,” are to be included in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. EITF 04-08 is effective for reporting periods ending after December 15, 2004, with retroactive application. The adoption of EITF 04-08 did not have any impact on our diluted earnings per share calculation for the year ended December 31, 2004 because we gave notice in October 2004 of our irrevocable election to pay cash for the accreted principal amount upon conversion of the 2.00% Convertible Notes, and the impact to earnings per share is currently anti-dilutive due to the market price being less than the conversion price trigger of $54.66, as adjusted.

FASB Statement No. 151  In November 2004, the FASB issued Statement No. 151, “Inventory Costs.” FASB Statement No. 151 amends and clarifies Accounting Research Bulletin No. 43, Chapter 4. The amendments made by Statement No. 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges and requiring the allocation of fixed production overhead costs to inventory based on the normal capacity of the production facilities. FASB Statement No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and, therefore, did not have any impact on our results of operations or financial position at December 31, 2004. We do not expect the adoption of this Statement to have a significant impact in 2005.

2. LONG-TERM DEBT AND LEASE OBLIGATIONS

Long-term debt consists of the following:

	2004	2003
	(Dollars in millions)
Revolving credit facilities	$—	$60.0
9.75% Notes, net of discount	—	298.8
5.25% Notes, net of discount	249.7	—
2.00% Convertible Notes	150.0	—
Capital lease obligations	4.2	6.3
Uncommitted lines of credit	—	48.5
Foreign credit facilities and other	44.1	36.1
Long-term debt	$448.0	$449.7

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

DEBT REFINANCING AND REDEMPTION COSTS  In January 2004, we entered into a new senior unsecured revolving credit facility (Revolving Credit Facility) that provides up to $600.0 million of revolving bank financing commitments through January 2009. The Revolving Credit Facility is used for general corporate purposes, which included the refinancing of the previously existing senior secured bank credit facilities (1997 Bank Credit Facilities). We had been amortizing fees and expenses associated with the 1997 Bank Credit Facilities over the life of the agreement. In January 2004, the unamortized balance of such fees and expenses of $3.2 million was expensed when we terminated our bank financing commitments under the 1997 Bank Credit Facilities.

In February 2004, we issued $250.0 million of 5.25% Senior Notes due February 2014 (5.25% Notes) and $150.0 million of 2.00% Senior Convertible Notes due 2024 (2.00% Convertible Notes) in concurrent private offerings pursuant to Rule 144A of the Securities Act of 1933. We received net proceeds from these offerings of approximately $394.0 million, after deducting discounts and commissions of the initial purchasers and other expenses. We used a portion of the net proceeds to repurchase $63.0 million, or 1.59 million shares, of our common stock in privately negotiated transactions. The remainder of the net proceeds was used to redeem all $300.0 million of the outstanding 9.75% Senior Subordinated Notes due March 2009 (9.75% Notes) at a cost of $314.6 million on March 1, 2004, and for other general corporate purposes. In the first quarter of 2004, the $14.6 million call premium and an additional $5.7 million of unamortized discounts and debt issuance costs were expensed as a result of this redemption.

Debt refinancing and redemption costs expensed in the first quarter of 2004 are summarized as follows (dollars in millions):

Call premium on 9.75%Notes	$14.6
Write-off of unamortized discount and debt issuance costs
9.75% Notes	5.7
1997 Bank Credit Facilities	3.2
Debt refinancing and redemption costs	$23.5

REVOLVING CREDIT FACILITY  Our Revolving Credit Facility of $600.0 million is due January 2009 and bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. At December 31, 2004, $580.5 million was available under the Revolving Credit Facility, which reflected a reduction of $19.5 million for standby letters of credit issued against the facility.

The Revolving Credit Facility provides back-up liquidity for our foreign credit facilities and uncommitted lines of credit. We intend to use the availability of long-term financing under the Revolving Credit Facility to refinance any current maturities related to such debt agreements that are not otherwise refinanced on a long-term basis in their respective markets. Accordingly, we have classified such amounts as long-term debt.

5.25% NOTES  The 5.25% Notes are senior unsecured obligations of American Axle & Manufacturing, Inc. (AAM, Inc.) and are fully and unconditionally guaranteed by Holdings. Holdings has no significant assets other than its 100% ownership of AAM, Inc. and no subsidiaries other than AAM, Inc.

2.00% CONVERTIBLE NOTES  The 2.00% Convertible Notes are senior unsecured obligations of Holdings and are fully and unconditionally guaranteed by AAM , Inc. At the option of the holder, under certain conditions, these notes are convertible through 2024. The conversion rate is subject to adjustment for certain events, including the payment of dividends, change of control and other events specified in the indenture. In October 2004, we gave notice of our irrevocable election to pay cash for the accreted principal portion of the securities upon conversion.

LEASES  We lease certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $22.2 million and $20.8 million of such gross asset cost is included in property, plant and equipment at December 31, 2004 and 2003, respectively. The weighted-average interest rate on these capital lease obligations at December 31, 2004 was 5.1%.

We also lease certain facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/ or purchase options. Future minimum payments under noncancelable operating leases are as follows: $31.7 million in 2005; $30.6 million in 2006; $29.1 million in 2007; $29.0 million in 2008; $28.4 million in 2009 and $38.8 million thereafter. Our total expense relating to operating leases was $30.6 million, $33.3 million and $44.3 million in 2004, 2003 and 2002, respectively.

UNCOMMITTED LINES OF CREDIT  In 2004, we secured the use of an additional $60.0 million of uncommitted bank lines of credit, which increased our total availability to $109.0 million. At December 31, 2003, $48.5 million was outstanding under such uncommitted bank credit lines.

FOREIGN CREDIT FACILITIES  We utilize local currency credit facilities to finance the operations of certain foreign subsidiaries. These credit facilities, guaranteed by Holdings and/or AAM, Inc., expire at various dates through March 2006. At December 31, 2004, $44.1 million was outstanding under these facilities and $14.8 million was available. At December 31, 2003, $36.0 million was outstanding and availability under such credit facilities was $3.2 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DEBT COVENANTS  The Revolving Credit Facility contains operating covenants which, among other things, require us to comply with a leverage ratio and maintain a minimum level of net worth. The Revolving Credit Facility also limits our ability to incur certain types of liens and amounts of indebtedness or merge into another company.

DEBT MATURITIES  Aggregate maturities of long-term debt are as follows (dollars in millions):

2005	$29.7
2006	16.1
2007	0.3
2008	0.4
2009	0.4
Thereafter	401.1
Total	$448.0

NET INTEREST EXPENSE  The following table summarizes supplemental information regarding the components of net interest expense as reported in our consolidated statements of income:

	2004	2003	2002
	(Dollars in millions)
Gross interest expense	$31.6	$53.5	$59.2
Capitalized interest	(5.8)	(6.0)	(8.2)
Interest income	(0.3)	(0.7)	(0.4)
Net interest expense	$25.5	$46.8	$50.6

3. DERIVATIVES AND RISK MANAGEMENT

DERIVATIVE FINANCIAL INSTRUMENTS  In the normal course of business, we are exposed to market risk associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments, from time to time, based on management’s judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

CURRENCY FORWARD CONTRACTS  Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Euro, Mexican Peso, Pound Sterling, Brazilian Real and Canadian Dollar. We had currency forward contracts with a notional amount of $21.0 million and $14.6 million outstanding at December 31, 2004 and 2003, respectively.

INTEREST RATE SWAPS  We are exposed to variable interest rates on certain credit facilities. At December 31, 2004, we did not hedge any of our interest rate risk through interest rate swaps. At December 31, 2003, we hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $26.4 million. These interest rate swaps, which were first established in 1999, converted variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96% and expired during 2004. Generally, we designate interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. The ineffective portion of any such hedges is included in current earnings. The impact of hedge ineffectiveness was not significant during the years ended December 31, 2004 and 2003.

FAIR VALUE OF FINANCIAL INSTRUMENTS  The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of our borrowings under the Revolving Credit Facility, the uncommitted lines of credit and foreign credit facilities approximates their fair value due to the frequent resetting of the interest rates. We have estimated the fair value of the 5.25% Notes and the 2.00% Convertible Notes, using available market information, to be approximately $240.0 million and $131.6 million, respectively at December 31, 2004. We have estimated the fair value of the 9.75% Notes to be approximately $318.0 million at December 31, 2003.

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

Sales to General Motors Corporation (GM) were approximately 80%, 82% and 86% of our total net sales in 2004, 2003 and 2002, respectively. Accounts receivable due from GM were $237.2 million at year-end 2004 and $245.7 million at year-end 2003. Sales to DaimlerChrysler Corporation were approximately 11% of our total net sales in 2004 and less than 10% in both 2003 and 2002. Accounts receivable due from DaimlerChrysler Corporation were $51.7 million at year-end 2004. No other single customer accounted for more than 10% of our consolidated net sales in any year presented.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

4. IMPACT OF INSURANCE SETTLEMENT

In July 2002, a fire occurred at our forge operations in Detroit, Michigan. There were no resulting injuries and the fire did not affect our ability to meet customer demand. Our insurance policies provided coverage for the property destroyed and incremental costs incurred to maintain continuity of supply.

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

5. EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT BENEFITS  We sponsor various qualified and non-qualified defined benefit pension plans for our eligible associates. We maintain hourly and salaried benefit plans that provide postretirement medical, dental, vision and life benefits to our eligible retirees and their dependents in the U.S. We also provide benefits under collective bargaining agreements to a majority of our hourly associates.

Actuarial valuations of our benefit plans were made as of September 30, 2004 and 2003. The principal weighted-average assumptions used in the valuation of our U.S. and foreign plans appear in the following table. The U.S. discount rate was based on an actuarial review of a hypothetical portfolio of long-term, high quality corporate bonds matched against our expected payment stream. The foreign discount rate was based on a review of long-term bonds, including published indices in the applicable market. The assumptions for the expected return on plan assets were based on a review of long-term historical returns for the asset classes represented within our portfolio.  The rates of increase in compensation and health care costs were based on current market conditions, inflationary expectations and historical information.

	Pension Benefits						Other Postretirement Benefits
	2004		2003		2002		2004	2003	2002
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
Discount rate	6.20%	5.75%	6.25%	5.50%	6.75%	5.50%	6.35%	6.25%	6.75%
Expected return on plan assets	9.00%	8.00%	9.00%	8.00%	9.00%	8.00%	N/A	N/A	N/A
Rate of compensation increase	4.25%	3.50%	4.25%	3.50%	4.25%	3.50%	4.25%	4.25%	4.25%

The weighted-average asset allocations at December 31, 2004 and 2003 by asset category appear in the following table. The asset allocation for our plans was developed in consideration of the demographics of the plan participants and expected payment stream of the liability.

	U.S.			Foreign
	Plan Assets at December 31,		Target	Plan Assets at December 31,		Target
	2004	2003	Allocation	2004	2003	Allocation
Equity securities	66.0%	66.3%	65.0% - 70.0%	70.5%	69.0%	65.0% - 70.0%
Fixed income securities	32.8%	31.4%	30.0% - 35.0%	28.0%	29.0%	30.0% - 35.0%
Cash	1.2%	2.3%	0.0% - 5.0%	1.5%	2.0%	0.0% - 5.0%
Total	100.0%	100.0%		100.0%	100.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accumulated benefit obligation for all defined benefit pension plans was $461.0 million and $393.2 million at September 30, 2004 and 2003, respectively. The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to the net benefit plan asset (liability):

	Pension Benefits		Other Postretirement Benefits
	2004	2003	2004	2003
	(Dollars in millions)		(Dollars in millions)
Change in benefit obligation
Benefit obligation at beginning of year	$416.5	$335.7	$397.5	$274.4
Service cost	32.6	28.1	39.0	32.6
Interest cost	27.9	23.6	25.6	20.7
Plan amendments	21.2	—	(9.3)	(2.2)
Actuarial (gain) loss	(5.6)	26.7	(31.7)	73.6
Participant contributions	1.7	1.6	—	—
Special termination benefits	—	9.3	—	—
Benefit payments	(14.5)	(16.0)	(2.5)	(1.6)
Currency fluctuations	6.5	7.5	—	—
Net change	69.8	80.8	21.1	123.1
Benefit obligation at end of year	486.3	416.5	418.6	397.5

Change in plan assets
Fair value of plan assets at beginning of year	283.5	210.3	—	—
Actual return on plan assets	35.6	39.0	—	—
Employer contributions	40.2	44.6	2.5	1.6
Participant contributions	1.7	1.6	—	—
Benefit payments	(14.5)	(16.0)	(2.5)	(1.6)
Currency fluctuations	4.1	4.0	—	—
Net change	67.1	73.2	—	—
Fair value of plan assets at end of year	350.6	283.5	—	—

Funded status — U.S. plans at September 30	(106.1)	(96.3)	(418.6)	(397.5)
Funded status — foreign plan at September 30	(29.6)	(36.7)	—	—
Unrecognized actuarial loss	108.3	123.9	99.4	138.2
Unrecognized prior service cost	34.2	15.4	(10.9)	(2.1)
Fourth quarter contribution	4.0	8.5	0.6	0.4
Net asset (liability) at December 31	$10.8	$14.8	$(329.5)	$(261.0)

Amounts recognized in our balance sheets are as follows:

	Pension Benefits		Other Postretirement Benefits
	2004	2003	2004	2003
	(Dollars in millions)		(Dollars in millions)
Prepaid benefit cost	$11.4	$16.2	$—	$—
Accrued benefit liability	(109.5)	(106.0)	(329.5)	(261.0)
Intangible asset	31.9	14.3	—	—
Minimum pension liability adjustment	77.0	90.3	—	—
Net asset (liability) at December 31	$10.8	$14.8	$(329.5)	$(261 .0)

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

The components of net periodic benefit cost are as follows:

	Pension Benefits			Other Postretirement Benefits
	2004	2003	2002	2004	2003	2002
	(Dollars in millions)			(Dollars in millions)
Service cost	$32.6	$28.1	$24.0	$39.0	$32.6	$22.5
Interest cost	27.9	23.6	19.7	25.6	20.7	14.4
Expected asset return	(26.6)	(23.6)	(20.8)	N/A	N/A	N/A
Amortized loss	4.1	1.9	0.1	5.4	2.4	—
Amortized prior service cost	2.5	1.7	1.6	(0.5)	—	—
Special termination benefits	—	9.3	—	—	—	—
Other	(1.4)	0.2	1.0	—	—	—
Net periodic benefit cost	$39.1	$41.2	$25.6	$69.5	$55.7	$36.9

For measurement purposes, a 10% annual increase in the per-capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually to 5% for 2010 and remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point increase in the assumed health care cost trend rate would have increased total service and interest cost in 2004 and the postretirement obligation at December 31, 2004 by $16.0 million and $91.3 million, respectively. A one-percentage-point decrease in the assumed health care cost trend rate would have decreased total service and interest cost in 2004 and the postretirement obligation at December 31, 2004 by $12.0 million and $69.6 million, respectively.

The expected future pension and other postretirement benefits to be paid for each of the next five years and in the aggregate for the succeeding five years thereafter are as follows: $15.4 million in 2005; $17.8 million in 2006; $21.1 million in 2007; $25.5 million in 2008; $30.7 million in 2009 and $232.4 million thereafter. These amounts were estimated using the same assumptions to measure our 2004 year-end pension and other postretirement benefit obligation and include an estimate of future employee service.

MEDICARE PRESCRIPTION DRUG, IMPROVEMENT AND MODERNIZATION ACT OF 2003  In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. This Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of postretirement health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The effect of the subsidy reduced our other postretirement benefit obligation by $28.1 million, which has been treated as an actuarial gain and will be amortized over the future service lives of active employees. Our net periodic postretirement benefit cost was reduced by $4.7 million in 2004 to recognize the effects of the subsidy.

CONTRIBUTIONS  We expect our pension funding in 2005 to be in the range of $30.0 million to $40.0 million and our cash outlay for other postretirement benefit obligations to be less than $5.0 million in 2005.

ACCELERATED ATTRITION PROGRAM  In accordance with FASB Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” we recorded a $9.3 million charge in 2003 for hourly associates who were eligible to participate in an early retirement program. Each hourly associate who elected to participate received a one-time lump-sum payment.

SEVERANCE OBLIGATIONS AND OTHER POSTEMPLOYMENT BENEFITS  Pursuant to FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits,” we recorded a $3.4 million charge during the third quarter of 2003 to adjust our salary workforce.

VOLUNTARY SAVINGS PLANS  Most of our U.S. associates are eligible to participate in voluntary savings plans. Our maximum match under these plans is 50% of salaried associates’ contributions, up to 6% of their eligible salary. Matching contributions amounted to $2.3 million in 2004, 2003 and 2002. Under these plans, our common stock became an investment option for our participants during 2002.

DEFERRED COMPENSATION PLAN  Certain U.S. associates are eligible to participate in a non-qualified deferred compensation plan. Payments of $0.6 million and $0.1 million have been made in 2004 and 2003, respectively to eligible associates that have elected distributions. At December 31, 2004 and 2003, our deferred compensation liability was $12.5 million and $9.7 million, respectively. We recognized $2.0 million, $1.3 million and $0.6 million of expense related to this deferred compensation plan in 2004, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2005, our deferred compensation plan was amended to comply with the American Jobs Creation Act of 2004 passed in October 2004. The amendments were primarily administrative in nature, affecting deferral elections and the timing of distributions and will not significantly impact the benefits paid under the plan.

6. STOCK OPTIONS

At December 31, 2004, we have stock options outstanding under three stock compensation plans approved by our stockholders. Under two of these plans, a total of 19.1 million options have been authorized for issuance to our directors, officers and certain other associates in the form of options, stock appreciation rights or other awards that are based on the value of our common stock. We have granted a total of 13.6 million options under these stock compensation plans through December 31, 2004, which become vested based upon duration of employment. The vesting of some of these options awarded pursuant to one of the plans was accelerated due to the satisfaction of certain annual or cumulative performance criteria. At December 31, 2004, 6.5 million of these options have been exercised.

At December 31, 2004, there are also 0.2 million options held by several of our officers that were granted in 1997 as a replacement for an incentive compensation plan established in 1994. These options were immediately vested and are exercisable at a weighted-average exercise price of approximately $0.12 per share. A total of 1.7 million options granted under this plan have been exercised prior to December 31, 2004.

The following table summarizes activity relating to our stock options:

		Weighted-Average
	Number of	Exercise Price
	Shares	Per Share
	(In millions, except per share data)
Outstanding at January 1, 2002	9.9	$6.54
Options granted	1.8	24.25
Options exercised	(2.7)	4.61
Options lapsed or canceled	(0.1)	12.57
Outstanding at December 31, 2002	8.9	$10.61
Options granted	2.0	23.74
Options exercised	(3.9)	6.55
Options lapsed or canceled	—	20.56
Outstanding at December 31, 2003	7.0	$16.43
Options granted	1.7	38.35
Options exercised	(1.1)	12.17
Options lapsed or canceled	(0.3)	28.07
Outstanding at December 31, 2004	7.3	$21.82

Options outstanding at December 31, 2004 have a weighted-average remaining contractual life of approximately 7 years. The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2004:

		Weighted-Average	Number of	Weighted-Average
	Outstanding	Exercise Price	Stock Options	Exercise Price
	Stock Options	Per Share	Exercisable	Per Share
	(In millions, except per share data)		(In millions, except per share data)
Range of exercise prices
$0.01 - $0.25	0.2	$0.11	0.2	$0.11
$4.26	0.8	4.26	0.8	4.26
$8.85	0.8	8.85	0.8	8.85
$9.25 - $13.13	0.1	12.19	0.1	12.19
$15.00 - $24.13	2.4	21.09	1.2	18.72
$24.15 - $40.83	3.0	31.87	0.9	24.63
	7.3	$21.82	4.0	$14.30

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

7. INCOME TAXES

Income before income taxes for U.S. and non-U.S. operations was as follows:

	2004	2003	2002
	(Dollars in millions)
U.S income	$187.0	$285.4	$263.1
Non-U.S. income	48.8	17.8	10.7
Total income before income taxes	$235.8	$303.2	$273.8

The following is a summary of the components of our provisions for income taxes:

	2004	2003	2002
	(Dollars in millions)
Current
Federal	$18.3	$76.2	$31.4
Other state and local	4.0	6.8	4.9
Foreign	7.7	2.7	2.7
Total current	30.0	85.7	39.0

Deferred
Federal	36.8	20.0	45.5
Other state and local	0.5	(2.9)	4.1
Foreign	9.0	3.3	9.1
Total deferred	46.3	20.4	58.7
Total income taxes	$76.3	$106.1	$97.7

The following is a reconciliation of our provision for income taxes to the expected amounts using statutory rates:

	2004	2003	2002
Federal statutory	35.0%	35.0%	35.0%
Foreign income taxes	(0.5)	(0.1)	3.0
State and local	1.2	0.8	2.0
Federal tax credits	(1.7)	(1.0)	(2.0)
Other	(1.6)	0.3	(2.3)
Effective income tax rate	32.4%	35.0%	35.7%

The following is a summary of the significant components of our deferred tax assets and liabilities:

	2004	2003
	(Dollars in millions)
Current deferred tax assets
Employee benefits	$10.9	$11.4
Inventory and other	—	5.3
Total current deferred tax assets	10.9	16.7

Current deferred tax liabilities
Inventory and other	(3.5)	(0.4)
Current deferred tax asset, net	$7.4	$16.3

	2004	2003
	(Dollars in millions)
Noncurrent deferred tax assets
Employee benefits	$127.5	$115.4
NOL carryforwards	19.7	18.4
Tax credit carryforwards	1.7	2.9
Capital allowance carryforwards	15.0	17.4
Prepaid taxes	12.1	17.4
Goodwill	0.4	0.4
Other	1.3	4.1
Valuation allowances	(32.5)	(34.9)
Noncurrent deferred tax assets, net	145.2	141.1

Noncurrent deferred tax liabilities
Fixed assets and other	(252.9)	(207.2)
Noncurrent deferred tax liability, net	$(107.7)	$(66.1)

Noncurrent deferred tax assets and liabilities recognized in our balance sheets are as follows:

	2004	2003
	(Dollars in millions)
U.S. Federal deferred tax liability, net	$(114.5)	$(73.0)
Other foreign deferred tax asset, net	6.8	6.9
Noncurrent deferred tax liability, net	$(107.7)	$(66.1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The deferred income tax assets and liabilities summarized on the preceding page reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. At year-end 2004 and 2003, our net noncurrent foreign deferred tax asset was primarily attributable to timing differences related to our minimum pension liability for our foreign operations. Also at year-end 2004 and 2003, our net noncurrent U.S. Federal deferred tax liability was principally attributable to the impact of accelerated tax depreciation. The impact of this accelerated tax depreciation was offset in both 2004 and 2003 primarily by timing differences related to postretirement benefits and alternative minimum tax credit carryforwards that do not expire.

Our deferred tax asset valuation allowances at December 31, 2004 and 2003 were tax benefits principally related to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances. In 2004 and 2003, we utilized a portion of such foreign tax benefits.

Payments for federal, state, local and foreign income taxes were $33.3 million, $44.9 million and $31.5 million in 2004, 2003 and 2002, respectively.

8. EARNINGS PER SHARE (EPS)

The following table sets forth the computation of our basic and diluted EPS:

	2004	2003	2002
	(In millions, except per share data)
Numerator
Net income	$159.5	$197.1	$176.1
Denominators
Basic shares outstanding - Weighted - average shares outstanding	51.6	51.3	48.6
Effect of dilutive securities Dilutive stock options	1.9	2.0	3.5
Diluted shares outstanding - Adjusted weighted-average shares after assumed conversions	53.5	53.3	52.1
Basic EPS	$3.09	$3.84	$3.62
Diluted EPS	$2.98	$3.70	$3.38

Certain exercisable stock options were excluded in the computations of diluted EPS because the exercise price of these options was greater than the average annual market prices. The number of stock options outstanding, which was not included in the calculation of diluted EPS, was 1.6 million at year-end 2004 and less than 0.1 million at year-end 2003 and 2002. The ranges of exercise prices related to the excluded exercisable stock options were $34.88 — $40.83 at year-end 2004, $34.15 — $34.88 at year-end 2003 and $27.00 — $34.88 at year-end 2002.

9. COMMITMENTS AND CONTINGENCIES

Obligated purchase commitments for capital expenditures were approximately $155.6 million at December 31, 2004 and $117.4 million at December 31, 2003.

We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We will continue to closely monitor our environmental conditions to ensure that we are in compliance with all laws, regulations and ordinances. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our purchase of the assets from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2004, and we do not expect such expenditures to be significant in 2005.

10. STOCKHOLDER RIGHTS PLAN

In September 2003, our Board of Directors adopted a Stockholder Rights Plan (the Rights Plan) and declared a dividend of one preferred share purchase right for each outstanding share of common stock for stockholders of record on September 25, 2003. The Rights Plan provides a reasonable means of safeguarding the interests of all stockholders against unsolicited takeover attempts at a price not reflective of its fair value. The Rights Plan is designed to give the Board of Directors sufficient time to evaluate and

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

respond to an unsolicited takeover attempt and to encourage anyone or group considering such action to negotiate first with the Board of Directors.

11. RELATED PARTY TRANSACTIONS

In 1997, Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates (Blackstone) acquired a majority ownership interest in our company through a leveraged recapitalization transaction. In connection with this transaction, we entered into an agreement, which was amended in 2001, pursuant to which Blackstone provided certain advisory and consulting services to us. In December 2003, Blackstone completed their orderly exit strategy with a secondary offering of approximately 6.5 million shares to outside investors at which time this agreement terminated. We incurred costs of $2.6 million and $2.0 million for services provided by Blackstone in 2003 and 2002, respectively. The following table summarizes Blackstone’s ownership and shares offered to outside investors in 2003 and 2002:

	Blackstone’s Ownership
		Shares	Approximate
	Shares	Beneficially Owned	% Owned
	Offered	After Offerings	After Offerings
	(In millions)
March 2002	8.0	14.0	27%
October 2003	7.5	6.5	12%
December 2003	6.5	0.0	0%

AAM did not sell any shares and did not receive any of the proceeds from the sale of shares by Blackstone.

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

Consistent with our Registration Statement disclosures related to these offerings, we have assumed the exercise of deep-in-the-money options to purchase common shares that were granted prior to our initial public offering and that were exercisable at the time of the offerings in the determination of the beneficial ownership percentages for Blackstone and Mr. Dauch. Approximately 2.0 million and 4.1 million shares of common stock related to such options were assumed to be outstanding in the beneficial ownership calculations for October 2003 and March 2002, respectively.

12. LABOR RELATIONS

In February 2004, our national collective bargaining agreement with the UAW expired. As a result of not reaching an agreement before the expiration of the contract, we experienced a temporary work stoppage of less than two days at six of our North American manufacturing facilities. In 2004, our operating results include costs and expenses of approximately $5.2 million related to overtime and other costs to recover lost production as a result of the work stoppage.

Lump-sum ratification payments totaling $37.5 million (including applicable payroll taxes) were made in the first half of 2004 in accordance with new collective bargaining agreements with unions that represent our hourly associates at six of our locations in the U.S. These lump-sum payments relate to future service of our hourly associates. In 2004, we expensed $13.7 million of these payments, which represented amounts earned in 2004 including $7.5 million paid in lieu of base wage increases. The remaining $23.8 million relates to amounts both parties agreed would be earned during the terms of the agreements and will be amortized over the remaining lives of the agreements.

In the first half of 2004, we recognized a pre-tax charge of $12.7 million (most of which was recovered through associated labor cost savings in the second half of 2004) related to lump-sum voluntary separation payments accepted by nearly 250 hourly associates terminating their employment with AAM. In December 2004, we recognized an additional pre-tax charge of $10.0 million related to a similar voluntary separation program accepted by 186 hourly associates terminating their employment with AAM (associated labor cost savings will be recovered in 2005).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one reportable segment: the manufacture, engineering, design and validation of driveline systems and related powertrain components and chassis modules for light trucks, SUVs, passenger cars and crossover vehicles. Financial information relating to our operations by geographic area is presented in the following table. Net sales are attributed to countries based upon location of customer. Long-lived assets exclude deferred income taxes.

	2004	2003	2002
	(Dollars in millions)
Net sales
United States	$2,472.5	$2,600.0	$2,524.9
Canada	328.1	325.2	402.7
Mexico and South America	667.6	642.2	432.1
Europe and other	131.4	115.3	120.5
Total net sales	$3,599.6	$3,682.7	$3,480.2

Long-lived assets
United States	$1,499.3	$1,411.6	$1,378.4
Other	440.1	416.5	380.3
Total long-lived assets	$1,939.4	$1,828.1	$1,758.7

14. UNAUDITED QUARTERLY FINANCIAL AND MARKET DATA

	March 31	June 30	September 30	December 31	Full Year
	(Dollars in millions, except per share data)
2004
Net sales	$952.8	$929.6	$841.6	$875.6	$3,599.6
Gross profit	136.4	133.4	107.9	96.8	474.5
Net income	36.5	55.3	36.4	31.3	159.5
Basic EPS	$0.69	$1.06	$0.71	$0.63	$3.09
Diluted EPS(1)	$0.66	$1.02	$0.68	$0.61	$2.98
Market price (2)
High	$41.98	$39.86	$35.66	$30.84	$41.98
Low	$34.10	$33.30	$27.84	$26.87	$26.87

2003
Net sales	$975.3	$913.6	$867.7	$926.1	$3,682.7
Gross profit	144.7	137.8	119.4	138.4	540.3
Net income	54.0	51.0	38.7	53.4	197.1
Basic EPS	$1.08	$1.01	$0.74	$1.01	$3.84
Diluted EPS(1)	$1.02	$0.97	$0.71	$0.96	$3.70
Market price (2)
High	$25.79	$25.65	$33.17	$40.53	$40.53
Low	$19.50	$21.24	$24.05	$30.47	$19.50

(1) Full year diluted EPS will not necessarily agree to the sum of the four quarters because each quarter is a separate calculation.
(2)  Prices are the quarterly high and low closing sales prices for our common stock as reported by the New York Stock Exchange (NYSE). We had approximately 469 stockholders of record as of February 10, 2005.

We submitted a CEO certification to the NYSE on May 5, 2004 pursuant to Section 303A of the NYSE Corporate Governance Listing Standards.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

FIVE YEAR FINANCIAL SUMMARY
Year Ended December 31,
(In millions, except per share data)

	2004	2003	2002	2001	2000

Statement of income data
Net sales	$3,599.6	$3,682.7	$3,480.2	$3,107.2	$3,069.5
Gross profit	474.5	540.3	491.7	409.7	426.2
Selling, general and administrative expenses	189.7	194.0	180.5	164.4	162.6
Operating income	284.8	346.3	311.2	241.3	259.4
Net interest expense	(25.5)	(46.8)	(50.6)	(59.4)	(58.8)
Net income	159.5 (a)	197.1	176.1 (b)	114.9	129.2
Diluted earnings per share	$2.98	$3.70	$3.38	$2.36	$2.60
Diluted shares outstanding	53.5	53.3	52.1	48.7	49.7

Balance sheet data
Cash and cash equivalents	$14.4	$12.4	$9.4	$12.3	$35.2
Total assets	2,538.8	2,398.7	2,335.7	2,160.9	1,902.5
Total long-term debt	448.0	449.7	734.1	878.2	817.1
Stockholders' equity	955.5	954.7	703.6	534.7	372.0
Dividends declared per share	$0.45	$-	$-	$-	$-

Statement of cash flows data
Cash provided by operating activities	$453.2	$496.9	$384.2	$232.8	$252.2
Cash used in investing activities	(240.2)	(232.1)	(252.9)	(375.5)	(381.0)
Cash (used in) provided by financing activities	(211.3)	(262.6)	(133.2)	120.2	24.1

Other data
EBITDA(c)	$432.7	$513.8	$470.6	$367.8	$377.0
Depreciation and amortization	171.1	163.1	145.8	126.6	107.9
Capital expenditures	240.2	229.1	207.7	375.5	381.0
Buyouts of sale-leasebacks	-	3.0	45.2	-	-

(a) Excluding a one-time charge of $15.9 million, net of tax related to debt refinancing and redemption costs in the first quarter of 2004, net income would have been $175.4 million.

(b) Excluding a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit, Michigan, net income would have been $170.6 million. See Note 4 to the consolidated financial statements for further discussion.

(c) We believe that earnings before interest expense, income taxes, depreciation and amortization (EBITDA) is a meaningful measure of performance as it is commonly utilized by management and investors to analyze operating performance and entity valuation. Our management, the investment community and the banking institutions routinely use EBITDA, together with other measures, to measure our operating performance relative to other Tier I automotive suppliers. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined under accounting principles generally accepted in the United States of America. Other companies may calculate EBITDA differently.

	2004	2003	2002	2001	2000
Net income	$159.5	$197.1	$176.1	$114.9	$129.2
Interest expense	25.8	47.5	51.0	60.3	65.7
Income taxes	76.3	106.1	97.7	66.0	74.2
Depreciation and amortization	171.1	163.1	145.8	126.6	107.9
EBITDA	$432.7	$513.8	$470.6	$367.8	$377.0