Form 10-K, Exhibit 13
period 2005-12-31
AMERICAN AXLE & MANUFACTURING HOLDINGS INC
filed 2006-03-01
CIK 1062231

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline and drivetrain systems and related powertrain components and chassis modules for light trucks, sport utility vehicles (SUVs), passenger cars and crossover vehicles. Driveline and drivetrain systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline, drivetrain and related powertrain products include axles, chassis modules, driveshafts, power transfer units, transfer cases, chassis and steering components, driving heads, crankshafts, transmission parts and metal-formed products.

We are the principal supplier of driveline components to General Motors Corporation (GM) for its rear-wheel drive (RWD) light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive/all-wheel drive (4WD/AWD) axle requirements for these vehicle platforms. Sales to GM were approximately 78% of our total net sales in 2005, 80% in 2004 and 82% in 2003.

We are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by a Lifetime Program Contract (LPC). Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We have been successful in competing, and we will continue to compete for future GM business upon the expiration of the LPCs.

We are also the principal supplier of driveline system products for the Chrysler Group’s heavy-duty Dodge Ram full-size pickup trucks (Dodge Ram program) and its derivatives. As part of this program, we supply a fully integrated computer-controlled chassis system for the Dodge Ram Power Wagon. Sales to DaimlerChrysler Corporation (DaimlerChrysler) were approximately 13% of our total net sales in 2005, 11% in 2004 and 9% in 2003.

In addition to GM and DaimlerChrysler, we supply driveline systems and other related components to PACCAR Inc., Volvo Group, Ford Motor Company (Ford), and other original equipment manufacturers (OEMs) and Tier I supplier companies such as Magna International, Inc. and The Timken Company. Our net sales to customers other than GM increased 3.6% to $754.4 million in 2005 as compared to $728.0 million in 2004 and $674.0 million in 2003. In the second quarter of 2005, we launched a program supporting independent rear drive axles (IRDAs) for South Korean automaker Ssangyong Motor Corporation.

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

GLOBAL AUTOMOTIVE PRODUCTION Global automotive production is increasing in Central and Eastern Europe, Asia (particularly China, South Korea and India) and South America. The rate of growth of automotive production in these regions is expected to be much greater than the more traditional automotive production centers such as North America, Western Europe and Japan. We have opened offices in India, China and South Korea and we have expanded our existing facility in Brazil to support these growing markets. We expect our activity in these markets to increase significantly over the next several years. In 2006, we will begin construction of new manufacturing facilities in China and Central/Eastern Europe.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGE IN CONSUMER DEMAND AND PRODUCT MIX SHIFT The demand for SUV-type vehicles is shifting to smaller passenger cars and crossover vehicles with smaller displacement engines and higher fuel economy. A significant portion of our current revenue stream is tied to full-size and mid-size SUV’s and as demand softens for these products, our current revenue streams will be impacted. However, our R&D efforts have led to new business awards for new products that support AWD and RWD passenger cars and crossover vehicles positioning us well to compete as the product mix shifts. AAM’s new and incremental business backlog now includes awards for new products supporting seven passenger car and crossover vehicle programs that represent future annual sales of over $600 million by 2012.

4WD/AWD There is a continuing trend toward higher 4WD/AWD penetration in the market place. We benefit from increased 4WD/AWD penetration because we are able to sell two axles on a 4WD/AWD vehicle versus one on a traditional light truck or SUV, which also increases our content-per-vehicle.

DECLINING U.S. DOMESTIC MARKET SHARE Competition from offshore and transplant OEMs continues to intensify, and the U.S. market share for GM and Ford has declined as their U.S. domestic vehicle production levels decreased by 8% in 2005. Since approximately 78% of our 2005 revenue is derived from net sales to GM, this continuing trend is significant for us. A mitigating factor for us in this trend is our continuing effort to diversify our customer base as our sales to customers other than GM have increased to $754.4 million representing approximately 22% of net sales in 2005.

PRICE PRESSURE Year-over-year price reductions are a common practice in the automotive industry. We sell most of our products under long-term contracts with prices scheduled at the time the contracts are established. Some of our contracts require us to reduce our prices in subsequent years and most of our contracts allow us to adjust prices for engineering changes. We do not believe that the price reductions we have committed to our customers will have a material adverse impact on our future operating results because we intend to offset such price reductions through cost reductions and other productivity initiatives.

SUPPLY BASE CONSOLIDATION The OEMs have continued to reduce their supply base, preferring stronger relationships with a smaller number of suppliers capable of designing, engineering, testing, validating and manufacturing systems and modules for their increasingly global operations. The trend is to move away from regional suppliers and toward suppliers that can serve global markets in a cost efficient manner. The financial strength of a supplier is also an important factor in sourcing decisions as the OEMs work to protect their continuity of supply. We believe our engineering capabilities and financial resources position us well in this environment.

Supply base consolidation is not limited to Tier I suppliers. The competitive pressures of the automotive industry have forced the consolidation of our supply base as well. We have expanded our global purchasing activities in order to procure materials cost-effectively while ensuring continuity of high quality supply.

STEEL AND OTHER METALLIC MATERIAL PRICING Worldwide market conditions have resulted in higher steel and other metallic material prices. We are focused on mitigating the impact of this trend through commercial agreements with our customers, strategic sourcing arrangements with suppliers and technology advancements that will allow us to use less metallic content in the manufacture of our products.

The majority of our sales contracts with our largest customers provide price adjustment provisions for metal market price fluctuations. Because we do not have such provisions with all of our customers for all of the parts that we sell, we are experiencing higher net costs for raw materials. Our cost increases have come in the form of metal market adjustments, base price increases and surcharges. We also have contracts with our steel suppliers that ensure continuity of supply and our validation and testing capabilities enable us to strategically utilize steel sources on a global basis.

SHIFT OF WARRANTY RESPONSIBILITIES The OEMs are also shifting warranty responsibilities to their supply base. In our eleven-year history, we have experienced negligible warranty charges from our customers due to our contractual relationships and ongoing improvements in the areas of quality, reliability and durability with respect to the products that we sell. Although we do not expect that our warranty obligations will have a material adverse impact on our future operating results, we will continue to closely monitor potential future warranty costs.

FINANCIAL DISTRESS OF U.S. DOMESTIC SUPPLY BASE The declining market share of the U.S. domestic OEMs has resulted in the under-utilization of industry capacity which has significantly pressured the U.S. domestic supply base. Steel and metallic material prices rose significantly, and higher energy and fuel costs exacerbated the cost issue. In 2005, several key automotive suppliers joined many other suppliers that have filed for Chapter 11 bankruptcy protection since 2003. The declining market share of U.S. domestic OEMs and its supply base caused by global competition is creating a major structural change in the U.S. domestic automotive industry targeted at dramatically reducing cost.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

 NET SALES Net sales were $3,387.3 million in 2005 as compared to $3,599.6 million in 2004 and $3,682.7 million in 2003. The decrease in 2005 net sales of 5.9% relative to 2004 compares to a decrease in North American (N.A.) light vehicle production of less than 1% and a decrease of nearly 9% in GM light truck production. The decrease in 2004 net sales of 2% relative to 2003 compares to a decrease in N.A. light vehicle production of less than 1% and a decrease of nearly 5% in GM light truck production.

The decreases in net sales resulting from lower GM light truck production volumes, in both 2005 and 2004, were partially offset by metal market price adjustments. Our sales were also positively impacted by increased production of the Dodge Ram heavy-duty pickup truck program that we support.

Sales in 2004 and 2003 benefited from the launch in the second half of 2003 of the GMC Canyon and Chevrolet Colorado and increased production of GM’s full-size pickup and SUV programs. Our sales activity in 2004 and 2003 also reflects the impact of our successful launch in the second half of 2002 of new driveline system products supporting the Dodge Ram program, the launch in the third quarter of 2002 of GM’s HUMMER H2 and the 2002 introduction of the longer wheel-base Chevrolet Trailblazer EXT and GMC Envoy XL. Sales in 2003 were partially offset by decreased production of the Chevrolet Astro and GMC Safari van program.

Our content-per-vehicle (as measured by the dollar value of our products supporting GM’s N.A. light truck platforms and the Dodge Ram program) was $1,201 in 2005 up from $1,173 in 2004 and 2003. The impact of metal market price adjustments, favorable pricing due to technology improvements and mix shifts favoring 4WD/AWD versions of light truck products were the primary drivers of content growth for the year. Our 4WD/AWD penetration rate has also increased in these periods to 63.7% in 2005 as compared to 62.6% in 2004 and 61.8% in 2003. 4WD/AWD penetration is equal to the total number of front axles we produce divided by the total number of rear axles we produce for the vehicle programs on which we sell product.

GROSS PROFIT Gross profit was $304.7 million in 2005 as compared to $474.5 million in 2004 and $540.3 million in 2003. Gross margin was 9.0% in 2005 as compared to 13.2% in 2004 and 14.7% in 2003. Our gross profit in 2005 was adversely impacted by lower GM light truck production volumes, increased supplemental unemployment benefits to our hourly associates, higher energy and material costs, and increased launch costs, which include non-capitalizable project expenses in addition to machine start-up costs.

In 2004, we initiated a voluntary separation program whereby employees could receive lump-sum payments to voluntarily terminate their employment with AAM. We offered separation payments under this program to adjust our hourly workforce to meet current business conditions. The associated labor cost is normally recovered in approximately one year. The following table summarizes our activity under the program:

	2005	2004
	(Dollars in millions)
Approximate pre-tax charge	$17.3	$23.8
Number of associates	317	453

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

Lump-sum ratification payments totaling $37.5 million (including applicable payroll taxes) were made in the first half of 2004 in accordance with new collective bargaining agreements with unions that represent our hourly associates at six of our locations in the U.S. These lump-sum payments relate to future service of our hourly associates. Through 2005, we expensed $21.2 million of these payments, which represented amounts earned in relation to the agreements including $7.1 million and $7.5 million paid in lieu of base wage increases in 2005 and 2004, respectively. The remaining $16.3 million relates to amounts which would be earned during the terms of the agreements and will be amortized over the remaining lives of the agreements.

In 2003, productivity gains were partially offset by a $9.3 million charge for an early retirement program for our hourly associates and a $2.2 million third quarter charge to adjust costs relating to our salaried workforce.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) SG&A (including research and development (R&D)) was $199.6 million in 2005 as compared to $189.7 million in 2004 and $194.0 million in 2003. SG&A as a percentage of net sales was 5.9% in 2005 and 5.3% in 2004 and 2003. In addition to higher R&D spending, SG&A in 2005 reflects the cost of AAM’s first-ever restricted stock grants. SG&A in 2005 as compared to 2004 also reflects higher costs incurred to support our strategic growth initiatives in other countries partially offset by lower profit sharing expense as a result of lower earnings. SG&A in 2004 as compared to 2003 includes higher R&D spending offset by lower profit sharing expense due to lower earnings and changes to our incentive compensation plans implemented in 2004.

R&D In 2005, R&D spending in product, process and systems increased 7.3% to $73.6 million as compared to $68.6 million in 2004 and $60.7 million in 2003. The focus of this increasing investment is to develop innovative driveline and drivetrain systems and components for passenger cars, light trucks and SUVs in the global marketplace. Product development in this area includes power transfer units, transfer cases, driveline and transmission differentials, multipiece driveshafts, IRDAs and independent front drive axles (IFDAs). We also continue to focus on electronic integration in our existing products. The most recent examples of these initiatives are the electronic SmartBar™ stabilizer based roll-control system, TracRite® GTL electronic differentials and TracRite® EL electronic locking differentials all featured in the Dodge Ram Power Wagon. In addition, we continue to support the development of hybrid vehicle systems. Our efforts in these areas have resulted in the development of prototypes and various configurations of these driveline systems for several OEMs throughout the world.

OPERATING INCOME Operating income was $105.1 million in 2005 as compared to $284.8 million in 2004 and $346.3 million in 2003. Operating margin was 3.1% in 2005, 7.9% in 2004 and 9.4% in 2003. The decreases in operating income and operating margin in 2005 and 2004 were due to the factors discussed in Gross Profit and SG&A.

NET INTEREST EXPENSE Net interest expense was $27.2 million in 2005, $25.5 million in 2004 and $46.8 million in 2003. Interest expense increased in 2005 due to higher average outstanding borrowings and higher interest rates in 2005 as compared to 2004. Interest expense decreased in 2004 as compared to 2003 due to the favorable impact of our debt refinancing activities in the first quarter of 2004.

OTHER INCOME (EXPENSE) Following are the components of Other Income (Expense) for 2005, 2004 and 2003:

Debt refinancing and redemption costsDebt refinancing and redemption costs expensed in the first quarter of 2004 are summarized as follows (dollars in millions):

Call premium on 9.75% Notes	$14.6
Write-off of unamortized discount and debt issuance costs
9.75% Notes	5.7
1997 Bank Credit Facilities	3.2

Debt refinancing and redemption costs	$23.5

The details of the debt refinancing and redemption costs are more fully explained in the section entitled “Liquidity and Capital Resources — Capitalization and Debt Availability.”

Other, netThis activity is related principally to the net effect of foreign exchange gains and losses.

INCOME TAX EXPENSE Income tax expense was $24.0 million in 2005, $76.3 million in 2004 and $106.1 million in 2003. Our effective income tax rate was 30.0% in 2005, 32.4% in 2004 and 35.0% in 2003. The decrease in our effective income tax rate in 2005 as compared to 2004 was primarily due to the impact of federal income tax credits which do not vary proportionately with net income. These credits, when applied against our lower pre-tax income in 2005, had a more significant impact on our effective tax rate. The decrease in our effective income tax rate in 2004 as compared to 2003 was primarily due to tax effects related to the recognition of R&D tax credits, the Medicare Part D subsidy and lower foreign rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NET INCOME AND EARNINGS PER SHARE (EPS) Net income was $56.0 million in 2005 as compared to $159.5 million in 2004 and $197.1 million in 2003. Diluted earnings were $1.10 per share in 2005 as compared to $2.98 per share in 2004 and $3.70 per share in 2003. Net income and EPS were primarily impacted by the factors discussed in Gross Profit and SG&A. Additionally, in 2004, net income and EPS include the impact of a one-time first quarter charge related to debt refinancing and redemption costs of $15.9 million, net of tax ($23.5 million before tax).

EARNINGS BEFORE INTEREST EXPENSE, INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) EBITDA was $293.0 million in 2005 as compared to $432.7 million in 2004 and $513.8 million in 2003. The decrease in EBITDA in 2005 and 2004 were primarily due to the factors discussed in Gross Profit and SG&A. In 2004, EBITDA includes the impact of a one-time first quarter charge of $23.5 million related to debt refinancing and redemption costs. For an explanation and reconciliation of EBITDA, refer to the section entitled “Supplemental Financial Data.”

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity needs are to fund capital expenditures, debt service obligations, working capital investments and our quarterly cash dividend program. We believe that operating cash flow and borrowings under our Revolving Credit Facility will be sufficient to meet these needs in the foreseeable future.

OPERATING ACTIVITIES Net cash provided by operating activities was $280.4 million in 2005 as compared to $453.2 million in 2004 and $496.9 million in 2003. Significant factors impacting our 2005 operating cash flow as compared to 2004 were:

Lower net income;
Lower tax deferrals;
Higher inventories;
Lower lump-sum payments per union contracts; and
Lower profit sharing payout.

Deferred taxesThe impact on our operating cash flow as a result of deferring income taxes was $(1.1) million in 2005, $46.3 million in 2004 and $20.4 million in 2003. Our tax deferrals were lower in 2005 as compared to 2004 due to reduced provisions for acclerated tax and bonus depreciation and the realization of federal tax credits utilizable in future years.

Our deferred tax asset valuation allowances were $31.2 million at year-end 2005, $32.5 million at year-end 2004 and $34.9 million at year-end 2003. The majority of our allowances relate to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances.

Pension and other postretirement benefitsWe contributed $34.7 million to our pension trusts in 2005 as compared to $35.7 million in 2004 and $42.1 million in 2003. This funding compares to our annual pension expense of $41.3 million in 2005, $39.1 million in 2004 and $41.2 million in 2003. We expect our pension funding in 2006 to be in the range of $30.0 million to $40.0 million.

Our cash outlay for other postretirement benefit obligations was $3.5 million in 2005, $2.7 million in 2004 and $3.9 million in 2003. This compares to our annual postretirement benefit expense of $70.1 million in 2005, $69.5 million in 2004 and $55.7 million in 2003. We expect our funding of other postretirement benefit obligations in 2006 to be approximately $5.0 million.

Accounts receivableAccounts receivable at year-end 2005 were $328.0 million as compared to $334.9 million at year-end 2004 and $339.2 million at year-end 2003. Accounts receivable were impacted by reduced sales in the fourth quarter of 2005 as compared to the fourth quarter of 2004.

Our accounts receivable allowances were $3.1 million at year-end 2005, $2.5 million at year-end 2004 and $2.8 million at year-end 2003.

InventoriesAt year-end 2005, inventories were $207.2 million as compared to $196.8 million at year-end 2004 and $171.8 million at year-end 2003. Spare parts inventories increased in these periods as we implemented new product, process and systems technology initiatives to support ongoing major program launches. In addition, we managed preventive maintenance strategies to protect against costly disruptions in operations due to machine downtime.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our inventory valuation allowances were $20.3 million at year-end 2005, $12.6 million at year-end 2004 and $14.8 million at year-end 2003. The change in our inventory valuation allowances in 2005 as compared to 2004 was primarily due to increased reserves for indirect inventories. We continuously monitor and adjust our allowance as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used.

Accounts payable and accrued expensesThe change in our accounts payable and accrued expenses was a use of cash of $32.2 million in 2005 as compared to a source of cash of $18.9 million in 2004 and $2.6 million in 2003. Accounts payable were lower at year-end 2005 as compared to year-end 2004 due to lower inventory purchases and capital expenditures in the fourth quarter. Additionally, accrued compensation and benefits were lower at year-end 2005 as compared to year-end 2004 primarily due to lower profit sharing accruals.

Accrued compensation and benefits were lower at year-end 2004 as compared to year-end 2003 primarily due to lower profit sharing accruals, which were more than offset by increased accounts payable due to higher inventory purchases and capital expenditures in the fourth quarter.

INVESTING ACTIVITIES Capital expenditures were $305.7 million in 2005, $240.2 million in 2004 and $229.1 million in 2003. In addition to ongoing productivity improvements, our largest capital projects in 2005 included investments for process development equipment for the GMT 900 program (GM’s next generation full-size truck and SUV platform which launched in December 2005) and expenditures to support the model year 2005 launch of the HUMMER H3, the Dodge Ram Mega Cab, GM’s new six speed transmission, and IFDAs for South Korean automaker Ssangyong Motor Corporation. We also incurred capital expenditures to support the further expansion of our Guanajuato Gear & Axle manufacturing facility in 2005.

We expect our capital spending in 2006 to approximate $260.0 million supporting the 2006 and 2007 model year launch of the GMT 900 program and other major customer programs. We expect to have expenditures in 2006 that will continue to support our selective global expansion initiatives with new manufacturing facilities in China and Central/Eastern Europe and new equipment to enhance our testing and validation capabilities at our European Headquarters in Bad Homburg, Germany. Other major capital projects include the expansion of our Colfor Manufacturing operations in Minerva, Ohio and expenditures to support passenger car and crossover vehicle programs in our new and incremental business backlog.

We have invested our capital with the objective of improving quality, productivity and long-term profitable growth. Our after-tax return on invested capital (ROIC) was 5.2 % in 2005, 12.7% in 2004 and 16.1% in 2003. In 2005 and 2004, our ROIC reflects the impact of lower production volumes, increased costs of steel and other metallic material prices, voluntary separation programs and the effect of debt refinancing activities in the first quarter of 2004. For an explanation and reconciliation of ROIC, refer to the section entitled “Supplemental Financial Data.”

NET OPERATING CASH FLOW AND FREE CASH FLOWNet operating cash flow was a deficit of $25.3 million in 2005 as compared to a surplus of $213.0 million and $267.8 million in 2004 and 2003, respectively. Free cash flow was a deficit of $55.7 million in 2005 as compared to surpluses of $190.0 million in 2004 and $267.8 million in 2003. For an explanation and reconciliation of net operating cash flow and free cash flow, refer to the section entitled “Supplemental Financial Data.”

FINANCING ACTIVITIESNet cash provided by financing activities was $14.8 million in 2005 as compared to a use of $211.3 million in 2004 and $262.6 million in 2003. Total debt outstanding was $489.2 million at year-end 2005, $448.0 million at year-end 2004 and $449.7 million at year-end 2003. Total debt outstanding increased by $41.2 million at year-end 2005 as compared to year-end 2004 primarily due to a decrease in operating cash flow performance and increased capital expenditures to support the launch of new business and our global expansion.

CAPITALIZATION AND DEBT AVAILABILITYOur total capitalization was $1.5 billion at year-end 2005 and $1.4 billion at year-end 2004. Our net debt to capital ratio was 32.8% at year-end 2005 as compared to 31.2% at year-end 2004. For an explanation and reconciliation of net debt to capital, refer to the section entitled “Supplemental Financial Data.”

Our senior unsecured revolving credit facility (Revolving Credit Facility) provides up to $600.0 million of revolving Bank financing commitments through April 2010 and bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. Together with our foreign credit facilities and uncommitted lines of credit, the Revolving Credit Facility is our primary source of day-to-day liquidity.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Revolving Credit Facility is used for general corporate purposes, which included the refinancing of the previously existing senior secured bank credit facilities (1997 Bank Credit Facilities) in 2004. We had been amortizing fees and expenses associated with the 1997 Bank Credit Facilities over the life of the agreement. In January 2004, the unamortized balance of such fees and expenses of $3.2 million was expensed when we terminated our bank financing commitments under the 1997 Bank Credit Facilities.

At December 31, 2005, $575.0 million was available under the Revolving Credit Facility, which reflected a reduction of $25.0 million for standby letters of credit issued against the facility. We also utilize foreign credit facilities and uncommitted lines of credit to finance working capital needs. At December 31, 2005, $87.1 million was outstanding and $83.9 million was available under such agreements.

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

The weighted-average interest rate of our total debt outstanding was 5.0%, 4.8% and 5.9% during 2005, 2004 and 2003, respectively.

Credit RatingsOur current credit ratings and (outlook) are BBB — (Negative), Ba2 (Negative) and BBB — (Stable) with Standard & Poors Rating Services, Moody’s Investors Services and Fitch Ratings, respectively.

Dividend ProgramIn April 2004, AAM’s Board of Directors declared our first quarterly cash dividend as a public company of $0.15 per share. On an annualized basis, the dividend payout equates to $0.60 per share. We paid $30.4 million and $23.0 million to stockholders of record under the quarterly cash dividend program during 2005 and 2004, respectively.

Stock Repurchase ProgramDuring 2004, AAM’s Board of Directors approved a stock repurchase program under which we may repurchase up to 5.5 million shares of common stock in the open market or in privately negotiated transactions from time to time through the first quarter of 2006. Including the common stock we acquired in connection with our debt refinancing activities in the first quarter of 2004, we have repurchased 5.0 million shares of our common stock for $171.0 million under this stock repurchase program.

Off-Balance Sheet ArrangementsOur off-balance sheet financing relates principally to operating leases for certain facilities and manufacturing machinery and equipment. These operating leases are fully disclosed in Note 2 to our consolidated financial statements. Pursuant to these operating leases, most of which were initiated prior to year-end 1999, we have the opportunity to purchase the underlying machinery and equipment at specified buy-out dates. We exercised our purchase options for $3.0 million of such lease buy-outs in 2003. Remaining lease renewal or repurchase options are approximately $106.0 million in 2006, of which $29.9 million has been elected for repurchase in April 2006. We have no off-balance sheet arrangements with unconsolidated entities.

Contractual ObligationsThe following table summarizes payments due on our contractual obligations as of December 31, 2005:

	Payments due by period
	Total	<1 yr	1-3 yrs	3-5 yrs	>5 yrs
	(Dollars in millions)
Long-term debt	$486.8	$87.0	$—	$—	$399.8
Interest obligations(1)	263.3	16.1	32.3	32.3	182.6
Capital lease obligations	2.4	0.3	0.7	0.8	0.6
Operating leases(2)	143.6	62.8	48.4	27.4	5.0
Purchase obligations(3)	163.1	146.8	16.3	—	—
Other long-term liabilities(4)	387.1	18.9	46.7	65.2	256.3

Total contractual obligations	$1,446.3	$331.9	$144.4	$125.7	$844.3

(1)	Interest obligations represent future interest payments on our public debt.
(2)
Operating leases include all lease payments through the end of the contractual lease terms, including elections for repurchase options, and exclude any non-exercised purchase options on such leased equipment.

(3)	Purchase obligations represent our obligated purchase commitments for capital expenditures.
(4)	Other long-term liabilities represent our pension and other postretirement obligations that were actuarially determined through 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

CURRENCY EXCHANGE RISK Because most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Euro, Mexican Peso, Pound Sterling, Brazilian Real and Canadian Dollar. At December 31, 2005, we had currency forward contracts with a notional amount of $35.7 million outstanding. A 10% change in any of these individual currencies would not have had a material impact on our consolidated financial statements in 2005.

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

INTEREST RATE RISK We are exposed to variable interest rates on certain credit facilities. From time to time, we use interest rate hedging to reduce the effects of fluctuations in market interest rates. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 21.2% of our weighted-average interest rate at December 31, 2005) on our long-term debt outstanding at year-end 2005 would be approximately $0.9 million.

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

We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We will continue to closely monitor our environmental conditions to ensure that we are in compliance with all laws, regulations and ordinances. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our asset purchase from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to new claims that may arise against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2005, nor do we expect such expenditures to be significant in 2006.

EFFECT OF NEW ACCOUNTING STANDARDS

FASB STATEMENT NO. 123 (REVISED 2004) In December 2004, the FASB issued Statement No. 123(R), “Share-Based Payment.” FASB Statement No. 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement requires that the compensation cost relating to share-based payment transactions be recognized in financial statements and measured on the fair value of the equity or liability instruments issued. Effective April 14, 2005, the Securities and Exchange Commission issued a new rule that amends the compliance dates for companies to implement the revised statement to the beginning of their next fiscal year after June 15, 2005, which for AAM is January 1, 2006. AAM currently estimates that its stock-based compensation expense will increase by approximately $10.0 million in 2006.

On December 31, 2005 we accelerated the vesting of certain “under water” stock options in response to the required adoption of FASB Statement No. 123(R) on January 1, 2006. As a result of the vesting acceleration, approximately 1.8 million shares became immediately exercisable in full to the extent that the market price of the underlying stock exceeded the exercise price of the options. The pro forma expense is reflected in our “Stock-Based Compensation” disclosure included within Note 1 to our consolidated financial statements. The acceleration was intended to eliminate future compensation expense with respect to the “under water” stock options that we would otherwise recognize under our adoption of FASB Statement No. 123(R).

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

The discount rates used in the valuation of our U.S. pension and other postretirement benefit obligations were based on an actuarial review of a hypothetical portfolio of long-term, high quality corporate bonds matched against our expected payment stream. In 2005, the discount rates determined on that basis were 5.8% for the valuation of our pension and 5.9% for the valuation of our other postretirement benefit obligations. The discount rate used in the valuation of our foreign pension obligation was based on a review of long-term bonds, including published indices in the applicable market. In 2005, the discount rate determined on that basis was 5.0%. The expected long-term rate of return on our plan assets was 8.0% in 2005. We developed this rate of return assumption based on a review of long-term historical returns for the asset classes represented within our portfolio. The asset allocation for our plans was developed in consideration of the demographics of the plan participants and expected payment stream of the liability. Our investment policy allocates 65-70% of the plans’ assets to equity securities, with the remainder invested in fixed income securities and cash. The rates of increase in compensation and health care costs are based on current market conditions, inflationary expectations and historical information.

All of our assumptions were developed in consultation with our actuarial service providers. While we believe that we have selected reasonable assumptions for the valuation of our pension and other postretirement benefits obligations at year-end 2005, actual trends could result in materially different valuations.

The effect on our pension plans of a 0.5% decrease in both the discount rate and expected return on assets is shown below as of September 30, 2005, our valuation date.

		Expected
	Discount	Return on
	Rate	Assets
	(Dollars in millions)
Decline in funded status	$50.2	N/A
Reduction in equity	$52.4	N/A
Increase in 2005 expense	$6.7	$1.7

No changes in benefit levels and no changes in the amortization of gains or losses have been assumed.

A 9% annual increase in the per-capita cost of covered health care benefits was assumed for 2006. The rate was assumed to decrease gradually to 5% for 2012 and remain at that level thereafter. A 0.5% decrease in the discount rate for our other postretirement benefits would have increased total service and interest cost by $8.8 million in 2005. A one-percentage-point increase in the assumed health care trend rate would have increased total service and interest cost in 2005 and the postretirement obligation at December 31, 2005 by $16.3 million and $107.3 million, respectively.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

To facilitate our continuous preventive maintenance strategies and to protect against costly disruptions in operations due to machine downtime, we carry a significant investment in inherently slow-moving machine repair parts and other maintenance materials and supplies. At December 31, 2005, such indirect inventories comprised approximately 39% of our total gross inventories. For inventory valuation purposes, we evaluate our usage of such slow-moving inventory on a quarterly basis by part number and adjust our inventory valuation allowances as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used. We have used the same approach in 2005 and 2004 to evaluate the adequacy of our indirect inventory valuation allowances.

While we believe that we have made an appropriate valuation of such inventories for accounting purposes, unforeseen changes in inventory usage requirements, manufacturing processes, maintenance and repair techniques, or inventory control may result in actual usage of such inventories that differ materially from current estimates.

ESTIMATED USEFUL LIVES FOR DEPRECIATION At December 31, 2005, approximately 81% of our capitalized investment in property, plant and equipment, or $2.3 billion, was related to productive machinery and equipment used in support of our manufacturing operations. The selection of appropriate useful life estimates for such machinery and equipment is a critical element of our ability to properly match the cost of such assets with the operating profits and cash flow generated by their use. We currently depreciate productive machinery and equipment on the straight-line method using composite useful life estimates up to 15 years.

While we believe that the useful life estimates currently being used for depreciation purposes reasonably approximate the period of time we will use such assets in our operations, unforeseen changes in product design and technology standards or cost, quality and delivery requirements may result in actual useful lives that differ materially from the current estimates.

VALUATION OF DEFERRED TAX ASSETS AND OTHER TAX LIABILITIES Because we operate in many different geographic locations, including several foreign, state and local tax jurisdictions, the evaluation of our ability to use all recognized deferred tax assets is inherently complex. In assessing our ability to realize such deferred tax assets, we review the scheduled reversal of deferred tax liabilities, the projections of taxable income in future periods and the effectiveness of various tax planning strategies in making our assessment. Our consideration of these matters, including the determination of our other tax liabilities, requires significant management judgment.

While we believe we have made appropriate valuations of our deferred tax assets, unforeseen changes in tax legislation, regulatory activities, audit results, operating results, financing strategies, organization structure and other related matters may result in material changes in our deferred tax asset valuation allowances.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

reduced purchases of our products by GM, DaimlerChrysler or other customers;

reduced demand for our customers’ products (particularly light trucks and SUVs produced by GM and DaimlerChrysler);

our ability and our suppliers’ ability to maintain satisfactory labor relations and avoid work stoppages;

our customers’ and their suppliers’ ability to maintain satisfactory labor relations and avoid work stoppages;

supply shortages or price increases in raw materials, utilities or other operating supplies;

our ability and our customers’ and suppliers’ ability to successfully launch new product programs;

our ability to respond to changes in technology or increased competition;

adverse changes in laws, government regulations or market conditions including increases in fuel prices affecting our products or our customers’ products (including the Corporate Average Fuel Economy regulations);

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

our ability to attract and retain key associates;

other unanticipated events and conditions that may hinder our ability to compete.

It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLEMENTAL FINANCIAL DATA

The following supplemental financial data presented for the years ended December 31, 2005, 2004 and 2003 are reconciliations of non-GAAP financial measures, which are intended to facilitate analysis of our business and operating performance. This information is not and should not be viewed as a substitute for financial measures determined under GAAP. Other companies may calculate these non-GAAP financial measures differently.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (EBITDA)

	2005	2004	2003
	(Dollars in millions)
Net income	$56.0	$159.5	$197.1
Interest expense	27.9	25.8	47.5
Income taxes	24.0	76.3	106.1
Depreciation and amortization	185.1	171.1	163.1

EBITDA	$293.0	$432.7	$513.8

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

Net Operating Cash Flow and Free Cash Flow

	2005		2004		2003
	(Dollars in millions)
Net cash flow provided by operating activities	$	280.4	$	453.2	$	496.9
Less: Purchases of property, plant and equipment		305.7		240.2		229.1
Net operating cash flow		(25.3)		213.0		267.8
Less: Dividends paid		(30.4)		(23.0)		—
Free cash flow	$	(55.7)	$	190.0	$	267.8

We believe net operating cash flow and free cash flow are meaningful measures as they are commonly utilized by management and investors to assess our ability to generate cash flow from business operations to repay debt and return capital to our stockholders. Net operating cash flow is also a key metric used in our calculation of incentive compensation.

After-Tax Return on Invested Capital (ROIC)

	2005	2004	2003
	(Dollars in millions)
Net income	$56.0	$159.5	$197.1
Add: After-tax net interest expense(1)	19.0	17.2	30.4
After-tax return	75.0	176.7	227.5
Net debt(2)	485.5	433.6	437.3
Add: Stockholders’ equity	994.8	955.5	954.7
Invested capital
End of year	1,480.3	1,389.1	1,392.0
Beginning of year	1,389.1	1,392.0	1,428.3
Average invested capital(3)	1,434.7	1,390.6	1,410.2

ROIC(4)	5.2%	12.7%	16.1%

(1)	After-tax net interest expense is equal to tax effecting net interest expense by the applicable effective income tax rate as disclosed in Note 7 to the consolidated financial statements.
(2)	Net debt is equal to total debt less cash and cash equivalents as reconciled in the net debt to capital table appearing on this page.
(3)	Average invested capital is equal to the average of beginning and ending invested capital.
(4)	ROIC is equal to after-tax return divided by average invested capital.

We believe ROIC is a meaningful overall measure of business performance because it reflects our earnings performance relative to our investment level. ROIC is also a key metric used in our calculation of incentive compensation.

Net Debt to Capital

	2005	2004	2003
	(Dollars in millions)
Total debt	$489.2	$448.0	449.7
Less: Cash and cash equivalents	3.7	14.4	12.4
Net debt	485.5	433.6	437.3
Add: Stockholders’ equity	994.8	955.5	954.7
Invested capital	1,480.3	1,389.1	1,392.0

Net debt to capital(1)	32.8%	31.2%	31.4%

(1)	Net debt to capital is equal to net debt divided by invested capital.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that as of December 31, 2005, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on our assessment of our internal control over financial reporting. This report appears on page 29.

/s/ Richard E. Dauch	/s/ Michael K. Simonte
Richard E. Dauch	Michael K. Simonte
Co-Founder, Chairman of the Board &	Vice President — Finance &
Chief Executive Officer	Chief Financial Officer
February 3, 2006	(also in the capacity of Chief Accounting Officer)
February 3, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Axle & Manufacturing Holdings, Inc. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of American Axle & Manufacturing Holdings, Inc. and its subsidiaries internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 3, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  Deloitte & Touche LLP
Deloitte & Touche LLP
Detroit, Michigan
February 3, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated February 3, 2006 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Detroit, Michigan
February 3, 2006

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Income
Year Ended December 31,
(In millions, except per share data)

	2005	2004	2003

Net sales	$3,387.3	$3,599.6	$3,682.7

Cost of goods sold	3,082.6	3,125.1	3,142.4

Gross profit	304.7	474.5	540.3

Selling, general and administrative expenses	199.6	189.7	194.0

Operating income	105.1	284.8	346.3

Net interest expense	(27.2)	(25.5)	(46.8)

Other income (expense)
Debt refinancing and redemption costs	—	(23.5)	—
Other, net	2.1	—	3.7

Income before income taxes	80.0	235.8	303.2

Income taxes	24.0	76.3	106.1

Net income	$56.0	$159.5	$197.1

Basic earnings per share	$1.12	$3.09	$3.84

Diluted earnings per share	$1.10	$2.98	$3.70

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Balance Sheets
December 31,
(In millions, except per share data)

	2005	2004

Assets
Current assets
Cash and cash equivalents	$3.7	$14.4
Accounts receivable, net of allowances of $3.1 million in 2005 and $2.5 million in 2004	328.0	334.9
Inventories, net	207.2	196.8
Prepaid expenses and other	45.5	39.1
Deferred income taxes	17.0	7.4
Total current assets	601.4	592.6

Property, plant and equipment, net	1,836.0	1,713.0
Deferred income taxes	3.0	6.8
Goodwill	147.8	147.8
Other assets and deferred charges	78.4	78.6
Total assets	$2,666.6	$2,538.8

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$338.5	$349.3
Trade payable program liability	42.6	49.3
Accrued compensation and benefits	115.3	128.4
Other accrued expenses	52.8	58.6
Total current liabilities	549.2	585.6

Long-term debt	489.2	448.0
Deferred income taxes	116.1	114.5
Postretirement benefits and other long-term liabilities	517.3	435.2
Total liabilities	$1,671.8	$1,583.3

Stockholders’ Equity
Series A junior participating preferred stock, par value $0.01 per share; 0.1 million shares authorized; no shares outstanding in 2005 or 2004	—	—
Preferred stock, par value $0.01 per share; 10.0 million shares authorized; no shares outstanding in 2005 or 2004	—	—
Common stock, par value $0.01 per share; 150.0 million shares authorized; 55.4 million and 54.8 million shares issued in 2005 and 2004, respectively	0.5	0.5
Series common stock, par value $0.01 per share; 40.0 million shares authorized; no shares outstanding in 2005 or 2004	—	—
Paid-in capital	385.6	357.6
Retained earnings	843.5	817.9
Treasury stock at cost, 5.1 million shares in both 2005 & 2004	(171.7)	(171.7)
Unearned compensation	(14.8)	—
Accumulated other comprehensive loss, net of tax
Minimum pension liability adjustments	(52.6)	(47.1)
Foreign currency translation adjustments	3.9	(2.2)
Unrecognized gain on derivatives	0.4	0.5
Total stockholders’ equity	994.8	955.5
Total liabilities and stockholders’ equity	$2,666.6	$2,538.8

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Cash Flows
Year Ended December 31,
(In millions)

	2005	2004	2003

Operating activities
Net income	$56.0	$159.5	$197.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	185.1	171.1	163.1
Deferred income taxes	(1.1)	46.3	20.4
Stock-based compensation	5.6	—	—
Pensions and other postretirement benefits, net of contributions	72.0	72.1	51.9
Loss on retirement of equipment	7.0	9.2	3.5
Debt refinancing and redemption costs	—	23.5	—
Changes in operating assets and liabilities
Accounts receivable	6.5	7.2	(2.1)
Inventories	(10.6)	(23.7)	4.1
Accounts payable and accrued expenses	(32.2)	18.9	2.6
Other assets and liabilities	(7.9)	(30.9)	56.3
Net cash provided by operating activities	280.4	453.2	496.9

Investing activities
Purchases of property, plant and equipment	(305.7)	(240.2)	(229.1)
Purchase buyouts of leased equipment	—	—	(3.0)
Net cash used in investing activities	(305.7)	(240.2)	(232.1)

Financing activities
Net borrowings (repayments) under revolving credit facilities	49.0	(81.9)	87.5
Proceeds from issuance of long-term debt	—	399.7	—
Redemption of 9.75% Notes	—	(314.6)	—
Payments of long-term debt and capital lease obligations	(8.4)	(24.4)	(375.2)
Debt issuance costs	—	(9.7)	—
Employee stock option exercises	4.6	13.6	25.1
Dividends paid	(30.4)	(23.0)	—
Purchase of treasury stock	—	(171.0)	—
Net cash provided by (used in) financing activities	14.8	(211.3)	(262.6)

Effect of exchange rate changes on cash	(0.2)	0.3	0.8

Net (decrease) increase in cash and cash equivalents	(10.7)	2.0	3.0

Cash and cash equivalents at beginning of year	14.4	12.4	9.4

Cash and cash equivalents at end of year	$3.7	$14.4	$12.4

Supplemental cash flow information
Interest paid	$31.3	$33.6	$50.1
Income taxes paid, net of refunds	$35.7	$32.2	$34.2

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

Consolidated Statements of Stockholders’ Equity
(In millions)

							Accumulated
	Common Stock						Other
	Shares	Par	Paid-in	Retained	Treasury	Unearned	Comprehensive	Comprehensive
	Outstanding	Value	Capital	Earnings	Stock	Compensation	Loss	Income

Balance at January 1, 2003	49.7	$0.5	$279.0	$484.3	$(0.7)	$—	$(59.5)

Net income				197.1				$197.1
Unrecognized gain on derivatives, net							1.0	1. 0
Foreign currency translation, net							0.7	0.7
Minimum pension liability adjustment, net							(4.9)	(4.9)

Comprehensive income								$193.9

Exercise of stock options, including tax benefit	3.9		57.2

Balance at December 31 , 2003	53.6	0.5	336.2	681.4	(0.7)	—	(62.7)

Net income				159.5				$159.5
Unrecognized gain on derivatives, net							1.0	1.0
Foreign currency translation, net							3.9	3.9
Minimum pension liability adjustment, net							9.0	9.0

Comprehensive income								$173.4

Exercise of stock options, including tax benefit	1.1		21.4
Dividends paid				(23.0)
Purchase of treasury stock	(5.0)				(171.0)

Balance at December 31, 2004	49.7	0.5	357.6	817.9	(171.7)	—	(48.8)

Net income				56.0				$56.0
Unrecognized loss on derivatives, net							(0.1)	(0.1)
Foreign currency translation, net							6.1	6.1
Minimum pension liability, adjustment, net							(5.5)	(5.5)

Comprehensive income								$56.5

Exercise of stock options, including tax benefit	0.6		28.0
Dividends paid				(30.4)
Stock-based compensation expense						5.6
Restricted stock awards						(20.4)

Balance at December 31, 2005	50.3	$0.5	$385.6	$843.5	$(171.7)	$(14.8)	$(48.3)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline and drivetrain systems and related powertrain components and chassis modules for light trucks, sport utility vehicles (SUVs), passenger cars and crossover vehicles. Driveline and drivetrain systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline, drivetrain and related powertrain products include axles, chassis modules, driveshafts, power transfer units, transfer cases, chassis and steering components, driving heads, crankshafts, transmission parts and metal-formed products. In addition to locations in the United States (U.S.) (Michigan, New York and Ohio), we also have offices or facilities in Brazil, China, England, Germany, India, Japan, Mexico, Scotland and South Korea.

PRINCIPLES OF CONSOLIDATIONWe include the accounts of Holdings and its subsidiaries in our consolidated financial statements. We eliminate the effects of all intercompany transactions, balances and profits in our consolidation.

REVENUE RECOGNITIONWe recognize revenue when products are shipped to our customers and title transfers under standard commercial terms or when realizable in accordance with our commercial agreements. If we are uncertain as to whether we will be successful collecting a balance we determine in accordance with our understanding of a commercial agreement, we do not recognize the revenue or cost recovery until such time as the uncertainty is removed.

RESEARCH AND DEVELOPMENT (R&D) COSTSWe expense R&D as incurred. R&D spending was $73.6 million, $68.6 million and $60.7 million in 2005, 2004 and 2003, respectively.

CASH AND CASH EQUIVALENTSCash and cash equivalents include all of our cash balances and highly liquid investments with a maturity of 90 days or less at the time of purchase.

ACCOUNTS RECEIVABLEThe majority of our accounts receivable are due from original equipment manufacturers in the automotive industry. Credit is extended based on the evaluation of our customers’ financial condition and is reviewed on an ongoing basis. Trade accounts receivable are generally due on average within 50 days from the date of shipment and are past due when payment is not received within the stated terms. Amounts due from customers are stated net of allowances for doubtful accounts. We determine our allowances by considering factors such as, length of time accounts are past due, our previous loss history, the customer’s ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. We write-off accounts receivable when they become uncollectible.

CUSTOMER TOOLINGReimbursable costs incurred for customer tooling are classified as accounts receivable. In the event we estimate that the cost of such customer tooling is not deemed collectible, a loss is recognized at such time.

INVENTORIES We state our inventories at the lower of cost or market. The cost of our U.S. inventories is determined principally using the last-in, first-out method (LIFO). The cost of our foreign and indirect inventories is determined principally using the first-in, first-out method (FIFO). We classify indirect inventories, which include perishable tooling, repair parts and other materials consumed in the manufacturing process but not incorporated into our finished products, as raw materials. When we determine that our gross inventories exceed usage requirements, or if inventories become obsolete or otherwise not saleable, we record a provision for such loss as a component of our inventory accounts. This policy predominantly affects our accounting for indirect inventories. At December 31, 2005 and 2004, inventories were as follows:

	2005	2004
	(Dollars in millions)
Raw materials and work-in-progress	$212.2	$196.1
Finished goods	29.9	27.6
Gross inventories	242.1	223.7
LIFO reserve	(14.6)	(14.3)
Other inventory valuation reserves	(20.3)	(12.6)
Inventories, net	$207.2	$196.8

PROPERTY, PLANT AND EQUIPMENTProperty, plant and equipment consists of the following:

	Estimated
	useful lives	2005		2004
	(Years)	(Dollars in millions)
Land	—	$	24.6	$	23.5
Land improvements	10-15		19.6		18.7
Buildings and building improvements	15-40		391.8		350.9
Machinery and equipment	3-15		2,319.5		2,045.8
Construction in progress	—		96.8		143.6

			2,852.3		2,582.5
Accumulated depreciation and amortization			(1,016.3)		(869.5)
Property, plant and equipment, net		$	1,836.0	$	1,713.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We state property, plant and equipment including tooling at cost. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in process. All expenditures for repair and maintenance costs that do not extend the useful life of the related asset are expensed in the period incurred.

We record depreciation and tooling amortization on the straight-line method over the estimated useful lives of depreciable assets. Depreciation and tooling amortization amounted to $158.3 million, $156.6 million and $159.8 million in 2005, 2004 and 2003, respectively.

IMPAIRMENT OF LONG-LIVED ASSETSWe evaluate the carrying value of long-lived assets and long-lived assets to be disposed for potential impairment on an ongoing basis in accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We consider projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. If an impairment is deemed to exist, the carrying amount of the asset is adjusted based on its fair value.

GOODWILLWe record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. With the adoption of FASB Statement No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, we no longer amortize goodwill. Instead, we periodically evaluate goodwill for impairment. To meet our ongoing annual obligation, we completed impairment tests as of December 31, 2005 and 2004 and concluded that there was no impairment of our goodwill. Goodwill is our only significant intangible asset.

Goodwill was reduced $2.4 million in 2003 due to the utilization of a portion of our foreign net operating loss carryforwards for which deferred tax asset valuation allowances were established in our initial purchase accounting for the 1998 acquisition of Albion Automotive (Holdings) Limited.

TRADE PAYABLE PROGRAM LIABILITYWe offer our suppliers access to an accelerated supplier payment program through which they can elect for a designated finance company to advance payment on their invoices due from us. We gain no advantage on the timing of such payments or the amounts due to be paid. The only difference between these obligations and other trade payables is that we are obligated to pay the finance company on the due date for such payment established in the terms and conditions of the purchase order. Our agreement with the finance company calls for us to share in the discount fees charged to the suppliers by the finance company for any advance payments made through this program. The fees collected in association with this program were negligible for 2005, 2004, and 2003.

STOCK-BASED COMPENSATIONAs permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation,” we account for our employee stock options in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Although it is our practice to grant options with no intrinsic value, we measure compensation cost as the excess, if any, of the market price of our common stock at the date of grant over the amount our associates must pay to acquire the stock.

Had we determined compensation cost based upon the fair value of the options at the grant date consistent with the alternative fair value method set forth in FASB Statement No. 123, our net income and EPS would have been adjusted to the pro forma amounts indicated as follows:

	2005	2004	2003
	(Dollars in millions, except per share data)
Net income, as reported	$56.0	$159.5	$197.1
Deduct: Total employee stock option expense determined under the fair value method, net of tax	(22.3)	(16.4)	(13.1)
Pro forma net income	$33.7	$143.1	$184.0
Basic EPS, as reported	$1.12	$3.09	$3.84
Basic EPS, pro forma	$0.67	$2.77	$3.59
Diluted EPS, as reported	$1.10	$2.98	$3.70
Diluted EPS, pro forma	$0.67	$2.69	$3.50

We estimated the fair value of our employee stock options on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Expected volatility	41.64%	44.04%	47.55%
Risk-free interest rate	4.36%	3.70%	3.50%
Dividend yield	2.25%	None	None
Expected life of options	7 years	7 years	7 years
Weighted-average grant-date fair value	$10.50	$19.83	$12.69

In March 2005, we awarded performance accelerated restricted stock and restricted stock units (PARS and RSUs, respectively) under our 1999 Stock Incentive Plan, as amended. The total amount of compensation expense associated with these awards has been recorded as unearned compensation and is presented as a separate component of stockholders’ equity. The PARS and RSUs vest over three to five years contingent upon the satisfaction of future financial performance targets. The unearned compensation is expensed over the vesting period. As of December 31, 2005, approximately $5.6 million pre-tax of compensation expense has been recorded under these awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DERIVATIVESWe account for derivatives under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. FASB Statement No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative qualifies under FASB Statement No. 133 as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value, and changes in the fair value of derivatives that do not qualify as hedges, are immediately recognized in earnings.

In May 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FASB Statement No. 149 amends and clarifies accounting for derivative instruments and hedging activities under FASB Statement No. 133. FASB Statement No. 149 is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 with this guidance applied prospectively. The adoption of this Statement did not have a significant impact on our results of operations or financial position at December 31, 2005 or 2004.

CURRENCY TRANSLATIONWe translate the assets and liabilities of our foreign subsidiaries to U.S. dollars at end-of-period exchange rates. We translate the income statement elements of our foreign subsidiaries to U.S. dollars at average-period exchange rates. We report the effect of translation for our foreign subsidiaries that use the local currency as their functional currency as a separate component of stockholders’ equity. Gains and losses resulting from the remeasurement of assets and liabilities of our foreign subsidiary that uses the U.S. dollar as its functional currency are reported in current period income. We also report any gains and losses arising from transactions denominated in a currency other than our functional currency in current period income.

USE OF ESTIMATESIn order to prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. Actual results could differ from those estimates.

RECLASSIFICATIONS We have reclassified certain 2004 amounts to conform to the presentation of our 2005 consolidated financial statements.

EFFECT OF NEW ACCOUNTING STANDARDSFASB Statement No. 123 (revised 2004) In December 2004, the FASB issued Statement No. 123(R), “Share-Based Payment.” FASB Statement No. 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement requires that the compensation cost relating to share-based payment transactions be recognized in financial statements and measured on the fair value of the equity or liability instruments issued. Effective April 14, 2005, the Securities and Exchange Commission issued a new rule that amends the compliance dates for companies to implement the revised statement to the beginning of their next fiscal year after June 15, 2005, which for AAM is January 1, 2006. AAM currently estimates that its stock-based compensation expense will increase by approximately $10.0 million in 2006.

On December 31, 2005 we accelerated the vesting of certain “under water” stock options in response to the required adoption of FASB Statement No. 123(R) on January 1, 2006. As a result of the vesting acceleration, approximately 1.8 million shares became immediately exercisable in full to the extent that the market price of the underlying stock exceeded the exercise price of the options. The pro forma expense is reflected in our “Stock-Based Compensation” disclosure included within Note 1. The acceleration was intended to eliminate future compensation expense with respect to the “under water” stock options that we would otherwise recognize under our adoption of FASB Statement No. 123(R).

2. LONG-TERM DEBT AND LEASE OBLIGATIONS

Long term debt consists of the following:

	2005	2004
	(Dollars in millions)
5.25% Notes, net of discount	$249.7	$249.7
2.00% Convertible Notes	150.0	150.0
Uncommitted lines of credit	71.5	—
Foreign credit facilities and other	15.6	44.1
Capital lease obligations	2.4	4.2

Long-term debt	$489.2	$448.0

DEBT REFINANCING AND REDEMPTIONIn 2004, we entered into our senior unsecured revolving credit facility. The revolving credit facility, as amended, provides up to $600.0 million of revolving bank financing commitments through April 2010, (Revolving Credit Facility). The Revolving Credit Facility is used for general corporate purposes, which included the refinancing of the previously existing senior secured bank credit facilities (1997 Bank Credit Facilities). We had been amortizing fees and expenses associated with the 1997 Bank Credit Facilities over the life of the agreement. In January 2004, the unamortized balance of such fees and expenses of $3.2 million was expensed when we terminated our bank financing commitments under the 1997 Bank Credit Facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Debt refinancing and redemption costs expensed in the first quarter of 2004 are summarized as follows (dollars in millions):

Call premium on 9.75% Notes	$14.6
Write-off of unamortized discount and debt issuance costs 9.75% Notes	5.7
1997 Bank Credit Facilities	3.2
Debt refinancing and redemption costs	$23.5

REVOLVING CREDIT FACILITYOur Revolving Credit Facility bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. At December 31, 2005, $575.0 million was available under the Revolving Credit Facility, which reflected a reduction of $25.0 million for standby letters of credit issued against the facility.

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

5.25% NOTESThe 5.25% Notes are senior unsecured obligations of American Axle & Manufacturing, Inc. (AAM, Inc.) and are fully and unconditionally guaranteed by Holdings. Holdings has no significant assets other than its 100% ownership of AAM, Inc. and no subsidiaries other than AAM, Inc.

2.00% CONVERTIBLE NOTESThe 2.00% Convertible Notes are senior unsecured obligations of Holdings and are fully and unconditionally guaranteed by AAM, Inc. At the option of the holder, under certain conditions, these notes are convertible through 2024. The conversion rate is subject to adjustment for certain events, including the payment of dividends, change of control and other events specified in the indenture. In October 2004, we gave notice of our irrevocable election to pay cash for the accreted principal portion of the securities upon conversion.

LEASESWe lease certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $9.4 million and $22.2 million of such gross asset cost is included in property, plant and equipment at December 31, 2005 and 2004, respectively. The weighted-average interest rate on these capital lease obligations at December 31, 2005 was 7.1%.

We also lease certain facilities, machinery and equipment under operating leases expiring at various dates. Pursuant to these operating leases, we have the opportunity to purchase the underlying machinery and equipment at specified buy-out dates. The existing lease renewal or repurchase options are approximately $106.0 million in 2006, of which $29.9 million has been elected for repurchase in April 2006. Future minimum payments under noncancelable operating leases are as follows: $62.8 million in 2006; $24.7 million in 2007; $23.7 million in 2008, $19.1 million in 2009, $8.3 million in 2010 and $5.0 million thereafter. Our total expense relating to operating leases was $32.2 million, $30.6 million and $33.3 million in 2005, 2004 and 2003, respectively.

UNCOMMITTED LINES OF CREDITIn 2005, we had access to $110.0 million of uncommitted bank lines of credit. At December 31, 2005, $71.5 million was outstanding under such uncommitted bank credit lines.

FOREIGN CREDIT FACILITIESWe utilize local currency credit facilities to finance the operations of certain foreign subsidiaries. These credit facilities, guaranteed by Holdings and/or AAM, Inc., expire at various dates through March 2006. At December 31, 2005, $15.6 million was outstanding under these facilities and an additional $45.4 million was available. At December 31, 2004, $44.1 million was outstanding and an additional $14.8 million was available.

DEBT COVENANTSThe Revolving Credit Facility contains operating covenants which, among other things, require us to comply with a leverage ratio and maintain a minimum level of net worth. The Revolving Credit Facility also limits our ability to incur certain types of liens and amounts of indebtedness or merge into another company.

DEBT MATURITIESAggregate maturities of long-term debt are as follows (dollars in millions):

2006	$87.3
2007	0.3
2008	0.4
2009	0.4
2010	0.4
Thereafter	400.4
Total	$489.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NET INTEREST EXPENSEThe following table summarizes supplemental information regarding the components of net interest expense as reported in our consolidated statements of income:

	2005	2004	2003
	(Dollars in millions)
Gross interest expense	$33.6	$31.6	$53.5
Capitalized interest	(5.7)	(5.8)	(6.0)
Interest income	(0.7)	(0.3)	(0.7)
Net interest expense	$27.2	$25.5	$46.8

3. DERIVATIVES AND RISK MANAGEMENT

DERIVATIVE FINANCIAL INSTRUMENTSIn the normal course of business, we are exposed to market risk associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments, from time to time, based on management’s judgment of the trade-off between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

CURRENCY FORWARD CONTRACTSBecause most of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Euro, Mexican Peso, Pound Sterling, Brazilian Real and Canadian Dollar. We had currency forward contracts with a notional amount of $35.7 million and $21.0 million outstanding at December 31, 2005 and 2004, respectively.

INTEREST RATE SWAPSWe are exposed to variable interest rates on certain credit facilities. From time to time, we use interest rate hedging to reduce the effects of fluctuations in market interest rates. At December 31, 2005 and 2004, we did not hedge any of our interest rate risk through interest rate swaps. At December 31, 2003, we hedged a portion of our interest rate risk by entering into interest rate swaps with a notional amount of approximately $26.4 million. These interest rate swaps, which were first established in 1999, converted variable financing based on 3-month LIBOR rates into fixed U.S. dollar rates varying from 6.88% to 6.96% and expired during 2004. Generally, we designate interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. The ineffective portion of any such hedges is included in current earnings to the extent hedges are in place. There were no hedges in place during 2005. The impact of hedge ineffectiveness was not significant during the year ended December 31, 2004.

FAIR VALUE OF FINANCIAL INSTRUMENTSThe carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of our borrowings under the Revolving Credit Facility, the uncommitted lines of credit and foreign credit facilities approximates their fair value due to the frequent resetting of the interest rates. We have estimated the fair value of the 5.25% Notes and the 2.00% Convertible Notes, using available market information, to be approximately $195.0 million and $110.1 million, respectively at December 31, 2005.

CONCENTRATIONS OF CREDIT RISKIn the normal course of business, we provide credit to customers in the automotive industry. We periodically evaluate the credit worthiness of our customers and we maintain reserves for potential credit losses, which, when realized, have been within the range of our allowances for doubtful accounts. When appropriate, we also diversify the concentration of invested cash among different financial institutions and we monitor the selection of counter parties to other financial instruments to avoid unnecessary concentrations of credit risk.

Sales to General Motors Corporation (GM) were approximately 78%, 80% and 82% of our total net sales in 2005, 2004 and 2003, respectively. Accounts receivable due from GM were $233.3 million at year-end 2005 and $237.2 million at year-end 2004. Sales to DaimlerChrysler Corporation (DaimlerChrysler) were approximately 13% of our total net sales in 2005, 11% in 2004 and 9% in 2003. Accounts receivable due from DaimlerChrysler were $66.0 million at year-end 2005 and $51.7 million at year-end 2004. No other single customer accounted for more than 10% of our consolidated net sales in any year presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. STOCKHOLDER RIGHTS PLAN

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

5. EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT BENEFITSWe sponsor various qualified and non-qualified defined benefit pension plans for our eligible associates. We maintain hourly and salaried benefit plans that provide postretirement medical, dental, vision and life benefits to our eligible retirees and their dependents in the U.S. We also provide benefits under collective bargaining agreements to a majority of our hourly associates.

Actuarial valuations of our benefit plans were made as of September 30, 2005 and 2004. The principal weighted-average assumptions used in the valuation of our U.S. and foreign plans appear in the following table. The U.S. discount rate was based on an actuarial review of a hypothetical portfolio of long-term, high quality corporate bonds matched against our expected payment stream. The foreign discount rate was based on a review of long-term bonds, including published indices in the applicable market. The assumptions for expected return on plan assets were based on a review of long-term historical returns for the asset classes represented within our portfolio. The rates of increase in compensation and health care costs were based on current market conditions, inflationary expectations and historical information.

	Pension Benefits						Other Postretirement Benefits
	2005		2004		2003		2005	2004	2003
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
Discount rate	5.80%	5.00%	6.20%	5.75%	6.25%	5.50%	5.90%	6.35%	6.25%
Expected return on plan assets	8.00%	8.00%	9.00%	8.00%	9.00%	8.00%	N/A	N/A	N/A
Rate of compensation increase	4.25%	3.25%	4.25%	3.50%	4.25%	3.50%	4.25%	4.25%	4.25%

The weighted-average asset allocations at September 30, 2005 and 2004, by asset category appear in the following table. The asset allocation for our plans was developed in consideration of the demographics of the plan participants and expected payment stream of the liability.

	U.S.			Foreign
			Target			Target
	2005	2004	Allocation	2005	2004	Allocation
Equity securities	69.7%	66.0%	65.0% - 70.0%	71.0%	70.5%	65.0% - 70.0%
Fixed income securities	29.2%	32.8%	30.0% - 35.0%	28.0%	28.0%	30.0% - 35.0%
Cash	1.1%	1.2%	0.0% - 5.0%	1.0%	1.5%	0.0% - 5.0%
Total	100.0%	100.0%		100.0%	100.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accumulated benefit obligation for all defined benefit pension plans was $535.9 million and $461.0 million at September 30, 2005 and 2004, respectively. The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to the net benefit plan asset (liability):

	Pension Benefits				Other Postretirement Benefits
	2005		2004		2005		2004
	(Dollars in millions)				(Dollars in millions)
Change in benefit obligation

Benefit obligation at beginning of year	$	486.3	$	416.5	$	418.6	$	397.5
Service cost		32.7		32.6		38.1		39.0
Interest cost		31.3		27.9		28.9		25.6
Plan amendments		—		21.2		(9.7)		(9.3)
Actuarial loss (gain)		34.0		(5.6)		32.4		(31.7)
Participant contributions		1.7		1.7		—		—
Curtailment		(1.4)		—		—		—
Benefit payments		(13.8)		(14.5)		—		(2.5)
Currency fluctuations		(9.2)		6.5		(3.2)		—
Net change		75.3		69.8		86.5		21.1
Benefit obligation at end of year		561.6		486.3		505.1		418.6

Change in plan assets
Fair value of plan assets at beginning of year		350.6		283.5		—		—
Actual return on plan assets		47.0		35.6		—		—
Employer contributions		33.2		40.2		3.3		2.5
Participant contributions		1.7		1.7		—		—
Benefit payments		(13.7)		(14.5)		(3.3)		(2.5)
Currency fluctuations		(6.1)		4.1		—		—
Net change		62.1		67.1		—		—
Fair value of plan assets at end of year		412.7		350.6		—		—

Funded status — U.S. plans at September 30		(120.7)		(106.1)		(505.1)		(418.6)
Funded status — foreign plan at September 30		(28.3)		(29.6)		—		—
Unrecognized actuarial loss		117.3		108.3		129.7		99.4
Unrecognized prior service cost		31.1		34.2		(19.8)		(10.9)
Fourth quarter contribution		5.5		4.0		0.8		0.6
Net asset (liability) at December 31	$	4.9	$	10.8	$	(394.4)	$	(329.5)

Amounts recognized in our balance sheets are as follows:

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
	(Dollars in millions)		(Dollars in millions)
Prepaid benefit cost	$19.5	$11.4	$—	$—
Accrued benefit liability	(128.1)	(109.5)	(394.4)	(329.5)
Intangible asset	28.9	31.9	—	—
Minimum pension liability adjustment	84.6	77.0	—	—
Net asset (liability) at December 31	$4.9	$10.8	$(394.4)	$(329.5)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of net periodic benefit cost are as follows:

	Pension Benefits						Other Postretirement Benefits
	2005		2004		2003		2005		2004		2003
	(Dollars in millions)						(Dollars in millions)
Service cost	$	32.7	$	32.6	$	28.1	$	38.1	$	39.0	$	32.6
Interest cost		31.3		27.9		23.6		28.9		25.6		20.7
Expected asset return		(30.3)		(26.6)		(23.6)		N/A		N/A		N/A
Amortized loss		4.5		4.1		1.9		3.9		5.4		2.4
Amortized prior service cost		3.1		2.5		1.7		(0.8)		(0.5)		—
Special termination benefits		—		—		9.3		—		—		—
Other		—		(1.4)		0.2		—		—		—
Net periodic benefit cost	$	41.3	$	39.1	$	41.2	$	70.1	$	69.5	$	55.7

For measurement purposes, a 9% annual increase in the per-capita cost of covered health care benefits was assumed for 2006. The rate was assumed to decrease gradually to 5% for 2012 and remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase in the assumed health care cost trend rate would have increased total service and interest cost in 2005 and the postretirement obligation at December 31, 2005 by $16.3 million and $107.3 million, respectively. A one-percentage-point decrease in the assumed health care cost trend rate would have decreased total service and interest cost in 2005 and the postretirement obligation at December 31, 2005 by $12.3 million and $82.1 million, respectively.

The expected future pension and postretirement benefits to be paid for each of the next five years and in the aggregate for the succeeding five years thereafter are as follows: $18.9 million in 2006; $21.5 million in 2007; $25.2 million in 2008; $30.4 million in 2009; $34.8 million in 2010 and $256.3 million thereafter. These amounts were estimated using the same assumptions to measure our 2005 year-end pension and postretirement benefit obligation and include an estimate of future employee service.

MEDICARE PRESCRIPTION DRUG, IMPROVEMENT AND MODERNIZATION ACT OF 2003During 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. This Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of postretirement health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The effect of the subsidy reduced our other postretirement benefit obligation by $28.1 million in 2004, which was treated as an actuarial gain and is being amortized over the future service lives of active employees. Our net periodic other postretirement benefit cost was reduced by $6.0 million and $4.7 million in 2005 and 2004, respectively, as a result of the subsidy.

CONTRIBUTIONSWe expect our pension funding in 2006 to be in the range of $30.0 million to $40.0 million and our cash outlay for other postretirement benefit obligations to be approximately $5.0 million in 2006.

ACCELERATED ATTRITION PROGRAMIn accordance with FASB Statement No. 88,“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” we recorded a $9.3 million charge in 2003 for hourly associates who were eligible to participate in an early retirement program. Each hourly associate who elected to participate received a one-time lump sum payment.

SEVERANCE OBLIGATIONS AND OTHER POSTEMPLOYMENT BENEFITSPursuant to FASB Statement No. 112, “Employers’ Accounting for Postemployment Benefits,” we recorded a $3.4 million charge during the third quarter of 2003 to adjust costs relating to our salaried workforce.

VOLUNTARY SAVINGS PLANSMost of our U.S. associates are eligible to participate in voluntary savings plans. Our maximum match under these plans is 50% of salaried associates’ contributions up to 6% of their eligible salary. Matching contributions amounted to $2.6 million in 2005 and $3.6 million in 2004 and 2003. Under these plans, our common stock became an investment option for our participants during 2002.

DEFERRED COMPENSATION PLANCertain U.S. associates are eligible to participate in a non-qualified deferred compensation plan. Payments of $0.8 million and $0.6 million have been made in 2005 and 2004, respectively to eligible associates that have elected distributions. At December 31, 2005 and 2004, our deferred compensation liability was $13.8 million and $12.7 million, respectively. We recognized $0.9 million, $1.0 million and $1.3 million of expense related to this deferred compensation plan in 2005, 2004 and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. STOCK OPTIONS

At December 31, 2005, we have stock options outstanding under three stock compensation plans approved by our stockholders. Under two of these plans, a total of 19.1 million options have been authorized for issuance to our directors, officers and certain other associates in the form of options, stock appreciation rights or other awards that are based on the value of our common stock. We have granted a total of 13.8 million options under these stock compensation plans through December 31, 2005, which become vested based upon duration of employment. The vesting of some of these options awarded pursuant to one of the plans was accelerated due to the satisfaction of certain annual or cumulative performance criteria. At December 31, 2005, 6.9 million of these options have been exercised.

At December 31, 2004, there were 0.2 million options held by several of our officers which were granted in 1997 as a replacement for an incentive compensation plan established in 1994. These options were immediately vested and were exercisable at a weighted-average exercise price per share of approximately $0.12. All remaining options granted under this plan were exercised during 2005.

The following table summarizes activity relating to our stock options:

		Weighted-Average
	Number of	Exercise Price
	Shares	Per Share
	(In millions, except per share data)
Outstanding at January 1, 2003	8.9	$10.61
Options granted	2.0	23.74
Options exercised	(3.9)	6.55
Options lapsed or canceled	—	20.56
Outstanding at December 31, 2003	7.0	$16.43
Options granted	1.7	38.35
Options exercised	(1.1)	12.17
Options lapsed or canceled	(0.3)	28.07
Outstanding at December 31, 2004	7.3	$21.82
Options granted	0.3	26.24
Options exercised	(0.6)	7.70
Options lapsed or canceled	(0.2)	29.22
Outstanding at December 31, 2005	6.8	$23.00

Options outstanding at December 31, 2005 have a weighted-average remaining contractual life of approximately 6 years. The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2005:

		Weighted-Average	Number of	Weighted-Average
	Outstanding	Exercise Price	Stock Options	Exercise Price
	Stock Options	Per Share	Exercisable	Per Share
	(In millions, except per share data)		(In millions, except per share data)
Range of exercise prices
$4.26	0.6	$ 4.26	0.6	$ 4.26
$8.85	0.7	8.85	0.7	8.85
$ 9.15 - $13.13	0.1	12.17	0.1	12.17
$15.00 - $24.13	2.2	21.09	2.2	21.10
$24.15 - $28.45	1.7	24.66	1.7	24.66
$32.13 - $40.83	1.5	38.50	1.5	38.50
	6.8	$ 23.00	6.8	$ 22.99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES

Income before income taxes for U.S. and non-U.S. operations was as follows:

	2005		2004		2003
	(Dollars in millions)
U.S. income	$	20.2	$	155.3	$	253.9
U.S. foreign source income		33.0		31.7		31.5
Non-U.S. income		26.8		48.8		17.8
Total income before income taxes	$	80.0	$	235.8	$	303.2

The following is a summary of the components of our provisions for income taxes:

	2005		2004		2003
	(Dollars in millions)
Current
Federal	$	5.9	$	18.3	$	76.2
Other state and local		4.5		4.0		6.8
Foreign		14.7		7.7		2.7
Total current		25.1		30.0		85.7

Deferred
Federal		(1.3)		36.8		20.0
Other state and local		(1.6)		0.5		(2.9)
Foreign		1.8		9.0		3.3
Total deferred		(1.1)		46.3		20.4
Total income taxes	$	24.0	$	76.3	$	106.1

The following is a reconciliation of our provision for income taxes to the expected amounts using statutory rates:

	2005	2004	2003

Federal statutory	35.0%	35.0%	35.0%
Foreign income taxes	(1.9)	(0.5)	(0.1)
State and local	1.8	1.2	0.8
Federal tax credits	(5.3)	(1.7)	(1.0)
Other	0.4	(1.6)	0.3
Effective income tax rate	30.0%	32.4%	35.0%

The following is a summary of the significant components of our deferred tax assets and liabilities:

	2005	2004
	(Dollars in millions)
Current deferred tax assets
Employee benefits	$11.4	$10.9
Prepaid taxes and other	9.9	—
Total current deferred tax assets	21.3	10.9

Current deferred tax liabilities
Inventory and other	(4.3	(3.5)
Current deferred tax asset, net	$17.0	$7.4

	2005	2004
	(Dollars in millions)
Noncurrent deferred tax assets
Employee benefits	$159.8	$127.5
NOL carryforwards	20.8	19.7
Tax credit carryforwards	2.4	1.7
Capital allowance carryforwards	13.7	15.0
Prepaid taxes	2.8	12.1
Goodwill	—	0.4
Other	1.3	1.3
Valuation allowances	(31.2)	(32.5)
Noncurrent deferred tax assets, net	169.6	145.2

Noncurrent deferred tax liabilities
Fixed assets and other	(282.7)	(252.9)
Noncurrent deferred tax liability, net	$(113.1)	$(107.7)

Noncurrent deferred tax assets and liabilities recognized in our balance sheets are as follows:

	2005	2004
	(Dollars in millions)
U.S. federal deferred tax liability, net	$(116.1)	$(114.5)
Other foreign deferred tax asset, net	3.0	6.8

Noncurrent deferred tax liability, net	$(113.1)	$(107.7)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The deferred income tax assets and liabilities summarized on the preceding page reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. At year-end 2005 and 2004, our net noncurrent foreign deferred tax asset was primarily attributable to timing differences related to our minimum pension liability for our foreign operations. Also at year-end 2005 and 2004, our net noncurrent U.S. Federal deferred tax liability was principally attributable to the impact of accelerated tax depreciation. The impact of this accelerated tax depreciation was offset in both 2005 and 2004 primarily by timing differences related to postretirement benefits and alternative minimum tax credit carryforwards that do not expire.

Our deferred tax asset valuation allowances at December 31, 2005 and 2004 are principally related to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances. In 2005 and 2004, we utilized a portion of such foreign tax benefits.

Payments for federal, state, local and foreign income taxes were $36.0 million, $33.3 million and $44.9 million in 2005, 2004 and 2003, respectively.

8. EARNINGS PER SHARE (EPS)

The following table sets forth the computation of our basic and diluted EPS:

	2005	2004	2003
	(In millions, except per share data)
Numerator
Net income	$56.0	$159.5	$197.1

Denominators
Basic shares outstanding — Weighted-average shares outstanding	50.1	51.6	51.3

Effect of dilutive securities Dilutive stock-based compensation	1.0	1.9	2.0

Diluted shares outstanding — Adjusted weighted-average shares after assumed conversions	51.1	53.5	53.3

Basic EPS	$1.12	$3.09	$3.84
Diluted EPS	$1.10	$2.98	$3.70

Certain exercisable stock options were excluded in the computations of diluted EPS because the exercise price of these options was greater than the average annual market prices. The number of stock options outstanding, which was not included in the calculation of diluted EPS, was 4.7 million at year-end 2005, 1.6 million at year-end 2004 and less than 0.1 million at year-end 2003. The ranges of exercise prices related to the excluded exercisable stock options were $23.73-$40.83 at year-end 2005, $34.88 - $40.83 at year-end 2004 and $34.15 - $34.88 at year-end 2003.

9. LABOR RELATIONS

In 2004, we initiated a voluntary separation program whereby employees could receive lump-sum payments to voluntarily terminate their employment with AAM. We offered separation payments under this program to adjust our hourly workforce to meet current business conditions. The associated labor cost is normally recovered in approximately one year. The following table summarizes our activity under the program:

	2005	2004
	(Dollars in millions)
Approximate pre-tax charge	$17.3	$23.8
Number of associates	317	453

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

Lump-sum ratification payments totaling $37.5 million (including applicable payroll taxes) were made in the first half of 2004 in accordance with new collective bargaining agreements with unions that represent our hourly associates at six of our locations in the U.S. These lump-sum payments relate to the future service of our hourly associates. Through 2005, we expensed $21.2 million of these payments, which represented amounts earned in relation to the agreements including $7.1 million and $7.5 million paid in lieu of base wage increases in 2005 and 2004, respectively. The remaining $16.3 million relates to amounts which would be earned during the terms of the agreements and will be amortized over the remaining lives of the agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. COMMITMENTS AND CONTINGENCIES

Obligated purchase commitments for capital expenditures were approximately $163.1 million at December 31, 2005 and $155.6 million at December 31, 2004.

We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We will continue to closely monitor our environmental conditions to ensure that we are in compliance with all laws, regulations and ordinances. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our purchase of the assets from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2005, and we do not expect such expenditures to be significant in 2006.

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

	2005	2004	2003
	(Dollars in millions)
Net sales
United States	$2,323.6	$2,472.5	$2,600.0
Canada	316.8	328.1	325.2
Mexico and South America	614.6	667.6	642.2
Europe and other	132.3	131.4	115.3
Total net sales	$3,387.3	$3,599.6	$3,682.7

Long-lived assets
United States	$1,603.0	$1,499.3	$1,411.6
Other	459.2	440.1	416.5
Total long-lived assets	$2,062.2	$1,939.4	$1,828.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. UNAUDITED QUARTERLY FINANCIAL AND MARKET DATA

	March 31		June 30		September 30		December 31		Full Year
	(Dollars in millions, except per share data)
2005
Net sales	$	818.9	$	867.7	$	848.1	$	852.6	$	3,387.3
Gross profit		72.3		85.4		83.3		63.7		304.7
Net income		13.3		18.9		19.3		4.5		56.0
Basic EPS	$	0.27	$	0.38	$	0.38	$	0.09	$	1.12
Diluted EPS(1)	$	0.26	$	0.37	$	0.38	$	0.09	$	1.10
Market price(2)
High	$	29.88	$	25.27	$	28.61	$	23.08	$	29.88
Low	$	24.11	$	18.76	$	22.01	$	17.87	$	17.87

2004
Net sales	$	952.8	$	929.6	$	841.6	$	875.6	$	3,599.6
Gross profit		136.4		133.4		107.9		96.8		474.5
Net income		36.5		55.3		36.4		31.3		159.5
Basic EPS	$	0.69	$	1.06	$	0.71	$	0.63	$	3.09
Diluted EPS(1)	$	0.66	$	1.02	$	0.68	$	0.61	$	2.98
Market price(2)
High	$	41.98	$	39.86	$	35.66	$	30.84	$	41.98
Low	$	34.10	$	33.30	$	27.84	$	26.87	$	26.87

(1)	Full year diluted EPS will not necessarily agree to the sum of the four quarters because each quarter is a separate calculation.
(2)
Prices are the quarterly high and low closing sales prices for our common stock as reported by the New York Stock Exchange (NYSE). We had approximately 466 stockholders of record as of February 20, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Five Year Financial Summary
Year Ended December 31,
(In millions, except per share data)

	2005		2004			2003		2002		2001
Statement of income data
Net sales	$	3,387.3	$	3,599.6	$	3,682.7	$	3,480.2	$	3,107.2
Gross profit		304.7		474.5		540.3		491.7		409.7
Selling, general and administrative expenses		199.6		189.7		194.0		180.5		164.4
Operating income		105.1		284.8		346.3		311.2		241.3
Net interest expense		(27.2)		(25.5)		(46.8)		(50.6)		(59.4)
Net income		56.0		159.5 (a)		197.1		176.1 (b)		114.9
Diluted earnings per share	$	1.10	$	2.98	$	3.70	$	3.38	$	2.36
Diluted shares outstanding		51.1		53.5		53.3		52.1		48.7

Balance sheet data
Cash and cash equivalents	$	3.7	$	14.4	$	12.4	$	9.4	$	12.3
Total assets		2,666.6		2,538.8		2,398.7		2,335.7		2,160.9
Total long-term debt		489.2		448.0		449.7		734.1		878.2
Dividends paid		(30.4)		(23.0)		—		—		—
Stockholders’ equity		994.8		955.5		954.7		703.6		534.7
Dividends declared per share	$	0.60	$	0.45	$	—	$	—	$	—

Statement of cash flows data
Cash provided by operating activities	$	280.4	$	453.2	$	496.9	$	384.2	$	232.8
Cash used in investing activities		(305.7)		(240.2)		(232.1)		(252.9)		(375.5)
Cash (used in) provided by financing activities		14.8		(211.3)		(262.6)		(133.2)		120.2

Other data
EBITDA(c)	$	293.0	$	432.7	$	513.8	$	470.6	$	367.8
Depreciation and amortization		185.1		171.1		163.1		145.8		126.6
Capital expenditures		305.7		240.2		229.1		207.7		375.5
Buyouts of sale-leasebacks		—		—		3.0		45.2		—

(a)	Includes a one-time charge of $15.9 million, net of tax related to debt refinancing and redemption costs in the first quarter of 2004.
(b)	Includes a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit, Michigan.
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

	2005		2004		2003		2002		2001

Net income	$	56.0	$	159.5	$	197.1	$	176.1	$	114.9
Interest expense		27.9		25.8		47.5		51.0		60.3
Income taxes		24.0		76.3		106.1		97.7		66.0
Depreciation and amortization		185.1		171.1		163.1		145.8		126.6
EBITDA	$	293.0	$	432.7	$	513.8	$	470.6	$	367.8