Form 10-K, Exhibit 13
period 2006-12-31
AMERICAN AXLE & MANUFACTURING HOLDINGS INC
filed 2007-02-21
CIK 1062231

OVERVIEW

American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline and drivetrain systems and related components and chassis modules for light trucks, sport utility vehicles (SUVs), passenger cars and crossover vehicles. Driveline and drivetrain systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline, drivetrain and related products include axles, chassis modules, driveshafts, power transfer units, transfer cases, chassis and steering components, driving heads, crankshafts, transmission parts and metal-formed products.

We are the principal supplier of driveline components to General Motors Corporation (GM) for its rear-wheel drive (RWD) light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive/all-wheel drive (4WD/AWD) axle requirements for these vehicle platforms. Sales to GM were approximately 76% of our total net sales in 2006, 78% in 2005 and 80% in 2004.

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

We are also the principal supplier of driveline system products for the Chrysler Group’s heavy-duty Dodge Ram full-size pickup trucks (Dodge Ram program) and its derivatives. As part of this program,we supply a fully integrated, computer-controlled chassis system for the Dodge Ram Power Wagon. Sales to DaimlerChrysler Corporation (DaimlerChrysler) were approximately 14% of our total net sales in 2006, 13% in 2005 and 11% in 2004.

In addition to GM and DaimlerChrysler, we supply driveline systems and other related components to PACCAR Inc., Ford Motor Company (Ford), SsangYong Motor Company, Harley-Davidson and other original equipment manufacturers (OEMs) and Tier I supplier companies such as Magna International, Inc. and The Timken Company. Our net sales to customers other than GM were $758.5 million in 2006 as compared to $754.4 million in 2005 and $728.0 million in 2004. This marked the fifth consecutive year of growth in non-GM sales for AAM.

In 2006, we made significant adjustments to our business to meet the unprecedented structural change occurring in the domestic automotive industry including the continuing market share erosion of our major customers. As part of these adjustments, we took actions to realign and resize our production capacity and cost structure to meet current and projected operational and market requirements. These restructuring actions included the reduction of our workforce, redeployment of machinery and equipment to support new programs and the rationalization of U.S. production capacity. We also constructed new regional manufacturing facilities in Changshu, China and Olawa, Poland, and have further expanded our Mexican and Brazilian operations. The costs associated with these restructuring actions had a significant impact on our 2006 consolidated financial statements. We believe that these actions position us for future growth in the global automotive industry. We incurred special charges and recognized asset impairments as a result of these actions. The impact of these charges is explained in the section entitled “Results of Operations.”

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

INDUSTRY TRENDS AND COMPETITION

There are a number of key trends affecting the highly competitive automotive industry. The industry is global with an increased emphasis on new consumer markets, geographically diverse production facilities and supplier consolidation. Pricing pressures are significant. U.S. manufacturing costs, including labor and certain raw materials, are rapidly escalating. Advancing technology and product development are critical to attracting and retaining business. This has caused significant financial distress on the U.S. domestic supply base. As a result, OEMs and suppliers are aggressively developing strategies to reduce costs, which include producing in low cost regions and sourcing on a global basis. The driveline and drivetrain systems segment of the industry in which we compete reflects these trends, and we expect them to continue.

GLOBAL AUTOMOTIVE PRODUCTION Global automotive production is increasing in Eastern Europe, Asia (particularly China, India, South Korea and Thailand) and South America. The rate of growth of automotive production in these regions is expected to be greater than the traditional automotive production centers of North America, Western Europe and Japan. We continue to expand our existing facilities in Mexico and Brazil and have offices in India, China and South Korea to support these growing markets. We expect our activity in these markets to increase significantly over the next several years. In 2006, we began construction of new manufacturing facilities in China and Poland. Production in our Changshu, China plant started in December 2006 and we plan to begin production in our Olawa, Poland facility in early 2007.

CHANGE IN CONSUMER DEMAND AND PRODUCT MIX SHIFT In the U.S., customer demand for full-frame light truck and SUV-type vehicles is shifting to smaller AWD passenger cars and crossover vehicles with smaller displacement engines and higher fuel economy. In Europe, the penetration rate of AWD applications on front-wheel drive passenger cars is expected to increase. A significant portion of our current revenue stream is tied to full-size and mid-size SUVs. If demand softens for these products, our revenue stream from these products will be impacted. Our research and development (R&D) efforts have led to new business awards for products that support AWD and RWD passenger cars and crossover vehicles and position us to compete as this product mix shift continues. AAM’s new and incremental business backlog now includes awards for new products supporting passenger car and crossover vehicle programs that represent future annual sales of nearly $600 million by 2012.

DECLINING U.S. DOMESTIC OEM MARKET SHARE Competition from offshore and transplant OEMs continues to intensify, resulting in the decline of the U.S. market share for GM and Ford and a decrease in their U.S. domestic vehicle production levels by 6% in 2006 as compared to 2005. Since approximately 76% of our 2006 revenue is derived from net sales to GM, this continuing trend is significant for us. We continue to aggressively pursue business with other OEMs.

FINANCIAL DISTRESS OF U.S. DOMESTIC SUPPLY BASE The declining market share of the U.S. domestic OEMs has resulted in the under-utilization of industry capacity, which has significantly pressured the U.S. domestic supply base. Steel and metallic material prices have risen significantly, and higher energy and fuel costs have exacerbated the financial pressure on the industry. Over the past few years, several key automotive suppliers have filed for bankruptcy protection. The declining market share of the U.S. domestic OEMs caused by global competition has created a major structural change in the U.S. domestic automotive industry targeted at dramatically reducing cost. This has increased the financial pressure on the supply base. As a result of these pressures, the U.S. domestic OEMs and several suppliers, including AAM, recently have undertaken wide-scale capacity reduction initiatives, workforce reductions and other restructuring actions and costs.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

PRICE PRESSURE Year-over-year price reductions are a common competitive practice in the automotive industry. The majority of our products are sold under long-term contracts with prices scheduled at the time the contracts are established. Certain of our contracts require us to reduce our prices in subsequent years and most of our contracts allow us to adjust prices for engineering changes. We do not believe that the price reductions we have committed to our customers will have a material adverse impact on our future operating results because we intend to offset such price reductions through continued cost reductions and other productivity initiatives. We also continue to increase the value of our products through our technology improvements such as electronic integration and mass reduction efforts to improve vehicle efficiency and fuel economy.

INCREASING ELECTRONIC INTEGRATION The electronic content of vehicles continues to expand, largely driven by consumer demand for greater vehicle performance, functionality and affordable convenience options. This demand is a result of increased communication abilities in vehicles as well as increasingly stringent regulatory standards for energy efficiency, emissions reduction and increased safety. As electronics continue to become more reliable and affordable, we expect this trend to continue. The increased use of electronics provides greater flexibility in vehicles and enables the OEMs to better control vehicle stability, fuel efficiency and safety while improving the overall driving experience. Suppliers with enhanced capability in electronic integration have increased opportunities to improve their value added position with the OEMs through better pricing and more sourcing opportunities.
   We are continuing to invest in the development of advanced products focused on vehicle safety and performance leveraging electronics technology as a key differentiator. For example, our electronically controlled stabilizer bar provides enhanced safety and performance for off-road applications as well as a seamless transition to on-road driving. Our electronic traction control system imbedded in our advanced 4WD/AWD products provide enhanced reliability and responsiveness in all weather conditions. Our advanced technology teams have developed several hybrid electric vehicles to demonstrate our capability in this growing segment. We have increased our focus on electronics by investing in product development that is consistent with market demands.

SUPPLY BASE CONSOLIDATION The OEMs have continued to reduce their supply base, preferring stronger relationships with a smaller number of suppliers capable of designing, engineering, testing, validating and manufacturing systems and modules on a global basis. The trend is to move away from regional suppliers and toward suppliers that can serve global markets in a cost efficient manner. The financial strength of a supplier is also an important factor in sourcing decisions as the OEMs work to protect their continuity of supply. We believe our engineering capabilities, global manufacturing footprint and financial resources position us well in this environment.
   Supply base consolidation is not limited to Tier I suppliers. The competitive pressures of the automotive industry have forced the consolidation of our supply base as well. We have expanded our global purchasing and supplier development activities in order to procure materials cost-effectively while ensuring continuity of high quality supply.

STEEL AND OTHER METALLIC MATERIAL PRICING Worldwide commodity market conditions have resulted in higher steel and other metallic material prices. We are focused on mitigating the impact of this trend through commercial agreements with our customers, strategic sourcing arrangements with suppliers and technology advancements that result in using less metallic content in the manufacture of our products.
    The majority of our sales contracts with our largest customers provide price adjustment provisions for metal market price fluctuations. We do not have metal market price provisions with all of our customers for all of the parts that we sell. We also have agreed to share in the risk of metal market price fluctuations in certain contracts. As a result, we are experiencing higher net costs for raw materials. These cost increases have come in the form of metal market adjustments and base price increases. We have contracts with our steel suppliers that ensure continuity of supply. We also have validation and testing capabilities that enable us to strategically utilize steel sources on a global basis.

OEM EXTENSION OF WARRANTY PROGRAMS GM and Ford have extended standard warranty programs to their customers. This trend will put additional pressure on the need for robust quality systems throughout the supply chain and may increase warranty-related expenditures for the supply base. In our 13 year history, we have experienced negligible warranty charges from our customers due to our contractual agreements and ongoing improvements we have made in the quality, reliability and durability of our products. We do not expect warranty obligations will have a material adverse impact on our future operating results.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

RESULTS OF OPERATIONS

NET SALES Net sales were $3,191.7 million in 2006 as compared to $3,387.3 million in 2005 and $3,599.6 million in 2004. As compared to 2005, our sales in 2006 reflect flat customer production volumes for the major full-size truck and SUV programs we currently support for GM and DaimlerChrysler and a decrease of over 30% in products supporting GM’s mid-size light truck and SUV programs.

The decreases in net sales resulting from lower GM light truck production volumes in 2006, 2005 and 2004 were partially offset by metal market price adjustments. Our 2005 and 2004 sales were also positively impacted by higher production of the Dodge Ram program.

Our content-per-vehicle (as measured by the dollar value of our products supporting GM’s North American light truck platforms and the Dodge Ram program) was $1,225 in 2006 versus $1,201 in 2005 and $ 1,173 in 2004. Increased AAM content appearing on GM’s all-new, full-size SUVs and pickup trucks was the primary driver of content growth in 2006.

Our 4WD/AWD penetration rate was 61.9% in 2006 as compared to 63.7% in 2005 and 62.6% in 2004. We define 4WD/AWD penetration as the total number of front axles we produce divided by the total number of rear axles we produce for the vehicle programs on which we sell product.

In 2006 there were a total of $377.9 million of special charges and asset impairments that we do not consider indicative of our ongoing operating activities. The following table details these charges in 2006 (in millions):

Special attrition program (SAP)	$131.4
Supplemental unemployment benefits (SUB)	27.1
Curtailment and special termination benefits related to the SAP	9.7
Salaried workforce reductions	7.5
Environmental obligations	2.5
Other	3.2
Total special charges	$181.4

Asset impairments	$196.5

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

GROSS PROFIT (LOSS) Gross profit (loss) was a loss of $128.6 million in 2006 as compared to a profit of $304.7 million in 2005 and $474.5 million in 2004. Gross margin was negative 4.0% in 2006 as compared to 9.0% in 2005 and 13.2% in 2004.

Special attrition program and supplemental unemployment benefits In the third quarter of 2006, we signed a supplemental new hire agreement with the UAW that will reduce our total labor cost (including benefits) for new hire associates. In conjunction with this agreement, we offered a special attrition program (SAP) to approximately 6,000 UAW represented associates at AAM’s master agreement facilities in the fourth quarter of 2006. This program was designed to reduce our workforce. Approximately 1,500 associates participated in this attrition program. As a result, we recorded a special charge in 2006 of $131.4 million for the cost of this program.
In the third quarter of 2006, we recorded a special charge of $91.2 million relating to supplemental unemployment benefits (SUB) estimated to be payable to UAW associates who are expected to be permanently idled through the end of the current collective bargaining agreement that expires in February 2008. The results of the SAP reduced the number of employees expected to be permanently idled. Therefore, we revised our estimate of SUB to be paid pursuant to the current agreement and reduced this liability to $13.2 million at December 31, 2006. In total, we incurred $77.1 million of supplemental unemployment benefits and other related benefit costs for associates on layoff in 2006 as compared to $53.0 million in 2005.

Curtailment and special termination benefits related to the SAP As a result of the SAP, we recorded a special charge of $9.7 million for the curtailment of certain pension and other postretirement benefits and related special termination benefits.

Salaried workforce reductions In 2006, we offered a salaried retirement incentive program to eligible salaried associates in the U.S. to voluntarily retire. As a result of 67 associates participating in this program, we recorded a special charge to cost of sales of $2.7 million in 2006.
In 2006, we also approved a plan to reduce our salaried workforce in 2007. These employees will be provided postemployment benefits based on our Layoff Severance Program and a special transition program. We have recorded a special charge to cost of sales of $3.5 million for this involuntary separation.

Environmental obligations In 2006, based on the impairment and redeployment of assets and determination of certain assets as permanently idled, the methods and timing of environmental liabilities related to our Buffalo Gear, Axle & Linkage facility were reasonably estimable. Based on management’s best estimate of the costs, methods and timing of the settlement of these obligations, we recorded a special charge of $2.5 million.

Other We also recorded a special charge to cost of sales of $3.2 million in 2006 related principally to postemployment benefits payable to associates in our European operations.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Asset impairments In addition to these special charges, we also recorded asset impairment charges of $196.5 million in the fourth quarter of 2006 associated with plans to idle a portion of our production capacity in the U.S. dedicated to its mid-size light truck product range and other capacity reduction initiatives. These plans resulted in the identification of assets to be disposed that became permanently idled. We recorded a special charge of $39.4 million for these assets. In addition, we performed an impairment assessment in 2006 of certain assets classified as “held for use” located at our Buffalo Gear, Axle & Linkage facility due to impairment indicators such as permanent declines in production volumes of mid-size SUVs and changes in the extent to which these long-lived assets will be used. Based on this analysis, we recorded an additional impairment charge of $142.0 million and reduced the remaining useful lives of certain of these assets. This charge represents the reduction in net book value required to state these assets at their estimated fair value. Certain other long-lived assets classified as “held for sale” were written down to their estimated net realizable value based on quoted market prices. We recorded an impairment charge of $5.7 million for these assets.
As a result of the asset impairments relating to machinery and equipment, certain machine repair parts classified as indirect inventory were also impaired. We recorded a charge of $9.4 million related to the write down of their net book value to their estimated net realizable value at year-end 2006.

The decrease in gross profit in 2006 as compared to 2005 also reflects lower production volumes and increases in non-cash expenses related to depreciation and amortization, pension and other postretirement benefit costs and stock-based compensation costs. Ongoing productivity improvements including material cost reductions and the favorable impact of additional metal market agreements partially offset the decrease in our gross profit in 2006. In addition, we recorded a $3.3 million curtailment gain in 2006 to cost of sales for amendments to our salaried defined benefit pension and other postretirement benefit plans.

   Our gross profit in 2005 was adversely impacted by lower GM light truck production volumes, increased supplemental unemployment benefits to our hourly associates, higher energy and material costs, and increased launch costs, which include non-capitalizable project expenses in addition to machine start-up costs.

In 2004, we initiated a voluntary separation program whereby hourly associates could receive lump-sum payments to voluntarily terminate their employment with AAM. We recognized a pre-tax charge of approximately $17.3 million and $23.8 million related to this program in 2005 and 2004, respectively.

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

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) SG&A (including R&D) was $197.4 million in 2006 as compared to $199.6 million in 2005 and $189.7 million in 2004. SG&A as a percentage of net sales was 6.2% in 2006, 5.9% in 2005 and 5.3% in 2004.

    Included in SG&A is a special charge of $1.3 million related to our salaried workforce reductions, which is discussed in Gross Profit (Loss).

     In addition to this special charge, SG&A reflects higher R&D spending, increased non-cash pension and other postretirement benefits and stock-based compensation expense and higher costs to support our strategic growth initiatives outside of the U.S. These cost drivers were partially offset by ongoing cost controls and reductions in other general and administrative expenses. In addition, we recorded a $3.2 million curtailment gain to SG&A for amendments to our salaried defined benefit pension and other postretirement benefit plans.

R&D  In 2006, R&D spending in product, process and systems development increased 13.0% to $83.2 million as compared to $73.6 million in 2005 and $68.6 million in 2004.

 The focus of this increasing investment is to develop innovative driveline and drivetrain systems and components for passenger cars, light trucks and SUVs in the global marketplace. Product development in this area includes power transfer units, transfer cases, driveline and transmission differentials, multipiece driveshafts, independent rear drive axles and independent front drive axles. We continue to focus on electronics integration in our existing products. We also continue to support the development of hybrid vehicle systems. Our efforts in these areas have resulted in the development of prototypes and various configurations of these driveline systems for several OEMs throughout the world.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

OPERATING INCOME (LOSS) Operating income (loss) was a loss of $326.0 million in 2006 as compared to income of $105.1 million in 2005 and $284.8 million in 2004. Operating margin was negative 10.2% in 2006 as compared to 3.1% in 2005 and 7.9% in 2004. The decreases in operating income and operating margin in 2006 and 2005 were due to the factors discussed in Gross Profit (Loss) and SG&A.

NET INTEREST EXPENSE Net interest expense was $38.8 million in 2006, $27.2 million in 2005 and $25.5 million in 2004. Interest expense increased in 2006 as compared to 2005 and 2004 due to higher interest rates and higher average outstanding borrowings.

OTHER INCOME (EXPENSE) Following are the components of Other Income (Expense) for 2006, 2005 and 2004:

Debt refinancing and redemption costs Debt refinancing costs expensed in 2006 were $2.7 million. These refinancing costs were expensed due to the conversion into cash of $147.3 million of the 2.00% Convertible notes due 2024.

Debt refinancing and redemption costs expensed in 2004 are summarized as follows (dollars in millions):

Call premium on 9.75% Notes	$14.6
Write-off of unamortized discount and debt issuance costs:
9.75% Notes	5.7
1997 Bank Credit Facilities	3.2
Debt refinancing and redemption costs	$23.5

The details of the debt refinancing and redemption costs are more fully explained in the section entitled “Liquidity and Capital Resources — Capitalization and Debt Availability.”

Other, net Other income in 2006 includes $10.1 million related to the resolution of various legal proceedings and claims during the third quarter of 2006, net of costs incurred to resolve these matters. The net effect of foreign exchange gains and losses is also included in this grouping.

INCOME TAX EXPENSE (BENEFIT) Income tax expense (benefit) was a benefit of $133.0 million in 2006 compared to expense of $24.0 million in 2005 and $76.3 million in 2004. Our effective income tax rate was a benefit of 37.4% in 2006, compared to expense of 30.0% in 2005 and 32.4% in 2004. The change in the tax rate in 2006 as compared to 2005 is primarily a result of recognizing the income tax benefit of current year losses in the U.S. and the recognition of foreign tax credit benefits. In addition, the tax rate reflects the impact of an increase in foreign source income, which carries a lower overall effective tax rate than U.S. income.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE (EPS) Net income (loss) was a loss of $222.5 million in 2006 as compared to income of $56.0 million in 2005 and $159.5 million in 2004. Diluted earnings (loss) was a loss of $4.42 per share in 2006 as compared to earnings of $1.10 per share in 2005 and $2.98 per share in 2004. Net income (loss) and EPS were primarily impacted by the factors discussed in Gross Profit (Loss) and SG&A.

EARNINGS BEFORE INTEREST EXPENSE, INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) EBITDA was negative $110.5 million in 2006 as compared to $293.0 million in 2005 and $432.7 million in 2004. The decrease in EBITDA in 2006 and 2005 was primarily due to the factors discussed in Gross Profit (Loss). For an explanation and reconciliation of EBITDA, refer to the section entitled “Supplemental Financial Data.”

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity needs are to fund capital expenditures, debt service obligations, working capital investments, our quarterly cash dividend program and the SAP and other attrition programs. We believe that operating cash flow and borrowings under our Revolving Credit Facility will be sufficient to meet these needs in the foreseeable future.

OPERATING ACTIVITIES Net cash provided by operating activities was $185.7 million in 2006 as compared to $280.4 million in 2005 and $453.2 million in 2004. Significant factors impacting our 2006 operating cash flow as compared to 2005 were:

▪	Lower net income;
▪	Payments related to the special attrition and salaried attrition programs;
▪	Lower contributions to pension benefit plans;
▪	Lower profit sharing payout; and
▪	Higher tax payments.

Special attrition program and other attrition programs In 2006, we paid $105.3 million related to our SAP and other attrition programs. We expect to make payments in 2007 of approximately $30 million for these attrition programs.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Deferred income taxes Net deferred income taxes decreased in 2006 due to the liability recorded for future SUB costs, asset impairments, the recognition of foreign tax credits and a reduction in our foreign deferred tax liabilities. A significant portion of the foreign tax credits will result in carryforward credits, the benefit of which is reflected on our balance sheet as a deferred tax asset on December 31, 2006.
    Our deferred tax asset valuation allowances were $39.0 million at year-end 2006, $31.2 million at year-end 2005 and $32.5 million at year-end 2004. The majority of our allowances relate to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances.

Pension and other postretirement benefits We contributed $9.1 million to our pension trusts in 2006 as compared to $34.7 million in 2005 and $35.7 million in 2004. This funding compares to our annual pension expense of $52.1 million in 2006, $41.3 million in 2005 and $39.1 million in 2004. Our regulatory pension funding requirements in 2007 are less than $5 million.
Our cash outlay for other postretirement benefit obligations was $4.7 million in 2006, $3.5 million in 2005 and $2.7 million in 2004. This compares to our annual postretirement benefit expense of $69.2 million in 2006, $70.1 million in 2005 and $69.5 million in 2004. We expect our cash outlay for other postretirement benefit obligations in 2007 to be between $5 million and $10 million.

Accounts receivable Accounts receivable at year-end 2006 were $327.6 million as compared to $328.0 million at year-end 2005 and $334.9 million at year-end 2004.

Our accounts receivable allowances were $1.2 million at year-end 2006, $3.1 million at year-end 2005 and $2.5 million at year-end 2004.

Inventories At year-end 2006, inventories were $198.4 million as compared to $207.2 million at year-end 2005 and $196.8 million at year end 2004.

Our inventory valuation allowances were $34.7 million at year-end 2006, $20.3 million at year end 2005 and $12.6 million at year-end 2004. The change in our inventory valuation allowances in 2006 as compared to 2005 and 2004 was due to increased reserves for indirect inventories, primarily resulting from the idling and impairment of certain machinery and equipment. We monitor and adjust our allowance as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used.

Accounts payable and accrued expenses Accounts payable decreased $52.2 million at year-end 2006 as compared with year-end 2005 and $17.5 million at year-end 2005 as compared with year-end 2004, primarily due to lower inventory purchases and capital expenditures in the fourth quarter at the end of each year.

Other assets and liabilities Other assets and liabilities decreased $8.0 million in 2006 as compared to 2005 as a result of the receipt of customer payments to implement customer capacity programs, partially offset by an increase in receivables for value added tax in our foreign operations.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

INVESTING ACTIVITIES Capital expenditures were $286.6 million in 2006, $305.7 million in 2005 and $240.2 million in 2004. In 2006, our capital spending supported the 2006 and 2007 model year launch of the GMT 900 program and other major customer program launches. Our 2006 expenditures also supported new regional manufacturing facilities in China and Poland and new equipment to enhance our testing and validation capabilities at our European Headquarters in Bad Homburg, Germany. Other major capital projects included the expansion of our Colfor Manufacturing operations in Minerva, Ohio and expenditures to support passenger car and crossover vehicle programs in our new business backlog.

We expect our capital spending in 2007 to be in the range of $240 million to $250 million. These expenditures will include certain costs related to the realignment and resizing of production capacity that will continue in 2007. Expenditures will also support the future launch of passenger car and crossover vehicle programs within our new business backlog and the continued expansion of our facilities in China and Poland.
We have invested our capital with the objective of improving quality, productivity and long-term profitable growth. Our after-tax return on invested capital (ROIC) was negative 13.4% in 2006, compared to 5.2% in 2005 and 12.7% in 2004. In 2006 our ROIC reflects the impact of the special charges, asset impairments, lower production volumes and increases in non-cash postretirement and stock-based compensation expenses. For an explanation and reconciliation of ROIC, refer to the section entitled “Supplemental Financial Data.”

NET OPERATING CASH FLOW AND FREE CASH FLOW Net operating cash flow was a deficit of $100.9 million in 2006 as compared to a deficit of $25.3 million in 2005 and a surplus of $213.0 million in 2004. Free cash flow was a deficit of $131.9 million in 2006 as compared to a deficit of $55.7 million in 2005 and a surplus of $190.0 million in 2004. For an explanation and reconciliation of net operating cash flow and free cash flow, refer to the section entitled “Supplemental Financial Data.”

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

FINANCING ACTIVITIES Net cash provided by financing activities was $147.3 million in 2006 as compared to $14.8 million in 2005 and a use of $211.3 million in 2004. Total debt outstanding was $672.2 million at year-end 2006, $489.2 million at year-end 2005 and $448.0 million at year-end 2004. Total debt outstanding increased by $183.0 million at year-end 2006 as compared to year-end 2005 primarily due to the funding requirements of the SAP and other attrition programs and the elective purchased buyouts of leased equipment of $37.0 million, net of proceeds from sale-leaseback transactions.

CAPITALIZATION AND DEBT AVAILABILITY Our total capitalization was $1.5 billion at year-end 2006 and 2005. Our net debt to capital ratio was 44.7% at year-end 2006 as compared to 32.8% at year-end 2005 and 31.2% at year-end 2004. For an explanation and reconciliation of net debt to capital, refer to the section entitled “Supplemental Financial Data.”

Revolving credit facility Our senior unsecured revolving credit facility (Revolving Credit Facility) provides up to $600.0 million of revolving bank financing commitments through April 2010 and bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. Together with our foreign credit facilities and uncommitted lines of credit, the Revolving Credit Facility is our primary source of day-to-day liquidity.

The Revolving Credit Facility is used for general corporate purposes, which includes payments related to the SAP and other attrition programs and seasonal working capital requirements.

At December 31, 2006, $475.8 million was available under the Revolving Credit Facility, which reflected a reduction of $24.2 million for standby letters of credit issued against the facility. In addition, we utilize foreign credit facilities and uncommitted lines of credit to finance working capital needs.

In January 2004, the unamortized balance of fees and expenses associated with the 1997 Bank Credit Facilities of $3.2 million was expensed when we terminated our bank financing commitments under those facilities.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Debt refinancing and redemption In February 2004, we issued $250.0 million of 5.25% senior notes due February 2014 (5.25% Notes) and $150.0 million of 2.00% Convertible Notes due 2024 (2.00% Convertible Notes). We received net proceeds from these offerings of approximately $394.0 million, after deducting discounts and commissions of the initial purchasers and other expenses. We used a portion of the net proceeds to repurchase $63.0 million, or 1.59 million shares, of our common stock in privately negotiated transactions. The remainder of the net proceeds was used to redeem all $300.0 million of the outstanding 9.75% Senior Subordinated Notes due March 2009 (9.75% Notes) at a cost of $314.6 million on March 1, 2004, and for other general corporate purposes. In the first quarter of 2004, the $14.6 million call premium and an additional $5.7 million of unamortized discounts and debt issuance costs were expensed as a result of this redemption.
In 2006, the 2.00% Convertible Notes became convertible into cash under the terms of the indenture. A total of $147.3 million of the notes were converted into cash in 2006 and $2.7 million of the notes remain outstanding as of December 31, 2006. The cash conversion rights remain in effect as of the date of this filing. We had been amortizing fees and expenses associated with the 2.00% Convertible Notes over the expected life of the notes. As a result of these conversions, we expensed the proportional amount of unamortized debt issuance costs during 2006, which totaled $2.7 million.

Term loan In 2006, we entered into a $250.0 million senior unsecured term loan (Term Loan) that matures in April 2010. The obligations of AAM, Inc. under the Term Loan are guaranteed by Holdings. Proceeds from this financing were used for general corporate purposes and to finance payments related to the cash conversion of the 2.00% Convertible Notes. Borrowings under the Term Loan bear interest payable at rates based on LIBOR or an alternate base rate, plus an applicable margin.

The weighted-average interest rate of our total debt outstanding was 6.8%, 5.0% and 4.8% during 2006, 2005 and 2004, respectively.

Credit ratings Our current credit ratings and (outlook) are BB (Negative), Ba3 (Negative) and BB (Negative) with Standard & Poors Rating Services, Moody’s Investors Services and Fitch Ratings, respectively.

Dividend program In April 2004, we declared our first quarterly cash dividend of $0.15 per share. On an annualized basis, the dividend payout equates to $0.60 per share. We paid $31.0 million, $30.4 million and $23.0 million to stockholders of record under the quarterly cash dividend program during 2006, 2005 and 2004, respectively.

Stock repurchase program In 2004, AAM’s Board of Directors approved a stock repurchase program under which we could have repurchased up to 5.5 million shares of common stock in the open market or in privately negotiated transactions from time to time through the first quarter of 2006. Including the common stock we acquired in connection with our debt refinancing activities in the first quarter of 2004, we repurchased 5.0 million shares of our common stock for $171.0 million under this stock repurchase program.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Off-balance sheet arrangements Our off-balance sheet financing relates principally to operating leases for certain facilities and manufacturing machinery and equipment. We lease certain machinery and equipment under operating leases with various expiration dates. Pursuant to these operating leases, we have the option to purchase the underlying machinery and equipment on specified dates. In 2006, we renewed and amended equipment leases totaling $33.6 million, elected to exercise our purchase option for $71.8 million of assets and entered into sale-leaseback transactions amounting to $34.8 million.

Contractual obligations The following table summarizes payments due on our contractual obligations as of December 31, 2006:

	Payments due by period
	Total	<1 yr	1-3 yrs	3-5 yrs	>5 yrs
	(Dollars in millions)
Long-term debt	$669.7	$61.5	$5.1	$353.3	$249.8
Interest obligations	183.4	41.6	77.3	35.4	29.1
Capital lease obligations	2.5	0.3	0.8	1.0	0.4
Operating leases(1)	88.6	18.3	32.5	27.9	9.9
Purchase obligations(2)	97.1	87.4	9.7	—	—
Other long-term liabilities(3)	398.7	22.6	58.2	71.8	246.1
Total	$1,440.0	$231.7	$183.6	$489.4	$535.3
____________

(1) Operating leases include all lease payments through the end of the contractual lease terms, including elections for repurchase options, and exclude any non-exercised purchase options on such leased equipment.
(2) Purchase obligations represent our obligated purchase commitments for capital expenditures.
(3) Other long-term liabilities represent our pension and postretirement obligations that were actuarially determined through 2016.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

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

CURRENCY EXCHANGE RISK Because a majority of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Mexican Peso, Euro, Pound Sterling, Brazilian Real and Canadian Dollar. At December 31, 2006, we had currency forward contracts with a notional amount of $33.5 million outstanding. A 10% change in any of these individual currencies would not have had a material impact on our consolidated financial statements in 2006.
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

INTEREST RATE RISK We are exposed to variable interest rates on certain credit facilities. From time to time, we use interest rate hedging to reduce the effects of fluctuations in market interest rates. Generally, we designate interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. We have hedged a portion of our interest rate risk by entering into an interest rate swap with a notional amount of $200.0 million. This notional amount reduces to $100.0 million in December 2008 and expires in April 2010. This interest rate swap converts variable rate financing based on 3-month LIBOR into fixed U.S. dollar rates. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 13% of our weighted-average interest rate at December 31, 2006) on our long-term debt outstanding at December 31, 2006 would be approximately $2.2 million on an annualized basis.

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

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

LEGAL PROCEEDINGS

We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainly, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.
    We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We closely monitor our environmental conditions to ensure that we are in compliance with all laws, regulations and ordinances. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our asset purchase from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to new claims that may arise against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2006.

EFFECT OF NEW ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement No. 123(R), (SFAS 123R) “Share-Based Payment.” SFAS 123R replaced FASB Statement No. 123, “Accounting for Stock-Based Compensation” and superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement requires that the compensation cost relating to share-based payment transactions be recognized in financial statements and measured on the fair value of the equity or liability instruments issued. We adopted SFAS 123R on January 1, 2006. Stock-based compensation expense increased by $4.6 million in 2006 as compared to 2005.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (FIN 48). FIN 48 clarifies the criteria for recognition of income tax benefits in accordance with SFAS No. 109, “Accounting for Income Taxes.” The effective date for this interpretation is January 1, 2007. We do not expect the impact of this interpretation to be significant in 2007.
In September 2006, the FASB issued Statement No. 157, (SFAS 157) “Fair Value Measurements.” This statement clarifies the definition of fair value and establishes a fair value hierarchy. This statement is effective for us on January 1, 2008.
In September 2006, the FASB issued Statement No. 158, (SFAS 158) “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.” This statement amends FASB Statement Nos. 87, 88, 106 and 132R. This statement requires companies to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year and recognize changes in the funded status of a defined benefit postretirement plan in other comprehensive income in the year in which the changes occur.
The effective date for balance sheet recognition of the funded status of pension and other postretirement benefit plans and disclosure provisions is December 31, 2006. The adoption of SFAS 158 resulted in a net increase in stockholders’ equity of $11.4 million in 2006. The effective date for plan assets and benefit obligations to be measured as of the date of the fiscal year-end statement of financial position is January 1, 2008. We have elected to early adopt the measurement date provisions as of January 1, 2007. In the first quarter of 2007, we will record a transition adjustment of approximately $12 million to the opening retained earnings balance related to the net periodic benefit cost for the period between September 30, 2006 and January 1, 2007.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

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

PENSION AND OTHER POSTRETIREMENT BENEFITS In calculating our liabilities and expenses related to pension and other postretirement benefits, key assumptions include discount rates, expected long-term rates of return on plan assets and rates of increase in compensation and health care costs.
The discount rates used in the valuation of our U.S. pension and other postretirement benefit obligations were based on an actuarial review of a hypothetical portfolio of long-term, high quality corporate bonds matched against the expected payment stream for each of our plans. In 2006, the discount rates determined on that basis ranged from 5.90% to 6.05% for the valuation of our pension benefit obligations and 5.95% to 6.10% for the valuation of our other postretirement benefit obligations. The discount rate used in the valuation of our foreign pension obligation was based on a review of long-term bonds, including published indices in the applicable market. In 2006, the discount rate determined on that basis was 5.00%. The expected long-term rates of return on our plan assets were 8.50% and 7.50% for our U.S. and foreign plans, respectively, in 2006. We developed these rates of return assumptions based on a review of long-term historical returns for the asset classes represented within our portfolios. The asset allocation for our plans was developed in consideration of the demographics of the plan participants and expected payment stream of the liability. Our investment policy allocates 65-70% of the plans’ assets to equity securities, with the remainder invested in fixed income securities and cash. The rates of increase in compensation and health care costs are based on current market conditions, inflationary expectations and historical information.
All of our assumptions were developed in consultation with our actuarial service providers. While we believe that we have selected reasonable assumptions for the valuation of our pension and other postretirement benefits obligations at year-end 2006, actual trends could result in materially different valuations.
The effect on our pension plans of a 0.5% decrease in both the discount rate and expected return on assets is shown below as of September 30, 2006, our valuation date.

		Expected
	Discount	Return on
	Rate	Assets
	(Dollars in millions)
Decline in funded status	$37.4	N/A
Increase in 2006 expense	$9.5	$1.7

No changes in benefit levels and no changes in the amortization of gains or losses have been assumed.

An 8.5% annual increase in the per-capita cost of covered health care benefits was assumed for 2007. The rate was assumed to decrease gradually to 5.0% by 2014 and remain at that level thereafter. A 0.5% decrease in the discount rate for our other postretirement benefits would have increased total service and interest cost in 2006 and the postretirement obligation at December 31, 2006 by $5.1 million and $45.5 million, respectively. A 1.0% increase in the assumed health care trend rate would have increased total service and interest cost in 2006 and the postretirement obligation at December 31, 2006 by $17.0 million and $86.1 million, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

POSTEMPLOYMENT BENEFITS As part of our operations, we will pay postemployment benefits to associates who are temporarily or permanently on layoff. These severance payments or other benefits prior to retirement may relate to a pre-existing plan or a one-time termination plan. Annual net postemployment benefits expense under our benefit plans and the related liabilities are accrued as service is rendered for those obligations that accumulate or vest and when the liability is probable and can be reasonably estimated. Obligations that do not accumulate or vest are recorded when payment of the benefits is probable and the amounts can be reasonably estimated. Due to the complexities inherent in estimating this liability, our actual costs could differ materially. Accordingly, we will continue to review our expected liability and make adjustments as necessary.
In the third quarter of 2006, we recorded a $91.2 million charge for SUB estimated to be payable to the UAW associates who are expected to be permanently idled through the end of the current collective bargaining agreement that expires in February 2008. In prior periods, the cost of SUB and related benefits paid to associates on layoff was expensed as incurred. In the third quarter of 2006, several factors have contributed to a condition in which future SUB costs became both probable and reasonably estimable.
In the fourth quarter of 2006, we paid $101.2 million of postemployment benefits related to participation in the SAP, which reduced the number of associates we expect to be permanently idled. Therefore, we revised our estimate of SUB to be paid pursuant to the current agreement and reduced this liability to $13.2 million as of December 31, 2006.

ENVIRONMENTAL OBLIGATIONS Due to the nature of our operations, we have legal obligations to perform asset retirement activities related to federal, state and local environmental requirements. The process of estimating environmental liabilities is complex and significant uncertainty exists related to the timing and method of the settlement of these obligations. Therefore, these liabilities are not reasonably estimable until a triggering event occurs that allows us to estimate a range of potential settlement dates, the potential methods of settlement and the probabilities associated with the potential settlement dates and potential methods of settlement.
In 2006, based on the impairment and redeployment of assets and determination of certain assets as permanently idled, the methods and timing of certain environmental liabilities related to our Buffalo Gear, Axle & Linkage facility were reasonably estimable. Based on management’s best estimate of the costs, methods and timing of the settlement of these obligations, we recorded a charge of $2.5 million. In the future, we will update our estimated costs and potential settlement dates and methods and their associated probabilities based on available information. Any update may change our estimate and could result in a material adjustment to this liability.

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
Substantially all of our transactions with customers occur within the parameters of a purchase order which makes our price fixed and determinable. We sometimes enter into non-routine agreements outside the original scope of the purchase order. These agreements may be temporary, are fixed and determinable, and often have payment terms that are different than our normal terms. We recognize the revenue or cost recovery from such arrangements in accordance with the commercial agreement.
We track the aging of uncollected billings and adjust our accounts receivable allowances on a quarterly basis as necessary based on our evaluation of the probability of collection. The adjustments we have made due to the write-off of uncollectible amounts have been negligible.
    While we believe that we have made an appropriate valuation of our accounts receivable due from GM, DaimlerChrysler and other customers for accounting purposes, unforeseen changes in our ability to enforce commercial agreements or collect aged receivables may result in actual collections that differ materially from current estimates.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

VALUATION OF INDIRECT INVENTORIES As part of our strategy to control our investment in working capital and manage the risk of excess and obsolete inventory, we generally do not maintain large balances of productive raw materials, work-in-process or finished goods inventories. Instead, we utilize lean manufacturing techniques and coordinate our daily production activities to meet our daily customer delivery requirements. The ability to address plant maintenance issues on a real--time basis is a critical element of our ability to pursue such an operational strategy. Our machinery and equipment may run for long periods of time without disruption and suddenly fail to operate as intended. In addition, certain repair parts required to address such maintenance requirements may be difficult or cost prohibitive to source on a real-time basis.
To facilitate our continuous preventive maintenance strategies and to protect against costly disruptions in operations due to machine downtime, we carry a significant investment in inherently slow-moving machine repair parts and other maintenance materials and supplies. At December 31, 2006, such indirect inventories comprised approximately 46% of our total gross inventories. For inventory valuation purposes, we evaluate our usage of such slow-moving inventory on a quarterly basis by part number and adjust our inventory valuation allowances as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used. We have used the same approach in 2006 and 2005 to evaluate the adequacy of our indirect inventory valuation allowances. In 2006, as a result of asset impairments of certain machinery and equipment and related machine repair parts, we recorded a $9.4 million increase to our indirect inventory reserve.
While we believe that we have made an appropriate valuation of such inventories for accounting purposes, unforeseen changes in inventory usage requirements, manufacturing processes, maintenance and repair techniques, or inventory control may result in actual usage of such inventories that differ materially from current estimates.

ESTIMATED USEFUL LIVES FOR DEPRECIATION At December 31, 2006, approximately 81% of our capitalized investment in property, plant and equipment, or $2.3 billion, was related to productive machinery and equipment used in support of our manufacturing operations. The selection of appropriate useful life estimates for such machinery and equipment is a critical element of our ability to properly match the cost of such assets with the operating profits and cash flow generated by their use. We currently depreciate productive machinery and equipment on the straight-line method using composite useful life estimates up to 15 years.
While we believe that the useful life estimates currently being used for depreciation purposes reasonably approximate the period of time we will use such assets in our operations, unforeseen changes in product design and technology standards or cost, quality and delivery requirements may result in actual useful lives that differ materially from the current estimates.

IMPAIRMENT OF LONG-LIVED ASSETS Long-lived assets, excluding goodwill, to be held and used are reviewed for impairment whenever adverse events or changes in circumstances indicate a possible impairment. An impairment loss is recognized when the long-lived assets’ carrying value exceeds the fair value. If business conditions or other factors cause the profitability and estimated cash flows to be generated from an asset to decline, we may be required to record impairment charges at that time. Long-lived assets held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Significant judgments and estimates used by management when evaluating long-lived assets for impairment include:

▪	An assessment as to whether an adverse event or circumstance has triggered the need for an impairment review;
▪	Undiscounted future cash flows generated by the assets; and
▪	Determination of fair value when an impairment is deemed to exist.

In 2006, we recorded expense of $39.4 million for assets to be disposed identified as permanently idled. In addition, we recorded expense of $142.0 million for the reduction of the net book value required to state certain “held for use” long-lived assets to their estimated fair value and reduced the remaining useful lives of certain of these assets. Certain other long-lived assets classified as “held for sale” were written down to their estimated net realizable value based on quoted market prices. We recorded an expense of $5.7 million for these assets. As a result of the asset impairments relating to machinery and equipment, certain machine repair parts classified as indirect inventory were also impaired. We recorded an expense of $9.4 million related to the write down of their net book value to their estimated net realizable value at year-end 2006.
Management believes that the estimates of future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect the evaluations.

VALUATION OF DEFERRED TAX ASSETS AND OTHER TAX LIABILITIES Because we operate in many different geographic locations, including several foreign, state and local tax jurisdictions, the evaluation of our ability to use all recognized deferred tax assets and appropriately record all tax liabilities is inherently complex. In assessing our ability to realize such deferred tax assets, we review the scheduled reversal of deferred tax liabilities, the projections of taxable income in future periods, current and past audit results and the effectiveness of various tax planning strategies in making our assessment. Our consideration of these matters, including the determination of tax liabilities, requires significant management judgment.
While we believe we have made appropriate valuations of our deferred tax assets and liabilities, unforeseen changes in tax legislation, regulatory activities, audit results, operating results, financing strategies, organization structure and other related matters may result in material changes in our deferred tax asset valuation allowances or our tax liabilities.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

FORWARD-LOOKING INFORMATION

Certain statements in this MD&A and elsewhere in this Annual Report are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms “will,” “expect,” “anticipate,” “intend,” “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this Annual Report. The statements are based on our current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including, but not limited to:

▪	reduced purchases of our products by GM, DaimlerChrysler or other customers;
▪	reduced demand for our customers’ products (particularly light trucks and SUVs produced by GM and DaimlerChrysler);
▪	our ability and our suppliers’ ability to maintain satisfactory labor relations and avoid work stoppages;
▪	our customers’ and their suppliers’ ability to maintain satisfactory labor relations and avoid work stoppages;
▪	our ability to achieve cost reductions through ongoing restructuring actions;
▪	additional restructuring actions that may occur;

▪	our ability to achieve the level of cost reductions required to sustain global cost competitiveness;

▪	supply shortages or price increases in raw materials, utilities or other operating supplies;

▪	our ability and our customers’ and suppliers’ ability to successfully launch new product programs on a timely basis;

▪	our ability to attract new customers and programs for new products;

▪	our ability to develop and produce new products that reflect the market demand;

▪	our ability to respond to changes in technology or increased competition;

▪
adverse changes in laws, government regulations or market conditions including increases in fuel prices affecting our products or our customers' products (including the Corporate Average Fuel Economy regulations);

▪	adverse changes in the economic conditions or political stability of our principal markets (particularly North America, Europe, South America and Asia);

▪	liabilities arising from legal proceedings to which we are or may become a party or claims against us or our products;

▪	risks of noncompliance with environmental regulations or risks of environmental issues that could result in unforeseen costs at our facilities;

▪	availability of financing for working capital, capital expenditures, R&D or other general corporate purposes, including our ability to comply with financial covenants;

▪	our ability to attract and retain key associates;

▪	other unanticipated events and conditions that may hinder our ability to compete.

It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

SUPPLEMENTAL FINANCIAL DATA

The following supplemental financial data presented for the years ended December 31, 2006, 2005 and 2004 are reconciliations of non-GAAP financial measures, which are intended to facilitate analysis of our business and operating performance. This information is not and should not be viewed as a substitute for financial measures determined under GAAP. Other companies may calculate these non-GAAP financial measures differently.

Earnings Before Interest Expense, Income Taxes, Depreciation and Amortization (EBITDA)

	2006	2005	2004
	(Dollars in millions)
Net income (loss)	$(222.5)	$56.0	$159.5
Interest expense	39.0	27.9	25.8
Income taxes	(133.0)	24.0	76.3
Depreciation and amortization	206.0	185.1	171.1
EBITDA	$(110.5)	$293.0	$432.7

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

Net Operating Cash Flow and Free Cash Flow

	2006	2005	2004
	(Dollars in millions)
Net cash flow provided by operating activities	$185.7	$280.4	$453.2
Less: Purchases of property, plant and equipment	286.6	305.7	240.2
Net operating cash flow	(100.9)	(25.3)	213.0
Less: Dividends paid	31.0	30.4	23.0
Free cash flow	$(131.9)	$(55.7)	$190.0

We believe net operating cash flow and free cash flow are meaningful measures as they are commonly utilized by management and investors to assess our ability to generate cash flow from business operations to repay debt and return capital to our stockholders. Net operating cash flow is also a key metric used in our calculation of incentive compensation.

After-Tax Return on Invested Capital (ROIC)

	2006	2005	2004
	(Dollars in millions)
Net income (loss)	$(222.5)	$56.0	$159.5
Add: After-tax net interest expense(1)	24.5	19.0	17.2
After-tax return	(198.0)	75.0	176.7
Net debt(2)	658.7	485.5	433.6
Add: Stockholders’ equity	813.7	994.8	955.5
Invested capital
End of year	1,472.4	1,480.3	1,389.1
Beginning of year	1,480.3	1,389.1	1,392.0
Average invested capital(3)	1,476.4	1 ,434.7	1,390.6
ROIC(4)	(13.4%)	5.2%	12.7%

(1) After-tax net interest expense is equal to tax effecting net interest expense by the applicable effective income tax rate as disclosed in Note 8 to the consolidated financial statements.
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

Net Debt to Capital

	2006	2005	2004
	(Dollars in millions)
Total debt	$672.2	$489.2	$448.0
Less: Cash and cash equivalents	13.5	3.7	14.4
Net debt	658.7	485.5	433.6
Add: Stockholders’ equity	813.7	994.8	955.5
Invested capital	1,472.4	1,480.3	1,389.1
Net debt to capital(1)	44.7%	32.8%	31.2%

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on our assessment of our internal control over financial reporting. This report appears on page 31.

/s/ Richard E. Dauch	/s/ Michael K. Simonte

Richard E. Dauch Co-Founder, Chairman of the Board & Chief Executive Officer February 15, 2007	Michael K. Simonte Vice President - Finance & Chief Financial Officer (also in the capacity of Chief Accounting Officer) February 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Axle & Manufacturing Holdings, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As discussed in Notes 1 and 6, on January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment and on December 31, 2006 adopted the balance sheet provisions of SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.

    /s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Detroit, Michigan
February 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1)pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 15, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment and SFAS No. 158, Employers Accounting for Defined Benefit Pension and other Postretirement Plans.

 /s/ Deloitte & Touche LLP
Deloitte & Touche LLP
    Detroit, Michigan
    February 15, 2007

American Axle & Manufacturing Holdings, Inc.
Consolidated Statements of Operations
Year Ended December 31,
(In millions, except per share data)

	2006	2005	2004
Net sales	$3,191.7	$3,387.3	$3,599.6
Cost of goods sold	3,320.3	3,082.6	3,125.1
Gross profit (loss)	(128.6)	304.7	474.5
Selling, general and administrative expenses	197.4	199.6	189.7
Operating income (loss)	(326.0)	105.1	284.8
Net interest expense	(38.8)	(27.2)	(25.5)
Other income (expense)
Debt refinancing and redemption costs	(2.7)	—	(23.5)
Other, net	12.0	2.1	—
Income (loss) before income taxes	(355.5)	80.0	235.8
Income tax expense (benefit)	(133.0)	24.0	76.3
Net income (loss)	$(222.5)	$56.0	$159.5
Basic earnings (loss) per share	$(4.42)	$1.12	$3.09
Diluted earnings (loss) per share	$(4.42)	$1.10	$2.98

See accompanying notes to consolidated financial statements.

American Axle & Manufacturing Holdings, Inc.
Consolidated Balance Sheets
December 31,
(In millions, except per share data)

	2006	2005
Assets
Current assets
Cash and cash equivalents	$13.5	$3.7
Accounts receivable, net of allowances of $1.2 million in 2006 and $3.1 million in 2005	327.6	328.0
Inventories, net	198.4	207.2
Prepaid expenses and other	69.2	45.5
Deferred income taxes	30.7	17.0
Total current assets	639.4	601.4
Property, plant and equipment, net	1,731.7	1,836.0
Deferred income taxes	35.7	3.0
Goodwill	147.8	147.8
Other assets and deferred charges	42.9	78.4
Total assets	$2,597.5	$2,666.6
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$316.4	$338.5
Trade payable program liability	12.5	42.6
Accrued compensation and benefits	156.3	115.3
Other accrued expenses	56.1	52.8
Total current liabilities	541.3	549.2
Long-term debt	672.2	489.2
Deferred income taxes	6.8	116.1
Postretirement benefits and other long-term liabilities	563.5	517.3
Total liabilities	1,783.8	1,671.8
Stockholders’ equity
Series A junior participating preferred stock, par value $0.01 per share;
0.1 million shares authorized; no shares outstanding in 2006 or 2005	—	—
Preferred stock, par value $0.01 per share; 10.0 million shares
authorized; no shares outstanding in 2006 or 2005	—	—
Common stock, par value $0.01 per share; 150.0 million shares authorized; 55.6 million and 55.4 million shares issued and outstanding
in 2006 and 2005, respectively	0.6	0.5
Series common stock, par value $0.01 per share; 40.0 million
shares authorized; no shares outstanding in 2006 or 2005	—	—
Paid-in capital	381.7	385.6
Retained earnings	590.0	843.5
Treasury stock at cost, 5.1 million shares in both 2006 and 2005	(171.8)	(171.7)
Unearned compensation	—	(14.8)
Accumulated other comprehensive income (loss), net of tax
Defined benefit plans	(0.8)	(52.6)
Foreign currency translation adjustments	15.5	3.9
Unrecognized gain (loss) on derivatives	(1.5)	0.4
Total stockholders’ equity	813.7	994.8
Total liabilities and stockholders’ equity	$2,597.5	$2,666.6

See accompanying notes to consolidated financial statements.

American Axle & Manufacturing Holdings, Inc.
Consolidated Statements of Cash Flows
Year Ended December 31,
(In millions)

	2006	2005	2004
Operating activities
Net income (loss)	$(222.5)	$56.0	$159.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Asset impairment	196.5	—	—
Depreciation and amortization	206.0	185.1	171.1
Deferred income taxes	(184.0)	(1.1)	46.3
Stock-based compensation	10.2	5.6	—
Pensions and other postretirement benefits, net of contributions	114.8	72.0	72.1
Loss on retirement of equipment	6.3	7.0	9.2
Debt refinancing and redemption costs	2.7	—	23.5
Changes in operating assets and liabilities
Accounts receivable	2.9	6.5	7.2
Inventories	1.1	(10.6)	(23.7)
Accounts payable and accrued expenses	43.7	(32.2)	18.9
Other assets and liabilities	8.0	(7.9)	(30.9)
Net cash provided by operating activities	185.7	280.4	453.2
Investing activities
Purchases of property, plant and equipment	(286.6)	(305.7)	(240.2)
Purchase buyouts of leased equipment	(71.8)	—	—
Proceeds from sale-leasebacks	34.8	—	—
Net cash used in investing activities	(323.6)	(305.7)	(240.2)
Financing activities
Net borrowings (repayments) under revolving credit facilities	67.2	49.0	(81.9)
Proceeds from issuance of long-term debt	261.6	—	399.7
Redemption of 9.75% Notes	—	—	(314.6)
Conversion of 2.00% Notes	(147.3)	—	—
Payments of long-term debt and capital lease obligations	(1.0)	(8.4)	(24.4)
Debt issuance costs	(4.4)	—	(9.7)
Employee stock option exercises	1.3	4.6	13.6
Tax benefit on stock option exercises	1.0	—	—
Dividends paid	(31.0)	(30.4)	(23.0)
Purchase of treasury stock	(0.1)	—	(171.0)
Net cash provided by (used in) financing activities	147.3	14.8	(211.3)
Effect of exchange rate changes on cash	0.4	(0.2)	0.3
Net increase (decrease) in cash and cash equivalents	9.8	(10.7)	2.0
Cash and cash equivalents at beginning of year	3.7	14.4	12.4
Cash and cash equivalents at end of year	$13.5	$3.7	$14.4
Supplemental cash flow information
Interest paid	$44.8	$31.3	$33.6
Income taxes paid, net of refunds	$49.4	$35.7	$32.2

See accompanying notes to consolidated financial statements.

American Axle & Manufacturing Holdings, Inc.
Consolidated Statements of Stockholders’ Equity
(In millions)

							Accumulated
	Common Stock						Other
	Shares Outstanding	Par Value	Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Compensation	Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at January 1, 2004	53.6	$0.5	$336.2	$681.4	$(0.7)	$—	$(62.7)
Net income				159.5				$159.5
Unrecognized gain on derivatives, net							1.0	1.0
Foreign currency translation, net							3.9	3.9
Minimum pension liability adjustment, net							9.0	9.0
Comprehensive income								$173.4
Exercise of stock options, including tax benefit	1.1		21.4
Dividends paid				(23.0)
Purchase of treasury stock	(5.0)				(171.0)
Balance at December 31, 2004	49.7	0.5	357.6	817.9	(171.7)	—	(48.8)
Net income				56.0				$56.0
Unrecognized loss on derivatives, net							(0.1)	(0.1)
Foreign currency translation, net							6.1	6.1
Minimum pension liability adjustment, net							(5.5)	(5.5)
Comprehensive income								$56.5
Exercise of stock options, including tax benefit	0.6		28.0
Dividends paid				(30.4)
Stock-based compensation						5.6
Restricted stock awards						(20.4)
Balance at December 31, 2005	50.3	0.5	385.6	843.5	(171.7)	(14.8)	(48.3)
Net loss				(222.5)				$(222.5)
Unrecognized loss on derivatives, net							(1.9)	(1.9)
Foreign currency translation, net							11.6	11.6
Minimum pension liability adjustment							37.0	37.0
FAS 158 transition adjustments
Minimum pension liability							15.6	—
Net prior service credit							10.8	—
Net actuarial loss							(11.6)	—
Comprehensive loss								$(175.8)
Reclassification of unearned compensation			(14.8)			14.8
Exercise of stock options,
including tax benefit	0.2	0.1	2.2
Dividends paid				(31.0)
Stock-based compensation			8.7
Purchase of treasury stock					(0.1)
Balance at December 31, 2006	50.5	$0.6	$381.7	$590.0	$(171.8)	$—	$13.2

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline and drivetrain systems and related components and chassis modules for light trucks, sport utility vehicles (SUVs), passenger cars and crossover vehicles. Driveline and drivetrain systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline, drivetrain and related products include axles, chassis modules, driveshafts, power transfer units, transfer cases, chassis and steering components, driving heads, crankshafts, transmission parts and metal-formed products. In addition to locations in the United States (U.S.) (Michigan, New York and Ohio), we also have offices or facilities in Brazil, China, England, Germany, India, Japan, Luxembourg, Mexico, Poland, Scotland and South Korea.

PRINCIPLES OF CONSOLIDATION We include the accounts of Holdings and its subsidiaries in our consolidated financial statements. We eliminate the effects of all intercompany transactions, balances and profits in our consolidation.

REVENUE RECOGNITION We recognize revenue when products are shipped to our customers and title transfers under standard commercial terms or when realizable in accordance with our commercial agreements. If we are uncertain as to whether we will be successful collecting a balance in accordance with our understanding of a commercial agreement, we do not recognize the revenue or cost recovery until such time as the uncertainly is removed.

RESEARCH AND DEVELOPMENT (R&D) COSTS We expense R&D as incurred. R&D spending was $83.2 million, $73.6 million and $68.6 million in 2006, 2005 and 2004, respectively.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include all of our cash balances and highly liquid investments with a maturity of 90 days or less at the time of purchase.

ACCOUNTS RECEIVABLE The majority of our accounts receivable are due from original equipment manufacturers in the automotive industry. Credit is extended based on the evaluation of our customers’ financial condition and is reviewed on an ongoing basis. Trade accounts receivable are generally due on average within 50 days from the date of shipment and are past due when payment is not received within the stated terms. Amounts due from customers are stated net of allowances for doubtful accounts. We determine our allowances by considering factors such as the length of time accounts are past due, our previous loss history, the customer’s ability to pay its obligation to us and the condition of the general economy and the industry as a whole. We write-off accounts receivable when they become uncollectible.

CUSTOMER TOOLING Reimbursable costs incurred for customer tooling are classified as accounts receivable. If we determine that our estimate of the cost of such customer tooling is not collectable, a loss is recognized at that time.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

INVENTORIES We state our inventories at the lower of cost or market. The cost of our U.S. inventories is determined principally using the last-in, first-out method (LIFO). The cost of our foreign and indirect inventories is determined principally using the first-in, first-out method (FIFO). We classify indirect inventories, which include perishable tooling, machine repair parts and other materials consumed in the manufacturing process but not incorporated into our finished products, as raw materials. When we determine that our gross inventories exceed usage requirements, or if inventories become obsolete or otherwise not saleable, we record a provision for such loss as a component of our inventory accounts. Inventories consist of the following:

	2006	2005
	(Dollars in millions)
Raw materials and work-in-progress	$220.6	$212.2
Finished goods	26.3	29.9
Gross inventories	246.9	242.1
LIFO reserve	(13.8)	(14.6)
Other inventory valuation reserves	(34.7)	(20.3)
Inventories, net	$198.4	$207.2

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment consists of the following:

	Estimated
	Useful Lives	2006	2005
	(Years)	(Dollars in millions)
Land	—	$28.8	$24.6
Land improvements	10-15	18.8	19.6
Buildings and building improvements	15-40	373.5	391.8
Machinery and equipment	3-15	2,314.2	2,319.5
Construction in progress	—	124.6	96.8
		2,859.9	2,852.3
Accumulated depreciation and amortization		(1,128.2)	(1,016.3)
Property, plant and equipment, net		$1,731.7	$1,836.0

We state property, plant and equipment, including amortizable tooling, at cost. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in process. Repair and maintenance costs that do not extend the useful life or otherwise improve the utility of the asset beyond its useful state are expensed in the period incurred.
We record depreciation and tooling amortization on the straight-line method over the estimated useful lives of the depreciable assets. Depreciation and tooling amortization amounted to $195.6 million, $158.3 million and $156.6 million in 2006, 2005 and 2004, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS We evaluate the carrying value of long-lived assets and long-lived assets to be disposed for potential impairment on an ongoing basis in accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We consider projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. If an impairment is deemed to exist, the carrying amount of the asset is adjusted based on its fair value. See Note 2 “Restructuring Actions” for detail on our 2006 asset impairments.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

GOODWILL We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. We periodically evaluate goodwill for impairment. To meet our ongoing annual obligation, we completed impairment tests as of December 31, 2006 and 2005 and concluded that there was no impairment of our goodwill. Goodwill is our only significant intangible asset.

TRADE PAYABLE PROGRAM LIABILITY We offer our suppliers access to an accelerated supplier payment program through which they can elect for a designated finance company to advance payment on their invoices due from us. We gain no advantage on the timing of such payments or the amounts due to be paid. The only difference between these obligations and other trade payables is that we are obligated to pay the finance company on the due date for such payment established in the terms and conditions of the purchase order. Our agreement with the finance company calls for us to share in the discount fees charged to the suppliers by the finance company for any advance payments made through this program. The fees collected in association with this program were negligible for 2006, 2005 and 2004.

STOCK-BASED COMPENSATION Prior to January 1, 2006, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation,” we accounted for our employee stock options in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Although it is our practice  to grant options with no intrinsic value, we measured compensation cost as the excess, if any, of the market price of our common stock at the date of grant over the amount our associates must pay to acquire the stock.
Effective January 1, 2006, we adopted FASB Statement No. 123(R), (SFAS 123R), “Share-Based Payment.” We adopted the fair value recognition provisions of SFAS 123R using the modified prospective transition method and, therefore, did not restate the prior periods’ results. Under this transition method, stock-based compensation expense for the first quarter of 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123, (SFAS 123) “Accounting for Stock-Based Compensation.” Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term. We estimate the forfeiture rate based on our historical experience.
As part of the prospective adoption of SFAS 123R, we classified our tax benefit from stock option exercises as a financing activity on the statement of cash flows for the year ended December 31, 2006. Tax benefits from the exercise of stock options in 2005 and 2004 were $3.6 million and $8.3 million, respectively. In addition, we elected the alternative transition method for calculating the beginning balance of the APIC pool as described by FASB Staff Position 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.”
The following table illustrates the effect on net income after tax and net income per common share as if we had applied the fair value recognition provisions of SFAS 123 to stock-based compensation during years ended December 2005 and 2004:

	2005	2004
	(Dollars in millions)
Net income, as reported	$56.0	$159.5
Deduct: Total employee stock option expense determined under the fair value method, net of tax	(22.3)	(16.4)
Pro forma net income	$33.7	$143.1
Basic EPS, as reported	$1.12	$3.09
Basic EPS, pro forma	$0.67	$2.77
Diluted EPS, as reported	$1.10	$2.98
Diluted EPS, pro forma	$0.67	$2.69

DERIVATIVES We account for derivatives under FASB Statement No. 133, (SFAS 133) “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. SFAS 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative qualifies under SFAS 133 as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value, and changes in the fair value of derivatives that do not qualify as hedges, are immediately recognized in earnings.

CURRENCY TRANSLATION We translate the assets and liabilities of our foreign subsidiaries to U.S. dollars at end-of-period exchange rates. We translate the income statement elements of our foreign subsidiaries to U.S. dollars at average-period exchange rates. We report the effect of translation for our foreign subsidiaries that use the local currency as their functional currency as a separate component of stockholders’ equity. Gains and losses resulting from the remeasurement of assets and liabilities of our foreign subsidiaries that use the U.S. dollar as their functional currency are reported in current period income. We also report any gains and losses arising from transactions denominated in a currency other than our functional currency in current period income.

USE OF ESTIMATES In order to prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), we are required to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. Actual results could differ from those estimates.

EFFECT OF NEW ACCOUNTING STANDARDS In July 2006, the FASB issued FASB Interpretation No. 48, (FIN 48) “Accounting for Uncertainly in Income Taxes.” FIN 48 clarifies the criteria for recognition of income tax benefits in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The effective date for this interpretation is January 1, 2007. We do not expect the impact of this interpretation to be significant in 2007.
In September 2006, the FASB issued Statement No. 157, (SFAS 157) “Fair Value Measurements.” This statement clarifies the definition of fair value and establishes a fair value hierarchy. This statement is effective for us on January 1, 2008.

 AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

2. RESTRUCTURING ACTIONS

In 2006, we took certain restructuring actions to realign and resize our production capacity and cost structure to current and projected operational and market requirements. In connection with these restructuring actions, we incurred a one-time termination benefit and asset impairment charge of approximately $338.2 million. A summary of these charges is shown below (in millions):

	Charges	Cash Utilization	Non-Cash Utilization	Accrual as of December 31, 2006
	(Dollars in millions)
One-time termination benefits	$141.7	$105.3	$—	$36.4
Asset impairment charges	196.5	—	196.5	—
Total	$338.2	$105.3	$196.5	$36.4

ONE-TIME TERMINATION BENEFITS In the fourth quarter of 2006, we offered a special attrition program (SAP) to approximately 6,000 UAW represented associates at AAM’s master agreement facilities. This program was designed to reduce our workforce. In 2006, approximately 1,500 associates participated in this attrition program. We recorded expense in 2006 of $131.4 million for this program and we paid $101.2 million of these costs as of December 31, 2006.
In 2006, we also offered a salaried retirement incentive program (SRIP) to eligible salaried associates in the U.S. to voluntarily retire. As a result of 67 associates participating in this program, we recorded expense of $3.7 million in 2006 and we have paid $2.1 million as of December 31, 2006.
In 2006, we approved a plan to reduce the salaried workforce in 2007. These associates will be provided postemployment benefits within the terms of our Layoff Severance Program (LSP), which determines an employee’s benefit based on current salary and prior service levels. Based on the approval of this action and the terms of the LSP, this liability is probable and estimable as of December 31, 2006. We have recorded expense of $3.2 million for this involuntary separation. In the fourth quarter, we also approved and communicated a plan to provide transition payments to certain associates who will remain active through December 31, 2007. We recorded $0.6 million in 2006 for the proportional amount of expense for service related to these future payments as of December 31, 2006. The remaining amount of the $2.6 million estimated expense for this program will be recorded in 2007 as earned.
We also recorded a charge to cost of sales of $2.8 million related to postemployment benefits payable to associates in our European operations. We paid $2.0 million related to these benefits as of December 31, 2006.

ASSET IMPAIRMENTS In the fourth quarter of 2006, we recorded asset impairment charges of $196.5 million associated with plans to idle a portion of our production capacity in the U.S. dedicated to its mid-size light truck product range and other capacity reduction initiatives.  These plans resulted in the identification of assets to be disposed that became permanently idled. We recorded expense of $39.4 million related to the disposal or idling of these assets. In addition, we performed an impairment assessment in 2006 of certain “held for use” assets located at our Buffalo Gear, Axle & Linkage facility due to impairment indicators such as permanent declines in production volumes of mid-size SUVs and changes in the extent these long-lived assets will be used. Recoverability of these assets has been determined by comparing the forecasted undiscounted cash flows of the operations to which the assets relate to their carrying amount. When the carrying value of an asset group exceeded its fair value and was therefore nonrecoverable, those assets have been written down to fair value. Fair value has been determined based on a cash flow analysis performed using management estimates. Based on this analysis, we recorded an additional expense of $142.0 million and reduced the remaining useful lives of certain of these assets. This represents the reduction in net book value required to state these assets at their estimated fair value. Certain other long-lived assets classified as “held for sale” were written down to their estimated net realizable value based on quoted market prices. We recorded expense of $5.7 million for these assets. The remaining net book value of the held for sale assets of $5.6 million is classified as other assets and deferred charges on our consolidated balance sheet as of December 31, 2006.
As a result of the asset impairments relating to our machinery and equipment, certain machine repair parts classified as indirect inventory were impaired. We recorded a charge of $9.4 million related to the write down of their net book value to the estimated net realizable value at year-end 2006.

In 2004, we initiated a voluntary separation program whereby hourly associates could receive lump-sum payments to voluntarily terminate their employment with AAM. We recognized a pre-tax charge of approximately $17.3 million and $23.8 million related to this program in 2005 and 2004, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

3. LONG-TERM DEBT AND LEASE OBLIGATIONS

Long-term debt consists of the following:

	2006	2005
	(Dollars in millions)
Revolving credit facility	$100.0	$—
5.25% Notes, net of discount	249.8	249.7
2.00% Convertible Notes	2.7	150.0
Term loan	250.0	—
Uncommitted lines of credit	33.5	71.5
Foreign credit facilities and other	33.7	15.6
Capital lease obligations	2.5	2.4
Long-term debt	$672.2	$489.2

DEBT REFINANCING AND REDEMPTION In 2006, the 2.00% Senior Convertible Notes due 2024 (2.00% Convertible Notes) became convertible into cash under terms of the indenture. A total of $147.3 million of the notes were converted into cash in 2006 and $2.7 million of the notes remain outstanding as of December 31, 2006. The cash conversion rights remain in effect as of the date of this filing. We had been amortizing fees and expenses associated with the 2.00% Convertible Notes over the expected life of the notes. As a result of these conversions, we expensed the proportional amount of unamortized debt issuance costs in 2006, which totaled $2.7 million.
In 2004, we entered into a senior unsecured revolving credit facility which, as amended, provides up to $600.0 million of revolving bank financing commitments through April 2010, (Revolving Credit Facility). The Revolving Credit Facility is used for general corporate purposes, which included the refinancing of the previously existing senior secured bank credit facilities (1997 Bank Credit Facilities). In 2004, $3.2 million of unamortized fees and expenses associated with the 1997 Bank Credit Facilities were expensed when we terminated these commitments.
In February 2004, we issued $250.0 million of 5.25% Senior Notes due February 2014 (5.25% Notes) and $150.0 million of 2.00% Senior Convertible Notes due 2024 (2.00% Convertible Notes). We received net proceeds from these offerings of approximately $394.0 million, after deducting discounts and commissions of the initial purchasers and other expenses. We used a portion of the net proceeds to repurchase $63.0 million, or 1.59 million shares, of our common stock in privately negotiated transactions. The remainder of the net proceeds was used to redeem all $300.0 million of the outstanding 9.75% Senior Subordinated Notes due March 2009 (9.75% Notes) at a cost of $314.6 million on March 1, 2004, and for other general corporate purposes. In the first quarter of 2004, the $14.6 million call premium and an additional $5.7 million of unamortized discounts and debt issuance costs were expensed as a result of this redemption.

Debt refinancing and redemption costs expensed in the first quarter of 2004 are summarized as follows (dollars in millions):

Call premium on 9.75% Notes	$14.6
Write-off of unamortized discount and debt issuance costs: 9.75% Notes	5.7
1997 Bank Credit Facilities	3.2
Debt refinancing and redemption costs	$23.5

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

REVOLVING CREDIT FACILITY Our Revolving Credit Facility bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin. At December 31, 2006, $475.8 million was available under the Revolving Credit Facility, which reflected a reduction of $24.2 million for standby letters of credit issued against the facility.
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

2.00% CONVERTIBLE NOTES The 2.00% Convertible Notes are senior unsecured obligations of Holdings and are fully and unconditionally guaranteed by AAM, Inc. At the option of the holder, these notes are convertible through 2024.

TERM LOAN In 2006, we entered into a $250.0 million senior unsecured term loan (the “Term Loan”) that matures in April 2010. The obligations of AAM, Inc. under the Term Loan are guaranteed by Holdings. Proceeds from this financing were used for general corporate purposes and to finance payments related to the cash conversion of the 2.00% Convertible Notes. Borrowings under the Term Loan bear interest payable at rates based on LIBOR or an alternate base rate, plus an applicable margin.

LEASES We lease certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $9.4 million of such gross asset cost is included in property, plant and equipment at December 31, 2006 and 2005. The weighted-average interest rate on these capital lease obligations at December 31, 2006 was 7.1%.
We also lease certain facilities, machinery and equipment under operating leases expiring at various dates. Pursuant to these operating leases, we have the option to purchase the underlying machinery and equipment on specified dates. In 2006, we renewed and amended equipment leases totaling $33.6 million, elected to exercise our purchase option for $71.8 million of assets and entered into sale-leaseback transactions amounting to $34.8 million. These transactions did not result in a significant loss or deferred gain. Existing lease renewal or repurchase options are approximately $42.7 million through 2011. Future minimum payments under noncancelable operating leases are as follows: $18.3 million in 2007; $16.7 million in 2008, $15.7 million in 2009, $15.4 million in 2010, $12.5 million in 2011 and $9.9 million thereafter. Our total expense relating to operating leases was $28.0 million, $32.2 million and $30.6 million in 2006, 2005 and 2004, respectively.

UNCOMMITTED LINES OF CREDIT In 2006, we had access to $60.0 million of uncommitted bank lines of credit. At December 31, 2006, $33.5 million was outstanding under such uncommitted bank credit lines and an additional $26.5 million was available.

FOREIGN CREDIT FACILITIES We utilize local currency credit facilities to finance the operations of certain foreign subsidiaries. These credit facilities, guaranteed by Holdings or AAM, Inc., expire at various dates through December 2011. At December 31, 2006, $33.7 million was outstanding under these facilities and an additional $92.3 million was available.

DEBT COVENANTS The Revolving Credit Facility contains operating covenants which, among other things, require us to comply with a leverage ratio and maintain a minimum level of net worth. The Term Loan restricts our ability to make certain payments and enter into certain types of transactions with affiliates.  Our ability to incur certain types of liens and amounts of indebtedness, merge into another company or sell all or substantially all of our assets is also limited by these credit facilities.

DEBT MATURITIES Aggregate maturities of long-term debt are as follows (dollars in millions):

2007	$61.8
2008	5.5
2009	0.4
2010	350.5
2011	3.8
Thereafter	250.2
Total	$672.2

NET INTEREST EXPENSE The following table summarizes supplemental information regarding the components of net interest expense as reported in our consolidated statements of income:

	2006	2005	2004
	(Dollars in millions)
Gross interest expense	$46.2	$33.6	$31.6
Capitalized interest	(7.2)	(5.7)	(5.8)
Interest income	(0.2)	(0.7)	(0.3)
Net interest expense	$38.8	$27.2	$25.5

The weighted-average interest rate of our long-term debt outstanding at December 31, 2006 was 8.0% as compared to 4.7% and 5.3% at December 31, 2005 and 2004, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

4. DERIVATIVES AND RISK MANAGEMENT

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

CURRENCY FORWARD CONTRACTS Because a majority of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Euro, Mexican Peso, Pound Sterling, Brazilian Real and Canadian Dollar. We had currency forward contracts with a notional amount of $33.5 million and $35.7 million outstanding at December 31, 2006 and 2005, respectively.

INTEREST RATE SWAPS We are exposed to variable interest rates on certain credit facilities. From time to time, we use interest rate hedging to reduce the effects of fluctuations in market interest rates. In 2006, we have hedged a portion of the interest rate risk related to our Term Loan by entering into an interest rate swap with a notional amount of $200.0 million. This notional amount reduces to $100.0 million in December 2008 and expires in April 2010. This interest rate swap converts variable rate financing based on 3-month LIBOR into fixed U.S. dollar rates. The fair value of our interest rate swap at December 31, 2006 was a liability of $3.3 million.
Generally, we designate interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. The ineffective portion of any such hedges is included in current earnings. The impact of hedge ineffectiveness was not significant in any of the periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of our borrowings under the Revolving Credit Facility, the uncommitted lines of credit and foreign credit facilities approximates their fair value due to the frequent resetting of the interest rates. We can prepay the Term Loan at a 2% premium to par through June 2007, at a 1% premium to par from June 2007 to June 2008, and at par thereafter. We have estimated the fair value of the 5.25% Notes using available market information, to be $210.3 million at December 31, 2006.

CONCENTRATIONS OF CREDIT RISK In the normal course of business, we provide credit to customers in the automotive industry. We periodically evaluate the creditworthiness of our customers and we maintain reserves for potential credit losses, which, when realized, have been within the range of our allowances for doubtful accounts. When appropriate, we also diversify the concentration of invested cash among different financial institutions and we monitor the selection of counter parties to other financial instruments to avoid unnecessary concentrations of credit risk.
Sales to General Motors Corporation (GM) were approximately 76%, 78% and 80% of our total net sales in 2006, 2005 and 2004, respectively. Accounts receivable due from GM were $200.6 million at year-end 2006 and $213.0 million at year-end 2005. Sales to DaimlerChrysler Corporation (DaimlerChrysler) were approximately 14% of our total net sales in 2006, 13% in 2005 and 11% in 2004. Accounts receivable due from DaimlerChrysler were $82.6 million at year-end 2006 and $66.0 million at year-end 2005. No other single customer accounted for more than 10% of our consolidated net sales in any year presented.

5. STOCKHOLDER RIGHTS PLAN

In September 2003, our Board of Directors adopted a Stockholder Rights Plan (the Rights Plan) and declared a dividend of one preferred share purchase right for each outstanding share of common stock for stockholders of record on September 25, 2003. The Rights Plan provides a reasonable means of safeguarding the interests of all stockholders against unsolicited takeover attempts at a price not reflective of the Company’s fair value. The Rights Plan is designed to give the Board of Directors sufficient time to evaluate and respond to an unsolicited takeover attempt and to encourage anyone or group considering such action to negotiate first with the Board of Directors. In July 2006, the Nominating/Corporate Governance Committee of the Board of Directors conducted an independent evaluation of the Rights Plan and concluded that it would be in the best interest of AAM and its shareholders to maintain the Rights Plan as originally adopted in September 2003, without modification.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

6. EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT BENEFITS We sponsor various qualified and non-qualified defined benefit pension plans for our eligible associates. We maintain hourly and salaried benefit plans that provide postretirement medical, dental, vision and life benefits (OPEB) to our eligible retirees and their dependents in the U.S. We also provide benefits under collective bargaining agreements to a majority of our hourly associates.

In September 2006, the FASB issued Statement No. 158, (SFAS 158) “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.” This statement amends FASB Statement Nos. 87, 88, 106 and 132R. This statement requires companies to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and obligations that determine its funded status as of the end of the fiscal year and recognize changes in the funded status of a defined benefit postretirement plan in other comprehensive income in the year in which the changes occur.
The effective date for balance sheet recognition of the funded status of pension and OPEB plans and disclosure provisions is December 31, 2006. The incremental effect of applying SFAS 158 on the balance sheet is summarized in the following table:

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
	(Dollars in millions)
Deferred income taxes	$44.3	$(8.6)	$35.7
Other assets and deferred charges	72.6	(29.7)	42.9
Total assets	2,635.8	(38.3)	2,597.5
Postretirement benefits and other long-term liabilities	613.2	(49.7)	563.5
Accumulated other comprehensive income (loss)	(1.6)	14.8	13.2
Retained earnings	593.4	(3.4)	590.0
Total stockholders’ equity	802.3	11.4	813.7

The effective date for plan assets and benefit obligations to be measured as of the date of the fiscal year-end statement of financial position is January 1, 2008. We have elected to early adopt the measurement date provisions of SFAS 158 as of January 1, 2007. In the first quarter of 2007, we will record a transition adjustment of approximately $12 million to the opening retained earnings balance related to the net periodic benefit cost for the period between September 30, 2006 and January 1, 2007.

Actuarial valuations of our benefit plans were made as of September 30, 2006 and 2005. The principal weighted-average assumptions used in the valuation of our U.S. and foreign plans appear in the following table. The U.S. discount rates were based on an actuarial review of a hypothetical portfolio of long-term, high quality corporate bonds matched against the expected payment stream for each of our plans. The foreign discount rate was based on a review of long-term bonds, including published indices in the applicable market. The assumptions for expected return on plan assets were based on a review of long-term historical returns for the asset classes represented within our portfolios. The rates of increase in compensation and health care costs were based on current market conditions, inflationary expectations and historical information.

	Pension Benefits						Other Postretirement Benefits
	2006		2005		2004		2006	2005	2004
	U.S.	Foreign	U.S .	Foreign	U.S.	Foreign
Discount rate	6.05%	5.00%	5.80%	5.00%	6.20%	5.75%	6.10%	5.90%	6.35%
Expected return on plan assets	8.50%	7.50%	8.00%	8.00%	9.00%	8.00%	N/A	N/A	N/A
Rate of compensation increase	3.75%	3.25%	4.25%	3.25%	4.25%	3.50%	3.75%	4.25%	4.25%

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The weighted-average asset allocations of our pension plan assets at September 30, 2006 and 2005 appear in the following table. The asset allocation for our plans was developed in consideration of the demographics of the plan participants and expected payment stream of the benefit obligation.

	U.S.			Foreign
	2006	2005	Target Allocation	2006	2005	Target Allocation
Equity securities	70.8%	69.7%	65.0% -70.0%	72.0%	71.0%	65.0% -70.0%
Fixed income securities	29.1%	29.2%	30.0% -35.0%	27.0%	28.0%	30.0% - 35.0%
Cash	0.1%	1.1%	0.0% -5.0%	1.0%	1.0%	0.0% -5.0%
Total	100.0%	100.0%		100.0%	100.0%

    The accumulated benefit obligation for all defined benefit pension plans was $549.4 million and $535.9 million at September 30, 2006 and 2005, respectively.  The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to the net benefit plan asset (liability):

	Pension Benefits		Other Postretirement Benefits
	2006	2005	2006	2005
	(Dollars in millions)		(Dollars in millions)
Change in benefit obligation
Benefit obligation at beginning of year	$561.6	$486.3	$505.1	$418.6
Service cost	33.0	32.7	40.2	38.1
Interest cost	33.7	31.3	31.7	28.9
Plan amendments	(1.3)	—	(26.2)	(9.7)
Actuarial (gain) loss	(48.8)	34.0	(71.7)	32.5
Participant contributions	1.7	1.7	—	—
Special termination benefits	5.4	—	0.9	—
Curtailments	(28.7)	(1.4)	(64.0)	—
Benefit payments	(13.5)	(13.8)	(4.3)	(3.3)
Currency fluctuations	12.2	(9.2)	—	—
Net change	(6.3)	75.3	(93.4)	86.5
Benefit obligation at end of year	555.3	561.6	411.7	505.1
Change in plan assets
Fair value of plan assets at beginning of year	412.7	350.6	—	—
Actual return on plan assets	39.0	47.0	—	—
Employer contributions	11.6	33.2	4.3	3.3
Participant contributions	1.7	1.7	—
Benefit payments	(13.5)	(13.7)	(4.3)	(3.3)
Currency fluctuations	8.7	(6.1)	—	—
Net change	47.5	62.1	—	—
Fair value of plan assets at end of year	460.2	412.7	—	—

Funded status — U.S. plans at September 30	(67.4)	(120.7)	(411.7)	(505.1)
Funded status — foreign plan at September 30	(27.7)	(28.3)	—	—
Unrecognized loss	—	117.3	—	129.7
Unrecognized prior service cost	—	31.1	—	(19.8)
Fourth quarter contribution	3.0	5.5	1.2	0.8
Net asset (liability) at December 31	$(92.1)	$4.9	$(410.5)	$(394.4)

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Amounts recognized in our balance sheets are as follows:

	Pension Benefits		Other Postretirement Benefits
	2006	2005	2006	2005
	(Dollars in millions)		(Dollars in millions)
Noncurrent assets	$8.7	$48.4	$—	$—
Current liabilities	(25.0)	(40.0)	(6.5)	(5.0)
Noncurrent liabilities	(75.8)	(88.1)	(404.0)	(389.4)
Minimum pension liability adjustment	—	84.6	—	—
Net asset (liability) at December 31	$(92.1)	$4.9	$(410.5)	$(394.4)

  Amounts recognized in accumulated other comprehensive (income) loss in 2006 consist of:

	Pension Benefits	Other Postretirement Benefits
	(Dollars in millions)
Minimum pension liability adjustment, including FAS 158 transition	$(84.6)	$—
Net actuarial (gain) loss	33.4	(11.2)
Net prior service (credit) cost	20.3	(37.1)
Total amount recognized in 2006	$(30.9)	$(48.3)

The components of net periodic benefit cost are as follows:

	Pension Benefits			Other Postretirement Benefits
	2006	2005	2004	2006	2005	2004
	(Dollars in millions)			(Dollars in millions)
Net Periodic Benefit Cost
Service cost	$33.0	$32.7	$32.6	$40.2	$38.1	$39.0
Interest cost	33.7	31.3	27.9	31.7	28.9	25.6
Expected asset return	(32.0)	(30.3)	(26.6)	N/A	N/A	N/A
Amortized loss	5.0	4.5	4.1	5.2	3.9	5.4
Amortized prior service cost (credit)	3.0	3.1	2.5	(1.7)	(0.8)	(0.5)
Special termination benefits	5.4	—	—	0.9	—	—
Curtailments	4.0	—	—	(7.1)	—	—
Other	—	—	(1.4)	—	—	—
Net periodic benefit cost	$52.1	$41.3	$39.1	$69.2	$70.1	$69.5

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are $1.3 million and $2.4 million, respectively. The estimated prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 is $3.0 million.

For measurement purposes, an 8.5% annual increase in the per-capita cost of covered health care benefits was assumed for 2007. The rate was assumed to decrease gradually to 5.0% by 2014 and to remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0% increase in the assumed health care cost trend rate would have increased total service and interest cost in 2006 and the postretirement obligation at December 31, 2006 by $17.0 million and $86.1 million, respectively. A 1.0% decrease in the assumed health care cost trend rate would have decreased total service and interest cost in 2006 and the postretirement obligation at December 31, 2006 by $12.7 million and $66.0 million, respectively.

The expected future pension and postretirement benefits to be paid for each of the next five years and in the aggregate for the succeeding five years thereafter are as follows: $22.6 million in 2007; $27.1 million in 2008; $31.1 million in 2009; $34.0 million in 2010; $37.8 million in 2011 and $246.1 million thereafter. These amounts were estimated using the same assumptions to measure our 2006 year-end pension and postretirement benefit obligations and include an estimate of future employee service.

CONTRIBUTIONS Our regulatory pension funding requirements in 2007 are less than $5 million. We expect our cash outlay for other postretirement benefit obligations to be between $5 million and $10 million in 2007.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

AMENDMENTS TO SALARIED PENSION AND OPEB PLANS In 2006, we amended our U.S. salaried defined benefit pension and OPEB plans. Depending on the plan, these amendments become effective on December 31, 2006 or January 1, 2007. Under the amended defined benefit pension plans, benefits for active participants as of December 31, 2006 who will be eligible for early or normal retirement on or before December 1, 2011 will be frozen on December 31, 2011. Pension benefits for all other active salaried participants in the U.S. defined benefit pension plans were frozen on December 31, 2006. Under the amended salaried OPEB plan, future benefits for associates hired prior to January 1, 2002 who retire after December 1, 2007 will be reduced or eliminated.
    These amendments resulted in a curtailment of certain benefits under our salaried defined benefit pension and OPEB plans. As a result of the curtailment, the funded status of our U.S. salaried defined benefit pension and OPEB plans was remeasured as of August 1, 2006. We recognized a net curtailment gain of $6.5 million as a result of the amendments.

SPECIAL ATTRITION PROGRAM As a result of the SAP, the funded status of certain U.S. hourly defined benefit pension and OPEB plans was remeasured as of December 7, 2006. We recorded net expense of $9.7 million for the curtailment of certain pension and other postretirement benefits and related special termination benefits. See Note 2 “Restructuring Actions” for more detail on the SAP.

SEVERANCE OBLIGATIONS AND OTHER POSTEMPLOYMENT BENEFITS In 2006, we recorded a $91.2 million charge to cost of sales relating to supplemental unemployment benefits (SUB) estimated to be payable to UAW represented associates who are expected to be permanently idled through the end of the current collective bargaining agreement that expires in February 2008. The collective bargaining agreement between AAM and the UAW contains a SUB provision, pursuant to which we are required to pay eligible idled workers certain benefits. In prior periods, the cost of SUB and related benefits paid to associates on layoff was expensed as incurred. In the third quarter of 2006, several factors contributed to a condition in which future SUB costs became both probable and reasonably estimable. These factors included the conclusion of mid-contract negotiations with the UAW regarding SUB, the approval of a supplemental new hire agreement with the UAW, our agreement with the UAW to offer a special attrition program, plant loading decisions affecting current and future production programs and revised production schedules by both GM and DCX on major AAM platforms. The participation in the SAP of approximately 1,500 associates reduced the number of associates expected to be permanently idled. Therefore, we revised our estimate of SUB to be paid pursuant to the current agreement and reduced this liability to $13.2 million as of December 31, 2006.

VOLUNTARY SAVINGS PLANS Most of our U.S. associates are eligible to participate in voluntary savings plans. Our maximum match under these plans in 2006 was 50% of salaried associates’ contributions up to 6% of their eligible salary. Matching contributions amounted to $3.1 million in 2006, $2.6 million in 2005 and $3.6 million in 2004. Our common stock is an investment option for our participants under these plans.
The salaried savings plan has been amended, effective January 1, 2007. Under the amended plan, our maximum match increased to 50% of salaried associates’ contributions up to 10% of their eligible salary. Also effective January 1, 2007, participants in the salaried retirement programs whose benefits were frozen on December 31, 2006 will receive an additional annual retirement contribution between 3% to 5% of eligible salary, depending on years of service.

DEFERRED COMPENSATION PLAN Certain U.S. associates are eligible to participate in a non-qualified deferred compensation plan. Payments of $1.0 million and $0.8 million have been made in 2006 and 2005, respectively, to eligible associates that have elected distributions. At December 31, 2006 and 2005, our deferred compensation liability was $14.5 million and $13.8 million, respectively. We recognized $1.3 million, $0.9 million and $1.0 million of expense related to this deferred compensation plan in 2006, 2005 and 2004, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

7. SHARE-BASED COMPENSATION

At December 31, 2006, we have stock-based compensation outstanding under two stock compensation plans approved by our stockholders. Under two of these plans, a total of 19.1 million shares have been authorized for issuance to our directors, officers and certain other associates in the form of options, nonvested stock or other awards that are based on the value of our common stock. Shares available for future grants at December 31, 2006 under these plans were 3.7 million.

STOCK OPTIONS Under the terms of the Plan, stock options are granted at the market price of the stock on the grant date. The contractual term of stock options ranges from 10 to 12 years. We issue new shares to satisfy stock-based awards.
Effective December 31, 2005, we accelerated the vesting of approximately 1.8 million “out of the money” stock options, all of which became immediately exercisable in full. The acceleration was intended to eliminate future compensation expense with respect to the “out of the money” stock options that we would otherwise have recognized upon our adoption of SFAS 123R on January 1, 2006. Stock options granted subsequent to December 31, 2005 become exercisable one-third after one year from the date of grant, an additional one-third after two years and in full after three years.

The following table summarizes activity relating to our stock options:

		Weighted-Average
	Number of	Exercise Price
	Shares	Per Share
	(In millions, except per share data)
Outstanding at January 1, 2004	7.0	$16.43
Options granted	1.7	38.35
Options exercised	(1.1)	12.17
Options lapsed or canceled	(0.3)	28.07
Outstanding at December 31, 2004	7.3	$21.82
Options granted	0.3	26.24
Options exercised	(0.6)	7.70
Options lapsed or canceled	(0.2)	29.22
Outstanding at December 31, 2005	6.8	$23.00
Options granted	0.3	15.58
Options exercised	(0.2)	5.42
Options lapsed or canceled	(0.1)	28.39
Outstanding at December 31, 2006	6.8	$23.10

		Weighted-Average
	Number of	Exercise Price
	Shares	Per Share
	(In millions, except per share data)
Exercisable at December 31, 2004	4.0	$14.30
Exercisable at December 31, 2005	6.8	$22.99
Exercisable at December 31, 2006	6.4	$23.51

As of December 31, 2006, unrecognized compensation cost related to unvested stock options totaled $1.4 million. The weighted average period over which this cost is expected to be recognized is approximately two years. The total intrinsic value of options outstanding and exercisable as of December 31, 2006 was $17.2 million and $16.0 million, respectively. The total intrinsic value of stock options exercised in 2006 and 2005 was $3.0 million and $9.6 million, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2006:

		Weighted-Average	Weighted-	Number of	Weighted-Average
	Outstanding	Exercise Price	Average	Stock Options	Exercise Price
	Stock Options	Per Share	Contractual Life	Exercisable	Per Share
	(In millions, except per share data)		(In years)	(In millions, except per share data)
Range of exercise prices
$4.26	0.4	$4.26	2.8	0.4	$4.26
$8.85	0.6	8.85	4.3	0.6	8.85
$9.15-$13.13	0.1	12.17	3.2	0.1	12.17
$15.00 -$15. 58	1.1	15.42	5.4	0.7	15.34
$18.40 -$23. 73	1.5	23.66	6.1	1.5	23.70
$24.13 -$28.45	1.6	24.67	5.7	1.6	24.67
$32.13 -$40.83	1.5	38.49	7.1	1.5	38.49
	6.8	$23.10	5.7	6.4	$23.51

We estimated the fair value of our employee stock options on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005	2004
Expected volatility	41.31%	41.64%	44.04%
Risk-free interest rate	4.78%	4.36%	3.70%
Dividend yield	3.70%	2.25%	None
Expected life of options	7 years	7 years	7 years
Weighted-average grant date fair value	$5.33	$10.50	$19.83

Expected volatility was based on the daily changes in our historical common stock prices over the expected life of the award. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant corresponding to the expected life of the options. Our dividend yield is based on historical dividend payments. The expected life of options is based on historical stock option exercise patterns and the terms of the options.

OTHER SHARE-BASED COMPENSATION We also award performance accelerated restricted stock and restricted stock units (PARS and RSUs, respectively) under our 1999 Stock Incentive Plan. Prior to the adoption of SFAS 123R, the total amount of compensation expense associated with the PARS was recorded as unearned compensation and was presented as a separate component of stockholders’ equity. In 2006, as required by SFAS 123R, the remaining unearned compensation was eliminated against paid-in-capital. The total amount of compensation expense associated with the RSUs is recorded as an accrued liability when incurred. The PARS and RSUs vest over three to five years contingent upon the satisfaction of future financial performance targets specified by the plan. The unearned compensation is expensed over the expected vesting period.

The following table summarizes activity relating to our PARS and RSUs:

		Weighted-Average Grant
	Number of	Date Fair Value per
	Shares/Units	Share/Unit
	(In millions, except per share data)
Outstanding at December 31, 2004
Granted	1.0	$25.14
Vested	—	—
Canceled	*	$26.68
Outstanding at December 31, 2005	1.0	$25.11
Granted	0.9	15.80
Vested	*	26.68
Canceled	(0.1)	21.42
Outstanding at December 31, 2006	1.8	$20.46
____________
* Activity for the period was less than 100,000 shares

As of December 31, 2006, unrecognized compensation cost related to nonvested PARS and RSUs totaled $19.2 million. The weighted average period over which this cost is expected to be recognized is approximately two years. The total fair market value of PARS and RSUs vested in 2006 was $0.6 million.

In 2006, we recognized approximately $10.2 million of expense related to stock-based compensation awards as compared to $5.6 million in 2005.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

8. INCOME TAXES

    Income before income taxes for U.S. and non-U.S. operations was as follows:

	2006	2005	2004
	(Dollars in millions)
U.S. income (loss)	$(474.7)	$20.2	$155.3
U.S. foreign source income	52.0	33.0	31.7
Non-U.S. income	67.2	26.8	48.8
Total income (loss) before income taxes	$(355.5)	$80.0	$235.8

The following is a summary of the components of our provisions for income taxes:

2006	2005	2004
	(Dollars in millions)
Current
Federal	$21.1	$5.9	$18.3
Other state and local	(2.5)	4.5	4.0
Foreign	20.7	14.7	7.7
Total current	39.3	25.1	30.0
Deferred
Federal	(162.2)	(1.3)	36.8
Other state and local	(6.0)	(1.6)	0.5
Foreign	(4.1)	1.8	9.0
Total deferred	(172.3)	(1.1)	46.3
Total income tax expense (benefit)	$(133.0)	$24.0	$76.3

    The following is a reconciliation of our provision for income taxes to the expected amounts using statutory rates:

	2006	2005	2004
Federal statutory	35.0%	35.0%	35.0%
Foreign income taxes	1.6	(1.9)	(0.5)
State and local	2.1	1.8	1.2
Federal tax credits	3.8	(5.3)	(1.7)
Global restructuring	(4.5)	—	—
Other	(0.6)	0.4	(1.6)
Effective income tax rate	37.4%	30.0%	32.4%

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The following is a summary of the significant components of our deferred tax assets and liabilities:

	2006	2005
	(Dollars in millions)
Current deferred tax assets
Employee benefits	$29.6	$11.4
Inventory	5.2	—
Prepaid taxes and other	5.1	9.9
Valuation allowance	(2.3)	—
Total current deferred tax assets	37.6	21.3
Current deferred tax liabilities
Inventory and other	(6.9)	(4.3)
Current deferred tax asset, net	$30.7	$17.0

	2006	2005
	(Dollars in millions)
Noncurrent deferred tax assets
Employee benefits	$203.6	$159.8
NOL carryforwards	23.8	20.8
Tax credit carryforwards	25.1	2.4
Capital allowance carryforwards	12.6	13.7
Fixed assets	6.5	—
Prepaid taxes	—	2.8
Other	9.0	1.3
Valuation allowances	(36.7)	(31.2)
Noncurrent deferred tax assets, net	243.9	169.6
Noncurrent deferred tax liabilities
Fixed assets and other	(215.0)	(282.7)
Noncurrent deferred tax asset (liability), net	$28.9	$(113.1)

Noncurrent deferred tax assets and liabilities recognized in our balance sheets are as follows:

	2006	2005
	(Dollars in millions)
U.S. federal deferred tax asset (liability), net	$23.5	$(116.1)
Other foreign deferred tax asset, net	5.4	3.0
Noncurrent deferred tax asset (liability), net	$28.9	$(113.1)

The deferred income tax assets and liabilities summarized above reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. At year-end 2006 and 2005, our net noncurrent foreign deferred tax asset was primarily attributable to timing differences related to the pension liability for our foreign operations. At year-end 2006, our net noncurrent U.S. federal deferred tax asset was principally comprised of the timing difference of employee benefits not yet deductible for tax purposes and other tax credit carryforwards offset by the impact of accelerated tax depreciation. At December 31, 2005, the accelerated tax depreciation was greater than the temporary difference for employee benefits and tax credit carryforwards, resulting in a net noncurrent U.S. federal deferred tax liability.

Our deferred tax asset valuation allowances at December 31, 2006 and 2005 are principally related to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances. In 2006 and 2005, we utilized a portion of such foreign tax benefits.

Payments for federal, state, local and foreign income taxes were $49.4 million, $36.0 million and $33.3 million in 2006, 2005 and 2004, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

9. EARNINGS (LOSS) PER SHARE (EPS)

The following table sets forth the computation of our basic and diluted EPS:

	2006	2005	2004
	(In millions, except per share: data)
Numerator
Net income (loss)	$(222.5)	$56.0	$159.5
Denominators
Basic shares outstanding - Weighted-average shares outstanding	50.4	50.1	51.6
Effect of dilutive securities
Dilutive stock-based compensation	—	1.0	1.9
Diluted shares outstanding - Adjusted weighted-average shares after assumed conversions	50.4	51.1	53.5
Basic EPS	$(4.42)	$1.12	$3.09
Diluted EPS	$(4.42)	$1.10	$2.98

Basic and diluted loss per share in 2006 are the same because the effect of 1.0 million potentially dilutive shares would have been antidilutive.

Certain exercisable stock options were excluded in the computations of diluted EPS because the exercise price of these options was greater than the average annual market prices. The number of stock options outstanding, which were not included in the calculation of diluted EPS, was 4.7 million at year-end 2006, 4.7 million at year-end 2005 and less than 1.6 million at year-end 2004. The ranges of exercise prices related to the excluded exercisable stock options were $19.54 - $40.83 at year-end 2006, $23.73 - $40.83 at year-end 2005 and $34.88 - $40.83 at year-end 2004.

10. LABOR RELATIONS

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

Lump-sum ratification payments totaling $37.5 million (including applicable payroll taxes) were made in the first half of 2004 in accordance with new collective bargaining agreements with unions that represent our hourly associates at six of our locations in the U.S. These lump-sum payments relate to the future service of our hourly workforce. Through 2006, we expensed $28.7 million of these payments, which represented amounts earned in relation to the agreements in addition to $8.0 million, $7.1 million and $7.5 million paid in lieu of base wage increases in 2006, 2005 and 2004, respectively. The remaining $8.8 million relates to amounts which would be earned during the terms of the agreements and will be amortized over the remaining lives of the agreements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

11. COMMITMENTS AND CONTINGENCIES

Obligated purchase commitments for capital expenditures were approximately $97.1 million at December 31, 2006 and $163.1 million at December 31, 2005.

We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.
    We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We will continue to closely monitor our environmental conditions to ensure that we are in compliance with all laws, regulations and ordinances. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our purchase of the assets from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures (including recurring administrative costs) to comply with environmental requirements. Such expenditures were not significant during 2006.
Due to the nature of our operations, we have legal obligations to perform asset retirement activities related to federal, state, and local environmental requirements. The process of estimating environmental liabilities is complex and significant uncertainty exists related to the timing and method of the settlement of these obligations. Therefore, these liabilities are not reasonably estimable until a triggering event occurs that allows us to estimate a range of potential settlement dates, the potential methods of settlement and the probabilities associated with the potential settlement dates and potential methods of settlement.
    In 2006, based on the significant redeployment of assets and determination of certain assets as permanently idled, the methods and timing of environmental liabilities related to our Buffalo Gear, Axle & Linkage facility were reasonably estimable. Based on management’s best estimate of the costs, methods and timing of the settlement of these obligations, we recorded a charge of $2.5 million. In the future, we will update our estimated costs and potential settlement dates and methods and their associated probabilities based on available information. Any update may change our estimate and could result in a material adjustment to this liability.

12. SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one reportable segment: the manufacture, engineering, design and validation of driveline systems and related components and chassis modules for light trucks, SUVs, passenger cars and crossover vehicles. Financial information relating to our operations by geographic area is presented in the following table. Net sales are attributed to countries based upon location of customer. Long-lived assets exclude deferred income taxes.

2006	2005	2004
	(Dollars in millions)
Net sales
United States	$2,199.3	$2,323.6	$2,472.5
Canada	259.2	316.8	328.1
Mexico and South America	597.9	614.6	667.6
Europe and other	135.3	132.3	131.4
Total net sales	$3,191.7	$3,387.3	$3,599.6
Long-lived assets
United States	$1,429.3	$1,603.0	$1,499.3
Other	528.8	459.2	440.1
Total long-lived assets	$1,958.1	$2,062.2	$1,939.4

13. UNAUDITED QUARTERLY FINANCIAL DATA

	March 31	June 30	September 30	December 31	Full Year
	(Dollars in millions, except per share data)
2006
Net sales	$834.8	$874.6	$701.2	$781.1	$3,191.7
Gross profit (loss)	63.5	89.9	(62.0)	(220.0)	(128.6)
Net income (loss) (1)	8.6	20.4	(62.9)	(188.6)	(222.5)
Basic EPS (2)	$0.17	$0.41	$(1.25)	$(3.74)	$(4.42)
Diluted EPS(2)	$0.17	$0.40	$(1.25)	$(3.74)	$(4.42)
2005
Net sales	$818.9	$867.7	$848.1	$852.6	$3,387.3
Gross profit	72.3	85.4	83.3	63.7	304.7
Net income	13.3	18.9	19.3	4.5	56.0
Basic EPS (2)	$0.27	$0.38	$0.38	$0.09	$1.12
Diluted EPS(2)	$0.26	$0.37	$0.38	$0.09	$1.10

(1) Net loss in the fourth quarter of 2006 includes the charges discussed in Note 2 "Restructuring Actions"
(2) Full year basic and diluted EPS will not necessarily agree to the sum of the four quarters because each quarter is a separate calculation.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

14. SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Holdings has no significant asset other than it 100% ownership in AAM, Inc. and no direct subsidiaries other than AAM, Inc. Holdings fully and unconditionally guarantees the 5.25% Notes, which are senior unsecured obligations of AAM, Inc. The 2.00% Convertible Notes are senior unsecured obligations of Holdings and are fully and unconditionally guaranteed by AAM, Inc.

The following Condensed Consolidating Financial Statements are included in lieu of providing separate financial statements for Holdings and AAM, Inc. These Condensed Consolidating Financial Statements are prepared under the equity method of accounting whereby the investments in subsidiaries are recorded at cost and adjusted for the parent’s share of the subsidiaries’ cumulative results of operations, capital contributions and distributions, and other equity changes.

Condensed Consolidating Statements of Operations
(In millions)
	Holdings	AAM Inc.	All Others	Elims	Consolidated
2006
Net sales
External	$—	$2,173.4	$1,018.3	$—	$3,191.7
Intercompany	—	36.0	81.8	(117.8)	—
Total net sales	—	2,209.4	1,100.1	(117.8)	3,191.7
Cost of goods sold	—	2,441.5	990.9	(112.1)	3,320.3
Gross profit (loss)	—	(232.1)	109.2	(5.7)	(128.6)
Selling, general and administrative expenses	—	190.6	12.5	(5.7)	197.4
Operating income (loss)	—	(422.7)	96.7	—	(326.0)
Net interest expense	—	(23.2)	(15.6)	—	(38.8)
Other income	—	6.4	2.9	—	9.3
Income (loss) before income taxes	—	(439.5)	84.0	—	(355.5)
Income tax benefit	—	(128.3)	(4.7)	—	(133.0)
Earnings (loss) from equity in subsidiaries	(222.5)	48.5	—	174.0	—
Net income (loss) before royalties and dividends	(222.5)	(262.7)	88.7	174.0	(222.5)
Royalties and dividends	—	40.2	(40.2)	—	—
Net income (loss) after royalties and dividends	$(222.5)	$(222.5)	$48.5	$174.0	$(222.5)
2005
Net sales
External	$—	$2,516.6	$870.7	$—	$3,387.3
Intercompany	—	37.2	83.0	(120.2)	—
Total net sales	—	2,553.8	953.7	(120.2)	3,387.3
Cost of goods sold	—	2,340.5	862.4	(120.3)	3,082.6
Gross profit	—	213.3	91.3	0.1	304.7
Selling, general and administrative expenses	—	182.2	17.3	0.1	199.6
Operating income	—	31.1	74.0	—	105.1
Net interest expense	—	(4.7)	(22.5)	—	(27.2)
Other income (expense)	—	2.8	(0.7)	—	2.1
Income before income taxes	—	29.2	50.8	—	80.0
Income tax expense	—	13.5	10.5	—	24.0
Earnings from equity in subsidiaries	56.0	7.3	—	(63.3)	—
Net income before royalties and dividends	56.0	23.0	40.3	(63.3)	56.0
Royalties and dividends	—	33.0	(33.0)	—	—
Net income (loss) after royalties and dividends	$56.0	$56.0	$7.3	$(63.3)	$56.0
2004
Net sales
External	$—	$2,778.8	$820.8	$—	$3,599.6
Intercompany	—	37.8	86.6	(124.4)	—
Total net sales	—	2,816.6	907.4	(124.4)	3,599.6
Cost of goods sold	—	2,456.1	767.3	(98.3)	3,125.1
Gross profit (loss)	—	360.5	140.1	(26.1)	474.5
Selling, general and administrative expenses	—	175.5	14.1	0.1	189.7
Operating income (loss)	—	185.0	126.0	(26.2)	284.8
Net interest expense	—	4.5	(30.0)	—	(25.5)
Other income (expense)	—	(49.3)	(0.4)	26.2	(23.5)
Income (loss) before income taxes	—	140.2	95.6	—	235.8
Income tax expense	—	53.7	22.6	—	76.3
Earnings from equity in subsidiaries	159.5	41.3	—	(200.8)	—
Net income before royalties and dividends	159.5	127.8	73.0	(200.8)	159.5
Royalties and dividends	—	31.7	(31.7)	—	—
Net income after royalties and dividends	$159.5	$159.5	$41.3	$(200.8)	$159.5

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Condensed Consolidating Balance Sheets
(In millions)
	Holdings	AAM Inc.	All Others	Elims	Consolidated
2006
Assets
Current assets
Cash and cash equivalents	$—	$0.5	$13.0	$—	$13.5
Accounts receivable, net	—	181.0	146.6	—	327.6
Inventories, net	—	110.4	88.0	—	198.4
Other current assets	—	62.9	37.0	—	99.9
Total current assets	—	354.8	284.6	—	639.4
Properly, plant and equipment, net	—	1,075.2	656.5	—	1,731.7
Goodwill	—	—	147.8	—	147.8
Other assets and deferred charges	—	17.2	61.4	—	78.6
Investment in subsidiaries	1,043.4	676.1	69.9	(1,789.4)	—
Total assets	$1,043.4	$2,123.3	$1,220.2	$(1,789.4)	$2,597.5
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$—	$201.6	$127.3	$—	$328.9
Other accrued expenses	—	173.6	38.8	—	212.4
Total current liabilities	—	375.2	166.1	—	541.3
Intercompany payable (receivable)	240.2	(451.0)	210.8	—	—
Long-term debt	2.7	633.2	36.3	—	672.2
Other long-term liabilities	—	508.0	62.3	—	570.3
Total liabilities	242.9	1,065.4	475.5	—	1,783.8
Shareholders’ equity	800.5	1,057.9	744.7	(1,789.4)	813.7
Total liabilities and shareholders’ equity	$1,043.4	$2,123.3	$1,220.2	$(1,789.4)	$2,597.5

2005
Assets
Current assets
Cash and cash equivalents	$—	$0.2	$3.5	$—	$3.7
Accounts receivable, net	—	210.9	117.1	—	328.0
Inventories, net	—	124.6	82.6	—	207.2
Other current assets	—	31.0	31.5	—	62.5
Total current assets	—	366.7	234.7	—	601.4
Properly, plant and equipment, net	—	1,257.3	578.7	—	1,836.0
Goodwill	—	—	147.8	—	147.8
Other assets and deferred charges	—	72.0	9.4	—	81.4
Investment in subsidiaries	1,267.2	350.9	42.6	(1,660.7)	—
Total assets	$1,267.2	$2,046.9	$1,013.2	$(1,660.7)	$2,666.6
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$—	$268.1	$113.0	$—	$381.1
Other accrued expenses	—	112.3	55.8	—	168.1
Total current liabilities	—	380.4	168.8	—	549.2
Intercompany payable (receivable)	73.9	(474.4)	400.5	—	—
Long-term debt	150.0	321.2	18.0	—	489.2
Other long-term liabilities	—	590.1	43.3	—	633.4
Total liabilities	223.9	817.3	630.6	—	1,671.8
Shareholders’ equity	1,043.3	1,229.6	382.6	(1,660.7)	994.8
Total liabilities and shareholders’ equity	$1,267.2	$2,046.9	$1,013.2	$(1,660.7)	$2,666.6

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Condensed Consolidating Statements of Cash Flows
(In millions)
Holdings	AAM Inc.	All Others	Elims	Consolidated
2006
Operating activities
Net cash provided by (used in) operating activities	$—	$(121.2)	$306.9	$—	$185.7
Investing activities
Purchases of properly, plant and equipment, net	—	(162.8)	(123.8)	—	(286.6)
Purchase buyouts of leased equipment, net of proceeds	—	(37.0)	—	—	(37.0)
Net cash used in investing activities	—	(199.8)	(123.8)	—	(323.6)
Financing activities
Net debt activity	(147.3)	312.1	15.7	—	180.5
Intercompany activity	178.3	11.4	(189.7)	—	—
Debt issuance costs	—	(4.4)	—	—	(4.4)
Payment of dividends	(31.0)	—	—	—	(31.0)
Proceeds from stock option exercises,
including tax benefit	—	2.3	—	—	2.3
Purchase of treasury stock	—	(0.1)	—	—	(0.1)
Net cash provided by (used in) financing activities	—	321.3	(174.0)	—	147.3
Effect of exchange rate changes on cash	—	—	0.4	—	0.4
Net increase in cash and cash equivalents	—	0.3	9.5	—	9.8
Cash and cash equivalents at beginning of period	—	0.2	3.5	—	3.7
Cash and cash equivalents at end of period	$—	$0.5	$13.0	$—	$13.5
2005
Operating activities
Net cash provided by operating activities	$—	$70.4	$210.0	$—	$280.4
Investing activities
Purchases of property, plant and equipment, net	—	(198.7)	(107.0)	—	(305.7)
Net cash used in investing activities	—	(198.7)	(107.0)	—	(305.7)
Financing activities
Net debt activity	—	70.4	(29.8)	—	40.6
Intercompany activity	30.4	42.1	(72.5)	—	—
Debt issuance costs	—	—	—	—	—
Payment of dividends	(30.4)	—	—	—	(30.4)
Proceeds from stock option exercises,
including tax benefit	—	4.6	—	—	4.6
Purchase of treasury stock	—	—	—	—	—
Net cash provided by (used in) financing activities	—	117.1	(102.3)	—	14.8
Effect of exchange rate changes on cash	—	—	(0.2)	—	(0.2)
Net increase (decrease) in cash and cash equivalents	—	(11.2)	0.5	—	(10.7)
Cash and cash equivalents at beginning of period	—	11.4	3.0	—	14.4
Cash and cash equivalents at end of period	$—	$0.2	$3.5	$—	$3.7
2004
Operating activities
Net cash provided by operating activities	$—	$345.9	$107.3	—	$453.2
Investing activities
Purchases of property, plant and equipment, net	—	(171.8)	(68.4)	—	(240.2)
Net cash used in investing activities	—	(171.8)	(68.4)	—	(240.2)
Financing activities
Net debt activity	150.0	(175.4)	4.2	—	(21.2)
Intercompany activity	44.0	4.1	(48.1)	—	—
Debt issuance costs	—	(9.7)	—	—	(9.7)
Payment of dividends	(23.0)	—	—	—	(23.0)
Proceeds from stock option exercises,
including tax benefit	—	13.6	—	—	13.6
Purchase of treasury stock	(171.0)	—	—	—	(171.0)
Net cash provided by financing activities	—	(167.4)	(43.9)	—	(211.3)
Effect of exchange rate changes on cash	—	—	0.3	—	0.3
Net increase in cash and cash equivalents	—	6.7	(4.7)	—	2.0
Cash and cash equivalents at beginning of period	—	4.7	7.7	—	12.4
Cash and cash equivalents at end of period	$—	$11.4	$3.0	—	$14.4

American Axle & Manufacturing Holdings, Inc.
Five Year Financial Summary
Year Ended December 31,
(In millions, except per share data)

	2006		2005	2004	2003	2002
Statement of income data
Net sales	$3,191.7		$3,387.3	$3,599.6	$3,682.7	$3,480.2
Gross profit (loss)	(128.6)		304.7	474.5	540.3	491.7
Selling, general and administrative expenses	197.4		199.6	189.7	194.0	180.5
Operating income (loss)	(326.0)		105.1	284.8	346.3	311.2
Net interest expense	(38.8)		(27.2)	(25.5)	(46.8)	(50.6)
Net income (loss)	(222.5	) (a)	56.0	159.5 (b)	197.1	176.1 (c)
Diluted earnings (loss) per share	$(4.42)		$1.10	$2.98	$3.70	$3.38
Diluted shares outstanding	50.4		51.1	53.5	53.3	52.1

Balance sheet data
Cash and cash equivalents	$13.5		$3.7	$14.4	$12.4	$9.4
Total assets	2,597.5		2,666.6	2,538.8	2,398.7	2,335.7
Total long-term debt	672.2		489.2	448.0	449.7	734.1
Stockholders’ equity	813.7		994.8	955.5	954.7	703.6
Dividends declared per share	$0.60		$0.60	$0.45	$—	$—

Statement of cash flows data
Cash provided by operating activities	$185.7		$280.4	$453.2	$496.9	$384.2
Cash used in investing activities	(323.6)		(305.7)	(240.2)	(232.1)	(252.9)
Cash (used in) provided by financing activities	147.3		14.8	(211.3)	(262.6)	(133.2)
Dividends paid	(31.0)		(30.4)	(23.0)	—	—

Other data
EBITDA(d)	$(110.5)		$293.0	$432.7	$513.8	$470.6
Depreciation and amortization	206.0		185.1	171.1	163.1	145.8
Capital expenditures	286.6		305.7	240.2	229.1	207.7
Buyouts of sale-leasebacks	71.8		—	—	3.0	45.2

(a) Includes special charges and asset impairments of 248.2, net of tax, related to restructuring actions.

(b) Includes a one-time charge of $15.9 million, net of tax, related to debt refinancing and redemption costs in the first quarter of 2004.

(c) Includes a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire that occurred at our forge operations in Detroit, Michigan.

(d) We believe that earnings before interest expense, income taxes, depreciation and amortization (EBITDA) is a meaningful measure of performance as it is commonly utilized by management and investors to analyze operating performance and entity valuation. Our management, the investment community and the banking institutions routinely use EBITDA, together with other measures, to measure our operating performance relative to other Tier I automotive suppliers. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined under accounting principles generally accepted in the United States of America. Other companies may calculate EBITDA differently.

	2006	2005	2004	2003	2002
Net income (loss)	$(222.5)	$56.0	$159.5	$197.1	$176.1
Interest expense	39.0	27.9	25.8	47.5	51.0
Income tax expense (benefit)	(133.0)	24.0	76.3	106.1	97.7
Depreciation and amortization	206.0	185.1	171.1	163.1	145.8
EBITDA	$(110.5)	$293.0	$432.7	$513.8	$470.6