Form 10-K, Exhibit 13
period 2007-12-31
AMERICAN AXLE & MANUFACTURING HOLDINGS INC
filed 2008-02-21
CIK 1062231

OVERVIEW

American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a Tier I supplier to the automotive industry. We manufacture, engineer, design and validate driveline and drivetrain systems and related components and chassis modules for trucks, sport utility vehicles (SUVs), passenger cars and crossover utility vehicles. Driveline and drivetrain systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline, drivetrain and related products include axles, chassis modules, driveshafts, power transfer units, transfer cases, chassis and steering components, driving heads, crankshafts, transmission parts and metal-formed products.

We are the principal supplier of driveline components to General Motors Corporation (GM) for its rear-wheel drive (RWD) light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive and all-wheel drive (4WD/AWD) axle requirements for these vehicle platforms. Sales to GM were approximately 78% of our total net sales in 2007, 76% in 2006 and 78% in 2005.

We are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by a Lifetime Program Contract (LPC). Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 10 years, and require us to remain competitive with respect to technology, design and quality. We have been successful in competing, and we will continue to compete, for future GM business upon the expiration of the LPCs.

We are also the principal supplier of driveline system products for the Chrysler Group’s heavy-duty Dodge Ram full-size pickup trucks (Dodge Ram program) and its derivatives. Sales to Chrysler LLC (Chrysler) were 12% of our total net sales in 2007, 14% in 2006 and 13% in 2005.

In addition to GM and Chrysler, we supply driveline systems and other related components to PACCAR Inc., Ford Motor Company (Ford), SsangYong Motor Company, Harley-Davidson and other original equipment manufacturers (OEMs) and Tier I supplier companies such as The Timken Company, Jatco Ltd., Koyo Machine Industries Co., Ltd. and Hino Motors, Ltd. Our net sales to customers other than GM were $712.3 million in 2007 as compared to $758.5 million in 2006 and $754.4 million in 2005.

In 2007, we continued ongoing restructuring efforts to address the structural change occurring in the domestic automotive market. We further reduced our workforce and redeployed assets to support capacity utilization initiatives. In December 2007, we idled production at our Buffalo Gear, Axle & Linkage (Buffalo) facility in New York. The impact of these ongoing restructuring actions resulted in productivity gains and structural cost reductions and are discussed in the section entitled “Results of Operations”.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

INDUSTRY TRENDS AND COMPETITION

There are a number of significant trends affecting the highly competitive automotive industry. The industry is global with an increased emphasis on new consumer markets, geographically diverse production facilities and supplier consolidation. Advancing technology and product development are critical to attracting and retaining business. Pricing pressures are significant. U.S. manufacturing costs, including labor and certain raw materials, have escalated. These factors have caused significant financial distress in the U.S. domestic supply base. As a result, OEMs and suppliers are aggressively developing strategies to reduce costs, which include restructuring U.S. operations, producing in low cost regions and sourcing on a global basis. The driveline and drivetrain systems segment of the industry in which we compete reflects these trends, and we expect them to continue.

GLOBAL AUTOMOTIVE PRODUCTION The trend toward globalization of automotive production continues to intensify in regions such as Asia (particularly China, India, South Korea and Thailand), South America and Eastern Europe. The growth rate of automotive production in these regions is expected to continue to outpace the traditional automotive production centers such as North America, Western Europe and Japan. In addition to our recent construction of production facilities in China and Poland, we continue to expand our existing facilities in Mexico and Brazil. We also have offices in India, China and South Korea to support these growing markets. We expect our activity in these markets to increase significantly over the next several years.

In 2007, AAM and Sona Koyo Steering Systems Limited formed a joint venture to operate in the Indian market. AAM Sona Axle Private Limited will be headquartered in Pune, India and will manufacture and sell light truck, passenger car and SUV axle assemblies.

CHANGE IN CONSUMER DEMAND AND PRODUCT MIX  In the U.S., consumer demand for full-frame light trucks and SUV-type vehicles continues to shift to passenger cars and crossover vehicles with smaller displacement engines and higher fuel economy. A significant portion of our revenue stream is tied to full-size and mid-size SUVs. When demand softens for these products, our revenue streams are impacted. Our research and development (R&D) efforts have led to new business awards for products that support AWD and RWD passenger cars and crossover vehicles. These efforts position us to compete as this product mix shift continues. AAM’s new and incremental business backlog includes awards for new products supporting passenger car and crossover vehicle programs that represent future annual sales of approximately $600 million by 2012.

DECLINING U.S. DOMESTIC OEM MARKET SHARE  Competition from offshore and transplant OEMs continues to intensify, resulting in the decline of U.S. market share for U.S. domestic OEMs and a decrease in their domestic vehicle production levels by approximately 7% in 2007 as compared to 2006. Since approximately 90% of our 2007 revenue was derived from net sales to GM and Chrysler, this continuing trend is significant for us. We continue to aggressively pursue business with other OEMs.

FINANCIAL DISTRESS OF U.S. DOMESTIC SUPPLY BASE The declining market share of the U.S. domestic OEMs has resulted in the under-utilization of production capacity for them and their suppliers. Steel and metallic material prices are volatile, and higher energy and fuel costs have exacerbated the financial pressure on the industry. Over the past few years, many automotive suppliers have filed for bankruptcy protection. The declining market share of the U.S. domestic OEMs caused by global competition has created a major structural change in the U.S. domestic automotive industry. As a result of these pressures, the U.S. domestic OEMs and their suppliers, including AAM, have undertaken wide-scale domestic capacity reduction initiatives, workforce reductions and other restructuring actions to reduce costs.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

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

    PRICE PRESSURE Year-over-year price reductions are a common competitive practice in the automotive industry. The majority of our products are sold under long-term contracts with prices scheduled at the time the contracts are established. Certain contracts require us to reduce our prices in subsequent years, and most of our contracts allow us to adjust prices for engineering changes. We do not believe that the price reductions we have committed to our customers will have a material adverse impact on our future operating results because we intend to offset such price reductions through continued cost reductions and other productivity initiatives.

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

We are continuing to invest in the development of advanced products focused on vehicle safety and performance leveraging electronics and technology. We have increased our focus on electronics by investing in product development that is consistent with market demand.

STEEL AND OTHER METALLIC MATERIAL PRICING In recent years, worldwide commodity market conditions have resulted in higher steel and other metallic material prices. We are focused on mitigating the impact of this trend through commercial agreements with our customers, strategic sourcing arrangements with suppliers and technology advancements that require less costly metallic content in the manufacturing of our products.

Nearly all of our sales contracts with our largest customers provide price adjustment provisions for metal market price fluctuations. We do not have metal market price provisions with all of our customers for all of the parts that we sell. We also have agreed to share in the risk of metal market price fluctuations in certain contracts.

OEM EXTENSION OF WARRANTY PROGRAMS GM, Chrysler and Ford have extended standard warranty programs to their customers. This trend will put additional pressure on the need for robust quality systems throughout the supply chain. This trend may also increase warranty related expenditures for the supply base. In our 14 year history, we have experienced negligible warranty charges from our customers due to our contractual arrangements and improvements we have made in the quality, warranty, reliability and durability performance of our products. Consequently, we do not expect warranty obligations will have a material adverse impact on our future operating results.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

RESULTS OF OPERATIONS

NET SALES Net sales were $3,248.2 million in 2007 as compared to $3,191.7 million in 2006 and $3,387.3 million in 2005.

Our sales in 2007, as compared to 2006, reflect substantially similar customer production volumes for the major full-size truck and SUV programs we currently support for GM and Chrysler and a decrease of approximately 11% in products supporting GM’s mid-size light truck and SUV programs.

Our content-per-vehicle (as measured by the dollar value of our products supporting GM’s North American light truck platforms and the Dodge Ram program) was $1,293 in 2007 versus $1,225 in 2006 and $1,201 in 2005. New AAM content appearing on GM’s full-size pickup trucks was the primary driver of content growth in 2007.

The decreases in net sales resulting from lower GM light truck production volumes in 2007 and 2006 were partially offset by metal market price adjustments.

Our 4WD/AWD penetration rate was 63.6% in 2007 as compared to 61.9% in 2006 and 63.7% in 2005. We define 4WD/AWD penetration as the total number of front axles we produce divided by the total number of rear axles we produce for the vehicle programs on which we sell product. The higher penetration rate in 2007 as compared to 2006 is reflected in the increase in content-per-vehicle.

In 2007 and 2006, we recorded special charges, asset impairments and other non-recurring operating costs that we do not consider indicative of our ongoing operating activities. The following table details these charges (in millions):

	2007	2006

Buffalo separation program	$56.2	$—
Redeployment of assets	14.0	—
IAM voluntary separation incentive programs	7.8	—
Salaried workforce reductions	1.7	7.5
Special attrition program	—	141.1
Supplemental unemployment benefits	—	27.1
Environmental obligations	—	2.5
Restructuring accrual adjustments and other	(2.9)	3.2
Total charges	$76.8	$181.4
Asset impairments	$11.6	$196.5

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

GROSS PROFIT (LOSS) Gross profit (loss) was a profit of $278.4 million in 2007 as compared to a loss of $128.6 million in 2006 and a profit of $304.7 million in 2005. Gross margin was 8.6% in 2007 as compared to negative 4.0% in 2006 and 9.0% in 2005.

    The increase in gross profit and gross margin in 2007 as compared to 2006 reflects the impact of higher sales, productivity gains and structural cost reductions resulting from attrition programs and other ongoing restructuring actions.

Gross profit in 2007 and 2006 also reflects the impact of significant charges. These charges are discussed below:

Buffalo Separation Program In September 2007, we offered the Buffalo Separation Program (BSP) to all hourly associates represented by the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) at our Buffalo facility. This voluntary separation program offered retirement or buyout incentives to approximately 650 eligible hourly associates. Approximately 560 associates participated in this separation program. We recorded a charge of $56.2 million as a result of this program. This charge includes $42.3 million related to postemployment costs and $13.9 million for the curtailment of certain pension and other postretirement benefits and related special termination benefits.

Redeployment of assets In order to realign our production capacity with revised current and future production schedules, we performed significant asset redeployment actions in 2007. The costs related to these redeployment actions include those to remove, ship, reinstall and prepare the redeployed assets for production. In 2007, we incurred $14.0 million in charges related to the redeployment of assets to support capacity utilization initiatives.

IAM voluntary separation incentive programs We offered voluntary separation incentive programs (VSIP) to approximately 200 associates represented by the International Association of Machinists (IAM) at our Tonawanda, New York and Detroit, Michigan facilities in 2007. Approximately 90 associates participated in this attrition program. We recorded a charge of $7.8 million as a result of this program. This charge includes $7.4 million related to postemployment costs and $0.4 million for the curtailment of certain pension and other postretirement benefits and related special termination benefits.

   Salaried workforce reductions In 2006, we approved a plan to reduce our salaried workforce during 2007. These employees are provided postemployment benefits based on our layoff severance program and a special transition program. In 2007 and 2006, we have recorded charges for this involuntary separation to cost of sales of $1.7 million and $3.5 million, respectively. In 2007, this charge included $3.3 million for postemployment benefits and a $1.6 million gain related to the curtailment of certain pension and other postretirement benefits.

In 2006, we offered a salaried retirement incentive program to eligible salaried associates in the U.S. to voluntarily retire. As a result of 67 associates participating in this program, we recorded a charge to cost of sales of $2.7 million in 2006.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

    Special Attrition Program and supplemental unemployment benefits In the third quarter of 2006, we signed a supplemental new hire agreement with the UAW that reduced our total labor cost (including benefits) for new hire associates. In conjunction with this agreement, we offered the Special Attrition Program (SAP) to approximately 6,000 UAW represented associates at AAM’s master agreement facilities in the fourth quarter of 2006. This program was designed to reduce our workforce. Approximately 1,500 associates participated in this attrition program. We recorded a charge of $141.1 million as a result of this program. This charge included $131.4 million related to postemployment costs and $9.7 million for the curtailment of certain pension and other postretirement benefits and related special termination benefits.

In the third quarter of 2006, we recorded a charge of $91.2 million relating to supplemental unemployment benefits (SUB) estimated to be payable to UAW associates who were expected to be permanently idled through the end of the current collective bargaining agreement that expires on February 25, 2008. The results of the SAP reduced the number of employees expected to be permanently idled. Therefore, we revised our estimate of SUB to be paid pursuant to the current agreement and reduced this liability to $13.2 million at December 31, 2006.

In 2007, we expensed $10.3 million of supplemental unemployment benefits and other related benefit costs for associates on layoff as compared to $77.1 million in 2006 and $53.0 million in 2005.

Environmental obligations In 2006, based on the impairment and redeployment of assets and determination of certain assets as permanently idled, the methods and timing of the settlement of certain environmental obligations related to our Buffalo facility became reasonably estimable. Based on management’s best estimate of these obligations, we recorded a charge of $2.5 million.

Restructuring accrual adjustments and other We recorded a reduction to cost of sales for restructuring accrual adjustments and other of $2.9 million in 2007. This primarily relates to the update of previously estimated postemployment benefit accruals based on actual results.  In 2006, we also recorded a charge to cost of sales of $3.2 million related principally to postemployment benefits for associates in our European operations.

Asset impairments We recorded asset impairment charges of $11.6 million in 2007 and $196.5 million in 2006 associated with idling a portion of our production capacity in the U.S dedicated to the mid-size light truck product range and other capacity reduction initiatives. The charge in 2007 includes a $5.9 million reduction of the net book value of certain assets at our Buffalo facility, which was production idled in the fourth quarter of 2007. This charge also includes a $5.7 million write-off of assets previously classified as held for sale. The charge in 2006 related to the write-off of assets to be disposed of that became permanently idled in 2006, the reduction of the net book value of certain assets located at our Buffalo facility to their estimated fair value, the write down of assets classified as held for sale to their estimated net realizable value and the write down of certain machine repair parts classified as indirect inventory.

In addition to these charges, the decrease in gross profit in 2006 as compared to 2005 reflects lower production volumes and increases in non-cash expenses related to depreciation and amortization, pension and other postretirement benefit costs and stock-based compensation costs. Partially offsetting the impact of these items on gross profit were ongoing productivity improvements, including material cost reductions and the favorable impact of additional metal market agreements in 2006. In addition, we recorded a $3.3 million curtailment gain in 2006 to cost of sales for amendments to our salaried defined benefit pension and other postretirement benefit plans.

Our gross profit in 2005 reflects the impact of a voluntary separation program, whereby participating hourly associates received lump-sum payments to voluntarily terminate their employment with AAM. We recognized a pre-tax charge of $17.3 million in 2005 related to this program.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) SG&A (including R&D) was $202.8 million in 2007 as compared to $197.4 million in 2006 and $199.6 million in 2005. SG&A as a percentage of net sales was 6.2% in 2007 and 2006 and 5.9% in 2005.

    SG&A in 2007 reflects higher incentive compensation accruals and stock-based compensation expense due to increased profitability and stock price appreciation. Included in SG&A in 2006 is a charge of $1.3 million related to our salaried workforce reductions, which is discussed in Gross Profit (Loss). Also included in SG&A in 2006 is a $3.2 million curtailment gain for amendments to our salaried defined benefit pension and other postretirement benefit plans.

R&D In 2007, R&D spending was $80.4 million as compared to $83.2 million in 2006 and $73.6 million in 2005.

    The focus of our investment is to develop innovative driveline and drivetrain systems and related components for trucks, passenger cars, SUVs and crossover utility vehicles in the global marketplace. Product development in this area includes power transfer units, transfer cases, driveline and transmission differentials, multipiece driveshafts, independent rear drive axles and independent front drive axles. We continue to focus on electronic integration in our existing products. We also continue to support the development of hybrid vehicle systems. Our efforts in these areas have resulted in the development of prototypes and various configurations of these driveline systems for several OEMs throughout the world.

OPERATING INCOME (LOSS) Operating income (loss) was income of $75.6 million in 2007 as compared to a loss of $326.0 million in 2006 and income of $105.1 million in 2005. Operating margin was 2.3% in 2007 as compared to a margin of negative 10.2% in 2006 and 3.1% in 2005. The changes in operating income and operating margin in 2007, 2006 and 2005 were due to the factors discussed in Gross Profit (Loss) and SG&A.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

INTEREST EXPENSE Interest expense was $61.6 million in 2007, $39.0 million in 2006 and $27.9 million in 2005. Interest expense increased in 2007 as compared to 2006 and in 2006 as compared to 2005 due to higher average outstanding borrowings and higher average interest rates.

INTEREST INCOME Interest income was $9.3 million in 2007, $0.2 million in 2006 and $0.7 million in 2005. Interest income increased in 2007 because of higher cash and cash equivalent balances in 2007 as compared to 2006 and 2005.

OTHER INCOME (EXPENSE) Following are the components of Other Income (Expense) for 2007, 2006 and 2005:

Debt refinancing and redemption costs We expensed $5.5 million of unamortized debt issuance costs and prepayment premiums in 2007 related to the voluntary prepayment of our Term Loan due 2010. We had been amortizing the debt issuance costs over the expected life of the borrowing. This compares to the $2.7 million of unamortized debt issuance costs that were expensed in 2006 related to the cash conversion of a portion of our 2.00% Convertible Notes due 2024.

Other, net Other, net, which includes the net effect of foreign exchange gains and losses, was an expense of $0.2 million in 2007, income of $12.0 million in 2006 and income of $2.1 million in 2005. In 2006, this included a net gain of $10.1 million related to the resolution of various legal proceedings and claims.

INCOME TAX EXPENSE (BENEFIT) Income tax expense (benefit) was a benefit of $19.4 million in 2007 as compared to a benefit of $133.0 million in 2006 and expense of $24.0 million in 2005. Our effective income tax rate was a benefit of 110.7% in 2007 compared to a benefit of 37.4% in 2006 and an expense of 30.0% in 2005. The change in the 2007 tax rate as compared to 2006 and 2005 is primarily the result of recognizing the deferred income tax benefit of current year losses in the U.S. and the tax rate impact of an increase in foreign source income, which carries a lower overall effective tax rate than U.S. income.  In 2007, the change in the effective tax rate also reflects the impact of tax deductions on a smaller base of income (loss) before income taxes.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE (EPS) Net income (loss) was income of $37.0 million in 2007 as compared to a loss of $222.5 million in 2006 and income of $56.0 million in 2005. Diluted earnings (loss) were earnings of $0.70 per share in 2007 as compared to a loss of $4.42 per share in 2006 and earnings of $1.10 per share in 2005. Net Income (Loss) and EPS were primarily impacted by the factors discussed in Gross Profit (Loss), SG&A, Interest Expense, Other Income (Expense) and Income Tax Expense (Benefit).

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity needs are to fund capital expenditures, debt service obligations, working capital investments and our quarterly cash dividend program. We also need to fund ongoing attrition programs and may need to fund additional restructuring actions, including potential events related to the expiration of the current collective bargaining agreement with the UAW. We believe that operating cash flow and borrowings under our Revolving Credit Facility will be sufficient to meet these needs in the foreseeable future.

OPERATING ACTIVITIES Net cash provided by operating activities was $367.9 million in 2007 as compared to $185.7 million in 2006 and $280.4 million in 2005.

Significant factors impacting our 2007 operating cash flow as compared to 2006 were:

▪	higher net income;
▪	increased collections from customers;
▪	lower cash payments related to restructuring actions;
▪	receipt of customer payments to implement customer capacity programs;
▪	lower operating lease payments; and
▪	lower tax payments.

Restructuring actions In 2007 and 2006, we paid $80.9 million and $105.3 million, respectively, related to restructuring actions. Not withstanding potential additional future actions, we expect to make payments in 2008 of approximately $21 million for these restructuring programs.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Deferred income taxes Net deferred income tax assets increased in 2007 due to the liability recorded for future postretirement costs, the recognition of research and experimentation credits and a reduction in our overall deferred tax liabilities. A significant portion of our tax credits will result in carryforward credits, the benefit of which is reflected on our balance sheet as a deferred tax asset on December 31, 2007.

Our deferred tax asset valuation allowances were $42.3 million at year-end 2007, $39.0 million at year-end 2006 and $31.2 million at year-end 2005. The majority of our allowances relate to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances.

Pension and other postretirement benefits We contributed $19.9 million to our pension trusts in 2007 as compared to $9.1 million in 2006 and $34.7 million in 2005. This funding compares to our annual pension expense of $35.0 million in 2007, $52.1 million in 2006 and $41.3 million in 2005. We currently estimate our regulatory pension funding requirements in 2008 to be less than $5 million.

Our cash outlay for other postretirement benefit obligations was $9.0 million in 2007, $4.7 million in 2006 and $3.5 million in 2005. This compares to our annual postretirement benefit expense of $50.3 million in 2007, $69.2 million in 2006 and $70.1 million in 2005. We expect our cash outlay for other postretirement benefit obligations in 2008 to be between $5 million and $10 million.

Accounts receivable Accounts receivable at year-end 2007 were $264.0 million as compared to $327.6 million at year-end 2006 and $328.0 million at year-end 2005. Accounts receivable were impacted by reduced sales in the fourth quarter of 2007 as compared to the fourth quarter of 2006 and more timely billing and collection of metal market price adjustments.

Our accounts receivable allowances were $2.2 million at year-end 2007, $1.2 million at year-end 2006 and $3.1 million at year-end 2005.

Inventories At year-end 2007, inventories were $229.0 million as compared to $198.4 million at year-end 2006 and $207.2 million at year-end 2005. The increase in inventory in 2007 as compared to 2006 relates to an increase in business activity at our foreign locations as well as actions supporting our redeployment of assets in 2007.

Our inventory valuation allowances were $40.3 million at year-end 2007, $34.7 million at year-end 2006 and $20.3 million at year-end 2005. The change in our inventory valuation allowances in 2006 as compared to 2005 was due to increased reserves for indirect inventories, primarily resulting from the idling and impairment of certain machinery and equipment. We monitor and adjust our allowance as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

INVESTING ACTIVITIES Capital expenditures were $186.5 million in 2007, $286.6 million in 2006 and $305.7 million in 2005.

In 2007, our capital spending supported our asset redeployment actions, customer capacity programs, the future launch of passenger car and crossover vehicle programs within our new business backlog and the continued development of our facilities in China and Poland.

We expect our capital spending in 2008 to be in the range of $190 million to $200 million.  We expect to have expenditures in 2008 that will continue to support the expansion of our global manufacturing footprint.  We currently have eight major manufacturing facility expansions in process in Brazil, India, Mexico, Poland, Thailand and the U.S.

FINANCING ACTIVITIES Net cash provided by financing activities was $148.3 million in 2007 as compared to $147.3 million in 2006 and $14.8 million in 2005. Total debt outstanding was $858.1 million at year-end 2007, $672.2 million at year-end 2006 and $489.2 million at year-end 2005. Total debt outstanding increased by $185.9 million at year-end 2007 as compared to year-end 2006 primarily due to the issuance of the 7.875% Notes in the first quarter of 2007. The increase in debt is also reflected in the increase in our cash balance from $13.5 million at December 31, 2006 to $343.6 million at December 31, 2007.

Revolving Credit Facility Our Revolving Credit Facility bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin, and runs through April 2010. At December 31, 2007, $571.7 million was available under the Revolving Credit Facility, which reflected a reduction of $28.3 million for standby letters of credit issued against the facility.

The Revolving Credit Facility provides back-up liquidity for our foreign credit facilities and uncommitted lines of credit. We intend to use the availability of long-term financing under the Revolving Credit Facility to refinance any current maturities related to such debt agreements that are not otherwise refinanced on a long-term basis in their respective markets. Accordingly, we have classified $40.3 million of current maturities as long-term debt.

7.875% Notes In the first quarter of 2007, we issued $300.0 million of 7.875% senior unsecured notes due 2017. Net proceeds from these notes were used for general corporate purposes, including payment of amounts outstanding under our Revolving Credit Facility.  In 2007, we paid debt issuance costs of $5.2 million related to the 7.875% Notes.

2.00% Convertible Notes In 2006, the 2.00% senior convertible notes due 2024 became convertible into cash under terms of the indenture. A total of $147.3 million of the notes was converted into cash in 2006 and $2.7 million of the notes remain outstanding as of December 31, 2007. We had been amortizing fees and expenses associated with the 2.00% Convertible Notes over the expected life of the notes. As a result of these conversions, we expensed the proportional amount of unamortized debt issuance costs in 2006, which totaled $2.7 million.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Term Loan Due 2012 On June 14, 2007, we entered into a $250.0 million senior unsecured term loan that matures in June 2012. Borrowings under the Term Loan due 2012 bear interest payable at rates based on LIBOR or an alternate base rate, plus an applicable margin. Proceeds from this borrowing were used for general corporate purposes, including the payment of amounts outstanding under the senior unsecured term loan scheduled to mature in April 2010. In 2007, we paid $2.3 million in debt issuance costs related to the Term Loan due 2012.

Term Loan Due 2010 In 2006, we entered into a $250.0 million senior unsecured term loan due in April 2010. Proceeds from this financing were used for general corporate purposes and to finance payments related to the cash conversion of the 2.00% Convertible Notes. On June 28, 2007, we voluntarily prepaid the amounts outstanding under our Term Loan due 2010. Upon repayment, we expensed $3.0 million of unamortized debt issuance costs and $2.5 million of prepayment premiums. We had been amortizing the debt issuance costs over the expected life of the borrowing.

The weighted-average interest rate of our total debt outstanding was 8.1%, 6.8% and 5.0% during 2007, 2006 and 2005, respectively.

Credit ratings Our current credit ratings and (outlook) are BB (Negative), Ba3 (Stable) and BB (Stable) with Standard & Poors Rating Services, Moody’s Investors Services and Fitch Ratings, respectively.

Dividend program On an annualized basis, our dividend payout equates to $0.60 per share. We paid $31.8 million, $31.0 million and $30.4 million to stockholders of record under the quarterly cash dividend program during 2007, 2006 and 2005, respectively.

Off-balance sheet arrangements Our off-balance sheet financing relates principally to operating leases for certain facilities and manufacturing machinery and equipment. We lease certain machinery and equipment under operating leases with various expiration dates. Pursuant to these operating leases, we have the option to purchase the underlying machinery and equipment on specified dates. In 2006, we renewed and amended equipment leases of $33.6 million, elected to exercise our purchase option for $71.8 million of assets and entered into sale-leaseback transactions amounting to $34.8 million. Remaining lease repurchase options are $42.7 million through 2012.

Contractual obligations The following table summarizes payments due on our contractual obligations as of December 31, 2007:

	Payments due by period
	Total	<1 year	1-3 years	3-5 years	>5 years
	(in millions)
Long-term debt	$849.2	$39.6	$1.9	$257.9	$549.8
Interest obligations	397.9	60.3	116.5	104.4	116.7
Capital lease obligations	8.9	0.7	1.4	1.2	5.6
Operating leases(1)	73.4	17.9	31.8	23.0	0.7
Purchase obligations(2)	158.4	142.6	15.8	—	—
Other long-term liabilities(3)	525.3	32.3	100.3	97.6	295.1
Total	$2,013.1	$293.4	$267.7	$484.1	$967.9
____________

(1)
Operating leases include all lease payments through the end of the contractual lease terms, including elections for repurchase options, and exclude any non-exercised purchase options on such leased equipment.

(2)	Purchase obligations represent our obligated purchase commitments for capital expenditures.

(3)	Other long-term liabilities represent our pension and postretirement obligations that were actuarially determined through 2017 and unrecognized income tax benefits.

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

CURRENCY EXCHANGE RISK Because a majority of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Mexican Peso, Euro, Pound Sterling, Brazilian Real and Canadian Dollar. At December 31, 2007, we had currency forward contracts with a notional amount of $41.8 million outstanding.  Our significant functional currency transactional exposures relate to the Mexican Peso and the Brazilian Real.  The estimated maximum adverse effect related to the transactional exposures from a hypothetical 10% weakening of the U.S. dollar relative to these currencies for 2008 is approximately $6 million.

Future business operations and opportunities, including the expansion of our business outside North America, may further increase the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. If and when appropriate, we intend to manage these risks by utilizing local currency funding for these expansions and various types of foreign exchange contracts.

INTEREST RATE RISK We are exposed to variable interest rates on certain credit facilities. From time to time, we use interest rate hedging to reduce the effects of fluctuations in market interest rates. We have designated interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. We have hedged a portion of our interest rate risk by entering into an interest rate swap with a notional amount of $200.0 million. This notional amount reduces to $100.0 million in December 2008 and expires in April 2010. This interest rate swap converts variable rate financing based on 3-month LIBOR into fixed U.S. dollar rates. The pre-tax earnings and cash flow impact of a one-percentage-point increase in interest rates (approximately 13% of our weighted-average interest rate at December 31, 2007) on our long-term debt outstanding at December 31, 2007 would be approximately $1.0 million on an annualized basis.

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

We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We closely monitor our environmental conditions to ensure that we are in compliance with applicable laws, regulations and ordinances. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our asset purchase from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures to comply with environmental requirements, including recurring administrative costs. Such expenditures were not significant in 2007, 2006 and 2005.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

EFFECT OF NEW ACCOUNTING STANDARDS

In December 2004, the FASB issued Statement No. 123(R) (SFAS 123R), “Share-Based Payment.” SFAS 123R replaced FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement requires that the compensation cost relating to share-based payment transactions be recognized in financial statements and measured on the fair value of the equity or liability instruments issued. We adopted SFAS 123R on January 1, 2006.

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a "more likely than not" recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The impact of adopting FIN 48 was not material.

In September 2006, the FASB issued Statement No. 158 (SFAS 158), “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.”  This statement amended FASB Statement Nos. 87, 88, 106 and 132R. We adopted the balance sheet recognition provisions of SFAS 158 on December 31, 2006. The effective date for plan assets and benefit obligations to be measured as of the date of the fiscal year-end statement of financial position is January 1, 2008. We elected to early adopt the measurement date provisions on January 1, 2007. As a result, we recorded a transition adjustment of $12.0 million in the first quarter of 2007 to the opening retained earnings balance related to the net periodic benefit cost for the period between September 30, 2006 and January 1, 2007.

In September 2006, the FASB issued Statement No. 157 (SFAS 157), “Fair Value Measurements.”  This statement clarifies the definition of fair value and establishes a fair value hierarchy. SFAS 157 is effective for us on January 1, 2008. We do not expect the impact of adoption to be material.

In February 2007, the FASB issued Statement No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for us on January 1, 2008. We do not expect the impact of adoption to be material.

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

PENSION AND OTHER POSTRETIREMENT BENEFITS In calculating our liabilities and expenses related to pension and other postretirement benefits, we make several important assumptions, including the discount rate, expected long-term rates of return on plan assets and rates of increase in health care costs and compensation.

The discount rates used in the valuation of our U.S. pension and other postretirement benefit obligations are based on an actuarial review of a hypothetical portfolio of long-term, high quality corporate bonds matched against the expected payment stream for each of our plans. In 2007, the discount rates determined on that basis ranged from 6.30% to 6.60% for the valuation of our pension benefit obligations, and 6.35% to 6.55% for the valuation of our other postretirement benefit obligations. The discount rate used in the valuation of our non-U.S. pension obligation is based on a review of long-term bonds, in consideration of the average duration of plan liabilities. In 2007, the discount rate determined on that basis was 5.70%.

The expected long-term rates of return on our plan assets were 8.50% and 6.50% for our U.S. and non-U.S plans, respectively, in 2007. We developed these rates of return assumptions based on a review of long-term historical returns and future capital market expectations for the asset classes represented within our portfolio. The asset allocation for our plans is developed in consideration of the demographics of the plan participants and expected payment stream of the liability. Our investment policy allocates 65-70% of the plans’ assets to equity securities, depending on the plan, with the remainder invested in fixed income securities and cash. The rates of increase in compensation and health care costs are based on current market conditions, inflationary expectations and historical information.

All of our assumptions are developed in consultation with our actuarial service providers. While we believe that we have selected reasonable assumptions for the valuation of our pension and other postretirement benefits obligations at year-end 2007, actual trends could result in materially different valuations.

The effect on our pension plans of a 0.5% decrease in both the discount rate and expected return on assets is shown below as of December 31, 2007, our valuation date.

		Expected
	Discount	Return on
	Rate	Assets
	(in millions)
Decline in funded status	$37.3	N/A
Increase in 2007 expense	$8.6	$1.9

No changes in benefit levels and no changes in the amortization of gains or losses have been assumed.

For 2008, we assumed a weighted average annual increase in the per-capita cost of covered healthcare benefits of 8.6%. The rate is assumed to decrease gradually to 5% for 2014 and remain at that level thereafter. A 0.5% decrease in the discount rate for our other postretirement benefits would have increased total service and interest cost in 2007 and the postretirement obligation at December 31, 2007 by $4.3 million and $44.2 million, respectively. A 1.0% increase in the assumed health care trend rate would have increased total service and interest cost in 2007 and the postretirement obligation at December 31, 2007 by $11.6 million and $84.6 million, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

POSTEMPLOYMENT BENEFITS As part of our operations, we pay postemployment benefits to associates who are temporarily or permanently on layoff. These benefits received prior to retirement may relate to a pre-existing plan or a one-time termination plan. Annual net postemployment benefits expense under our benefit plans and the related liabilities are accrued as service is rendered for those obligations that accumulate or vest and when the liability is probable and can be reasonably estimated. Obligations that do not accumulate or vest are recorded when payment of the benefits is probable and the amounts can be reasonably estimated. Due to the complexities inherent in estimating these obligations, our actual costs could differ materially. Accordingly, we will continue to review our expected liability and make adjustments as necessary.

In the third quarter of 2006, we recorded a $91.2 million charge for SUB estimated to be payable to the UAW associates who were expected to be permanently idled through the end of the current collective bargaining agreement that expires in February 2008. In prior periods, the cost of SUB and related benefits paid to associates on layoff was expensed as incurred. In the third quarter of 2006, several factors contributed to a condition in which future SUB costs became both probable and reasonably estimable.

In the fourth quarter of 2006, we paid $101.2 million of postemployment benefits related to participation in the SAP. The participation in the SAP reduced the number of associates that we expected to be permanently idled. Therefore, we revised our estimate of SUB to be paid pursuant to the current agreement and reduced this liability to $13.2 million as of December 31, 2006. In 2007, we paid $11.3 million of this accrual and adjusted our estimate of SUB costs to be paid to such associates through February 25, 2008. At December 31, 2007, the accrual for SUB was $4.7 million.

ENVIRONMENTAL OBLIGATIONS Due to the nature of our operations, we have legal obligations to perform asset retirement activities pursuant to federal, state and local environmental requirements. The process of estimating environmental liabilities is complex. Significant uncertainty may exist related to the timing and method of the settlement of these obligations. Therefore, these liabilities are not reasonably estimable until a triggering event occurs that allows us to estimate a range and assess the probabilities of potential settlement dates and the potential methods of settlement.

In 2006, based on the impairment and redeployment of assets and determination of certain assets as permanently idled, the methods and timing of certain environmental liabilities related to our Buffalo facility were reasonably estimable. Based on management’s best estimate of the costs, we recorded a charge of $2.5 million.

In 2007, we paid $0.3 million of environmental costs related to this accrual. At year-end 2007, the remaining liability related to this obligation was $2.2 million. In the future, we will update our estimated costs and potential settlement dates and methods and their associated probabilities based on current information. Any update may change our best estimate and could result in a material adjustment to this liability.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

ACCOUNTS RECEIVABLE ALLOWANCES The scope of our relationships with certain customers, such as GM and Chrysler, is complex and, from time to time, we identify differences in our valuation of receivables due from these customers. Differences in the quantity of parts processed as received by customers and the quantity of parts shipped by AAM is one major type of such difference. Price differences can also arise when we and our customer agree on a price change but the customer’s pricing database does not accurately reflect the commercial agreement. In these instances, revenue is fixed and determinable, but payment could fall outside our normal payment terms as we work through the process of resolving these differences.

Substantially all of our transactions with customers occur within the parameters of a purchase order which makes our selling prices fixed and determinable. We sometimes enter into non-routine agreements outside the original scope of the purchase order. These agreements may be temporary and often have payment terms that are different than our normal terms. We recognize the revenue or cost recovery from such arrangements in accordance with the commercial agreement.

We track the aging of uncollected billings and adjust our accounts receivable allowances on a quarterly basis as necessary based on our evaluation of the probability of collection. The adjustments we have made due to the write-off of uncollectible amounts have been negligible.

While we believe that we have made an appropriate valuation of our accounts receivable due from GM, Chrysler and other customers for accounting purposes, unforeseen changes in our ability to enforce commercial agreements or collect aged receivables may result in actual collections that differ materially from current estimates.

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

To facilitate our continuous preventive maintenance strategies and to protect against costly disruptions in operations due to machine downtime, we carry a significant investment in inherently slow-moving machine repair parts and other maintenance materials and supplies. At December 31, 2007, such indirect inventories comprised approximately 38% of our total net inventories. For inventory valuation purposes, we evaluate our usage of such slow-moving inventory on a quarterly basis by part number and adjust our inventory valuation allowances as necessary to recognize as an asset only those quantities that we can reasonably estimate will be used. We have used the same approach in 2007 and 2006 to evaluate the adequacy of our indirect inventory valuation allowances.

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

ESTIMATED USEFUL LIVES FOR DEPRECIATION At December 31, 2007, approximately 82% of our capitalized investment in property, plant and equipment, or $2.4 billion, was related to machinery and equipment used in support of our manufacturing operations. The selection of appropriate useful life estimates for such machinery and equipment is a critical element of our ability to properly match the cost of such assets with the operating profits and cash flow generated by their use. We currently depreciate machinery and equipment on the straight-line method using composite useful life estimates up to 12 years.  We monitor useful life estimates on a periodic basis and adjust our estimates if necessary.

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

In 2006, we recorded expense of $39.4 million for assets to be disposed that were identified as permanently idled. In addition, we recorded expense of $142.0 million for the reduction of the net book value required to state certain “held for use” long-lived assets to their estimated fair value and reduced the remaining useful lives of certain of these assets. Certain other long-lived assets classified as “held for sale” were written down to their estimated net realizable value based on estimated market prices. We recorded an expense of $5.7 million for these assets. As a result of the asset impairments relating to machinery and equipment, certain machine repair parts classified as indirect inventory were also impaired. We recorded an expense of $9.4 million related to the write down of their net book value to their estimated net realizable value at year-end 2006.

In 2007, we reviewed the estimates made in 2006 related to the impairment of long-lived assets. We recorded an additional impairment charge of $11.6 million in 2007. This included a $5.9 million charge for the reduction of net book value required to state certain assets to their estimated fair value. The remaining $5.7 million impairment charge relates to the write-off of assets previously classified as “held for sale.”

Management believes that the estimates of future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect the evaluations.

VALUATION OF DEFERRED TAX ASSETS AND OTHER TAX LIABILITIES Because we operate in many different geographic locations, including several foreign, state and local tax jurisdictions, the evaluation of our ability to use all recognized deferred tax assets is complex.

We are required to estimate whether recoverability of our deferred tax assets is more likely than not, based on forecasts of taxable income in the related tax jurisdictions. In this estimate, we use historical results, projected future operating results based upon approved business plans, eligible carryforward periods, tax planning opportunities and other relevant considerations. This includes the consideration of tax law changes, a history of profitability and the uncertainty of future projected profitability.

Our deferred tax asset valuation allowances at December 31, 2007 and 2006 are principally related to foreign net operating losses and capital allowance carry forwards. Although these carry forwards do not expire, we consider prior operating results and future plans, as well as the utilization period of other temporary differences in determining the amount of our valuation allowances. In 2007 and 2006, we utilized a portion of such tax benefits.

While we believe we have made appropriate valuations of our deferred tax assets, unforeseen changes in tax legislation, regulatory activities, audit results, operating results, financing strategies, organization structure and other related matters may result in material changes in our deferred tax asset valuation allowances or our tax liabilities.

To the extent our uncertain tax positions do not meet the “more likely than not” threshold, we have derecognized such positions. To the extent our uncertain tax positions meet the “more likely than not” threshold, we have measured and recorded the highest probable benefit, and have established appropriate reserves for benefits that exceed the amount likely to be defended upon examination.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

FORWARD-LOOKING STATEMENTS

    Certain statements in this MD&A and elsewhere in this Annual Report are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms “will,” “expect,” “anticipate,” “intend,” “project” and similar words or expressions are intended to identify forward-looking statements. These statements speak only as of the date of this Annual Report. The statements are based on our current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including, but not limited to:

▪	reduced purchases of our products by GM, Chrysler or other customers;

▪	reduced demand for our customers’ products (particularly light trucks and SUVs produced by GM and Chrysler);

▪	our ability and our suppliers’ ability to maintain satisfactory labor relations and avoid work stoppages;

▪	our ability to achieve cost reductions through ongoing restructuring actions;

▪	our ability to improve our U.S. labor cost structure;

▪	additional restructuring actions that may occur;

▪	our ability to achieve the level of cost reductions required to sustain global cost competitiveness;

▪	our ability to consummate and integrate acquisitions;

▪	supply shortages or price increases in raw materials, utilities or other operating supplies;

▪	our ability or our customers’ and suppliers’ ability to successfully launch new product programs on a timely basis;

▪	our ability to realize the expected revenues from our new and incremental business backlog;

▪	our customers’ and their suppliers’ ability to maintain satisfactory labor relations and avoid work stoppages;

▪	our ability to attract new customers and programs for new products;

▪	our ability to develop and produce new products that reflect the market demand;

▪	our ability to respond to changes in technology, increased competition or pricing pressures;

▪
adverse changes in laws, government regulations or market conditions including increases in fuel prices affecting our products or our customers’ products (such as the Corporate Average Fuel Economy regulations);

▪	adverse changes in the economic conditions or political stability of our principal markets (particularly North America, Europe, South America and Asia);

▪	liabilities arising from warranty claims, product liability and legal proceedings to which we are or may become a party or claims against us or our products;

▪	changes in liabilities arising from pension and other postretirement benefit obligations;

▪	risks of noncompliance with environmental regulations or risks of environmental issues that could result in unforeseen costs at our facilities;

▪	availability of financing for working capital, capital expenditures, R&D or other general corporate purposes, including our ability to comply with financial covenants;

▪	our ability to attract and retain key associates;

▪	other unanticipated events and conditions that may hinder our ability to compete.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

/s/ Richard E. Dauch	/s/ Michael K. Simonte
Richard E. Dauch	Michael K. Simonte
Co-Founder, Chairman of the Board &	Group Vice President - Finance &
Chief Executive Officer	Chief Financial Officer
February 20, 2008	(also in the capacity of Chief Accounting Officer)
February 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of American Axle & Manufacturing Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Axle & Manufacturing Holdings, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Notes 1, 6 and 8, on January 1, 2006 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payments, on December 31, 2006 adopted the balance sheet provisions of SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans and on January 1, 2007 adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes and the measurement date provisions of SFAS No. 158.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Detroit, Michigan
February 20, 2008

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31,
(in millions, except per share data)

	2007	2006	2005
Net sales	$3,248.2	$3,191.7	$3,387.3
Cost of goods sold	2,969.8	3,320.3	3,082.6
Gross profit (loss)	278.4	(128.6)	304.7
Selling, general and administrative expenses	202.8	197.4	199.6
Operating income (loss)	75.6	(326.0)	105.1
Interest expense	(61.6)	(39.0)	(27.9)
Interest income	9.3	0.2	0.7
Other income (expense)
Debt refinancing and redemption costs	(5.5)	(2.7)	—
Other, net	(0.2)	12.0	2.1
Income (loss) before income taxes	17.6	(355.5)	80.0
Income tax expense (benefit)	(19.4)	(133.0)	24.0
Net income (loss)	$37.0	$(222.5)	$56.0
Basic earnings (loss) per share	$0.72	$(4.42)	$1.12
Diluted earnings (loss) per share	$0.70	$(4.42)	$1.10

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,
(in millions, except per share data)

	2007	2006
Assets
Current assets
Cash and cash equivalents	$343.6	$13.5
Accounts receivable, net of allowances of $2.2 million in 2007 and $1.2 million in 2006	264.0	327.6
Inventories, net	229.0	198.4
Prepaid expenses and other	73.4	69.2
Deferred income taxes	24.6	30.7
Total current assets	934.6	639.4
Property, plant and equipment, net	1,696.2	1,731.7
Deferred income taxes	78.7	35.7
Goodwill	147.8	147.8
Other assets and deferred charges	57.4	42.9
Total assets	$2,914.7	$2,597.5
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$313.8	$316.4
Trade payable program liability	—	12.5
Accrued compensation and benefits	126.6	156.3
Other accrued expenses	71.2	56.1
Total current liabilities	511.6	541.3
Long-term debt	858.1	672.2
Deferred income taxes	6.6	6.8
Postretirement benefits and other long-term liabilities	647.7	563.5
Total liabilities	2,024.0	1,783.8
Stockholders’ equity
Series A junior participating preferred stock, par value $0.01 per share; 0.1 million shares authorized; no shares outstanding in 2007 or 2006	—	—
Preferred stock, par value $0.01 per share; 10.0 million shares authorized; no shares outstanding in 2007 or 2006	—	—
Common stock, par value $0.01 per share; 150.0 million shares authorized; 56.7 million and 55.6 million shares issued and outstanding in 2007 and 2006, respectively	0.6	0.6
Series common stock, par value $0.01 per share; 40.0 million shares authorized; no shares outstanding in 2007 or 2006	—	—
Paid-in capital	416.3	381.7
Retained earnings	583.2	590.0
Treasury stock at cost, 5.2 million and 5.1 million shares in 2007 and 2006, respectively	(173.8)	(171.8)
Accumulated other comprehensive income (loss), net of tax
Defined benefit plans	33.5	(0.8)
Foreign currency translation adjustments	34.2	15.5
Unrecognized loss on derivatives	(3.3)	(1.5)
Total stockholders’ equity	890.7	813.7
Total liabilities and stockholders’ equity	$2,914.7	$2,597.5

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31,
(in millions)

	2007	2006	2005
Operating activities
Net income (loss)	$37.0	$(222.5)	$56.0
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Asset impairment	11.6	196.5	—
Depreciation and amortization	229.4	206.0	185.1
Deferred income taxes	(47.4)	(184.0)	(1.1)
Stock-based compensation	18.4	10.2	5.6
Pensions and other postretirement benefits, net of contributions	53.3	114.8	72.0
Loss on retirement of equipment	8.5	6.3	7.0
Debt refinancing and redemption costs	5.5	2.7	—
Changes in operating assets and liabilities:
Accounts receivable	64.9	2.9	6.5
Inventories	(28.4)	1.1	(10.6)
Accounts payable and accrued expenses	(5.2)	43.7	(32.2)
Other assets and liabilities	20.3	8.0	(7.9)
Net cash provided by operating activities	367.9	185.7	280.4
Investing activities
Purchases of property, plant and equipment	(186.5)	(286.6)	(305.7)
Purchase buyouts of leased equipment	—	(71.8)	—
Proceeds from sale-leasebacks	—	34.8	—
Net cash used in investing activities	(186.5)	(323.6)	(305.7)
Financing activities
Net borrowings (repayments) under revolving credit facilities	(130.8)	67.2	49.0
Proceeds from issuance of long-term debt	556.1	261.6	—
Conversion of 2.00% Notes	–	(147.3)	—
Payment of Term Loan due 2010	(252.5)	—	—
Payments of other long-term debt and capital lease obligations	(0.5)	(1.0)	(8.4)
Debt issuance costs	(7.5)	(4.4)	—
Employee stock option exercises	13.5	1.3	4.6
Tax benefit on stock option exercises	3.8	1.0	—
Dividends paid	(31.8)	(31.0)	(30.4)
Purchase of treasury stock	(2.0)	(0.1)	—
Net cash provided by financing activities	148.3	147.3	14.8
Effect of exchange rate changes on cash	0.4	0.4	(0.2)
Net increase (decrease) in cash and cash equivalents	330.1	9.8	(10.7)
Cash and cash equivalents at beginning of year	13.5	3.7	14.4
Cash and cash equivalents at end of year	$343.6	$13.5	$3.7
Supplemental cash flow information
Interest paid	$58.1	$44.8	$31.3
Income taxes paid, net of refunds	$20.6	$49.4	$35.7

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions)

							Accumulated
	Common Stock						Other
	Shares	Par	Paid-in	Retained	Treasury	Unearned	Comprehensive	Comprehensive
	Outstanding	Value	Capital	Earnings	Stock	Compensation	Income (Loss)	Income (Loss)
Balance at January 1, 2005	49.7	$0.5	$357.6	$817.9	$(171.7)	$—	$(48.8)
Net income				56.0				$56.0
Gain on derivatives, net							(0.1)	(0.1)
Foreign currency translation, net							6.1	6.1
Minimum pension liability adjustment, net							(5.5)	(5.5)
Comprehensive income								$56.5
Exercise of stock options, including tax benefit	0.6		28.0
Dividends paid				(30.4)
Stock-based compensation expense						5.6
Restricted stock awards						(20.4)
Balance at December 31, 2005	50.3	0.5	385.6	843.5	(171.7)	(14.8)	(48.3)
Net loss				(222.5)				$(222.5)
Loss on derivatives, net							(1.9)	(1.9)
Foreign currency translation, net							11.6	11.6
Minimum pension liability adjustment, net							37.0	37.0
SFAS 158 transition adjustment, net
Minimum pension liability							15.6
Net prior service credit							10.8
Net actuarial loss							(11.6)
Comprehensive loss								$(175.8)
Reclassification of unearned compensation			(14.8)			14.8
Exercise of stock options including tax benefit	0.2	0.1	2.2
Dividends paid				(31.0)
Stock-based compensation expense			8.7
Purchase of treasury stock					(0.1)
Balance at December 31, 2006	50.5	0.6	381.7	590.0	(171.8)	—	13.2
Net income				37.0				$37.0
Loss on derivatives, net							(1.8)	(1.8)
Foreign currency translation, net							18.7	18.7
SFAS 158 transition adjustment, net				(12.0)
Defined benefit plans, net
Net prior service adjustments							(0.6)	(0.6)
Net actuarial adjustments							34.9	34.9
Comprehensive income								$88.2
Exercise of stock options and vesting of restricted stock, including tax benefit	1.1		18.9
Dividends paid				(31.8)
Stock-based compensation expense			15.7
Purchase of treasury stock					(2.0)
Balance at December 31, 2007	51.6	$0.6	$416.3	$583.2	(173.8)	$—	$64.4

See accompanying notes to consolidated financial statements.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION American Axle & Manufacturing Holdings, Inc. (Holdings) and its subsidiaries (collectively, we, our, us or AAM) is a Tier I supplier to the automotive industry. We manufacture, engineer, design and validate driveline and drivetrain systems and related components and chassis modules for trucks, sport utility vehicles (SUVs), passenger cars and crossover utility vehicles. Driveline and drivetrain systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline, drivetrain and related products include axles, chassis modules, driveshafts, power transfer units, transfer cases, chassis and steering components, driving heads, crankshafts, transmission parts and metal-formed products. In addition to locations in the United States (U.S.) (Michigan, New York, Ohio and Indiana), we also have offices or facilities in Brazil, China, England, Germany, India, Japan, Luxembourg, Mexico, Poland, Scotland and South Korea.

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

  RESEARCH AND DEVELOPMENT (R&D) COSTS We expense R&D as incurred. R&D spending was $80.4 million, $83.2 million and $73.6 million in 2007, 2006 and 2005, respectively.

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

  CUSTOMER TOOLING AND PRE-PRODUCTION COSTS RELATED TO LONG-TERM SUPPLY ARRANGEMENTS Engineering, research and development, and other pre-production design and development costs for products sold on long-term supply arrangements are expensed as incurred unless we have a contractual guarantee for reimbursement from the customer. Costs for tooling used to make products sold on long-term supply arrangements for which we have either title to the assets or the non-cancelable right to use the assets during the term of the supply arrangement are capitalized in property, plant and equipment. Capitalized items and customer receipts specifically related to a supply arrangement are amortized over the shorter of the term of the arrangement or over the estimated useful lives of the related assets.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

  INVENTORIES We state our inventories at the lower of cost or market. The cost of our U.S. inventories is determined principally using the last-in, first-out method (LIFO), which represents approximately 25% of our total gross inventories in 2007 and 2006. The cost of our foreign and indirect inventories is determined principally using the first-in, first-out method (FIFO). We classify indirect inventories, which include perishable tooling, machine repair parts and other materials consumed in the manufacturing process but not incorporated into our finished products, as raw materials. When we determine that our gross inventories exceed usage requirements, or if inventories become obsolete or otherwise not saleable, we record a provision for such loss as a component of our inventory accounts. Inventories consist of the following:

	2007	2006
	(in millions)
Raw materials and work-in-progress	$230.5	$220.6
Finished goods	52.6	26.3
Gross inventories	283.1	246.9
LIFO reserve	(13.8)	(13.8)
Other inventory valuation reserves	(40.3)	(34.7)
Inventories, net	$229.0	$198.4

  PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment consists of the following:

	Estimated
	Useful Lives	2007	2006
	(years)	(in millions)

Land	—	$25.6	$28.8
Land improvements	10-15	18.1	18.8
Buildings and building improvements	15-40	414.4	373.5
Machinery and equipment	3-12	2,410.4	2,314.2
Construction in progress	—	83.2	124.6
		2,951.7	2,859.9
Accumulated depreciation and amortization		(1,255.5)	(1,128.2)
Property, plant and equipment, net		$1,696.2	$1,731.7

  We state property, plant and equipment at cost. Construction in progress includes costs incurred for the construction of buildings and building improvements, and machinery and equipment in process. Repair and maintenance costs that do not extend the useful life or otherwise improve the utility of the asset beyond its useful state are expensed in the period incurred.

  We record depreciation and tooling amortization on the straight-line method over the estimated useful lives of the depreciable assets. Depreciation and tooling amortization amounted to $220.6 million, $195.6 million and $158.3 million in 2007, 2006 and 2005, respectively.

  IMPAIRMENT OF LONG-LIVED ASSETS We evaluate the carrying value of long-lived assets and long-lived assets to be disposed for potential impairment on an ongoing basis in accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We consider projected future undiscounted cash flows, trends and other circumstances in making such estimates and evaluations. If an impairment is deemed to exist, the carrying amount of the asset is adjusted based on its fair value. Recoverability of assets “held for use” is determined by comparing the forecasted undiscounted cash flows of the operations to which the assets relate to their carrying amount. When the carrying value of an asset group exceeds its fair value and is therefore nonrecoverable, those assets are written down to fair value. Fair value is determined based on a cash flow analysis performed using management estimates. See Note 2 - Restructuring Actions for detail on our 2007 and 2006 asset impairments.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

  GOODWILL We record goodwill when the purchase price of acquired businesses exceeds the value of their identifiable net tangible and intangible assets acquired. We periodically evaluate goodwill for impairment in accordance with FASB Statement No. 142, “Goodwill and Other Intangibles.” We completed our annual impairment tests as of December 31, 2007 and 2006 and concluded that there was no impairment of our goodwill. Goodwill is our only significant intangible asset.

   DEFERRED CONTRACT COSTS Lump-sum payments totaling $37.5 million (including applicable payroll taxes) were made in the first half of 2004 in accordance with new collective bargaining agreements with unions that represent our hourly associates at six of our locations in the U.S. These lump-sum payments relate to the future service of our hourly workforce. Through 2007, we expensed $36.2 million of these payments, which represented amounts earned in relation to the agreements in addition to $6.4 million, $8.0 million and $7.1 million paid in lieu of base wage increases in 2007, 2006 and 2005, respectively. The remaining $1.3 million will be amortized in 2008.

  TRADE PAYABLE PROGRAM LIABILITY In 2007, we terminated our supplier payment program through which suppliers could elect for a designated finance company to advance payment on their invoices due from us. Our agreement with the finance company called for us to share in the discount fees charged to the suppliers by the finance company for any advance payments made through this program. The fees collected in association with this program were negligible for 2007, 2006 and 2005. As of December 31, 2007, there was no outstanding balance under this program.

  STOCK-BASED COMPENSATION Prior to January 1, 2006, as permitted by FASB Statement No. 123 (SFAS 123), “Accounting for Stock-Based Compensation,” we accounted for our employee stock options in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Although it is our practice to grant options with no intrinsic value, we measured compensation cost as the excess, if any, of the market price of our common stock at the date of grant over the amount our associates must pay to acquire the stock.

  Effective January 1, 2006, we adopted FASB Statement No. 123(R) (SFAS 123R), “Share-Based Payment.” We adopted the fair value recognition provisions of SFAS 123R using the modified prospective transition method and, therefore, did not restate the prior periods’ results. Under this transition method, stock-based compensation expense for the first quarter of 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We recognize these compensation costs net of a forfeiture rate and recognize the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term. We estimate the forfeiture rate based on our historical experience.

  As part of the prospective adoption of SFAS 123R, we classified our tax benefit from stock option exercises as a financing activity on the statement of cash flows for the years ended December 31, 2007 and 2006. Tax benefits from the exercise of stock options in 2005 were $3.6 million. In addition, we elected the alternative transition method for calculating the beginning balance of the APIC pool as described by FASB Staff Position 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.”

  The following table illustrates the effect on net income after tax and net income per common share as if we had applied the fair value recognition provisions of SFAS 123 to stock-based compensation during the year ended December 31, 2005:

2005
(in millions, except
per share data)
Net income, as reported	$56.0
Deduct: Total employee stock option expense determined under the fair value method, net of tax	(22.3)
Pro forma net income	$33.7
Basic EPS, as reported	$1.12
Basic EPS, pro forma	$0.67
Diluted EPS, as reported	$1.10
Diluted EPS, pro forma	$0.67

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

DERIVATIVES We account for derivatives under FASB Statement No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. SFAS 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative qualifies under SFAS 133 as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value, and changes in the fair value of derivatives that do not qualify as hedges, are immediately recognized in earnings.

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

EFFECT OF NEW ACCOUNTING STANDARDS In September 2006, the FASB issued Statement No. 157 (SFAS 157), “Fair Value Measurements.” This statement clarifies the definition of fair value and establishes a fair value hierarchy. SFAS 157 is effective for us on January 1, 2008. We do not expect the impact of adoption to be material.

In February 2007, the FASB issued Statement No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for us on January 1, 2008. We do not expect the impact of adoption to be material.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

2.	RESTRUCTURING ACTIONS

In 2006, we took certain restructuring actions to realign and resize our production capacity and cost structure to current and projected operational and market requirements. In connection with these restructuring actions, we incurred charges for one-time termination benefits, asset impairments and environmental obligations of $340.7 million.

In 2007, we incurred charges in cost of sales for ongoing restructuring actions. In addition, we continue to make payments related to the charges incurred in 2006. A summary of this activity for 2007 and 2006 is shown below (in millions):

	One-time	Redeployment	Asset	Environmental
	Termination Benefits	of Assets	Impairments	Obligations	Total
Charges	$141.7	$—	$196.5	$2.5	$340.7
Cash utilization	(105.3)	—	—	—	(105.3)
Non-cash utilization	—	—	(196.5)	—	(196.5)
Accrual as of December 31, 2006	$36.4	$—	$—	$2.5	$38.9
Charges	53.1	14.0	11.6	—	78.7
Cash utilization	(66.6)	(14.0)	—	(0.3)	(80.9)
Non-cash utilization and accrual adjustments	(2.6)	—	(11.6)	—	(14.2)
Accrual as of December 31, 2007	$20.3	$—	$—	$2.2	$22.5

ONE-TIME TERMINATION BENEFITS In the third quarter of 2007, we offered the Buffalo Separation Program (BSP) to all hourly associates represented by the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) at our Buffalo Gear, Axle & Linkage (Buffalo) facility in New York. This voluntary separation program offered retirement or buyout incentives to approximately 650 eligible hourly associates. We recorded expense in 2007 of $42.3 million for the one-time termination benefits of this program and we paid $33.3 million of these costs as of December 31, 2007.

In 2007, approximately 90 associates represented by the International Association of Machinists (IAM) at our Tonawanda, New York and Detroit, Michigan facilities participated in a voluntary separation incentive program (VSIP) and elected to terminate employment with AAM. We recorded expense of $7.4 million for the estimated postemployment costs of these VSIPs in 2007 and we paid $6.7 million of these costs as of December 31, 2007.

The remaining one-time termination benefit charges of $3.4 million recorded in 2007 related to service earned in the period for estimated transition payments to certain salaried associates who terminated employment on or around December 31, 2007. We recorded $0.6 million in 2006 for the proportional amount of expense for service related to these payments as of December 31, 2006. We paid $1.0 million of these transition payments in 2007.

In the fourth quarter of 2006, we offered a Special Attrition Program (SAP) to approximately 6,000 UAW represented associates at AAM’s master agreement facilities. This program was designed to reduce our workforce. In 2006, approximately 1,500 associates participated in this attrition program. We recorded expense in 2006 of $131.4 million for the estimated postemployment costs of this program. We paid $23.7 million of these costs in 2007 and $101.2 million in 2006.

In 2006, we also offered a salaried retirement incentive program to eligible salaried associates in the U.S. As a result of 67 associates participating in this program, we recorded expense of $3.7 million in 2006. We paid $1.5 million of these costs in 2007 and $2.1 million in 2006.

In 2006, we approved a plan to reduce the salaried workforce in 2007. These associates will be provided postemployment benefits within the terms of our Layoff Severance Program (LSP), which determines an employee’s benefit based on current salary and prior service levels. Based on the approval of this action and the terms of the LSP, this liability was probable and estimable as of December 31, 2006. We recorded expense of $3.2 million for this involuntary separation program. We paid $0.3 million of this obligation in 2007.

We also recorded a charge to cost of sales of $2.8 million in 2006 related to postemployment benefits payable to associates in our European operations. We paid $0.1 million of this obligation in 2007 and $2.0 million in 2006.

We expect to make approximately $17 million in payments related to the remaining restructuring accrual of $22.5 million in 2008. We will continue to make payments related to this accrual through 2012.

In 2005, we recognized a pre-tax charge of $17.3 million related to a voluntary separation program whereby hourly associates received lump-sum payments to voluntarily terminate their employment with AAM.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

REDEPLOYMENT OF ASSETS In addition to the one-time termination benefits, we have also incurred charges related to the redeployment of assets to support capacity utilization initiatives. For the year ended December 31, 2007, we have expensed and paid $14.0 million related to these actions.

ASSET IMPAIRMENTS In 2007, we recorded an asset impairment charge of $11.6 million. The charge includes a $5.9 million reduction of the net book value of certain assets at our Buffalo facility, which was production idled in the fourth quarter of 2007. This charge also includes a $5.7 million write-off of the remaining net book value of assets previously classified as held for sale.

In 2006, we recorded asset impairment charges of $196.5 million associated with plans to idle a portion of our production capacity in the U.S. dedicated to the mid-size light truck product range and other capacity reduction initiatives. These plans resulted in the identification of assets to be disposed that became permanently idled. We recorded expense of $39.4 million related to the disposal or idling of these assets. In addition, we performed an impairment assessment in 2006 of certain “held for use” assets located at our Buffalo facility due to impairment indicators such as permanent declines in production volumes of mid-size SUVs and changes in the extent these long-lived assets will be used. Based on this analysis, we recorded an additional expense of $142.0 million and reduced the remaining useful lives of certain of these assets. This represents the reduction in net book value required to state these assets at their estimated fair value. Certain other long-lived assets classified as “held for sale” were written down to their estimated net realizable value based on quoted market prices. We recorded expense of $5.7 million for these assets. The remaining net book value of the held for sale assets of $5.6 million was classified as other assets and deferred charges on our consolidated balance sheet as of December 31, 2006.

As a result of the asset impairments relating to our machinery and equipment, certain machine repair parts classified as indirect inventory were impaired. We recorded a charge of $9.4 million related to the write down of their net book value to the estimated net realizable value at year-end 2006.

ENVIRONMENTAL OBLIGATIONS In 2006, based on the determination of certain assets as permanently idled, the settlement methods and timing of environmental obligations related to our Buffalo facility were reasonably estimable. Based on management’s best estimate of the costs, we recorded a charge of $2.5 million. In 2007, we made payments of $0.3 million related to this accrual. As of December 31, 2007, the accrual for this liability was $2.2 million.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

3.  LONG-TERM DEBT AND LEASE OBLIGATIONS

  Long-term debt consists of the following:

	2007	2006
	(in millions)
Revolving credit facility	$—	$100.0
7.875% Notes	300.0	—
5.25% Notes, net of discount	249.8	249.8
2.00% Convertible Notes	2.7	2.7
Term Loan due 2012	250.0	—
Term Loan due 2010	—	250.0
Uncommitted lines of credit	—	33.5
Foreign credit facilities	46.7	33.7
Capital lease obligations	8.9	2.5
Long-term debt	$858.1	$672.2

REVOLVING CREDIT FACILITY Our Revolving Credit Facility bears interest at rates based on LIBOR or an alternate base rate, plus an applicable margin, which runs until April 2010. At December 31, 2007, $571.7 million was available under the Revolving Credit Facility, which reflected a reduction of $28.3 million for standby letters of credit issued against the facility.

The Revolving Credit Facility provides back-up liquidity for our foreign credit facilities and uncommitted lines of credit. We intend to use the availability of long-term financing under the Revolving Credit Facility to refinance any current maturities related to such debt agreements that are not otherwise refinanced on a long-term basis in their respective markets. Accordingly, we have classified $40.3 of current maturities as long-term debt.

7.875% NOTES In the first quarter of 2007, we issued $300.0 million of 7.875% senior unsecured notes due 2017. Net proceeds from these notes were used for general corporate purposes, including payment of amounts outstanding under our Revolving Credit Facility. In 2007, we paid debt issuance costs of $5.2 million related to the 7.875% Notes.

5.25% NOTES The 5.25% Notes are senior unsecured obligations due February 2014.

2.00% CONVERTIBLE NOTES In 2006, the 2.00% senior convertible notes due 2024 became convertible into cash under terms of the indenture. A total of $147.3 million of the notes was converted into cash in 2006 and $2.7 million of the notes remain outstanding as of December 31, 2007. We had been amortizing fees and expenses associated with the 2.00% Convertible Notes over the expected life of the notes. As a result of these conversions, we expensed the proportional amount of unamortized debt issuance costs in 2006, which totaled $2.7 million.

TERM LOAN DUE 2012 On June 14, 2007, we entered into a $250.0 million senior unsecured term loan that matures in June 2012. Borrowings under the Term Loan due 2012 bear interest payable at rates based on LIBOR or an alternate base rate, plus an applicable margin. Proceeds from this borrowing were used for general corporate purposes, including the payment of amounts outstanding under the senior unsecured term loan scheduled to mature in April 2010. In 2007, we paid $2.3 million in debt issuance costs related to the Term Loan due 2012.

TERM LOAN DUE 2010 In 2006, we entered into a $250.0 million senior unsecured term loan due in April 2010. Proceeds from this financing were used for general corporate purposes and to finance payments related to the cash conversion of the 2.00% Convertible Notes. On June 28, 2007, we voluntarily prepaid the amounts outstanding under our Term Loan due 2010. Upon repayment, we expensed $3.0 million of unamortized debt issuance costs and $2.5 million of prepayment premiums. We had been amortizing the debt issuance costs over the expected life of the borrowing.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

LEASES We lease certain facilities, machinery and equipment under capital leases expiring at various dates. In 2007, we entered into a capital lease of $6.7 million related to a lease renewal for one of our U.S. manufacturing facilities.  The gross asset cost of our capital leases was $16.1 million at December 31, 2007 and $9.4 million at December 31, 2006.  The net book value included in property, plant and equipment, net on the balance sheet was $8.9 million and $2.8 million at December 31, 2007 and 2006, respectively.  The weighted-average interest rate on these capital lease obligations at December 31, 2007 was 8.5%.

We also lease certain facilities, machinery and equipment under operating leases expiring at various dates. Pursuant to these operating leases, we have the option to purchase the underlying machinery and equipment on specified dates. In 2006, we renewed and amended equipment leases totaling $33.6 million, elected to exercise our purchase option for $71.8 million of assets and entered into sale-leaseback transactions totaling $34.8 million. These transactions did not result in a significant loss or deferred gain. Existing lease repurchase options are $42.7 million through 2012. Future minimum payments under noncancelable operating leases are as follows: $17.9 million in 2008, $16.3 million in 2009, $15.5 million in 2010, $13.5 million in 2011, $9.5 million in 2012 and $0.7 million thereafter. Our total expense relating to operating leases was $18.8 million, $28.0 million and $32.2 million in 2007, 2006 and 2005, respectively.

UNCOMMITTED LINES OF CREDIT In 2007, we had access to $60.0 million of uncommitted bank lines of credit. At December 31, 2007, there was no balance outstanding under such uncommitted bank lines of credit.

FOREIGN CREDIT FACILITIES We utilize local currency credit facilities to finance the operations of certain foreign subsidiaries. These credit facilities, some of which are guaranteed by Holdings and/or AAM, Inc., expire at various dates through December 2011. At December 31, 2007, $46.7 million was outstanding under these facilities and an additional $109.9 million was available.

DEBT COVENANTS The Revolving Credit Facility contains operating covenants which, among other things, require us to comply with a leverage ratio and maintain a minimum level of net worth. Our ability to incur certain types of liens and amounts of indebtedness, merge into another company or sell all or substantially all of our assets is also limited by the Revolving Credit Facility and Term Loan due 2012.

DEBT MATURITIES Aggregate maturities of long-term debt are as follows (in millions):

2008	$40.3
2009	0.7
2010	2.6
2011	8.1
2012	251.0
Thereafter	555.4
Total	$858.1

INTEREST EXPENSE AND INTEREST INCOME Interest expense was $61.6 million in 2007, $39.0 million in 2006 and $27.9 million in 2005. Interest expense increased in 2007 as compared to 2006 and in 2006 as compared to 2005 due to higher average outstanding borrowings and higher average interest rates.

   Interest income was $9.3 million in 2007, $0.2 million in 2006 and $0.7 million in 2005. Interest income increased in 2007 because of higher cash and cash equivalent balances in 2007 as compared to 2006 and 2005.

    We capitalized interest of $6.4 million in 2007, $7.2 million in 2006 and $5.7 million in 2005.

The weighted-average interest rate of our long-term debt outstanding at December 31, 2007 was 7.8% as compared to 8.0% and 4.7% at December 31, 2006 and 2005, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

4.     DERIVATIVES AND RISK MANAGEMENT

DERIVATIVE FINANCIAL INSTRUMENTS In the normal course of business, we are exposed to market risk associated with changes in foreign currency exchange rates and interest rates. To manage a portion of these inherent risks, we purchase certain types of derivative financial instruments, from time to time, based on management’s judgment of the tradeoff between risk, opportunity and cost. We do not hold or issue derivative financial instruments for trading or speculative purposes.

CURRENCY FORWARD CONTRACTS Because a majority of our business is denominated in U.S. dollars, we do not currently have significant exposures relating to currency exchange risk. From time to time, we use foreign currency forward contracts to reduce the effects of fluctuations in exchange rates, primarily relating to the Mexican Peso, Euro, Pound Sterling, Brazilian Real and Canadian Dollar. We had currency forward contracts with a notional amount of $41.8 million and $33.5 million outstanding at December 31, 2007 and 2006, respectively.

INTEREST RATE SWAPS We are exposed to variable interest rates on certain credit facilities. From time to time, we use interest rate hedging to reduce the effects of fluctuations in market interest rates. We have hedged a portion of the interest rate risk by entering into an interest rate swap with a notional amount of $200.0 million as of December 31, 2007. This notional amount reduces to $100.0 million in December 2008 and expires in April 2010. This interest rate swap converts variable rate financing based on 3-month LIBOR into fixed U.S. dollar rates. The fair value of our interest rate swap was a liability of $5.8 million and $3.3 million at December 31, 2007 and 2006, respectively.

We have designated interest rate swaps as effective cash flow hedges of the related debt and reflect the net cost of such agreements as an adjustment to interest expense over the lives of the debt agreements. The ineffective portion of any such hedge is included in current earnings. The impact of hedge ineffectiveness was not significant in any of the periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair values due to the short-term maturities of these assets and liabilities. The carrying value of our borrowings under the foreign credit facilities approximates their fair value due to the frequent resetting of the interest rates. At December 31, 2007, we have estimated the fair value of the Term Loan due 2012, 7.875% Notes and 5.25% Notes, using available market information, to be $232.5 million, $271.5 million and $210.0 million, respectively.

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

Sales to General Motors Corporation (GM) were approximately 78%, 76% and 78% of our total net sales in 2007, 2006 and 2005, respectively. Accounts receivable due from GM were $179.3 million at year-end 2007 and $200.6 million at year-end 2006. Sales to Chrysler LLC (Chrysler) were approximately 12% of our total net sales in 2007, 14% in 2006 and 13% in 2005. Accounts receivable due from Chrysler were $40.1 million at year-end 2007 and $82.6 million at year-end 2006. No other single customer accounted for more than 10% of our consolidated net sales in any year presented.

5.    STOCKHOLDER RIGHTS PLAN

In September 2003, our Board of Directors adopted a Stockholder Rights Plan (the Rights Plan) and declared a dividend of one preferred share purchase right for each outstanding share of common stock for stockholders of record on September 25, 2003. The Rights Plan provides a reasonable means of safeguarding the interests of all stockholders against unsolicited takeover attempts at a price not reflective of the company’s fair value. The Rights Plan is designed to give the Board of Directors sufficient time to evaluate and respond to an unsolicited take over attempt and to encourage anyone or group considering such action to negotiate first with the Board of Directors.

In July 2006, the Nominating/Corporate Governance Committee of the Board of Directors conducted an independent evaluation of the Rights Plan and concluded that it would be in the best interest of AAM and its shareholders to maintain the Rights Plan as adopted in September 2003, without modification.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

6.     EMPLOYEE BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT DEFINED BENEFIT PLANS We sponsor various qualified and non-qualified defined benefit pension plans for our eligible associates. We also maintain hourly and salaried benefit plans that provide postretirement medical, dental, vision and life insurance benefits (OPEB) to our eligible retirees and their dependents in the U.S. We also provide benefits under collective bargaining agreements to a majority of our hourly associates.

In September 2006, the FASB issued Statement No. 158 (SFAS 158), “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans.” This statement amended FASB Statement Nos. 87, 88, 106 and 132R. This statement requires companies to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and obligations that determine its funded status as of the end of the fiscal year and recognize changes in the funded status of a defined benefit postretirement plan in other comprehensive income in the year in which the changes occur.

We adopted the balance sheet provision of SFAS 158 at December 31, 2006. We adopted the measurement date provision of SFAS 158 as of January 1, 2007. As a result of the adoption of the measurement date provision, we recorded a net transition adjustment of $12.0 million in the first quarter of 2007 to the opening retained earnings balance related to the net periodic benefit cost for the period between September 30, 2006 and January 1, 2007.

Actuarial valuations of our benefit plans were made as of December 31, 2007 and September 30, 2006. The principal weighted-average assumptions used in the valuation of our U.S. and non-U.S. plans appear in the following table. The U.S. discount rates are based on an actuarial review of a hypothetical portfolio of long-term, high quality corporate bonds matched against the expected payment stream for each of our plans. The non-U.S. discount rate is based on a review of long-term bonds, in consideration of the average duration of plan liabilities. The assumptions for expected return on plan assets are based on a review of long-term historical returns and future capital market expectations for the asset classes represented within our portfolios. The rates of increase in compensation and health care costs are based on current market conditions, inflationary expectations and historical information.

	Pension Benefits						Other Postretirement Benefits
	2007		2006		2005		2007	2006	2005
	U.S.	Non-U.S.	U.S.	Non-U.S	U.S.	Non-U.S.
Discount rate	6.45%	5.70%	6.05%	5.00%	5.80%	5.00%	6.55%	6.10%	5.90%
Expected return on plan assets	8.50%	6.50%	8.50%	7.50%	8.00%	8.00%	N/A	N/A	N/A
Rate of compensation increase	3.75%	3.80%	3.75%	3.25%	4.25%	3.25%	3.75%	3.75%	4.25%

The weighted-average asset allocations of our pension plan assets at December 31, 2007 and September 30, 2006 appear in the following table. The asset allocation for our plans is developed in consideration of the demographics of the plan participants and expected payment stream of the benefit obligation.

	U.S.			Non-U.S.
			Target			Target
	2007	2006	Allocation	2007	2006	Allocation
Equity securities	71.0%	70.8%	65% - 70%	73.0%	72.0%	65% - 70%
Fixed income securities	25.5%	29.1%	30% - 35%	26.0%	27.0%	30% - 35%
Cash	3.5%	0.1%	0% - 5%	1.0%	1.0%	0% - 5%
Total	100.0%	100.0%		100.0%	100.0%

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
The accumulated benefit obligation for all defined benefit pension plans was $589.9 million and $549.4 million at December 31, 2007 and September 30, 2006, respectively. The following table summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to the net benefit plan liability:

	Pension Benefits		Other Postretirement Benefits
	2007	2006	2007	2006
	(in millions)		(in millions)
Change in benefit obligation
Benefit obligation at beginning of year	$555.3	$561.6	$411.7	$505.1
Service cost	21.4	33.0	25.3	40.2
Interest cost	34.9	33.7	28.5	31.7
Plan amendments	—	(1.3)	—	(26.2)
Actuarial (gain) loss	(39.1)	(48.8)	(41.5)	(71.7)
SFAS 158 transition adjustment	28.1	—	29.9	—
Participant contributions	1.4	1.7	—	—
Special termination benefits	16.1	5.4	16.9	0.9
Curtailments	(5.1)	(28.7)	(16.9)	(64.0)
Benefit payments	(19.2)	(13.5)	(9.0)	(4.3)
Currency fluctuations	2.2	12.2	—	—
Net change	40.7	(6.3)	33.2	(93.4)
Benefit obligation at end of year	596.0	555.3	444.9	411.7

Change in plan assets
Fair value of plan assets at beginning of year	460.2	412.7	—	—
Actual return on plan assets	24.7	39.0	—	—
SFAS 158 transition adjustment	27.9	—	—	—
Employer contributions	19.9	11.6	9.0	4.3
Participant contributions	1.4	1.7	—	—
Benefit payments	(19.2)	(13.5)	(9.0)	(4.3)
Currency fluctuations	1.6	8.7	—	—
Net change	56.3	47.5	—	—
Fair value of plan assets at end of year	516.5	460.2	—	—

Funded status - U.S. plans at December 31, 2007 and September 30, 2006	(63.1)	(67.4)	(444.9)	(411.7)
Funded status - Non-U.S. plan at December 31, 2007 and September 30, 2006	(16.4)	(27.7)	—	—
Fourth quarter contribution	—	3.0	—	1.2
Net liability at December 31	$(79.5)	$(92.1)	$(444.9)	$(410.5)

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Amounts recognized in our balance sheets are as follows:
	Pension Benefits		Other Postretirement Benefits
	2007	2006	2007	2006
	(in millions)		(in millions)
Noncurrent assets	$13.3	$8.7	$—	$—
Current liabilities	(1.2)	(25.0)	(7.8)	(6.5)
Noncurrent liabilities	(91.6)	(75.8)	(437.1)	(404.0)
Net liability at December 31	$(79.5)	$(92.1)	$(444.9)	$(410.5)

  Amounts recognized in accumulated other comprehensive (income) loss in 2007 and 2006 consists of:

	Pension Benefits		Other Postretirement Benefits
	2007	2006	2007	2006
	(in millions)		(in millions)
Minimum pension liability adjustment, including SFAS 158 transition	$—	$(84.6)	$—	$—
Net actuarial (gain) loss	(33.8)	33.4	(25.2)	(11.2)
Net prior service (credit) cost	(5.2)	20.3	5.8	(37.1)
Total amount recognized	$(39.0)	$(30.9)	$(19.4)	$(48.3)

  The components of net periodic benefit cost are as follows:

	Pension Benefits			Other Postretirement Benefits
	2007	2006	2005	2007	2006	2005
Net Periodic Benefit Cost	(in millions)			(in millions)
Service cost	$21.4	$33.0	$32.7	$25.3	$40.2	$38.1
Interest cost	34.9	33.7	31.3	28.5	31.7	28.9
Expected asset return	(38.3)	(32.0)	(30.3)	—	N/A	N/A
Amortized actuarial loss	1.5	5.0	4.5	—	5.2	3.9
Amortized prior service cost (credit)	2.3	3.0	3.1	(3.0)	(1.7)	(0.8)
Special termination benefits	16.1	5.4	—	16.9	0.9	—
Curtailments	(2.9)	4.0	—	(17.4)	(7.1)	—
Net periodic benefit cost	$35.0	$52.1	$41.3	$50.3	$69.2	$70.1

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 are $0.9 million and $2.1 million, respectively. The estimated net actuarial loss and prior service credit for the other defined benefit postretirement plans that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 is $0.2 million and $2.8 million, respectively.

For measurement purposes, a weighted average annual increase in the per-capita cost of covered health care benefits of 8.6% was assumed for 2008. The rate was assumed to decrease gradually to 5.0% by 2014 and to remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0% increase in the assumed health care cost trend rate would have increased total service and interest cost in 2007 and the postretirement obligation at December 31, 2007 by $11.6 million and $84.6 million, respectively. A 1.0% decrease in the assumed health care cost trend rate would have decreased total service and interest cost in 2007 and the postretirement obligation at December 31, 2007 by $8.9 million and $65.8 million, respectively.

The expected future pension and postretirement benefits be paid for each of the next five years and in the aggregate for the succeeding five years thereafter are as follows: $32.3 million in 2008; $37.8 million in 2009; $41.3 million in 2010; $44.8 million in 2011; $48.5 million in 2012 and $295.1 million in 2013 through 2017. These amounts were estimated using the same assumptions to measure our 2007 year-end pension and postretirement benefit obligation and include an estimate of future employee service.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

CONTRIBUTIONS We currently estimate our regulatory pension funding requirements in 2008 to be less than $5 million. We expect our cash outlay for other postretirement benefit obligations to be between $5 million and $10 million in 2008.

ATTRITION AND SEPARATION PROGRAMS In 2007, as a result of the BSP, the funded status of certain U.S. hourly defined benefit pension and OPEB plans was remeasured as of November 15, 2007. In connection with this remeasurement, we recorded net expense of $13.9 million for the curtailment of certain pension and other postretirement benefits and related special termination benefits. In addition, we recorded expense of $0.4 million in 2007 for special termination benefits related to the participation in two voluntary separation incentive programs offered to IAM represented associates. We also recorded a curtailment gain of $1.6 million related to the salaried workforce reductions that occurred in 2007.

In 2006, as a result of the SAP, the funded status of certain U.S. hourly defined benefit pension and OPEB plans was remeasured as of December 7, 2006. In connection with this remeasurement, we recorded net expense of $9.7 million for the curtailment of certain pension and other postretirement benefits and related special termination benefits.

See Note 2 - Restructuring Actions for more detail on these attrition and separation programs.

  AMENDMENTS TO SALARIED PENSION AND OPEB PLANS  In 2006, we amended our U.S. salaried defined benefit pension and OPEB plans. Depending on the plan, these amendments became effective on December 31, 2006 or January 1, 2007. Under the amended defined benefit pension plans, benefits for active participants as of December 31, 2006 who will be eligible for early or normal retirement on or before December 1, 2011 will be frozen on December 31, 2011. Pension benefits for all other active salaried participants in the U.S. defined benefit pension plans were frozen on December 31, 2006. Under the amended salaried OPEB plan, future benefits for associates hired prior to January 1, 2002 who retire after December 1, 2007 have been reduced or eliminated.

These amendments resulted in a curtailment of certain benefits under our salaried defined benefit pension and OPEB plans. As a result of the curtailment, the funded status of our U.S. salaried defined benefit pension and OPEB plans was remeasured as of August 1, 2006. We recognized a net curtailment gain of $6.5 million in 2006 as a result of the amendments.

DEFINED CONTRIBUTION PLANS Most of our U.S. associates are eligible to participate in voluntary savings plans. As of December 31, 2006, our maximum match was 50% of salaried associates contributions up to 6% of their eligible salary. In 2007, our maximum match increased to 50% of salaried associates’ contribution up to 10% of their eligible salary. Matching contributions amounted to $3.7 million in 2007, $3.1 million in 2006 and $2.6 million in 2005. Our common stock is an investment option for our participants under these plans.

Also in 2007, participants in the salaried retirement programs whose benefits were frozen on December 31, 2006 and new U.S. salaried associates hired in 2007 received an additional annual retirement contribution between 3% to 5% of eligible salary, depending on years of service. We made related contributions of $3.2 million in 2007.

DEFERRED COMPENSATION PLAN Certain U.S. associates are eligible to participate in a non-qualified deferred compensation plan. Payments of $1.9 million and $1.0 million have been made in 2007 and 2006, respectively, to eligible associates that have elected distributions. At December 31, 2007 and 2006, our deferred compensation liability was $14.2 million and $14.5 million, respectively. We recognized $1.4 million, $1.3 million and $0.9 million of expense related to this deferred compensation plan in 2007, 2006 and 2005, respectively.

SEVERANCE OBLIGATIONS AND OTHER POSTEMPLOYMENT BENEFITS In 2006, we recorded a $91.2 million charge to cost of sales relating to supplemental unemployment benefits (SUB) estimated to be payable to UAW represented associates who were expected to be permanently idled through the end of the current collective bargaining agreement that expires in February 2008. The collective bargaining agreement between AAM and the UAW contains a SUB provision, pursuant to which we are required to pay eligible idled workers certain benefits. In prior periods, the cost of SUB and related benefits paid to associates on layoff was expensed as incurred. In the third quarter of 2006, several factors contributed to a condition in which future SUB costs became both probable and reasonably estimable. These factors include the conclusion of mid-contract negotiations with the UAW regarding SUB, the approval of a supplemental new hire agreement with the UAW, the agreement with the UAW to offer the SAP, plant loading decisions affecting current and future production programs and revised production schedules by both GM and Chrysler on major AAM platforms. The participation in the SAP of approximately 1,500 associates reduced the number of associates that we expected to be permanently idled. Therefore, we revised our estimate of SUB to be paid pursuant to the current agreement and reduced this liability to $13.2 million as of December 31, 2006.

In 2007, we paid $11.3 million of this accrual and adjusted our estimate of SUB costs to be paid to such workers through February 25, 2008. At December 31, 2007, the accrual for SUB was $4.7 million.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

7.     STOCK-BASED COMPENSATION

At December 31, 2007, we have stock-based compensation outstanding under two stock compensation plans approved by our stockholders. Under these plans, a total of 19.1 million shares have been authorized for issuance to our directors, officers and certain other associates in the form of options, nonvested stock or other awards that are based on the value of our common stock. Shares available for future grants at December 31, 2007 were 2.5 million.

STOCK OPTIONS Under the terms of the Plans, stock options are granted at the market price of the stock on the grant date. The contractual term of outstanding stock options ranges from 10 to 12 years. We issue new shares to satisfy stock-based awards.

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

The following table summarizes activity relating to our stock options:

		Weighted-Average
	Number of	Exercise Price
	Shares	Per Share
	(in millions, except per share data)
Outstanding at January 1, 2005	7.3	$21.82
Granted	0.3	26.24
Exercised	(0.6)	7.70
Canceled	(0.2)	29.22
Outstanding at December 31, 2005	6.8	$23.00
Granted	0.3	15.58
Exercised	(0.2)	5.42
Canceled	(0.1)	28.39
Outstanding at December 31, 2006	6.8	$23.10
Granted	0.3	26.02
Exercised	(0.9)	15.25
Canceled	(0.1)	32.76
Outstanding at December 31, 2007	6.1	$24.16

		Weighted-Average
	Number of	Exercise Price
	Shares	Per Share
	(in millions, except per share data)

Exercisable at December 31, 2005	6.8	$22.96
Exercisable at December 31, 2006	6.4	$23.51
Exercisable at December 31, 2007	5.5	$24.40

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

As of December 31, 2007, unrecognized compensation cost related to nonvested stock options totaled $1.6 million. The weighted average period over which this cost is expected to be recognized is approximately two years. The total intrinsic value of options outstanding and exercisable as of December 31, 2007 was $11.5 million and $10.8 million, respectively. The total intrinsic value of stock options exercised in 2007 and 2006 was $10.8 million and $3.0 million, respectively.

The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2007:

		Weighted-Average	Weighted-	Number of	Weighted-Average
	Outstanding	Exercise Price	Average	Stock Options	Exercise Price
	Stock Options	Per Share	Contractual Life	Exercisable	Per Share
	(in millions, except per share data)		(in years)	(in millions, except per share data)
Range of exercise prices
$4.26	0.3	$4.26	1.8	0.3	$4.26
$8.85	0.5	8.85	3.3	0.5	8.85
$9.15 - $ 15.58	0.9	15.29	4.5	0.6	14.50
$18.40 - $ 23.73	1.3	23.66	5.1	1.3	23.68
$24.13 - $ 28.45	1.7	24.98	5.6	1.4	24.75
$32.13 - $ 40.83	1.4	38.56	6.1	1.4	38.56
	6.1	$24.16	5.1	5.5	$24.40

We estimated the fair value of our employee stock options on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Expected volatility	44.26%	41.31%	41.64%
Risk-free interest rate	4.46%	4.78%	4.36%
Dividend yield	2.30%	3.70%	2.25%
Expected life of options	8 years	7 years	7 years
Weighted-average grant-date fair value	$11.13	$5.33	$10.50

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

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

OTHER STOCK-BASED COMPENSATION We also awarded performance accelerated restricted stock and restricted stock units (PARS and RSUs, respectively) under our 1999 Stock Incentive Plan. Prior to the adoption of SFAS 123R, the total amount of compensation expense associated with the PARS was recorded as unearned compensation and was presented as a separate component of stockholders’ equity. In 2006, as required by SFAS 123R, the remaining unearned compensation was eliminated against paid-in-capital. The total amount of compensation expense associated with the RSUs is recorded as an accrued liability when incurred. The PARS and RSUs vest over three to five years contingent upon the satisfaction of future financial performance targets specified by the plan. The unearned compensation is expensed over the expected vesting period.

  The following table summarizes activity relating to our PARS and RSUs:

		Weighted-Average
		Grant Date Fair
	Number of	Value per
	Shares/Units	Share/Unit
	(in millions, except per share data)
Outstanding at January 1, 2005	—	—
Granted	1.0	$25.14
Vested	—	—
Canceled	*	$26.68
Outstanding at December 31, 2005	1.0	25.11
Granted	0.9	$15.80
Vested	*	26.68
Canceled	(0.1)	$21.42
Outstanding at December 31, 2006	1.8	$20.46
Granted	0.9	26.07
Vested	(0.2)	22.78
Canceled	(0.2)	21.90
Outstanding at December 31, 2007	2.3	$22.33

____________

*	Activity for the period was less than 100,000 shares

As of December 31, 2007, unrecognized compensation cost related to nonvested PARS and RSUs totaled $21.4 million. The weighted average period over which this cost is expected to be recognized is approximately two years. In 2007 and 2006, the total fair market value of PARS and RSUs vested was $5.5 million and $0.6 million, respectively.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

8.     INCOME TAXES

Income (loss) before income taxes for U.S. and non-U.S. operations was as follows:

	2007	2006	2005
	(in millions)
U.S. income (loss)	$(55.1)	$(422.7)	$53.2
Non-U.S. income	72.7	67.2	26.8
Total income (loss) before income taxes	$17.6	$(355.5)	$80.0

The following is a summary of the components of our provisions for income taxes:

	2007	2006	2005
	(in millions)
Current
Federal	$11.1	$21.1	$5.9
Other state and local	0.9	(2.5)	4.5
Foreign	6.1	20.7	14.7
Total current	18.1	39.3	25.1
Deferred
Federal	(32.6)	(162.2)	(1.3)
Other state and local	0.6	(6.0)	(1.6)
Foreign	(5.5)	(4.1)	1.8
Total deferred	(37.5)	(172.3)	(1.1)
Total income tax expense (benefit)	$(19.4)	$(133.0)	$24.0

The following is a reconciliation of our provision for income taxes to the expected amounts using statutory rates:

	2007	2006	2005
Federal statutory	35.0%	35.0%	35.0%
Foreign income taxes	(129.6)	(2.9)	(1.9)
State and local	6.6	2.1	1.8
Federal tax credits	(29.8)	3.8	(5.3)
Other	7.1	(0.6)	0.4
Effective income tax rate	(110.7)%	37.4%	30.0%

The change in the 2007 tax rate as compared to 2006 and 2005 is primarily the result of recognizing the deferred income tax benefit of current year losses in the U.S. and the tax rate impact of an increase in foreign source income, which carries a lower overall effective tax rate than U.S. income.  In 2007, the change in the effective tax rate also reflects the impact of tax deductions on a smaller base of income (loss) before income taxes.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The following is a summary of the significant components of our deferred tax assets and liabilities:

	2007	2006
	(in millions)
Current deferred tax assets
Employee benefits	$18.7	$29.6
Inventory	6.6	5.2
Prepaid taxes and other	6.5	5.1
Valuation allowance	(2.9)	(2.3)
Total current deferred tax assets	28.9	37.6

Current deferred tax liabilities
Inventory and other	(4.3)	(6.9)
Current deferred tax asset, net	$24.6	$30.7

Noncurrent deferred tax assets
Employee benefits	$221.8	$203.6
NOL carryforwards	32.1	23.8
Tax credit carryforwards	30.7	25.1
Capital allowance carryforwards	27.2	12.6
Fixed assets	—	6.5
Capitalized expenditures	28.6	—
Other	12.9	9.0
Valuation allowances	(39.4)	(36.7)
Noncurrent deferred tax assets, net	313.9	243.9

Noncurrent deferred tax liabilities
Fixed assets and other	(241.8)	(215.0)
Noncurrent deferred tax asset net	$72.1	$28.9

Noncurrent deferred tax assets and liabilities recognized in our balance sheets are as follows:

	2007	2006
	(in millions)
U.S. federal deferred tax asset, net	$60.5	$23.5
Other foreign deferred tax asset, net	11.6	5.4
Noncurrent deferred tax asset, net	$72.1	$28.9

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The deferred income tax assets and liabilities summarized above reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. At year-end 2007 and 2006, our net noncurrent foreign deferred tax asset was primarily attributable to timing differences related to the pension liability for our foreign operations. At year-end 2007, our net noncurrent U.S. federal deferred tax asset was principally comprised of the timing difference of employee benefits not yet deductible for tax purposes and other tax credit carryforwards offset by the impact of accelerated tax depreciation.

Our deferred tax asset valuation allowances at December 31, 2007 and 2006 are principally related to foreign net operating losses and capital allowance carryforwards. Although these carryforwards do not expire, we considered prior operating results and future plans, as well as the utilization period of other temporary differences, in determining the amount of our valuation allowances. In 2007 and 2006, we realized a portion of such tax benefits.

We are required to estimate whether recoverability of our deferred tax assets is more likely than not, based on forecasts of taxable income in the related tax jurisdictions. In this estimate, we use historical results, projected future operating results based upon approved business plans, eligible carry-forward periods, tax planning opportunities and other relevant considerations. This includes the consideration of tax law changes, a history of profitability and the uncertainty of future projected profitability.

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a "more likely than not" recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The impact of adopting FIN 48 was not material.

To the extent our uncertain tax positions do not meet the “more likely than not” threshold, we have derecognized such positions. To the extend our uncertain tax positions meet the “more likely than not” threshold, we have measured and recorded the highest probable benefit, and have established appropriate reserves for benefits that exceed the amount likely to be defended upon examination.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits are as follows:

	Unrecognized Tax	Interest and
	Benefits	Penalties
	(in millions)
Balance at January 1, 2007	$27.7	$1.0
Increase in prior year tax positions	5.1	1.3
Decrease in prior year tax positions	(2.1)	—
Increase in current year tax positions	3.3	—
Statute of limitations release	(2.8)	(0.4)
Settlement	—	(0.1)
Balance at December 31, 2007	$31.2	$1.8

At December 31, 2007, we had $31.2 million of net unrecognized income tax benefits. Included in the balance at December 31, 2007 is $5.7 million for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2007, we recognized $1.0 million of interest and penalties in income tax expense. We had $1.8 million and $1.0 million for the payment of interest and penalties accrued at December 31, 2007 and 2006, respectively.

We file income tax returns in the U.S. federal jurisdiction, as well as various states and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. The Internal Revenue Service (IRS) commenced an examination of our U.S income tax returns for 2004 and 2005 in the first quarter of 2007. At this time, we are also under audit in several foreign jurisdictions.

Based on the status of the IRS audit and audits outside the U.S. and the protocol of finalizing audits by the relevant tax authorities, it is not possible to estimate the impact of changes, if any, to previously recorded uncertain tax positions. However, as of December 31, 2007, the IRS and other foreign tax authorities have proposed certain adjustments to our taxable income that would impact its liability for unrecognized tax benefits. Although it is not possible to predict the timing of the conclusion of all ongoing audits with accuracy, we anticipate that the current U.S. IRS audit will be complete by the end of 2008. It is reasonably possible that a reduction in the unrecognized tax benefits may occur; however, quantification of an estimated range cannot be made at this time.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

9.	EARNINGS (LOSS) PER SHARE (EPS)

The following table sets forth the computation of our basic and diluted EPS:

	2007	2006	2005
	(in millions, except per share data)
Numerator
Net income (loss)	$37.0	$(222.5)	$56.0
Denominators
Basic shares outstanding – Weighted-average shares outstanding	51.1	50.4	50.1
Effect of dilutive securities – Dilutive stock-based compensation	1.6	—	1.0
Diluted shares outstanding – Adjusted weighted-average shares after assumed conversions	52.7	50.4	51.1
Basic EPS	$0.72	$(4.42)	$1.12
Diluted EPS	$0.70	$(4.42)	$1.10

Basic and diluted loss per share in 2006 is the same because the effect of 1.0 million potentially dilutive shares would have been antidilutive

Certain exercisable stock options were excluded in the computations of diluted EPS because the exercise price of these options was greater than the average annual market prices. The number of stock options outstanding excluded in the calculation of diluted EPS was 1.9 million at year-end 2007, 4.7 million at year-end 2006 and 4.7 million at year-end 2005. The ranges of exercise prices related to these excluded exercisable stock options were $26.02 - $40.83 at year-end 2007, $19.54 - $40.83 at year-end 2006 and $23.73 - $40.83 at year-end 2005.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

10.	COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS Obligated purchase commitments for capital expenditures were approximately $158.4 million at December 31, 2007 and $97.1 million at December 31, 2006.

LEGAL PROCEEDINGS We are involved in various legal proceedings incidental to our business. Although the outcome of these matters cannot be predicted with certainty, we do not believe that any of these matters, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

ENVIRONMENTAL OBLIGATIONS We are subject to various federal, state, local and foreign environmental and occupational safety and health laws, regulations and ordinances, including those regulating air emissions, water discharge, waste management and environmental cleanup. We will continue to closely monitor our environmental conditions to ensure that we are in compliance with all laws, regulations and ordinances. GM has agreed to indemnify and hold us harmless against certain environmental conditions existing prior to our purchase of the assets from GM on March 1, 1994. GM’s indemnification obligations terminated on March 1, 2004 with respect to any new claims that we may have against GM. We have made, and will continue to make, capital and other expenditures to comply with environmental requirements, including recurring administrative costs . Such expenditures were not significant during 2007, 2006 and 2005.

Due to the nature of our operations, we have legal obligations to perform asset retirement activities pursuant to federal, state, and local environmental requirements. The process of estimating environmental liabilities is complex. Significant uncertainty may exist related to the timing and method of the settlement of these obligations. Therefore, these liabilities are not reasonably estimable until a triggering event occurs that allows us to estimate a range and assess the probabilities of potential settlement dates and the potential methods of settlement. As of December 31, 2007, we have a liability of $2.2 million for environmental obligations related to our Buffalo facility.

In the future, we will update our estimated costs and potential settlement dates and methods and their associated probabilities based on available information. Any update may change our estimate and could result in a material adjustment to this liability.

PRODUCT WARRANTIES We record a liability for estimated warranty obligations at the dates our products are sold. Our estimated warranty obligations for products sold are based on management estimates. For products and customers with actual warranty payment experience, we estimate warranty costs principally based on past claims history. For certain products and customers, actual warranty payment experience does not exist or is not mature. In these cases, we estimate our costs based on our contractual arrangements with individual customers, existing customer warranty programs, sales history and internal and external warranty data. The following table provides a reconciliation of changes in the product warranty liability as of December 31:

	2007	2006
	(in millions)
Beginning balance	$3.9	$2.2
Accruals	4.1	3.1
Settlements	(1.2)	(1.6)
Foreign currency translation and other	—	0.2
Ending balance	$6.8	$3.9

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

11.   SEGMENT AND GEOGRAPHIC INFORMATION

We operate in one reportable segment: the manufacture, engineer, design and validate driveline systems and related components and chassis modules for trucks, SUVs, passenger cars and crossover utility vehicles. Financial information relating to our operations by geographic area is presented in the following table. Net sales are attributed to countries based upon location of customer. Long-lived assets exclude deferred income taxes.

	2007	2006	2005
	(in millions)
Net sales
United States	$2,069.0	$2,199.3	$2,323.6
Canada	385.3	259.2	316.8
Mexico and South America	666.4	597.9	614.6
Europe and other	127.5	135.3	132.3
Total net sales	$3,248.2	$3,191.7	$3,387.3
Long-lived assets
United States	$1,294.9	$1,429.3	$1,603.0
Other	606.5	528.8	459.2
Total long-lived assets	$1,901.4	$1,958.1	$2,062.2

12.  UNAUDITED QUARTERLY FINANCIAL DATA

	March 31	June 30	September 30	December 31	Full Year
	(in millions, except per share data)
2007
Net sales	$802.2	$916.5	$774.3	$755.2	$3,248.2
Gross profit (loss)	84.8	113.1	80.7	(0.2)	278.4
Net income (loss)(1)	15.4	34.0	13.1	(25.5)	37.0
Basic EPS(2)	$0.30	$0.67	$0.26	$(0.50)	$0.72
Diluted EPS(2)	$0.30	$0.64	$0.25	$(0.50)	$0.70
2006
Net sales	$834.8	$874.6	$701.2	$781.1	$3,191.7
Gross profit (loss)	63.5	89.9	(62.0)	(220.0)	(128.6)
Net income (loss)(1)	8.6	20.4	(62.9)	(188.6)	(222.5)
Basic EPS(2)	$0.17	$0.41	$(1.25)	$(3.74)	$(4.42)
Diluted EPS(2)	$0.17	$0.40	$(1.25)	$(3.74)	$(4.42)

(1) Net loss in the fourth quarter of 2007 and 2006 includes the charges discussed in Note 2 - Restructuring Actions.

(2) Full year basic and diluted EPS will not necessarily agree to the sum of the four quarters because each quarter is a separate calculation.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

13.   SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Holdings has no significant asset other than its 100% ownership in AAM, Inc. and no direct subsidiaries other then AAM, Inc. Holdings fully and unconditionally guarantees the 7.875% Notes and 5.25% Notes, which are senior unsecured obligations of AAM, Inc. The 2.00% Convertible Notes are senior unsecured obligations of Holdings and are fully and unconditionally guaranteed by AAM, Inc.

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

Condensed Consolidating Statements of Operations
(in millions)

2007
	Holdings	AAM Inc.	All Others	Elims	Consolidated
Net sales
External	$—	$2,174.2	$1,074.0	$—	$3,248.2
Intercompany	—	54.1	98.7	(152.8)	—
Total net sales	—	2,228.3	1,172.7	(152.8)	3,248.2
Cost of goods sold	—	2,089.3	1,025.7	(145.2)	2,969.8
Gross profit	—	139.0	147.0	(7.6)	278.4
Selling, general and administrative expenses	—	194.8	15.6	(7.6)	202.8
Operating income (loss)	—	(55.8)	131.4	—	75.6
Net interest expense	—	(47.7)	(4.6)	—	(52.3)
Other expense	—	(5.4)	(0.3)	—	(5.7)
Income (loss) before income taxes	—	(108.9)	126.5	—	17.6
Income tax expense (benefit)	—	(40.8)	21.4	—	(19.4)
Earnings from equity in subsidiaries	37.0	61.1	—	(98.1)	—
Net income (loss) before royalties and dividends	37.0	(7.0)	105.1	(98.1)	37.0
Royalties and dividends	—	44.0	(44.0)	—	—
Net income after royalties and dividends	$37.0	$37.0	$61.1	$(98.1)	$37.0

2006
	Holdings	AAM Inc.	All Others	Elims	Consolidated
Net sales
External	$—	$2,173.4	$1,018.3	$—	$3,191.7
Intercompany	—	36.0	81.8	(117.8)	—
Total net sales	—	2,209.4	1,100.1	(117.8)	3,191.7
Cost of goods sold	—	2,441.5	990.9	(112.1)	3,320.3
Gross profit (loss)	—	(232.1)	109.2	(5.7)	(128.6)
Selling, general and administrative expenses	—	190.6	12.5	(5.7)	197.4
Operating income (loss)	—	(422.7)	96.7	—	(326.0)
Net interest expense	—	(23.2)	(15.6)	—	(38.8)
Other income	—	6.4	2.9	—	9.3
Income (loss) before income taxes	—	(439.5)	84.0	—	(355.5)
Income tax benefit	—	(128.3)	(4.7)	—	(133.0)
Earnings (loss) from equity in subsidiaries	(222.5)	48.5	—	174.0	—
Net income (loss) before royalties and dividends	(222.5)	(262.7)	88.7	174.0	(222.5)
Royalties and dividends	—	40.2	(40.2)	—	—
Net income (loss) after royalties and dividends	$(222.5)	$(222.5)	$48.5	$174.0	$(222.5)

2005
	Holdings	AAM Inc.	All Others	Elims	Consolidated
Net sales
External	$—	$2,516.6	$870.7	$—	$3,387.3
Intercompany	—	37.2	83.0	(120.2)	—
Total net sales	—	2,553.8	953.7	(120.2)	3,387.3
Cost of goods sold	—	2,340.5	862.4	(120.3)	3,082.6
Gross profit	—	213.3	91.3	0.1	304.7
Selling, general and administrative expenses	—	182.2	17.3	0.1	199.6
Operating income	—	31.1	74.0	—	105.1
Net interest expense	—	(4.7)	(22.5)	—	(27.2)
Other income (expense)	—	2.8	(0.7)	—	2.1
Income before income taxes	—	29.2	50.8	—	80.0
Income tax expense	—	13.5	10.5	—	24.0
Earnings from equity in subsidiaries	56.0	7.3	—	(63.3)	—
Net income before royalties and dividends	56.0	23.0	40.3	(63.3)	56.0
Royalties and dividends	—	33.0	(33.0)	—	—
Net income after royalties and dividends	$56.0	$56.0	$7.3	$(63.3)	$56.0

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Condensed Consolidating Balance Sheets
(in millions)

2007
	Holdings	AAM Inc.	All Others	Elims	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$223.5	$120.1	$—	$343.6
Accounts receivable, net	—	141.3	122.7	—	264.0
Inventories, net	—	109.6	119.4	—	229.0
Other current assets	—	28.4	69.6	—	98.0
Total current assets	—	502.8	431.8	—	934.6
Property, plant and equipment, net	—	959.8	736.4	—	1,696.2
Goodwill	—	—	147.8	—	147.8
Other assets and deferred charges	—	121.8	14.3	—	136.1
Investment in subsidiaries	1,181.8	763.7	—	(1,945.5)	—
Total assets	$1,181.8	$2,348.1	$1,330.3	$(1,945.5)	$2,914.7
Liabilities and stockholders' equity
Current liabilities
Accounts payable	$—	$174.9	$138.9	$—	$313.8
Other accrued expenses	—	144.3	53.5	—	197.8
Total current liabilities	—	319.2	192.4	—	511.6
Intercompany payable (receivable)	288.4	(516.0)	227.6	—	-
Long-term debt	2.7	799.8	55.6	—	858.1
Other long-term liabilities	—	563.3	91.0	—	654.3
Total liabilities	291.1	1,166.3	566.6	—	2,024.0
Stockholders' equity	890.7	1,181.8	763.7	(1,945.5)	890.7
Total liabilities and stockholders' equity	$1,181.8	$2,348.1	$1,330.3	$(1,945.5)	$2,914.7

2006
	Holdings	AAM Inc.	All Others	Elims	Consolidated
Assets
Current assets
Cash and cash equivalents	$—	$0.5	$13.0	$—	$13.5
Accounts receivable, net	—	181.0	146.6	—	327.6
Inventories, net	—	110.4	88.0	—	198.4
Other current assets	—	62.9	37.0	—	99.9
Total current assets	—	354.8	284.6	—	639.4
Property, plant and equipment, net	—	1,075.2	656.5	—	1,731.7
Goodwill	—	—	147.8	—	147.8
Other assets and deferred charges	—	17.2	61.4	—	78.6
Investment in subsidiaries	1,043.4	676.1	69.9	(1,789.4)	—
Total assets	$1,043.4	$2,123.3	$1,220.2	$(1,789.4)	$2,597.5
Liabilities and stockholders' equity
Current liabilities
Accounts payable	$—	$201.6	$127.3	$—	$328.9
Other accrued expenses	—	173.6	38.8	—	212.4
Total current liabilities	—	375.2	166.1	—	541.3
Intercompany payable (receivable)	240.2	(451.0)	210.8	—	—
Long-term debt	2.7	633.2	36.3	—	672.2
Other long-term liabilities	—	508.0	62.3	—	570.3
Total liabilities	242.9	1,065.4	475.5	—	1,783.8
Stockholders' equity	800.5	1,057.9	744.7	(1,789.4)	813.7
Total liabilities and stockholders' equity	$1,043.4	$2,123.3	$1,220.2	$(1,789.4)	$2,597.5

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Condensed Consolidating Statements of Cash Flows
(in millions)

2007
	Holdings	AAM Inc.	All Others	Elims	Consolidated
Operating activities
Net cash provided by operating activities	$—	$136.2	$231.7	$—	$367.9
Investing activities
Purchases of property, plant and equipment	—	(51.6)	(134.9)	—	(186.5)
Net cash used in investing activities	—	(51.6)	(134.9)	—	(186.5)
Financing activities
Net debt activity	—	164.0	8.3	—	172.3
Intercompany activity	33.8	(35.4)	1.6	—	—
Debt issuance costs	—	(7.5)	—	—	(7.5)
Payment of dividends	(31.8)	—	—	—	(31.8)
Proceeds from stock option exercises,
including tax benefit	—	17.3	—	—	17.3
Purchase of treasury stock	(2.0)	—	—	—	(2.0)
Net cash provided by financing activities	—	138.4	9.9	—	148.3
Effect of exchange rate changes on cash	—	—	0.4	—	0.4
Net increase in cash and cash equivalents	—	223.0	107.1	—	330.1
Cash and cash equivalents at beginning of period	—	0.5	13.0	—	13.5
Cash and cash equivalents at end of period	$—	$223.5	$120.1	$—	$343.6

2006
	Holdings	AAM Inc.	All Others	Elims	Consolidated
Operating activities
Net cash provided by (used in) operating activities	$—	$(121.2)	$306.9	$—	$185.7
Investing activities
Purchases of property, plant and equipment	—	(162.8)	(123.8)	—	(286.6)
Purchase buyouts of leased equipment, net of proceeds	—	(37.0)	—		(37.0)
Net cash used in investing activities	—	(199.8)	(123.8)		(323.6)
Financing activities
Net debt activity	(147.3)	312.1	15.7	—	180.5
Intercompany activity	178.3	11.4	(189.7)	—	—
Debt issuance costs	—	(4.4)	—	—	(4.4)
Payment of dividends	(31.0)	—	—	—	(31.0)
Proceeds from stock option exercises,
including tax benefit	—	2.3	—	—	2.3
Purchase of treasury stock	—	(0.1)	—	—	(0.1)
Net cash provided by (used in) financing activities	—	321.3	(174.0)	—	147.3
Effect of exchange rate changes on cash	—	—	0.4	—	0.4
Net increase in cash and cash equivalents	—	0.3	9.5	—	9.8
Cash and cash equivalents at beginning of period	—	0.2	3.5	—	3.7
Cash and cash equivalents at end of period	$—	$0.5	$13.0	$—	$13.5

2005
	Holdings	AAM Inc.	All Others	Elims	Consolidated
Operating activities
Net cash provided by operating activities	$—	$70.4	$210.0	$—	$280.4
Investing activities
Purchases of property, plant and equipment	—	(198.7)	(107.0)	—	(305.7)
Net cash used in investing activities	—	(198.7)	(107.0)	—	(305.7)
Financing activities
Net debt activity	—	70.4	(29.8)	—	40.6
Intercompany activity	30.4	42.1	(72.5)	—	—
Debt issuance costs	—	—	—	—	—
Payment of dividends	(30.4)	—	—	—	(30.4)
Proceeds from stock option exercises,
including tax benefit	—	4.6	—	—	4.6
Purchase of treasury stock				—
Net cash provided by (used in) financing activities	—	117.1	(102.3)	—	14.8
Effect of exchange rate changes on cash	—	—	(0.2)	—	(0.2)
Net increase (decrease) in cash and cash equivalents	—	(11.2)	0.5	—	(10.7)
Cash and cash equivalents at beginning of period	—	11.4	3.0	—	14.4
Cash and cash equivalents at end of period	$—	$0.2	$3.5	$—	$3.7

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
FIVE YEAR FINANCIAL SUMMARY
YEAR ENDED DECEMBER 31,
(in millions, except per share data)

	2007		2006		2005	2004	2003
Statement of operations data
Net sales	$3,248.2		$3,191.7		$3,387.3	$3,599.6	$3,682.7
Gross profit (loss)	278.4		(128.6)		304.7	474.5	540.3
Selling, general and administrative expenses	202.8		197.4		199.6	189.7	194.0
Operating income (loss)	75.6		(326.0)		105.1	284.8	346.3
Net interest expense	(52.3)		(38.8)		(27.2)	(25.5)	(46.8)
Net income (loss)	37.0	(a)(b)	(222.5	)(a)(b)	56.0	159.5 (b)	197.1
Diluted earnings (loss) per share	$0.70		$(4.42)		$1.10	$2.98	$3.70
Diluted shares outstanding	52.7		50.4		51.1	53.5	53.3

Balance sheet data
Cash and cash equivalents	$343.6		$13.5		$3.7	$14.4	$12.4
Total assets	2,914.7		2,597.5		2,666.6	2,538.8	2,398.7
Total long-term debt	858.1		672.2		489.2	448.0	449.7
Stockholders’ equity	890.7		813.7		994.8	955.5	954.7
Dividends declared per share	$0.60		$0.60		$0.60	$0.45	$—

Statement of cash flows data
Cash provided by operating activities	$367.9		$185.7		$280.4	$453.2	$496.9
Cash used in investing activities	(186.5)		(323.6)		(305.7)	(240.2)	(232.1)
Cash provided by (used in) financing activities	148.3		147.3		14.8	(211.3)	(262.6)
Dividends paid	(31.8)		(31.0)		(30.4)	(23.0)	—

Other data
Depreciation and amortization	$229.4		$206.0		$185.1	$171.1	$163.1
Capital expenditures	186.5		286.6		305.7	240.2	229.1
Buyouts of sale-leasebacks	—		71.8		—	—	3.0

(a)	Includes special charges, asset impairments and other non-recurring operating costs of $58.7 million in 2007 and $248.2 million in 2006, net of tax, related to restructuring actions.

(b)	Includes charges of $3.5 million in 2007, $1.8 million in 2006 and $15.9 million in 2004, net of tax, related to debt refinancing and redemption costs.